

March 30, 2026

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Fidelity Investments Mutual Funds (FMR LLC)
        Rule 17g Compliance Filing
        Fidelity Bond Coverage Period: July 1, 2025 – July 1, 2026

To Whom It May Concern,

In compliance with Rule 17g, we submit the following on behalf of Fidelity Investments Mutual Funds:

1. Resolution of a majority of the Independent Trustees approving the amount, type, form and coverage of the bond at meetings of the Board of Trustees held in May and June, 2025.

2. Statement showing the amount of the single insured bond which the individual trusts would have to maintain if they were not named as insureds under a joint insured bond.

3. Statement as to the period for which premiums have been paid.

4. Copy of the Fidelity Bond Insurance Recovery Agreement.

5. Copy of the primary and excess fidelity bond insurance policies, effective July 1, 2025 to July 1, 2026.

Sincerely,

Mark A. Morency
Director, Insurance Risk, FMR LLC

Encl.

Board Resolution

(Excerpt from minutes of the May 15, 2025 Board of Trustees meeting)

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

Upon motions duly made and seconded, and by votes of the full Board, including a majority of those Trustees who are not "interested persons" of the funds as defined in the Investment Company Act of 1940, as amended ("1940 Act"), the following votes were unanimously approved by the Board

VOTED:
That the Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period July 1, 2025 to July 1, 2026, as detailed in the May 2025 Board memorandum, be, and hereby is, approved, the full Board and the Independent Trustees having determined such Fidelity Bond to be reasonable in form and amount, taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio; and that the officers of the Fund be, and hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED:
That the portion of the total premium to be paid by the Fund for the Fidelity Bond be, and hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond.

FURTHER
VOTED:
That Mark Morency and any additional party the Fund's Treasurer should designate be, and hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said Fidelity Bond required by Paragraph (g) of Rule 17(g)-1 under the 1940 Act.

FURTHER
VOTED:
That the Fund's joint participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy and an "excess" Independent Trustee management liability policy (together, the "E&O/D&O Policy") for the period July 1, 2025 to July 1, 2026, as detailed in the May 2025 Board memorandum, be, and hereby are, approved, it having been determined by the full Board and the Independent Trustees that the Fund's participation in the E&O/D&O Policy is in the best

interests of the Fund and that the premium to be allocated to the Fund, based upon the proportionate share of the sum of the premiums that would have been paid if such E&O/D&O Policy were purchased separately, is fair and reasonable to the Fund; and that the officers of the Fund be, and hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the E&O/D&O Policy be, and hereby is, approved.

FURTHER
VOTED: That Mark Morency and any additional party the Fund's Treasurer should designate be, and hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Fund, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

Board Resolution

(Excerpt from minutes of the June 11, 2025 Board of Trustees meeting)

FIDELITY EQUITY AND HIGH INCOME FUNDS

Upon motions duly made and seconded, and by votes of the full Board, including a majority of those Trustees who are not "interested persons" of the Funds as defined in the Investment Company Act of 1940, as amended ("1940 Act"), and, in the case of votes relating to Rule 12b-1 Plans, who have no direct or indirect financial interest in the operation of such Plans or in any agreements related to such Plans, the following votes were unanimously approved by the Board:

VOTED: That the Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period July 1, 2025 to July 1, 2026, as detailed in the June 2025 Board memorandum, be, and hereby is, approved, the full Board and the Independent Trustees having determined such Fidelity Bond to be reasonable in form and amount, taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio; and that the officers of the Fund be, and hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the Fidelity Bond be, and hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond.

FURTHER
VOTED: That Mark Morency and any additional party the Fund's Treasurer should designate be, and hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said Fidelity Bond required by Paragraph (g) of Rule 17(g)-1 under the 1940 Act.

FURTHER
VOTED: That the Fund's joint participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy and an "excess" Independent Trustee management liability policy (together, the "E&O/D&O Policy") for the period July 1, 2025 to July 1, 2026, as detailed in the June 2025 Board memorandum, be, and hereby are, approved, it having been determined by the full Board and the Independent Trustees that the Fund's participation in the E&O/D&O Policy is in the best interests of the Fund and that the premium to be allocated to the

Fund, based upon the proportionate share of the sum of the premiums that would have been paid if such E&O/D&O Policy were purchased separately, is fair and reasonable to the Fund; and that the officers of the Fund be, and hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the E&O/D&O Policy be, and hereby is, approved.

FURTHER
VOTED: That Mark Morency and any additional party the Fund's Treasurer should designate be, and hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Fund, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

Greenbook Fund Assets and Bond Requirements (as of 12/31/25)			
Board	**Trust**	**Total Assets (Base)**	**Bond Requirement**
	Fidelity Advisor Series 1 Total	**71,195,806,407.23**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	329,296,279.60	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	712,968,608.73	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,023,545,721.66	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,421,127,207.83	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,590,483,836.44	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,695,244,518.03	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,021,976,452.92	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,165,281,622.00	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,725,981,617.23	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	12,412,316,972.77	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	14,820,035,185.89	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	30,277,548,384.13	
	Fidelity Advisor Series VII Total	**12,297,829,522.73**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	(5,223.75)	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	174,692,033.77	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	731,839,946.25	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,633,836,220.16	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,844,748,879.32	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	3,311,314,060.01	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	4,601,403,606.97	
	Fidelity Advisor Series VIII Total	**27,748,972,885.46**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	165,259,947.96	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	576,410,722.10	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	1,655,962,824.17	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	9,547,258,760.21	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	15,804,080,631.02	
	Fidelity Beacon Street Total	**0.00**	**50,000**
Fidelity Equity And High Income Funds Board	Fidelity Beacon Street	0.00	
	Fidelity Capital Trust Total	**36,208,383,180.67**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	2,179,967,758.77	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	4,139,976,911.49	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	5,711,906,472.03	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	7,148,358,663.32	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	8,438,283,493.33	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	8,589,889,881.73	
	Fidelity Central Investment Portfolios LLC Total	**35,262,117,202.50**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	267,060,704.57	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	926,068,117.87	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	1,629,515,407.00	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	2,006,165,865.77	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	3,292,895,657.11	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	6,799,003,284.40	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	20,341,408,165.78	
	Fidelity Commonwealth Trust Total	**9,326,400,251.84**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust	9,326,400,251.84	
	Fidelity Commonwealth Trust II Total	**0.00**	**50,000**
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust II	0.00	
	Fidelity Concord Street Trust Total	**1,205,816,485,641.78**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	17,248,381.35	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	60,487,410.08	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	129,243,511.03	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	218,280,754.88	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	667,415,123.29	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	710,003,383.22	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	972,865,445.50	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,202,000,311.16	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,203,957,534.49	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,530,785,243.09	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,860,685,228.41	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	2,053,913,495.64	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	2,196,251,471.08	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	5,363,606,971.56	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	7,615,303,647.53	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	7,818,168,082.15	

Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	8,199,476,320.85	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	9,061,988,418.27	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	12,268,999,956.65	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	16,102,492,875.59	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	23,143,526,466.13	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	32,427,399,092.13	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	40,062,686,312.25	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	74,059,733,462.88	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	94,001,704,708.37	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	122,836,526,304.22	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	740,031,735,729.98	
	Fidelity Congress Street Fund Total	**0.00**	**50,000**
Fidelity Equity And High Income Funds Board	Fidelity Congress Street Fund	0.00	
	Fidelity Contrafund Total	**251,175,853,437.20**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	13,461,733,570.20	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	24,668,324,803.05	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	36,563,530,910.91	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	176,482,264,153.04	
	Fidelity Covington Trust Total	**87,622,118,399.53**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	7,974,188.43	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	12,192,563.40	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	13,367,258.80	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	15,116,685.38	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	16,689,161.01	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	28,796,900.18	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	30,469,888.88	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	39,566,859.76	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	48,050,536.39	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	48,589,126.79	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	48,638,027.60	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	62,987,160.26	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	76,569,148.25	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	86,441,165.70	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	89,274,366.06	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	101,098,856.43	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	106,170,345.60	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	144,242,942.51	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	166,888,914.76	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	195,087,190.96	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	212,854,550.96	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	229,413,214.99	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	240,248,903.80	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	257,581,394.15	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	263,310,064.11	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	271,513,595.49	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	350,540,752.76	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	372,966,915.09	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	469,718,868.06	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	521,364,881.80	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	608,535,681.93	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	660,358,721.77	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	927,782,392.30	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	948,805,950.34	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,109,774,438.96	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,149,297,918.30	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,476,468,709.49	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,913,672,756.39	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,541,374,110.96	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	3,357,226,334.71	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	4,614,048,450.74	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	4,731,841,381.86	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	5,333,965,395.97	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	5,975,843,450.14	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	6,086,985,250.05	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	7,976,562,995.32	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	456,753,237.78	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,085,122,664.33	

Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,279,379,252.57	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,315,961,829.66	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,542,051,648.94	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,926,307,876.74	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,972,056,941.78	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,166,489,350.85	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,428,657,271.01	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,837,767,831.95	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	16,671,302,126.33	
	Fidelity Destiny Portfolios Total	**9,757,228,788.49**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	3,822,905,435.06	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	5,934,323,353.43	
	Fidelity Devonshire Trust Total	**47,673,858,965.47**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	93,047,636.81	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	364,403,134.52	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	741,549,145.33	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	1,781,240,769.24	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	4,764,174,769.59	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	10,410,969,630.19	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	14,591,653,262.11	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	14,926,820,617.68	
	Fidelity Exchange Fund Total	**0.00**	**50,000**
Fidelity Equity And High Income Funds Board	Fidelity Exchange Fund	0.00	
	Fidelity Financial Trust Total	**9,778,377,236.54**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	2,098,044,261.82	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	7,680,332,974.72	
	Fidelity Hanover Street Trust Total	**3,354,703,751.42**	**2,100,000**
Fidelity Equity And High Income Funds Board	Fidelity Hanover Street Trust	944,416,164.59	
Fidelity Equity And High Income Funds Board	Fidelity Hanover Street Trust	2,410,287,586.83	
	Fidelity Hastings Street Trust Total	**48,262,856,034.72**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	644,573,379.81	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	1,627,498,519.28	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	5,772,043,932.27	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	6,420,019,093.97	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	9,116,688,834.22	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	24,682,032,275.17	
	Fidelity Investment Trust Total	**178,808,150,133.53**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	12,976.39	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	434,167.58	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,003,823.64	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,630,961.17	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	20,489,753.46	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	29,101,353.12	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	93,539,686.79	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	123,833,488.98	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	128,028,365.31	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	256,250,429.01	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	335,031,554.80	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	372,119,391.92	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	414,107,031.52	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	567,083,183.33	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	855,021,115.38	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	961,418,998.79	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	963,362,854.87	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	994,123,729.21	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,095,538,161.69	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,223,093,462.36	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,503,960,982.76	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,504,818,705.89	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,508,765,283.88	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,578,200,541.97	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,792,608,463.35	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,072,138,805.58	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,493,864,980.12	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,500,433,297.53	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,835,099,519.99	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,925,882,562.63	

Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,406,355,129.94	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,382,557,253.52	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	7,596,302,731.88	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	7,699,588,253.79	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	8,321,600,595.18	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	9,210,445,881.83	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	11,985,686,963.18	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,467,497,925.24	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,082,342,880.80	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,163,057,605.64	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,499,922,499.44	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	25,811,794,780.07	
	Fidelity Magellan Fund Total	**36,787,471,421.20**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	330,683,181.08	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	36,456,788,240.12	
	Fidelity Mt. Vernon Street Trust Total	**135,441,342,421.52**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	330,044,178.99	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	921,327,937.39	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	3,997,700,188.95	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	5,402,118,391.94	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	20,403,088,736.93	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	23,367,386,731.18	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	81,019,676,256.14	
	Fidelity Puritan Trust Total	**131,129,654,652.78**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	166,654,835.70	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,211,123,911.54	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,225,835,028.48	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,842,251,798.60	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	3,369,287,297.91	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	4,111,501,523.94	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	23,007,867,709.77	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	31,920,213,960.80	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	61,274,918,586.04	
	Fidelity Securities Fund Total	**215,965,535,143.66**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	288,279,850.28	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	586,823,711.89	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,834,083,869.37	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	3,794,964,304.11	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	3,806,943,671.09	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	4,502,650,144.18	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	4,618,786,800.41	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	5,695,880,990.89	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	7,614,215,801.49	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	10,365,027,855.51	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	14,112,979,611.03	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	14,893,162,064.16	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	18,092,774,259.26	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	35,763,752,702.94	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	88,995,209,507.05	
	Fidelity Select Portfolios Total	**121,039,948,213.65**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	73,343,514.06	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	104,899,007.40	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	212,263,473.76	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	291,325,076.43	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	346,238,311.62	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	376,531,274.63	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	459,459,939.51	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	474,530,502.41	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	592,085,367.32	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	597,325,815.90	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	681,768,212.68	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	699,784,533.47	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	707,880,056.98	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	736,780,731.12	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	866,145,374.11	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,018,808,285.35	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,046,513,828.07	

Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,049,980,682.65	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,210,366,214.54	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,293,010,380.51	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,352,996,223.56	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,438,214,892.51	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,460,191,283.04	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,492,600,082.37	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,662,265,423.17	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,710,101,410.12	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,814,645,837.97	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	3,349,673,729.55	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	3,683,062,476.50	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	4,116,503,139.41	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	4,210,710,524.17	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	5,229,451,483.14	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	6,366,093,853.59	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	9,419,287,902.47	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	28,185,526,990.20	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	28,709,582,379.36	
	Fidelity Summer Street Trust Total	**32,401,905,740.43**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	15,006,279.69	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	22,018,394.61	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	30,774,111.14	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	35,622,744.76	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	44,315,075.48	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	50,651,383.51	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	147,649,768.95	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	158,521,956.15	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	195,427,038.14	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	271,388,573.45	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	305,608,943.69	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	430,336,977.60	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	600,308,393.37	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,551,452,102.28	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	2,133,689,978.32	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	2,880,817,176.41	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	3,070,332,542.60	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	5,555,049,950.89	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	14,902,934,349.39	
	Fidelity Trend Fund Total	**4,475,823,549.39**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Trend Fund	4,475,823,549.39	
	Variable Insurance Products Fund Total	**26,963,774,884.10**	**2,500,000**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	424,055,146.42	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	597,222,719.03	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	825,218,313.01	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	2,151,601,468.26	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	4,670,958,036.38	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	6,811,965,410.46	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	11,482,753,790.54	
	Variable Insurance Products Fund II Total	**53,108,802,914.37**	**2,500,000**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	439,860,048.73	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	511,404,560.22	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	892,931,350.56	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	1,134,910,193.94	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	1,379,078,080.39	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	1,603,625,210.74	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	18,622,307,718.00	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	28,524,685,751.79	
	Variable Insurance Products Fund III Total	**24,797,102,247.98**	**2,500,000**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	292,435,752.84	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	933,491,356.44	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	2,733,160,047.55	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	4,664,363,720.54	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	7,840,292,619.47	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	8,333,358,751.14	
	Variable Insurance Products Fund IV Total	**7,266,494,573.71**	**2,500,000**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	65,555,669.50	

Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	205,069,698.43	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	233,632,299.94	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	321,177,383.12	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	329,277,835.27	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	328,924,687.83	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	335,426,209.00	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	414,311,211.59	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	452,719,657.73	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	1,102,103,304.82	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	3,478,296,616.48	
	Fidelity Aberdeen Street Trust Total	**473,294,950,428.42**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,267,116.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,427,802.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,450,478.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,456,608.17	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,548,743.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,558,899.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,616,454.75	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,812,857.58	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,123,178.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,654,290.98	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,988,111.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,361,979.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,803,137.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	11,441,644.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,332,063.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,589,300.51	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,836,675.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,180,892.39	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,695,397.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	19,661,555.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	23,083,436.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	29,513,364.74	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	36,407,448.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	39,628,997.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	49,793,985.51	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	61,089,360.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	72,304,280.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	74,291,385.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	77,914,350.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	82,029,829.85	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	160,633,003.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	199,766,968.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	200,832,675.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	205,377,326.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	215,700,421.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	284,618,404.01	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	289,044,820.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	344,288,041.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	420,618,402.22	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	529,118,875.38	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	743,268,555.12	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	847,165,931.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,086,161,362.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,181,749,237.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,421,136,268.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,464,174,985.59	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,894,956,681.69	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,940,695,908.85	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,055,323,871.21	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,056,901,519.97	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,305,420,479.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,357,048,825.93	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,569,213,066.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,581,107,779.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,750,974,081.75	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,020,841,618.11	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,044,187,838.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,063,007,101.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,099,125,712.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,647,287,810.59	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,137,279,340.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,216,874,190.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,240,580,334.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,268,699,967.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,526,685,735.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,705,218,649.01	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,802,807,717.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,992,438,462.25	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,632,658,339.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	11,863,905,923.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,633,398,388.16	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	14,491,476,876.47	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,161,964,722.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	19,925,474,216.00	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	19,926,583,027.88	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	22,385,973,219.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	24,806,171,981.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	25,778,451,390.68	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	26,014,205,728.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	27,132,196,776.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	28,487,613,999.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	29,714,500,836.32	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	31,534,811,664.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	32,710,189,170.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	33,519,178,566.68	
	Fidelity Advisor Series II Total	**22,463,380,187.39**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	126,080,244.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,134,077,188.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,266,773,095.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	2,753,931,076.06	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	17,182,518,582.67	
	Fidelity Advisor Series IV Total	**171,054,746.70**	**600,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series IV	171,054,746.70	
	Fidelity Boylston Street Trust Total	**0.00**	**50,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Boylston Street Trust	0.00	
	Fidelity California Municipal Trust Total	**2,514,267,778.00**	**1,900,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	648,230,358.80	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	1,866,037,419.20	
	Fidelity California Municipal Trust II Total	**6,303,864,670.93**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust II	6,303,864,670.93	
	Fidelity Central Investment Portfolios II LLC Total	**48,589,292,048.69**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	171,868,786.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	783,909,481.12	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	47,633,513,781.00	
	Fidelity Charles Street Trust Total	**40,598,676,968.17**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	392,713.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,305,291.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,552,950.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,057,650.73	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	31,860,937.85	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	63,306,295.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	67,729,637.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,163,328,083.93	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,585,329,195.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	5,089,329,520.36	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	5,986,646,400.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	6,279,297,560.06	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	7,980,964,648.69	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	10,345,576,082.19	
	Fidelity Colchester Street Trust Total	**673,949,058,380.21**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	11,797,213,165.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	80,507,426,576.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	128,961,443,990.70	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	170,161,632,789.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	282,521,341,857.73	
	Fidelity Court Street Trust Total	**986,505,257.07**	**1,000,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust	332,838,019.97	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust	653,667,237.10	
	Fidelity Court Street Trust II Total	**1,313,241,385.37**	**1,250,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust II	1,313,241,385.37	
	Fidelity Garrison Street Trust Total	**4,314,854,257.52**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Garrison Street Trust	700,482,614.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Garrison Street Trust	3,614,371,643.34	
	Fidelity Hereford Street Trust Total	**629,962,742,041.60**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	1,935,549,407.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	213,933,092.47	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	376,300,665.16	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	16,703,380,987.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	143,697,115,189.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	467,036,462,699.05	
	Fidelity Income Fund Total	**61,905,233,721.22**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	5,363,580.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	7,213,900.59	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	10,139,481.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	17,131,521.80	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	26,435,405.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	52,372,339.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	49,574,322.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	56,168,461.39	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	523,423,135.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,473,544,086.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,713,017,758.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	2,835,196,101.43	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	8,480,576,109.15	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	46,655,077,517.31	
	Fidelity Massachusetts Municipal Trust Total	**5,359,973,347.86**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	1,754,023,765.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	3,605,949,582.60	
	Fidelity Merrimack Street Trust Total	**35,084,287,417.46**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	2,480.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	35,157,118.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	149,244,094.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	172,506,070.32	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	304,848,512.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	364,478,975.99	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	335,526,101.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	391,973,066.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	1,235,868,079.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	6,420,990,161.92	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	25,673,692,755.82	
	Fidelity Money Market Trust Total	**0.00**	**50,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Money Market Trust	0.00	
	Fidelity Municipal Trust Total	**12,695,300,700.47**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	242,850,799.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	427,167,981.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	485,832,644.06	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	496,222,210.22	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	565,952,265.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	1,110,039,523.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	1,853,663,009.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	2,847,494,084.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	4,666,078,182.55	
	Fidelity Municipal Trust II Total	**0.00**	**50,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust II	0.00	
	Fidelity New York Municipal Trust Total	**1,312,650,420.24**	**1,250,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	1,312,650,420.24	
	Fidelity New York Municipal Trust II Total	**5,154,158,992.95**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust II	5,154,158,992.95	
	Fidelity Newbury Street Trust Total	**53,368,539,066.93**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	4,079,457,849.60	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	49,289,081,217.33	
	Fidelity Oxford Street Trust Total	**6,637,945,587.59**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	111,147,181.24	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	2,304,393,693.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	4,222,404,713.27	
	Fidelity Oxford Street Trust II Total	**398,483,828.12**	**750,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust II	398,483,828.12	
	Fidelity Phillips Street Trust Total	**255,650,600,760.99**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Phillips Street Trust	255,650,600,760.99	
	Fidelity Revere Street Trust Total	**94,634,026,329.13**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	2,574,545,403.75	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	4,247,707,651.38	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	31,252,950,240.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	56,558,823,033.97	
	Fidelity Salem Street Trust Total	**756,327,890,699.57**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,953,984.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,133,501.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	16,271,252.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	24,920,913.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	25,258,225.74	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	44,339,153.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	47,416,355.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	56,456,636.74	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	64,991,233.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	55,212,472.36	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	63,329,043.05	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	160,852,843.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	229,814,974.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	291,561,724.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	323,113,747.14	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	352,670,746.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	376,336,293.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	406,435,521.81	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	501,330,536.11	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	530,164,615.25	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	668,629,105.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	706,604,860.84	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	691,947,578.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	880,979,973.58	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,633,489,357.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	975,831,418.74	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	984,469,295.02	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,005,590,735.01	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,120,574,334.40	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,557,241,730.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,539,014,830.84	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,596,116,281.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,637,538,530.49	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,812,985,533.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,157,882,497.32	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,050,557,604.15	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,441,868,004.46	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,225,961,613.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,550,895,000.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,690,616,265.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,894,450,724.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,268,196,398.36	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,417,668,942.73	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,654,371,921.42	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,580,479,020.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,578,154,327.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,657,631,239.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,687,565,188.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,786,913,608.59	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,074,808,562.11	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,737,840,414.42	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,983,324,889.97	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,104,915,666.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,087,543,171.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,297,672,019.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,544,345,464.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,791,371,639.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,523,772,667.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,651,091,019.45	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,702,623,086.04	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,317,724,616.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,681,182,238.89	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,065,545,037.46	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,344,698,675.98	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,479,679,640.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,650,840,690.58	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	9,585,909,175.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	10,471,785,034.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	11,017,986,062.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	11,602,007,103.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	13,088,880,042.32	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	12,201,098,628.24	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	12,588,332,555.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	12,571,977,258.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	14,093,783,988.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	14,923,626,787.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	16,312,495,638.46	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	17,501,495,094.21	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	19,995,623,443.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	21,442,195,636.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	24,330,618,878.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	26,542,374,756.85	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	28,600,189,569.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	32,444,263,625.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	41,210,615,217.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	43,322,616,623.88	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	45,794,868,796.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	64,488,743,551.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	69,228,885,482.09	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	44,654,574.74	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,844,093,975.20	
	Fidelity School Street Trust Total	**77,020,684,025.69**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	210,516,162.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	3,233,798,345.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	14,057,030,133.91	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	59,519,339,383.75	
	Fidelity Union Street Trust Total	**281,517,301.92**	**750,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust	124,142,991.42	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust	157,374,310.50	
	Fidelity Union Street Trust II Total	**4,049,304,261.43**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust II	4,049,304,261.43	
	Variable Insurance Products Fund V Total	**45,799,104,591.16**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	3,449,866.92	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	7,529,801.38	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	8,047,583.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	8,369,744.94	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	11,821,545.85	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	13,537,857.92	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	25,163,661.58	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	25,500,010.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	27,978,810.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	30,011,056.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	31,036,548.05	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	36,131,836.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	37,461,444.68	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	51,069,627.14	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	53,772,164.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	54,703,422.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	77,433,414.09	

Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	88,922,873.92
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	116,558,037.99
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	179,262,859.39
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	210,139,128.32
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	211,293,067.56
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	239,898,172.45
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	256,326,276.78
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	373,193,183.96
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	392,493,935.43
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	397,267,194.55
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	445,238,458.52
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	468,942,241.00
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	503,085,634.13
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	690,106,456.97
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	893,224,942.30
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	950,417,983.54
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,218,521,808.86
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,195,179,846.10
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,828,772,248.64
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,674,577,742.91
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	3,904,875,056.88
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	3,942,778,808.62
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	5,456,128,404.43
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	7,662,290,225.97
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	10,996,591,604.88

Premium Payment Statement

I, Mark Morency, Director, Insurance Risk, do hereby attest that the following statement is true and accurate:

The Investment Company Bond coverage for the mutual funds is effective and premiums have been paid for the period July 1, 2025 – July 1, 2026.

Mark A. Morency
Director, Insurance Risk
FMR LLC

03/30/2026

_____
Date

Joint Insured Statement

I, Mark Morency, under authority of the Fidelity Investments mutual funds, do hereby attest that the following statement is true and accurate:

The amount of the single insured bond which each trust would have to maintain if they were not named as insureds under a joint insured bond is reflected in the attached report entitled, "Greenbook Fund Assets and Bond Requirements".

_____

Mark Morency
Director, Insurance Risk
FMR LLC

03/30/2026

_____

Date

EQUITY & HIGH INCOME AND FIXED INCOME & ASSET ALLOCATION FUNDS AMENDED & RESTATED FIDELITY BOND INSURANCE RECOVERY AGREEMENT

This Equity & High Income and Fixed Income & Asset Allocation Funds Amended & Restated Fidelity Bond Insurance Recovery Allocation Agreement, effective July 1, 2017 (the "Agreement"), is by and among each Fidelity Equity and High Income Fund and Fidelity Fixed Income and Asset Allocation Fund identified in the fidelity bond insurance policy(ies) (the "Policy") and all future portfolios overseen by the Fidelity Equity and High Income Funds Board of Trustees and Fidelity Fixed Income and Asset Allocation Funds Board of Trustees that may be added to the Policy (the "Fund Insureds"). Any past, present or future duly elected or appointed director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, member of a Board of Managers or a management board, or member of a Board of Trustees, including a trustee who is not an "interested person" of a Fund Insured, as defined under the Investment Company Act of 1940 (the "1940 Act"), Advisory Board member, or, if operating outside the United States, any past, present and future person in a duly elected or appointed position that is equivalent to a position listed above are collectively referred to as the "Executives".

WITNESSETH:

WHEREAS, the Fund Insureds are and will be named as joint insureds on one or more fidelity bonds (the "Bond") that provide combined coverage;

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 ("Rule 17g-1") requires that in the case of a joint Bond there shall be an agreement among all insureds to the effect that in the event recovery is received under such a Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Bond with the minimum coverage required by Rule 17g-1(d)(1);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Policy, as follows:

1. <u>Allocation of Recovery of Bond Claims Among Fund Insureds.</u>

(a)   Each individual Fund Insured shall initially receive not less than the lesser of an amount of the recovery equal to the amount of the minimum amount of Bond coverage each individual Fund Insured would have been required to maintain as of the date any such loss is sustained under a single insurance Bond as required by Rule 17g-1(d)(1) or the amount of the actual losses of each individual Fund Insured.

(b)   Each individual Fund Insured seeking recovery amounts from the insurer(s) of the Policy in excess of the minimum amount of Bond coverage it would have been required to maintain as of the date any such loss is sustained under a single Bond as required by Rule 17g-1(d)(1) shall recover such excess amounts in full as long as the remaining aggregate policy limit

is sufficient to provide all other Fund Insureds with the minimum amount of Bond coverage as required by Rule 17g-1(d)(1). If multiple Fund Insureds seek recovery amounts from the insurer(s) that issued the Bond in excess of their respective minimum coverages, as required by Rule 17g-1(d)(1), and the remaining aggregate Bond limit is not sufficient to pay all such amounts in full, such Fund Insureds shall share in any remaining amount of available aggregate Bond limit on the basis of the minimum amount of insurance coverage that each individual Fund Insured would have been required to maintain as of the date any such loss is sustained as required by Rule 17g-1(d)(1) as a percentage of the total amount of minimum insurance coverage required by Rule 17g-1(d)(1) for all Fund Insureds seeking claim recovery amounts in excess of the minimum amount of insurance coverage required pursuant to Rule 17g-1(d)(1), provided, of course, that no Fund Insured recovers more than its actual losses.

(c)   The allocation of recovery among Fund Insureds shall be subject to the requirements of Rule 17g-1, including maintaining the minimum amount of insurance coverage for each individual Fund Insured.

2.   Notice. Notice is hereby given that the obligations of this Agreement are not binding upon any such Executive or shareholder individually, but are binding only upon the assets and the property of each Fund Insured's respective portfolios.

3.   Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto, with respect to the subject matter hereof, and accordingly supersedes, as of the effective date of this Agreement, any other agreement heretofore in effect among the parties, including, with regard to the Fund Insureds only, the Fidelity Bond Insurance Recovery Agreement dated April 2, 2004.

4.   Choice of Law. In all instances this agreement shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts, in each case without giving effect to principles of conflicts of law.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed and delivered on 2-6-18   .

Fund Insureds

By: _Stephanie C. Dorsey_____
Name: Stephanie Dorsey
Title: Treasurer, Fidelity Fixed Income and Asset Allocation Funds

By: _Stacie M. Smith_____
Name: Stacie Smith
Title: Treasurer, Fidelity Equity and High Income Funds



Date: **August 14, 2025**

To: **Mary Coughlin**
        Willis Towers Watson Northeast, Inc.
        75 Arlington Street, Floor 2
        Boston, MA 02116

Re: **All Fidelity Funds**
        47-EPF-315882-05
        July 01, 2025 – July 01, 2026
        Crime Policy

Dear Mary:

Attached please find the Policy for All Fidelity Funds. This policy has been placed with Berkshire Hathaway Specialty Insurance Company (1314 Douglas Street, Suite 1400, Omaha, NE 68102-1944). Thank you for placing your business with Berkshire Hathaway Specialty Insurance. We value our relationship with Willis Towers Watson Northeast, Inc. and look forward to working with you on future accounts.

For any claim related questions or to report a claim, please call our 24hr toll free number at 855.453.9675 or refer to the attached claims reporting sheet for fax, email and mail instructions.

If you have questions or concerns or claims, your Berkshire Hathaway Specialty team is just a phone call away.

Sincerely,

Jim Rossi
917-960-2457
jim.rossi@bhspecialty.com



Berkshire Hathaway Specialty Insurance

United States

CLAIMS REPORTING

All claims under policies underwritten by Berkshire Hathaway Specialty Insurance should be reported to our centralized Loss Processing Center. Claims will be assigned to our technical staff or to one of our preferred service providers.

Our 24 hour toll free number for all claims: **855.453.9675**

Cyber claims can be reported to this dedicated email address where specialists are available to respond:

CyberClaimsNotice@bhspecialty.com

For all other claims, please forward to:

ClaimsNotice@bhspecialty.com

To report claims via mail or overnight mail refer to our website:

www.bhspecialty.com/claims

EXPECT A PERSONAL APPROACH

While technology adds speed and efficiencies, it is top-quality people that drive top-quality claims handling. That's why we continue to grow our industry-leading claims team with the most experienced claims professionals in the business.

Moreover, at Berkshire Hathaway Specialty Insurance, our claims team makes communicating proactively with you throughout the claims process a priority. Should you face a claim, you will quickly see our response is not about drafting letters, it's about having a dialogue–and responding to your particular needs and concerns.

Whether you face a D&O claim, a property loss or a large scale casualty crisis, you will have the experts you need at your service. Putting your policy to work for you.

DISCLOSURE NOTICE AND ACKNOWLEDGEMENT – LARGE COMMERCIAL POLICY HOLDER (MASSACHUSETTS)

NOTICE

This policy is not subject to all insurance laws that apply to other commercial lines products, and may contain significant differences from a policy that is subject to all insurance laws.

This policy is subject to all of its terms, conditions and endorsements, which have been set forth, including, but not limited to, all applicable claims-made versus occurrence triggers, perils, exclusions, location and territory limitations, and whether defense is within or outside of limits.

POLICYHOLDER'S ACKNOWLEDGEMENT

I hereby acknowledge I have received, read and understood this notice and the subject policy rate, terms, conditions and endorsements, which have not been filed and approved with the state, and that once executed this Disclosure Notice and Acknowledgement will be endorsed to this policy.

NO COVERAGE IS PROVIDED BY THIS ENDORSEMENT.

Name (Print):

Title:

Date:

 All other terms and conditions of this policy remain unchanged.



Berkshire Hathaway Specialty Insurance Company
(a Stock Insurance Company)

Policy Number: 47-EPF-315882-05

FMR FUNDS CONCENTRIC CUSTOM BOND

NOTICE: COVERAGE UNDER COVERAGE SECTIONS I AND II IS CLAIMS MADE. THE COVERAGE OF THIS BOND IS GENERALLY LIMITED TO LIABILITY FOR ONLY THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE BOND PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN. PLEASE READ THIS BOND CAREFULLY AND REVIEW ITS COVERAGE WITH YOUR INSURANCE AGENT OR BROKER. AMOUNTS INCURRED FOR LEGAL DEFENSE SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS, AND SHALL BE APPLIED AGAINST THE RETENTION AMOUNT. THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND.

DECLARATIONS

ITEM 1: NAMED INSURED: All Fidelity Funds

MAILING ADDRESS: C/O FMR LLC
88 Black Falcon Ave
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 01, 2025 To: July 01, 2026
(12:01 A.M. standard time at the address stated in Item 1.)

ITEM 3: COVERAGE DESCRIPTION:
Financial Institution Bond

ITEM 4: LIMIT OF LIABILITY**:**
$10,000,000 Single Loss Limit
$10,000,000 in the aggregate

ITEM 5: RETENTION:
$400,000 (each loss) or such lesser amount required under the Investment Company Act of 1940. Except Insuring Agreement 1 which maintains a $0 Retention

THE POLICY APPLIED FOR IS NOT SUBJECT TO ALL INSURANCE LAWS THAT APPLY TO OTHER COMMERCIAL LINES PRODUCTS AND MAY CONTAIN SIGNIFICANT DIFFERENCES FROM A POLICY THAT IS SUBJECT TO ALL INSURANCE LAWS

THIS POLICY IS SUBJECT TO ALL OF ITS TERMS, CONDITIONS AND ENDORSEMENTS, WHICH HAVE BEEN SET FORTH, INCLUDING, BUT NOT LIMITED TO, ALL APPLICABLE CLAIMS-MADE VERSUS OCCURRENCE TRIGGERS, PERILS, EXCLUSIONS, LOCATION AND TERRITORY LIMITATIONS, AND WHETHER DEFENSE IS WITHIN OR OUTSIDE OF LIMITS.



Berkshire Hathaway Specialty Insurance

ITEM 6: PREMIUM:
$77,000

ITEM 7: NOTICES TO INSURER:

For **Claims** or **Potential Claims**

By 24-hour toll free number: 855-453-9675
By Email: claimsnotice@bhspecialty.com
By Fax: 617-507-8259
By Mail: Log on to www.bhspecialty.com/claims-reporting.html for mailing address

All other Notices

By Email: execandprofnotices@bhspecialty.com
By Fax: 617-248-1618
By Mail: Log on to www.bhspecialty.com/claims-reporting.html for mailing address

IN **WITNESS WHEREOF**, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

Ralph Tortorella, Secretary **Peter Eastwood, President**

August 14, 2025
Dated



Policy No.: 47-EPF-315882-05

Issued to: All Fidelity Funds

FORMS SCHEDULE

The contents of the Policy is comprised of the following forms:

Form Number	Endorsement Title
CL-DRG-MA-09/2017	Disclosure Notice and Acknowledgement - Large Commercial Policy Holder (Massachusetts)
EP-MANU-DEC-2021	FMR Funds Concentric Custom Bond Declaration
EP-FORMS-SCH-02/2015	Forms Schedule
EP-MANU-POL-2021	FMR Funds Concentric Custom Bond (Manuscript)
EP-MANU-001	Economic And Trade Sanctions Exclusion
EP-MANU-002	Tie-In Of Limits
EP-MANU-003	Destruction Of Data Or Programs Rider
EP-MANU-004	Facsimile Signature
EP-MANU-005	Amend Insuring Agreement
EP-MANU-006	Automated Phone System



In consideration of the payment of the premium, and in reliance upon the Application made to Berkshire Hathaway Specialty Insurance Company (herein called the "Insurer"), the Insurer agrees as follows:

1. **INSURING AGREEMENTS**

   A. **FIDELITY**

   This bond shall pay loss which is discovered during the Bond Period resulting directly from dishonest or fraudulent acts including but not limited to larceny or embezzlement committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

   (1) to cause the Company to sustain such loss; or

   (2) to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

   Notwithstanding the foregoing, however, it is agreed that with regards to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to realize a financial benefit and which actually results in such a financial benefit for the Employee. Also notwithstanding the foregoing, where the proceeds of a fraud perpetrated by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee has obtained such benefit provided the Company established that the Employee intended to participate therein.

   As used throughout this Insuring Agreement, "financial benefit" does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits if earned in the normal course of employment except such may be used in determining intent.

   B. **ON PREMISES**

   This bond covers loss of Property resulting directly from:

   (1) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof; or

   (2) theft, False Pretense, common- law or statutory larceny, committed by a person present in an office or on the premises of the Company while the Property is lodged, deposited or held for safekeeping within offices or premises, located anywhere, including insurance companies or sureties holding collateral in which the Named Insured has an interest.

   C. **IN TRANSIT**

   This bond covers loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

   (1) a natural person acting as a messenger, agent of the Company (or another natural person acting as messenger, agent or Custodian during an emergency arising from the incapacity of the original messenger); or

(2) a Transportation Company and being transported in an armored motor vehicle; or

(3) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

    (i)   records, whether recorded in writing or electronically; or

    (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements; or

    (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D. FORGERY OR ALTERATION

This bond covers loss resulting directly from:

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit, Letter of Credit;

(2) transferring, paying or delivering any Funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Company and authorizing or acknowledging the transfer, payment, delivery or receipt of Funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Company, Employee of the Company, or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, Employee, or financial institution (A mechanically reproduced facsimile signature is treated the same as a handwritten signature); or

(3) any check or draft:

    (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

    (b) procured in a face to face transaction with the maker or drawer thereof or with one acting as agent of such maker or drawer by anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated,

shall be deemed to be forged as to such endorsement.

E. SECURITIES

This bond covers loss resulting directly from the Company having, in good faith, for its own account or for the account of others:

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

    (a) Certificated Security;

    (b) document of title;

    (c) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property;

    (d) Certificate of Origin or Title;

    (e) Evidence of Debt;

    (f) corporate, partnership or personal Guarantee;

(g) Security Agreement;

(h) written Instruction;

(i) Uncertificated Securities

(j) Initial Transaction Statements; or which:

    (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery; or

    (ii) is altered; or

    (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, or any items listed in (a) through (h) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit. (A mechanically reproduced facsimile signature is treated the same as a handwritten signature.)

F. COUNTERFEIT CURRENCY

This bond covers loss resulting directly from the receipt by the Company, in good faith, of any Counterfeit Money of any country.

G. UNCOLLECTIBLE ITEMS OF DEPOSIT

This bond covers loss resulting directly from the Company having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

(1) redemptions or withdrawals to be permitted, or

(2) shares to be issued, or

(3) dividends to be paid,

from an account of a customer.

In order for coverage to apply under this Insuring Clause, the Company must hold Items of Deposit for five business days before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Company's standard collection procedures have failed.

Limit of Liability: $5,000,000 Deductible: $2,500

H. AUDIT EXPENSE

This bond covers loss consisting of reasonable expenses incurred by the Company for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of other losses sustained by the Company and covered by this bond.

Limit of Liability: $100,000 Deductible: $2,500

I. COMPUTER SYSTEMS

This bond covers loss incurred by reason of the Company having transferred, paid or delivered any Funds or Property, established any credit, debited any account or given any value as the direct result of:

(1) the fraudulent input of Electronic Data directly into:

    (a) the Company's Computer System;

    (b) the Service Bureau's Computer System;

    (c) an Electronic Funds Transfer System;

    (d) a Customer Communication System; or

    (e) an automated teller machine; or

(2) the fraudulent modification or the fraudulent destruction of Electronic Data:

    (i) stored within, or being run within, any of the above systems or (ii) during electronic transmission through data communication lines to the Company's Computer System, or a Service Bureau's Computer System.

J. CUSTOMER VOICE INITIATED TRANSFERS

This bond covers loss resulting directly from the Company having transferred Funds from a customer's account through an Electronic Funds Transfer System, in reliance upon a customer voice initiated funds transfer instruction which was purported to be from an officer, director, partner or employee of a customer of the Company who was authorized by such customer to instruct the Company by means of voice message transmitted by telephone to make certain funds transfers, and which instruction:

(1) was, in fact, from an impostor, or a person not authorized by the customer to issue such instructions by voice message transmitted by telephone, and which

(2) was received by an Employee of the Company specifically designated to receive and act upon such instructions; but provided that:

    (a) such voice instruction was electronically recorded by the Company and proper password(s) or code words(s) given; and

    (b) the voice instruction was verified by a direct call back to an employee of the customer (or a person thought by the Company to be an employee of the customer).

        Provided, however, that for "Repetitive Transactions," the insured shall not be required to complete a call back as set forth in paragraph (b) above so long as a call back was made on the first of said Repetitive Transactions. In addition, the call back requirement shall also be waived for any loss resulting from a non-Repetitive Transaction that falls entirely within the deductible amount set forth in Item 5. of the Declarations.

        Proof of loss for claim under the Customer Voice Initiated Electronic Funds Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call back, if a recording of such call back was required.

K. TELEFACSIMILE TRANSFER FRAUD

This bond covers loss resulting directly from the Company having transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile

Device or any other form of electronic communication (including but not limited to e-mail), and which instruction:

(1) purports and reasonably appears to have originated from

    (a) a customer of the Company; or

    (b) another financial institution; or

    (c) another office of the Company

but, in fact, was not originated by the customer or entity whose identification it bears, and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer; and.

provided that, if the transfer was in excess of $400,000, the instruction was verified by a call-back according to a prearranged procedure.

2. DEFINITIONS

"Affiliate" means (i) any person or entity that through one or more intermediaries, is controlled by the Company; or (ii) any person or entity that through one or more intermediaries, is a successor in interest to any Company.

"Application" means each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this bond or the underwriting of any other mutual fund (or equivalent) liability bond issued by the Insurer, or any of its affiliates, of which this bond is a renewal, replacement or which it succeeds in time, including but not limited to any statement or warranties, financial information, or other information provided at any bond renewal meetings.

"Company" means: (i) any Fund and (ii) Subsidiaries.

"Defense Costs" means reasonable and necessary fees (including but not limited to legal fees and experts' fees), costs and expenses consented to by the Insurer (including premiums for any appeal bond, attachment bond or similar bond, but without any obligation to apply for or furnish any such bond) resulting from the investigation, adjustment, defense and/or appeal of a claim against the Insureds, but excluding salaries of officers of the Company, including to any Insureds who are not defendants in such claim but who are compelled to provide testimony, whether written or oral, or any other non-party witness obligation.

"Executive" means:

(1) any past, present or future director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, supervisory board or advisory board or any other executive committee, member of a board of managers or management board while performing duties as an employee;

(2) in the event the Company operates in a Foreign Jurisdiction, any past, present and future person in a position that is equivalent to an executive position listed in Item (1) of this Definition;

(3) any past, present and future General Counsel, or Risk Manager (or equivalent position) of the Named Insured;

(4) any past, present and future members of the Fund Advisory Board (the "Advisory Board"), but only in their capacities as such.

"FMR Corporate Concentric Custom Bond" means bond No. 47-EPF-315784-03 issued by the Insurer to FMR Corp.

"Foreign Jurisdiction" means any jurisdiction, other than the United States or any of its territories or possessions.

"Fund" means any Fidelity Investments branded investment company(ies) and/or portfolio(s) of an investment company(ies), as defined by the Investment Company Act of 1940, advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof as of or prior to the inception date of the Policy Period and (i) is not otherwise covered under the FMR Corporate Concentric Custom Policy and (ii) is listed on the Company's 17g-1 calculation report provided to the Insurer (which is updated by or on behalf of the Company quarterly). In the event that a Fund is not listed on the Company's 17g-1 calculation report due to an error or unintentional omission this policy will provide coverage to the extent it would have provided coverage had such error or unintentional omission not occurred.

Fund shall also include any Fidelity Investments branded investment company, and/or any portfolio of an investment company, as defined by the Investment Company Act of 1940, which is first advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof after the inception of the Policy Period, or such entity(ies) which is/are not otherwise covered under the FMR Corporate Concentric Custom Policy, beginning as of the date of the first meeting or written consent of the management board (or equivalent governing body) of such entity. In all events, coverage as is afforded under this policy with respect to a Claim made against a new Fund or Insured thereof, shall only apply for Wrongful Acts committed or allegedly committed after the date of the first meeting or written consent of the management board (or equivalent governing body) of such Fund, and prior to the time, if any, that such person or entity ceased to be a Fund or an Insured thereof. Notwithstanding the foregoing, in all events coverage shall apply to any alleged Wrongful Acts regarding the formation of any Fund or any alleged representations or disclosures in any offering materials or prospectuses related to such Fund.

If an entity ceases to be a Fund prior to or during the Policy Period, the coverage provided under this policy with respect to such Fund and its Individual Insureds shall continue to apply with respect to any Claim for a Wrongful Act committed, attempted or allegedly committed or attempted after the time that such entity became a Fund, (or, if such Fund was originally created by the Named Company,

then also with respect to such Wrongful Acts committed, attempted or allegedly committed or attempted before or after the time that such entity became a Fund) and prior to the time such entity ceased to be a Fund. Nothing contained herein shall operate to extend the length of the Policy Period.

Notwithstanding any of the above, in no event shall "Fund(s)" mean any fund currently sponsored or hereafter created or acquired by Fidelity Rutland Square Trust, Fidelity

Rutland Square Trust II, Fidelity Commonwealth Trust II, North Carolina Capital Management Trust, Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, Fidelity Covington Trust, or any successor company thereof.

"Individual Insured" means any: (i) Executive of the Company, (ii) outside entity executive and (iii) Employee of any Company.

"Insured" means any: (i) Company and (ii) Individual Insured.

"Interrelated Wrongful Act" means wrongful acts which are the same, related or continuous, or wrongful acts which arise from the same, related or common nexus of facts regardless of whether such claims involve the same or different claimants, Insureds or legal causes of action.

"Named Insured" means the entity stated in Item 1 of the Declarations.

"Bond Period" means: the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancellation of this bond.

"Subsidiary" means any entity:

(a) of which the Named Insured owns on or before the inception date of this bond more than 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries;

(b) which the Named Insured first (i) creates during the Bond Period either through one or more of its Subsidiaries regardless of asset size or (ii) acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership rights either through one or more of its Subsidiaries and whose assets total less than $2,000,000,000 as of the acquisition date;

(c) of which the Named Insured first acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries (other than an entity described in paragraph (b) above), but only upon the condition that within 90 days of its becoming a Subsidiary, the Named Insured shall have provided the Insurer with full particulars of the new Subsidiary and agreed to any additional premium or amendment of the provisions of this bond required by the Insurer relating to such new Subsidiary; and

(d) any entity listed as such in an endorsement to this bond

An entity becomes a Subsidiary when the Named Insured owns more than 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries. An entity ceases to be a Subsidiary when the Named Insured ceases to own 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries. With respect to any entity that becomes a Subsidiary pursuant to Clause (c) above, if the Insurer has not notified the Named Insured of any required additional premium and/or amendment of bond before the later to occur of: (i) the entity becomes a Subsidiary, or (ii) 30 business days have passed since the notice and full particulars of such Subsidiary were provided to the Insurer as required above, then such entity shall be deemed a "Subsidiary" from the date it became a Subsidiary. The Insurer may nevertheless require additional premium and/or amendment of the provisions of this bond at any time within the first 90 days after such entity becomes a Subsidiary. In the event that the Named Insured fails to agree to any additional premium and/or amendment of the provisions of this bond so required by the Insurer within 30 days of being notified of such requirement, such entity shall cease to be a Subsidiary.

With regard to any Subsidiary referenced in (c) above, the Insurer may request underwriting information, and, if requested, the Insureds shall timely provide such information. In all events, the Named Insured shall provide the Insurer with full particulars of any newly acquired Subsidiary within 90 days or the end of the Bond Period, whichever is earlier. Further, coverage as shall be afforded to the new Subsidiary referenced in (c) above is conditioned upon the Named Insured paying when due any additional premium required by the Insurer in accordance with the foregoing definition.

In all events, coverage as is afforded under this bond with respect to a Subsidiary shall not apply for any alleged act occurring at any time when the Named Insured did not own: (i) more than 50% of the issued

and outstanding voting stock or membership or other rights of such Subsidiary either through one or more of its Subsidiaries; or (ii) did not otherwise control such entity.

Nothing contained herein shall operate to extend the length of the Bond Period.

"Trade Secret" means information that has been reduced to an electronic form, including a formula, compilation, pattern, program, device method, process or technique which:

(a) derives independent economic value, actual or potential, from not being generally known and not readily ascertainable through proper means by other persons who can obtain economic advantage from its disclosure or use;

(b) is the subject of your reasonable efforts to maintain its secrecy; and

(c) is used, capable of being used, or intended to be used in commerce.

A "Trade Secret" does not include information that is the subject of a patent, copyright, trademark or service mark, or an application therefore

"Acceptance" means a draft which the drawee has, by signature written thereon,

engaged to honor as presented.

"Certificate of Deposit" means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

"Certificate of Origin or Title" means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

"Certificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Company's Computer System" means those Computer Systems owned, leased or operated by the Company.

"Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

"Computer System" means computer hardware, software, firmware, and components thereof, including electronic data stored thereon, which are linked together through a network of two or more computers, including such networks accessible through the Internet.

"Counterfeit" means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

"Custodian" means the institution designated by an Investment Company to maintain possession and control of its assets.

"Customer Communication Systems" means those communications systems which provide customers of the Insured with direct access to the Company's Computer Systems.

"Electronic Data" means facts or information converted to a form usable in a Computer System and which is stored on Electronic Data Processing Media for use by Computer Programs.

"Electronic Data Processing Media" means the punched cards, magnetic tapes, punched tapes, magnetic discs, optical storage discs, or other bulk media on which data are recorded.

"Electronic Funds Transfer System" means those systems which operate automated

teller machines or point of sale terminals and include any shared networks or facilities for said system, in which the Insured participates.

"Employee" means:

(1) a natural person in the service of any Company covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision or a guest student pursuing studies or duties while performing services for a Company;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership, corporation or other entity authorized by the Insured to perform services as data processors of checks or other accounting records related to such checks of the Insured, but only while such person, partnership, corporation or other entity is actually performing such services and not creating, preparing, modifying or maintaining the Insured's computer software or programs, herein called Processor. Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond; a Federal Reserve Bank or clearing house shall not be construed to be a Processor;

(6) a Partner of the Insured, unless not covered as stated in an endorsement to this bond;

(7) a natural person in the voluntary service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured has the right to direct and control while performing services for the Insured;

(8) a natural person hired as a consultant under written contract and subject to the direction and supervision of the management of the Insured while performing services for the Insured;

(9) any leased employees, outside consultants under written contract with the Insured.

"Evidence of Debt" means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

"False Pretense" means the delivery and transfer of tangible property on the premises of the Insured, or on the premises in which the Property is lodged or deposited, to a person on said premises as the direct result of a fraudulent representation made by said person to the Insured at the time of delivery of and transfer of said Property.

"Financial Interest" in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured asset-off against loss covered by this bond; provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and as respects limited partners the value of such limited partner's investment in the Insured.

"Forgery" means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

"Guarantee" means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

"Initial Transaction Statement" means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent by the issuer to the Insured as registered owner or registered pledgee containing:

(1) a description of the issue of which the Uncertificated Security is apart;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee or the pledgee whose interest was released; and

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are no such liens, restrictions or adverse claims; and

(5) the date the transfer, pledge or release wasregistered.

"Instruction" means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified to be registered.

"Internet" means the worldwide public network of computers as it currently exists or may be manifested in the future, including the Internet, an intranet, an extranet or a virtual private network.

"Items of Deposit" means any one or more checks and drafts.

"Letter of Credit" means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

"Loan" means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

"Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

"Negotiable Instrument" means any writing

(1) signed by the maker or drawer;and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;and

(3) is payable on demand or at a definite time;and

(4) is payable to order or bearer. "Partner" means a natural person who

  (1) is a general partner of the Insured,or

  (2) is a limited partner or an Employee of aCompany.

"Property" means Money, Certificated Securities, Initial Transaction Statements, any Statement of Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, books of account, Electronic Data and Electronic Data Processing Media, and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

"Security Agreement" means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

"Service Bureau" means a natural person, partnership, corporation or other entity authorized by written agreement to perform data processing services for the Insured using Computer Systems.

"Service Bureau's Computer System" means those Computer Systems owned, leased or operated by the Service Bureau.

"Single Loss Limit" means all covered loss resulting from (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or (b) any one act or series of related unintentional or negligent acts or omission on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or (c) all acts or omissions other than

those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any one casualty or event not specified in (a), (b) or (c) preceding.

"Statement of Uncertificated Security" means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

    (a) transferred to the registered owner;

    (b) pledged by the registered owner to the registered pledgee;

    (c) released from pledge by the registered pledgee;

    (d) registered in the name of the registered owner on the date of the statement; or

    (e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

    (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

    (b) the pledge of the registered pledgee was registered; or

    (c) of the statement, if it is a periodic or annual statement.

"Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

"Trading" means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

"Transportation Company" means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

"Uncertificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Withdrawal Order" means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of Funds stated therein.

3. EXCLUSIONS

EXCLUSION SECTION I: EXCLUSIONS THAT APPLY TO ALL INSURING AGREEMENTS

This bond does not apply to:

a. to any claim alleging, arising out of, based upon or attributable to the facts alleged, or to the same or related wrongful acts alleged or contained in any claim

which has been reported, or in any circumstances of which notice has been given, under any bond of which this bond is a renewal or replacement;

b. to any claim arising out of, based upon or attributable to any bankruptcy, insolvency, conservatorship, receivership or liquidation of, or suspension of payment or refusal to pay, by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to any claim in connection with any investment by an Insured on the behalf of customer(s) or client(s) in the securities of any entity experiencing any of the foregoing activities;

c. to any claim, arising out of, based upon or attributable to, a failure to produce securities by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to Defense Costs;

d. for any amount for which the Insured is not financially liable or which any claimant is without legal recourse against the Insured, or matters which may be deemed uninsurable under the law pursuant to which this bond shall be construed, it being understood and agreed that with respect to the enforceability of the insurability of any loss, this policy shall be governed by such applicable law that most favors insurability of such loss;

e. to any claim arising out of, or attributable to any finally adjudicated violation of the Racketeer Influenced and Corrupt Organizations Act (18 USC Sections 1961 et seq., and amendments thereto) or any rules or regulation promulgated thereunder;

f. to any claim alleging, based upon or arising out of infringement of patent or misappropriation of Trade Secrets; or

g. to loss of Property or Electronic Data Processing Media or Electronic Data while

   (a) in the mail, or

   (b) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

h. to potential income, including but not limited to interest and dividends, not realized by the Company;

i. to loss through the surrender of Property away from an office of the Company as a result of a threat:

   (a) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Company of any such threat, or

   (b) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A);

j. to loss due to riot or civil commotion outside the United States of America and Canada and any country in which the Company maintains an office; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (B) In Transit, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

k. to indirect or consequential loss of any nature including damages to third parties of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof;

l. to loss resulting from Forgery or alteration except when covered under Insuring Agreements (A), (D), (E), or (F);

m. to all fees, costs and expenses incurred by the Company:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Company to loss covered by this bond,

except for Audit Expense, Claims Expense, or Section 5 (Defense, Investigation and Settlement);

n. to:

(1) any fees, costs or expenses related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or

(2) any fees, costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs.

EXCLUSION SECTION II: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements A THROUGH H

This bond does not apply to:

a. loss resulting from any act or acts of any person who is a member of the board of directors of the Company or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Company in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

b. loss resulting from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of

credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

c. loss resulting from any violation by the Company or by any Employee

(a) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(b) of any rule or regulation made pursuant to any such law, unless with respect to

(a) and (b) that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

d. loss resulting from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Company, Funds or Property of the Company held by it in any capacity, except when covered under Insuring Agreements (A) or (B);

e. loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

f. loss resulting from transactions in a customer's or the Company's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's or the Insured's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

g. damages resulting from any civil, criminal or other legal proceeding in which the Company is finally adjudicated in an action or proceeding to have engaged in racketeering activity except when the Company establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Company covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States; Code 1961 et seq., as amended;

h. loss resulting from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication

terminals, or similar electronic terminals of Electronic Funds Transfer Systems, whether such cards were issued, or purport to have been issued, by the Company or by anyone other than the Company, except when covered under Insuring Agreement (A);

i. loss involving automated mechanical devices which, on behalf of the Company, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

j. loss resulting from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Company at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

k. loss involving Items of Deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

l. loss resulting from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

m. loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Company, and in any event, loss of such property occurring more than 60 days after the Company takes possession of such property, except when covered under Insuring Agreements (A) or (B);

n. Loss, under Insuring Agreement (A) resulting from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

o. loss caused by a Partner of the Company unless the amount of such loss exceeds the Financial Interest in the Company of such Partner and the retention applicable to this bond, and then for the excess only;

p. loss resulting from any actual or alleged representation, advice, warranty or Guarantee as to the performance of any investments unless the act or acts which caused such loss involved fraudulent or dishonest conduct which would have covered a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

q. loss due to liability imposed upon the Company as a result of the unlawful disclosure of non-public material information by the Company or any Employee,

or as a result of any Employee acting upon such information, whether authorized or unauthorized.

EXCLUSION SECTION III: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements--I THROUGH K

This bond does not apply to:

a. loss resulting from the fraudulent preparation or fraudulent modification of Computer Programs unless covered under Insuring Agreement I;

b. loss caused by an identifiable employee of the Company or by a person or persons in collusion with an Employee of the Company. Prior knowledge by any that a fraudulent act by a person, or persons, not in the employ of the Company, has been, or will be, perpetrated shall, for the intent and purpose of this bond, be deemed to be collusion should said Employee willfully or deliberately withhold this knowledge from the Company. The withholding of knowledge from the Company by an Employee because of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Company, shall not be deemed to be or to constitute collusion;

c. loss resulting from the assumption of liability by the Company by contract unless the liability arises from a loss covered by Insuring Agreements (I), (J) or (K) and would be imposed on the Company regardless of the existence of the contract;

d. loss resulting from:

   (a) written Instructions or advices, or

   (b) telegraphic or cable instructions or advices;

e. loss resulting from Negotiable Instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeited, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

f. loss resulting from the accessing of any confidential information including, but not limited to, Trade Secret information, Computer Programs or customer information unless such information is used to commit a fraud that otherwise would be independently covered under this bond.;

g. loss resulting from (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge, which affects a Computer System, or (2) failure or breakdown of Electronic Data Processing Media, or (3) error or omission in programming or processing;

h. loss resulting from the fraudulent preparation or fraudulent modification of electronic computer instructions;

i. loss resulting from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer, or other person, who had authorized access to the customer's authentication mechanism;

j. loss resulting from fraudulent features contained in electronic computer instructions developed for sale to, or sold to, multiple customers at the time of their acquisition from a vendor or consultant;

k. loss resulting from the assumption of liability by the Company by contract unless the liability arises from a loss covered by the Insuring Agreements(K), (I) or (J) and would be imposed on the Company regardless of the existence of the contract.

4. **OWNERSHIP**

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use of the benefit of the Insured named in the Declarations.

5. **DEFENSE, INVESTIGATION AND SETTLEMENT (INCLUDED IN THE LIMIT OF LIABILITY)**

   A. **DEFENSE**

   Except as hereinafter stated, the Insurer shall advance Defense Costs, excess of any applicable retention amount pursuant to Clause 8 hereof, and applicable law no later than ninety (90) days (in the case of an Individual Insured sixty (60) days) after the receipt by the Insurer of written notice of such costs. The Insureds shall defend any claim made against them. The Insured shall give the Insurer such information and cooperation as it may reasonably require. The Insurer shall be entitled to effectively associate in the defense and settlement of any claim that appears reasonably likely to involve the Insurer, including, but not limited to, the right to effectively associate in the negotiation of a settlement.

   B. **INVESTIGATION AND SETTLEMENT**

   The Insurer shall have the right to make any investigation it deems necessary with respect to any claim or notice of circumstances under this bond at its own expense.

   The Insured shall not admit liability for or settle any claim or incur any Defense Costs without the Insurer's prior written consent, which consent shall not be unreasonably withheld; however, if the Insured is able to dispose of all claims which are subject to one retention amount for an amount not exceeding the retention amount (inclusive of Defense Costs), then the Insurer's consent shall not be required for such claims.

   If the Insurer recommends a settlement within the bond's applicable Single Loss Limit which is acceptable to the claimant and the Insureds do not consent to such settlement then, subject to the applicable limit of liability, the Insurer's liability for all loss on account of such claim shall not exceed: (1) the amount for which the Insurer could have settled such claim plus Defense Costs incurred as of the date such

   settlement was proposed, plus (2) 50% of covered loss in excess of such settlement amount, it being a condition of this insurance that the remaining 50% of such loss excess of the settlement amount shall be carried by the Company and the Insureds at their own risk and be uninsured. Notwithstanding the foregoing, this paragraph shall not apply until the settlement amount exceeds the retention amount stated in Item 5 of the Declarations.

   The Insurer shall not be obligated to pay any claim or judgment of Defense Costs after the limit of liability set forth in Item 4 of the Declarations has been exhausted by payment by the Insurer of judgments, settlements, Defense Costs or any other covered loss.

6. **TERRITORY**

This bond shall apply to any loss incurred by any Insured anywhere in the world. All premiums, limits, retentions, loss and other amounts under this bond are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or other elements of loss are stated or incurred in a currency other than United States of America dollars, payment of covered loss due under this bond (subject to the terms, conditions and limitations of this bond) will be made either in such other currency (at the option of the Insurer and if agreeable to the Named Insured) or, in United States of America dollars, at the rate of exchange published in The Wall Street Journal on the date the Insurer's obligation to pay such loss is established (or if not published on such date the next publication date of The Wall Street Journal).

7. LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)

The limit of liability stated in the Declarations is the aggregate limit of the Insurer's liability for all loss arising out of claims first discovered and reported to the Insurer during the Bond Period or during the Extended Reporting Period, regardless of the number of Insureds, claims or claimants. The aggregate limit of liability for the Extended Reporting Period shall be part of, and not in addition to, the aggregate limit of liability for the Bond Period. The Insurer shall be absolutely entitled to pay settlements, judgments, awards and Defense Costs as they become due and payable by the Insured without consideration of other future payment obligations. Defense Costs are subject to, part of, and not payable by the Insurer in addition to, the limit of liability.

8. RETENTION

The Insurer shall only be liable for the amount of loss arising from any claim, which is in excess of the retention amount stated in Item 5 of the Declarations, such retention amount shall be borne by the Insured and remain uninsured. A single retention amount shall apply to all amounts payable hereunder arising from all claims alleging the same act or interrelated wrongful acts.

It is further understood and agreed that in the event a Company refuses or is unable to pay an applicable retention as required under Coverage II due to financial insolvency, then the Insurer shall commence advancing Defense Costs within the retention and pursuant to the other terms, conditions and exclusions of this bond, provided that the Insurer shall be entitled to recover the amount of Defense Costs advanced within the retention from the Company pursuant to Clause 13. SUBROGATION.

9. NOTICE/CLAIM REPORTING PROVISIONS

Notice hereunder shall be given (i) in writing to the address set forth in the Declarations, or (ii) by e-mail communication to the email address set forth in the Declarations. If mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Insurer shall be deemed notice to the Insurer.

(i) (a) The Insured shall, as a condition precedent to the obligations of the Insurer under this bond, give written notice of a claim or claim made against an Insured as soon as practicable after a Vice President in the Fidelity Insurance & Risk Management Department first becomes aware of the claim, but in all events no later than either: the end of the Bond Period (if applicable), or

  (a) within 60 days after the end of the Bond Period or the Extended Reporting Period (if applicable), as long as such claim was first made against an Insured within the final 60 days of the Bond Period or the Extended Reporting Period (if applicable).

  It being understood and agreed that the limitations provided in sub-sections (a) and

  (b) above shall not apply unless the Insurer has been prejudiced by non-compliance with such provisions.

    (i) If during the Bond Period or during the Extended Reporting Period (if applicable), written notice of a claim has been given to the Insurer pursuant to Clause 9(a) above, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to the facts alleged in the claim of which such notice has been given, or alleging any act which is the same as or related to any act alleged in the claim of which such notice has been given, shall be considered related to the first claim and made at the time such notice was given.

    (ii) If during the Bond Period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a claim being made against the Insured and shall give written notice to the Insurer of the circumstances and the

reasons for anticipating such a claim, with full particulars as to dates and persons involved, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to such noticed circumstances or alleging any act which is the same as or related to any act alleged or contained in such noticed circumstances, shall be considered made at the time such notice of such circumstances was given.

10. COOPERATION

The Insured shall cooperate with the Insurer and, upon the Insurer's request, assist in making settlements, in the conduct of suits or proceedings, and in enforcing any right of contribution or indemnity against any person or organization who may be liable to the Insured. The Insured shall attend hearings, trials and depositions and shall assist in securing and giving evidence and obtaining the attendance of witnesses.

11. EXTENDED REPORTING PERIOD

If the Insurer or the Named Insured shall cancel or decline to renew this bond, the Insured shall have the right, upon payment of an additional premium in an amount not to exceed 150% of the full annual premium, to a period of one year following the effective date of such cancellation or non-renewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Insurer of claims first made against the Insured during such Extended Reporting Period for any act occurring prior to the end of the Bond Period and otherwise covered by this bond. The rights contained in this clause shall terminate, however, unless written notice of such election together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

The offer by the Insurer of renewal terms, conditions, limit of liability and/or premiums different from those of the expiring bond shall not constitute a declination to renew by the Insurer.

12. CANCELLATION CLAUSE

This bond may not be canceled by the Insured or the Insurer, except as indicated below.

This bond may be canceled by or on behalf of the Insurer in the event of non-payment of premium by the Insured. In the event of non-payment of premium by the Insured, the Insurer may cancel this bond by delivering to the Insured or by mailing to the Insured, by registered, certified, or other first class mail, at the Insured's address as shown in Item 1(a) of the Declarations, written notice stating when, not less than 15 days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The Bond Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

Notwithstanding the above, any layer of insurance for which any insurer on this bond or any excess layer above it participates may be cancelled by the Insured in the event that the A.M. Best rating of that insurer is determined to be below an A rating. In no way does the cancellation of any layer of insurance affect the other layers of insurance, and, specifically, no insurer will be required to attach at a lower level or participate to a greater extent on a quota share than it otherwise would had no cancellation taken place. In the event of cancellation by either the Insurer or the Insured as indicated above, the Insurer shall be entitled to the annual premium on a pro-rate basis and, if applicable, shall return such unused premium to the Insured within 10 days of cancellation.

If the period of limitation relating to the giving of notice as set forth in this Clause is also set forth in any law controlling the construction thereof, then such period shall be deemed to be amended so as to be equal to the minimum period of limitation set forth in the controlling law.

13. SUBROGATION

In the event of any payment under this bond, the Insurer shall be subrogated to the extent of such payment to all the Insured's rights of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights. The Insured shall do nothing to prejudice such rights. Any amount recovered in excess of the Insurer's total payment shall be restored to the Insured, less the cost to the Insurer of recovery. In no event, however, shall the Insurer exercise its rights of subrogation against an Insured under this bond unless such Insured has been convicted of a deliberate criminal act, or been determined, through a final non-appealable adjudication in an action or proceeding other than an action or proceeding initiated by the Insurer to determine coverage under the bond establishes the Insured, to have in fact committed a deliberate fraudulent act or obtained any profit or advantage to which such Insured was not legally entitled.

In the event that the Insurer shall for any reason pay indemnifiable loss on behalf of an Individual Insured, the Insurer shall have the contractual right hereunder to recover from the Company the amount of such loss equal to the amount of the retention not satisfied by the Company and shall be subrogated to the rights of the Individual Insureds hereunder.

14. OTHER INSURANCE

Such insurance as is provided by this bond shall apply only as excess over any other valid and collectible insurance, unless such other insurance is written only as specific excess insurance over the limit of liability provided by this bond.

However, in the event of a claim under this bond for any alleged act(s) (including Interrelated Wrongful Acts) and such claim is also a valid and collectible covered claim (as "claim" is defined under the FMR Corporate Concentric Custom Bond) under the FMR Corporate Concentric Custom Bond, this bond, subject to this bond's terms and conditions, shall also cover such claim, but only to the extent that such claim is not valid and collectible under the FMR Corporate Concentric Custom Bond.

15. NOTICE AND AUTHORITY

It is agreed that any Vice President within the Fidelity Insurance Risk Management Department shall act on behalf of all Insureds with respect to the giving and receiving of notice of claim and cancellation, the payment of premiums and the receiving of any return premiums that may become due under this bond, the receipt and acceptance of any endorsements issued to form a part of this bond and the exercising or declining to exercise any right to an Extended Reporting Period.

16. ASSIGNMENT

Assignment of interest under this bond shall not bind the Insurer until its consent is endorsed hereon; however, subject otherwise to the terms hereof, this bond shall cover the estate, heirs or legal representative of the Insured in the event of the Insured's death, bankruptcy, insolvency or being adjudged incompetent.

17. ACTION AGAINST INSURER

Except as provided in Clause 19 of this bond, no action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all of the terms of this bond, nor until the amount of the Insured's obligation to pay shall have been finally determined either by judgment against the Insured after actual trial or by written agreement of the Insured, the claimant and the Insurer.

Any person or organization or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this bond to the extent of the insurance afforded by this bond. No person or organization shall have any right under this bond to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by an Insured or his, her or its legal representative. Bankruptcy or insolvency of an Insured or of his, her or its estate shall not relieve the Insurer of any of its obligations hereunder.

18. DISPUTE RESOLUTION PROCESS

It is hereby understood and agreed that all disputes or differences which may arise under or in connection with this bond, whether arising before or after termination of this bond, including any determination of the amount of loss, shall be submitted to the alternative dispute resolution ("ADR") process set forth in this clause.

Either the Insurer or an Insured may elect the type of ADR process discussed below; provided, however, that such Insured shall have the right to reject the Insurer's choice of the type of ADR process at any time prior to its commencement, in which case such Insured's choice of ADR process shall control.

The Insurer and each and every Insured agrees that there shall be two choices of ADR process: (1) non-binding mediation administered by the American Arbitration Association, in which the Insurer and any such Insured shall try in good faith to settle the dispute by mediation under or in accordance with its then-prevailing Commercial Mediation Rules or (2)arbitration submitted to the American Arbitration Association in accordance with its then-prevailing Commercial Arbitration Rules, in which the arbitration panel shall consist of three disinterested individuals. In either mediation or arbitration, the mediator or arbitrators shall have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. The mediator or arbitrators shall also give due consideration to the general principles of the law of the state where the Named Insured is incorporated in the construction or interpretation of the provisions of this bond. In the event of arbitration, the decision of the arbitrators shall be final and binding and provided to both parties, and the arbitrators' award shall not include attorneys fees or other costs. In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least 30 days shall have elapsed from the date of the termination of the mediation. In all events, each party shall share equally the expenses of the ADR process.

The laws of the State of New York shall apply, except with regards, to (a) the procurements, issuance or delivery of this bond, including any provisions of the bond relating to its cancellation or nonrenewal (if any), or any other New York State regulations or requirements regarding policies issued pursuant to New York State Insurance Law; and (b) the determination of the availability of punitive damages, unless New York law otherwise applies.

Either choice of ADR process may be commenced in New York, New York; or in the state indicated in Item 1(a) of the Declarations as the mailing address for the Named Insured. The Named Insured shall act on behalf of each and every Insured in deciding to proceed with an ADR process under this clause.

19. ORDER OF PAYMENTS

In the event of loss arising from a claim for which payment is due under this bond, the Insurer shall in all events:

a. first, pay loss for which coverage is provided under Coverage Section II.A and then Coverage Section II.C of this bond; then

b. pay such other loss for which coverage is provided under this bond.

The bankruptcy or financial insolvency of any Company shall not relieve the Insurer of any of its obligations to prioritize payment of covered loss under this bond pursuant to this Clause 21.

20. REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct in all material respects. The individual signing the application hereby makes such representation on behalf of himself/herself and the Company under the attached bond (as that term is defined in the attached bond) after inquiry of all the directors and officers of the Insured and its subsidiaries, to the extent coverage is granted to any of its subsidiaries under the attached bond.

Such application constitutes part of this bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

21. MOST FAVORABLE JURISDICTION

It is hereby understood and agreed that, solely with respect to the enforceability of any coverage for punitive, exemplary, and multiplied damages, this bond shall be governed by such applicable law that most favors coverage for such penalties and punitive, exemplary, and multiplied damages.

22. **HEADINGS**

The descriptions in the headings of this bond are solely for convenience, and form no part of the terms and conditions of coverage.

RIDER 1

This rider, effective 12:01AM: **July 01, 2025**
Forms a part of Bond No.:   **47-EPF-315882-05**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

ECONOMIC AND TRADE SANCTIONS EXCLUSION

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the payment of the premium for this bond it is hereby understood and agreed that if any coverage under this bond would be in violation of any applicable economic or trade sanctions, then that coverage will be null and void.

All other terms and conditions of this bond remain unchanged.

RIDER 2

This rider, effective 12:01AM: **July 01, 2025**
Forms a part of Bond No.: **47-EPF-315882-05**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

TIE-IN OF LIMITS

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the premium for this Policy, it is hereby understood and agreed that the maximum liability of the **Insurer** for all amounts both covered under this Policy and covered amounts under the policy(ies) scheduled below (or any renewal or replacement of such policy(ies)) shall be $10,000,000 and any payment of covered amounts under this Policy will reduce the Limit of Liability under the policy(ies) scheduled below, and any payment of amounts for such claim under the policy(ies) scheduled below will reduce the Limit of Liability under this Policy

Nothing in this endorsement shall be construed to increase the Limit of Liability set forth in the Declarations of such policy(ies) scheduled below which shall remain the maximum liability for all amounts paid under the policy scheduled below. Nothing in this endorsement shall be construed to increase the Limit of Liability as set forth in the Declarations of this Policy.

POLICY(IES)

1. Manuscript Corporate policy, numbered 47-EPF-315784-05, issued by Berkshire Hathaway Specialty Insurance Company to FMR LLC for the policy period from July 01, 2025 to July 01, 2026, including any renewal or replacement thereof.

All other terms and conditions of this bond remain unchanged.

RIDER 3

This rider, effective 12:01AM:	**July 01, 2025**
Forms a part of Bond No.:	**47-EPF-315882-05**
Issued to:	**All Fidelity Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

DESTRUCTION OF DATA OR PROGRAMS RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the premium charged, it is hereby understood and agreed that the bond is hereby amended as follows:

1. The following Insuring Agreements are added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(DH) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate "Single Loss".

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(DV) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate "Single Loss".

2. Solely with respect to the coverage provided by this rider, the following Definitions shall apply:

(i) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(ii) Computer System means:

(1) computers with related peripheral components, including storage components wherever located,

(2) systems and applications software,

(3) terminal devices, and

(4) related communication networks, including the Internet,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iii) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

(iv) Restoration Costs means reasonable and necessary costs or expenses incurred by the Insured with the Insurer's prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer's prior written consent, to reach such determination.

All other terms, conditions and exclusions remain unchanged.

RIDER 4

This rider, effective 12:01AM: **July 01, 2025**
Forms a part of Bond No.:   **47-EPF-315882-05**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

FACSIMILE SIGNATURE

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

It is agreed that:

1. The attached bond is hereby amended by adding an additional Agreement as follows: 2.

   Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker, or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

   (a) such facsimile signature is used on a document

      (1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

      (2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect and transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

   (b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; an

   (c) this Insuring Agreement shall not apply to any Certificated Securities which are counterfeit.

All other terms, conditions and exclusions remain unchanged.

RIDER 5

This rider, effective 12:01AM: **July 01, 2025**
Forms a part of Bond No.:   **47-EPF-315882-05**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

AMEND INSURING AGREEMENT

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

The following Insuring Agreements will be added to the bond:

Stop Payment

Loss against any and all sums which the Company shall become obligated to pay by reason of the liability imposed upon the Company by law for damages:

(a) for having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Company or any authorized representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder, or subscriber or any authorized representative of any customer, shareholder or subscriber; or

(b) for having refused to have any draft made or drawn by any customer, shareholder or subscriber of the Company or any authorized representative of such shareholder, subscriber or representative.

Limit of Liability: $100,000

Deductible: $2,500

The following is added to the definition of Employee:

(8) directors or trustees of the Company, the investment advisor, underwriter (distributor), transfer agent or shareholder accounting record keeper or administrator authorized by written agreement to keep financial and/or other required records but only while performing acts coming within the scope of the usual duties of an officer or employee.

(9) any officer or Partner or Employee of:

an investment advisor an underwriter (distributor)a transfer agent or shareholder accounting record-keeper an administrator authorized by written agreement to keep financial and/or other required records for a Company.

(12) Any officers or employees of any predecessor of the Insured whose principal assets are acquired by the Company by consolidation or merger with, or purchase of assets or capital stock if such predecessor.

The following definition is added to the bond:

Larceny and Embezzlement as it applies to any Named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

The following condition is added to the bond: Central Handling of Securities

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Insurer shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Insurer shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Insurer on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

The following is added to Section 9 - Notice/Claim Reporting Provisions:

Upon the detection by any Company that an Employee has committed any dishonest or fraudulent act(s) of theft, the Company shall immediately remove such Employee from a position that may enable such Employee to cause the Company to suffer a loss by any subsequent dishonest or fraudulent act(s) of theft. The Company, within forty-eight (48) hours of such detection, shall notify the Insurer with full and complete particulars of the detected dishonest or fraudulent act(s) of theft.

The following Insuring Agreement is added:

Unauthorized Signatures

Loss resulting directly from the Company having accepted, paid, or cashed any original check or withdrawal order made to drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Company as a signatory on such account. It shall be a condition precedent to the Company's right of recovery under this Insuring Agreement that the Insured shall have on file, signatures of all persons who are signatories on such account.

The Single Loss limit under this Insuring Agreement is $3,000,000, which is part of and not in addition to the Aggregate Limit shown on the Declaration Page of this bond. A retention of $25,000 applies to each and every loss.

The following Insuring Agreement is added:

Claims Expense

Reasonable expenses necessarily incurred and paid by the Company in preparing any valid claim for loss as defined in the bond, and any other valid coverage added by rider which loss exceeds the applicable retention amount. The Insurer's maximum liability for such expenses paid by the Company in preparing any one such claim shall be limited to

$100,000, such aggregate limit is provided as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page. A $2,500 retention will apply to each and every loss.

All other terms, conditions and exclusions remain unchanged.

RIDER 6

This rider, effective 12:01AM: **July 01, 2025**
Forms a part of Bond No.:   **47-EPF-315882-05**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

AUTOMATED PHONE SYSTEM

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

It is agreed:

1. The attached bond is amended by adding and Insuring Agreement as follows:

<u>AUTOMATED PHONE SYSTEM</u>

I. Loss caused by an Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

    a. "APS Transaction" means any APS Redemption, APS Election or APS Exchange.

    b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller though use of a telephone keypad.

    c. "APS Election" means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

    d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

    e. "APS Designated Procedures" means all of the following procedures:

        (1) Election in Application: No APS Transaction shall be executed unless the shareholder or unit holder to whose account such an APS Transaction relates has previously elected by official designation to permit such APS Redemptions;

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six (6) months.

  (a) Information contained in the records shall be capable of being retrieved through the following methods:

   Procedures normally used by the Insured

  (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success area of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN").

  (a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four- hour day) to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

   Procedures normally used by the Insured.

2. Exclusions: It is further understood and agreed that this extension shall not cover:

   a. any loss covered under Insuring Agreement (A), FIDELITY, of this bond:

   b. any loss resulting from:

     (1) the redemption of shares, where the proceeds of such redemption are made payable to other than

       (i) the shareholder of record; or

       (ii) a person officially designated to receive redemption proceeds; or

       (iii) a bank account officially designated to receive redemption proceeds, or

     (2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to an address, unless such address has either been

       (i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

       (ii) officially designated; or

       (iii) verify by any other procedures which may be normally used by the Insured; or

     (3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer other than to the shareholder's officially designated bank account; or

     (4) The intentional failure to adhere to one or more APS Designated Procedures.

All other terms and conditions of this bond remain unchanged.

WILLIS TOWERS WATSON NORTHEAST INC
ATTN: Mary Coughlin
75 ARLINGTON ST., FL10
BOSTON, MA 02116-3936

INSURED: ALL FIDELITY FUNDS

PRODUCT: *DFIBond*

POLICY NO: 82484869

TRANSACTION: RENL

Insured: ALL FIDELITY FUNDS   Date: July 23, 2025

Producer: WILLIS TOWERS WATSON NORTHEAST INC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
          WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 1, 2025	82484869	Excess Bond		$ 59,000
To				
July 1, 2026		Renewal		
0.00% Commission				
			TOTAL	$ 59,000

Chubb Group of Insurance Companies	**DECLARATIONS**
202B Hall's Mill Road	**FINANCIAL INSTITUTION**
Whitehouse Station, NJ 08889	**EXCESS BOND FORM E**

NAME OF ASSURED: Bond Number: 82484869

ALL FIDELITY FUNDS   **FEDERAL INSURANCE COMPANY**
                                                   Incorporated under the laws of Indiana,
C/O FMR LLC, 88 BLACK FALCON, 1ST FL, SUITE 167   a stock insurance company, herein called the COMPANY
BOSTON, MA 02210

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from   12:01 a.m. on July 1, 2025
                            to   12:01 a.m. on July 1, 2026

ITEM 2.   AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3.   SINGLE LOSS LIMIT OF LIABILITY: $10,000,000

ITEM 4.   DEDUCTIBLE AMOUNT: $ Per Primary

ITEM 5.   PRIMARY BOND:

Insurer: Berkshire Hathaway Specialty Insurance Company

              Form and Bond No. 47-EPF-315882-05

              Limit: $10,000,000

              Deductible: $400,000

              Bond Period: July 1, 2025 – July 1, 2026

ITEM 6.   COVERAGE EXCEPTIONS TO PRIMARY BOND:

              NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
              DOES NOT DIRECTLY OR INDIRECTLY COVER:
              N/A

ITEM 7.   TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
              $10,000,000

ITEM 8.   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
              ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
              1-2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized
officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

_____   _____
          Secretary   President

                                                   _____
       July 23, 2025

_____   _____
            Date   Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a.   The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b.   The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A.   If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B.   The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C.   The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

    a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

    b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

    c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

        (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

        (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

        (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

        (4) any one event not specified above, in c.(1), c.(2) or c.(3).

    d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)	Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

    a. submit to examination by the COMPANY and subscribe to the same under oath, and

    b. produce for the COMPANY'S examination all pertinent records, and

    c. cooperate with the COMPANY in all matters pertaining to the loss.

    The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

    a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

    b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

    c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

    d. immediately on the dissolution of the ASSURED, or

    e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

    f. immediately on expiration of the BOND PERIOD, or

    g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8.   This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Effective date of
this endorsement/rider: July 1, 2025

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82484869

Issued to: ALL FIDELITY FUNDS

_____

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

NAME OF ASSURED: ALL FIDELITY FUNDS

_____

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1.   The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $10,000,000.

2.   It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $10,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3.   If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $10,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4.   If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss,** the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Mutual Fund D&O	G23656280 018

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:

ALL FIDELITY FUNDS

C/O FMR LLC, 88 BLACK FALCON, 1ST FL, SUITE 167
BOSTON, MA 02210

_____
Signature of Assured's Representative

_____
Position/Title

_____
Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2025.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 23, 2025   By _____
                                            Authorized Representative



Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

This page is intentionally left blank

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)



National Union Fire Insurance Company of Pittsburgh, Pa. ®
A capital stock company

Policy Number: 01-581-74-74   Replacement of: 01-307-65-48

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	All Fidelity Funds			
Policyholder Address:	C/O FMR LLC See Endorsement No. 3 BOSTON, MA 02210	**Limit of Liability:**	$	10,000,000
		Total Underlying Limits:	$	20,000,000
Policyholder Domicile:	Massachusetts	**Policy Period: From:**		July 1, 2025
Insurer Address:	1271 Ave of Americas, FL 37 New York, NY 10020-1304	To:		July 1, 2026
		Premium:	$	52,000
Claims Address: e-mail: Mail:	c-claim@AIG.com AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225			^^

SCHEDULE OF UNDERLYING COVERAGE

Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM			

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address**. Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.

1785155
103224 (02/10)   -1-

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the **"Insurer"**) and insureds agree as follows:

INSURING AGREEMENT
This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer.**

LIMIT OF LIABILITY
The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES
Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address.**

RIGHTS
The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE
The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES
If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

_____   _____   _____
PRESIDENT   AUTHORIZED REPRESENTATIVE   SECRETARY

_____   _____   _____
COUNTERSIGNATURE   DATE   COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON STREET
FLOOR 10
BOSTON, MA 02116
1785155

103224 (02/10)

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1. To delete the stated **SCHEDULE OF UNDERLYING COVERAGE** in its entirety and replace it with the following:

	SCHEDULE OF UNDERLYING COVERAGE		
	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000 Primary	07/01/2025 to 07/01/2026
	Willis Towers Watson Northeast Inc	82484869	$10,000,000 Excess of $10,000,000	07/01/2025 to 07/01/2026

2. To delete the Definition of **"Followed Policy"** and replace it with the following:

   "Followed Policy" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: ALL

   ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

1785155

This endorsement, effective at *12:01AM   July 1, 2025*   forms a part of
Policy number *01-581-74-74*
Issued to: *All Fidelity Funds*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Excess Edge*

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 001

This endorsement, effective **at 12:01AM July 01, 2025**   forms a part of
Policy number: *01-581-74-74*
Issued to: *All Fidelity Funds*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

TIE-IN OF LIMITS ENDORSEMENT (ABSOLUTE)

In consideration of the premium charged, it is hereby understood and agreed that the combined Limits of Liability of the **Insurer** for all claims both under this policy's **Limit of Liability**, as set forth in the Declarations of this policy, and also under policy no. 01-307-65-49 issued to All Fidelity Funds c/o FMR LLC by National Union Fire Insurance Company of Pittsburgh, Pa. (or any renewal or replacement of such policy or which succeeds such policy in time) ("**Other Policy**"), shall be $10,000,000.

Accordingly, the **Limit of Liability** for loss under this policy shall be reduced by loss incurred under the **Other Policy** because the Limit of Liability under the **Other Policy** is now part of, and not in addition to, the **Limit of Liability** of this policy as set forth in the Declarations of this policy.

Finally, nothing in this endorsement shall be construed to increase the insurer's Limit of Liability set forth in the Declarations of such **Other Policy** which shall remain the maximum liability of the insurer for all claims under such **Other Policy**, or the **Insurer's Limit of Liability** under this policy as set forth in the Declarations of this policy which shall remain the maximum liability of the **Insurer** for all loss in the aggregate under this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


_____
AUTHORIZED REPRESENTATIVE

END 002

This endorsement, effective *12:01AM*   *July 1, 2025*   forms a part of
policy number   *01-581-74-74*
issued to *All Fidelity Funds*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

POLICYHOLDER ADDRESS AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended to delete the stated **"Policyholder Address"** in its entirety and replace it with the following:

Policyholder Address:	*c/o FMR LLC, 88 Black Falcon Ave,* *First Floor, East Side,* *Suite 167, Mailzone V7E* *Boston, MA 02210*

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 003

This endorsement, effective *12:01AM*   *July 1, 2025*   forms a part of
policy number   *01-581-74-74*
issued to *All Fidelity Funds*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
120236	08/15	TIEIN OF LIMITS ENDORSEMENT (ABSOLUTE)
103428	11/09	POLICYHOLDER ADDRESS AMENDATORY ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 004



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: <u>01-581-74-74</u>   Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

<u>*All Fidelity Funds*</u>

_____

_____

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext_____

eMail: _____ @ _____

Case or Claimant Name: _____

_____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

Insurance Broker/Agent: *WILLIS TOWERS WATSON NORTHEAST INC*

Address: *75 ARLINGTON STREET, FLOOR 10*

Address: *BOSTON, MA 02116*

Contact: *MARY COUGHLIN*   Phone: _____

eMail: *mary.coughlin@willistowerswatson.com*

Send Notice of Claims to: AIG   Phone: (888) 602-5246
                             Financial Lines Claims   Fax: (866) 227-1750
                             P.O. Box 25947   Email: c-Claim@AIG.com
                             Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-581-74-74*

Date of Discovery: _____   Estimated Amount of loss: _____

Cause of Loss:

Employee Dishonesty	_____	Computer Fraud	_____
Funds Transfer	_____	Robbery/Burglary	_____
ID Theft	_____	Forgery	_____
Client Property	_____	In Transit	_____
ERISA	_____	Credit Card Forgery	_____
Other	_____	if Other, describe:	_____

Send Notice Of Claims To: AIG   Phone: (888) 602-5246
Financial Lines Claims   Fax: (866) 227-1750
P.O. Box 25947   Email: c-Claim@AIG.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") — Bond Number **87153325B**

All Fidelity Funds
(as defined in the Primary Bond)

Principal Office:
c/o FMR LLC
88 Black Falcon
First Floor, East, Suite 167
Mailzone V7E
Boston, MA 02210

Mailing Address:
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10
Boston, MA 02116

Item 2. Bond Period: from 12:01 a.m. on July 1, 2025, to 12:01 a.m. on July 1, 2026, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$10,000,000	$30,000,000
B--ON PREMISES	$10,000,000	$30,000,000
C--INTRANSIT	$10,000,000	$30,000,000
D--FORGERY OR ALTERATION	$10,000,000	$30,000,000
E--SECURITIES	$10,000,000	$30,000,000
F--COUNTERFEIT CURRENCY	$10,000,000	$30,000,000
I--COMPUTER SYSTEMS	$10,000,000	$30,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$10,000,000	$30,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$10,000,000	$30,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4.

4(A) Primary Bond No. 1:
Company: Berkshire Hathaway Specialty Insurance
Bond Number: 47-EPF-315882-05
Limit of Liability: $10,000,000

4(B) First Excess Bond:
Company: Federal Insurance Company
Bond Number: 82484869
Limit of Liability: $10,000,000 excess of $10,000,000

4(C) Second Excess Bond:

Company:	National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number:	01-581-74-74
Limit of Liability:	$10,000,000 excess of $20,000,000

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: _____*Swenitha Nalli*_____
Authorized Representative

By: _____*Catherine Dalton*_____
Authorized Representative

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

    a.   Any coverage exceptions specified by riders attached to this bond;

    b.   The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

    c.   The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.   CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.   LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1)   all loss resulting from any one actual or attempted theft committed by one person, or

(2)   all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3)   all loss caused by dishonest or fraudulent acts committed by one person, or

(4)   all expenses incurred with respect to any one audit or examination, or

(5)   all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)   becomes aware of facts, or

(2)   receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

  a. submit to examination by the Underwriter and subscribe to the same under oath, and

  b. produce for the Underwriter's examination all pertinent records, and

  c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds		**87153325B**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2025	**July 1, 2025 to July 1, 2026**	*Catherine Dalton*

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). If total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for **"acts of terrorism."** However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

Allied World Assurance Company, AG
Head Office: Park Tower 15th floor, Gubelstrasse 24, CH-6300 Zug
Switzerland
Branch Office: 27 Richmond Rd. Pembroke, HM 08, Bermuda
Allied World Assurance Company, AG is incorporated and
licensed in Switzerland.

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

POLICY: C014840/015
RENEWAL OF: C014840/014

DECLARATIONS

ITEM 1: COMPANY: All Fidelity Funds
ADDRESS: c/o FMR LLC
88 Black Falcon Ave
1st Floor, East Side, Suite 167,
Mailzone V7E
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 1, 2025   To: July 1, 2026
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: USD 10,000,000
aggregate for all coverages combined (including Defense Costs)

EXCESS OF TOTAL
UNDERLYING LIMITS OF: USD 40,000,000

ITEM 4: FOLLOWED POLICY:
Issued By: Berkshire Hathaway Specialty Insurance Company
Policy No.: 47-EPF-315882-05
Limit of Liability: USD 10,000,000
Policy Period: July 1, 2025 to July 1, 2026
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 5: PENDING OR PRIOR
LITIGATION DATE: N/A

ITEM 6: PREMIUM: USD 41,300

ITEM 7: A. EXTENDED REPORTING
PERIOD PREMIUM: Per the Followed Policy.

B. EXTENDED REPORTING
PERIOD: Per the Followed Policy.



Allied World Assurance Company, AG
Head Office: Park Tower 15th floor, Gubelstrasse 24, CH-6300 Zug
Switzerland
Branch Office: 27 Richmond Rd. Pembroke, HM 08, Bermuda
Allied World Assurance Company, AG is incorporated and
licensed in Switzerland.

ITEM 8:   ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A. <u>Claim-Related Notices</u>:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: CLAIMS DEPARTMENT
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA
Via e-mail to: <u>AWAC.FinancialClaims@awac.com</u>

B. <u>All Other Notices</u>:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: PROFESSIONAL LIABILITY UNDERWRITING
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA

ITEM 9:   ENDORSEMENT(S):

- APEX 0032 – Amend Choice of Law Clause
- APEX 0056 – Tie-In of Limits Endorsement
- APEX 0077 – Economic & Trade Sanctions Clause

BROKER: Willis (Bermuda) Limited

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by a duly authorized representative of the Insurer.

_____
Authorized Representative



ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

In consideration of premium paid, and in reliance upon all statements made in the application for this Policy and the Followed Policy, which shall be deemed to be attached to and made a part of this Policy, and subject to all terms, conditions and limitations set forth herein and therein, Allied World Assurance Company, AG (herein referred to as the "Insurer") agrees as follows:

I.   INSURING CLAUSE

The Insurer shall pay the Insured, as defined in the Followed Policy, for Loss by reason of depletion by payments of all applicable underlying limits by either the Underlying Insurers or the Insureds or any insurer of a difference-in-conditions policy that is excess of this Policy, subject to:

A.   the terms and conditions of the Followed Policy as in effect on the inception date of this Policy;

B.   the Limit of Liability as set forth in Item 3 of the Declarations; and

C.   the terms and conditions of, and the endorsements attached to, this Policy.

In no event shall this Policy provide coverage broader than that provided by the Followed Policy, unless such broader coverage is specifically agreed to in writing by the Insurer.

II.   TERMS AND CONDITIONS

A.   DEFINITIONS

Terms defined in the Followed Policy are used in this Policy with the meaning assigned to them in the Followed Policy, except as otherwise indicated herein.

"Underlying Insurers" means the insurer(s) that have issued the Underlying Policies.

"Underlying Policies" means the underlying policies that provide the Total Underlying Limits as set forth in Item 3 of the Declarations.

B.   PUNITIVE DAMAGES COVERAGE

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy; provided, however, that if the Followed Policy coverage for punitive damages is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

C.   LOSS PROVISIONS

1. This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.

2. Notice under this Policy shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power to give and shall do nothing intentional that may prejudice the Insurer's position or potential rights of recovery. An Insured's failure to comply with the foregoing will not impair coverage for any other Insured.

4. The Insurer shall not be bound by the claim or loss decisions made by any other insurer. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as Loss under the terms of this Policy. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim that appears likely to involve this Policy.

D.   FOLLOWING FORM

1. This Policy, except as stated otherwise herein, is subject to all terms, conditions, exclusions and limitations of the Followed Policy in all respects as in effect on the inception date of this Policy. The Insured shall furnish to the Insurer all proposed rewrites or changes by endorsement or otherwise to the Followed Policy as soon as practicable. If during the Policy Period any change is made to the terms, conditions, exclusions or limitations of the Followed Policy, the Insured shall provide the Insurer with the full particulars thereof. The Insured agrees that this Policy shall not be changed without the prior written consent of the Insurer.

2. In the event of the reduction of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy(ies). In the event of the exhaustion of all of the limits of liability

of such Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, the remaining limits available under this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall this Policy drop down, for any reason including the existence of any State Amendatory or a sub-limit of liability in any Underlying Policy or the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer or the cancellation of any Underlying Policy.

The risk of uncollectability of any underlying insurance (in whole or in part) whether because of the financial impairment or insolvency of an Underlying Insurer, the cancellation of any Underlying Policy(ies), the application of any underlying sub-limit of liability or differing terms and conditions or for any other reason is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer. In the event a State Amendatory or a sub-limit of liability exists in any Underlying Policy, any payments of loss by an Underlying Insurer that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

E.   CANCELLATION OF UNDERLYING POLICY

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Policy.

F.   ARBITRATION

Any and all disputes arising under or relating to this Policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined by an arbitration conducted in Hamilton, Bermuda or London, England or Toronto, Canada. The Insured shall have the right to reject the Insurer's choice of the arbitration venue prior to its commencement, in which case the Insured's choice of the arbitration venue shall control. The arbitration shall be conducted under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by an Arbitration Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within

twenty (20) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within twenty (20) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of twenty (20) calendar days, apply to the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada for the appointment of the second arbitrator and in such a case the arbitrator appointed by any such court shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within twenty (20) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

Any Insured who is a party to the arbitration has the right, in his or her sole and absolute discretion, to present testimony and to submit to questions during the proceedings by live video conference rather than appearing in person. An Insured may also direct any non-party witness testifying on his or her behalf to testify by live video conference. Such testimony shall otherwise in all respects conform with the evidentiary rules agreed to by the parties. The Insured shall exercise this right by providing the Insurer with written notice of such intent at least thirty (30) days prior to the commencement of the first arbitration hearing. Such notice must include the names of all individuals who will testify via video conference.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. The Board's decision shall include an express acceptance or rejection of each coverage position asserted by the Insurer during the arbitration. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator and the Insureds shall bear the cost of utilizing a video conferencing system, if applicable. The remaining costs of the arbitration shall be borne equally by the parties to such arbitration. However, if the Board's decision rejects all of the coverage positions asserted by the Insurer during the arbitration, the Insurer shall promptly pay to or on behalf of the Insured all attorneys' fees, expert fees and all other costs and expenses incurred by the Insured in the arbitration. The Insurer's liability for such amounts shall be in addition to, and not part of, the applicable Limit of Liability of this Policy as stated in Item 3 of the Declarations.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of

Bermuda or a comparable court in London, England or Toronto, Canada: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada and judgment may be entered pursuant to the terms of the award by leave from any such court.

No person or organization shall have any right under this Policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives.

The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits).

The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this Policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this Policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this Policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

G.   CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.



ENDORSEMENT NO: 1
This endorsement, effective: July 1, 2025
forms a part of policy number: C014840/015
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

AMEND CHOICE OF LAW CLAUSE

It is understood and agreed that Clause II, TERMS AND CONDITIONS, is amended by deleting paragraph G., CHOICE OF LAW, in its entirety and replacing it with the following:.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
Authorized Representative



ENDORSEMENT NO: 2
This endorsement, effective: July 1, 2025
forms a part of policy number: C014840/015
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

TIE-IN OF LIMITS ENDORSEMENT

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this Policy and the Related Policy (as defined below) shall be USD 10,000,000. Therefore, this Policy's Limit of Liability shall be reduced in an amount equal to any payments made for any Claim or other matters under the Related Policy.

This endorsement does not serve to increase the Limit of Liability of this Policy or the Related Policy.

"Related Policy" means the following policy:

Policy Number: C014841/015
Insurer: Allied World Assurance Company, AG
Insured: All Fidelity Funds
Policy Period: July 1, 2025 to July 1, 2026

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
                         Authorized Representative



ENDORSEMENT NO: **3**
This endorsement, effective: July 1, 2025
forms a part of policy number: C014840/015
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

ECONOMIC AND TRADE SANCTIONS CLAUSE

In consideration of the payment of the premium, the parties understand and agree that the Policy is amended by adding the following condition:

ECONOMIC AND TRADE SANCTIONS

The Insurer shall not be deemed to provide cover nor be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer to any sanction, prohibition or restriction, including under United Nations resolutions, or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
Authorized Representative

BOND NUMBER: 130005116



QBEX-3009 (09-15)

QBE Insurance Corporation
55 Water Street, New York, New York 10041

Home Office: c/o CT Corporation System,116 Pine Street, Suite 320, Harrisburg, Pennsylvania 17101

EXCESS FOLLOW FORM BOND

Item 1: Named Insured: All Fidelity Funds
Mailing Address: C/O FMR LLC
88 Black Falcon Ave, 1st FL, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2: Bond Period   From: July 01, 2025   To: July 01, 2026
At 12:01 A.M. Standard Time at the mailing address stated in Item 1

Item 3: Limit of Liability
A. $10,000,000 Single Loss Limit of Liability:
B. $10,000,000 Aggregate Limit of Liability:

Item 4: A. Followed Bond
Insurer: Berkshire Hathaway Specialty Insurance Company
Bond Number: 47-EPF-315882-05
Bond Period: From: July 01, 2025   To: July 01, 2026

Single Loss Limit of Liability: $10,000,000
Aggregate Limit of Liability: $10,000,000

B. Underlying Insurance: See Schedule of Underlying Insurance

Item 5: Premium and Applicable Charges
Premium: $39,000.00

Item 6: A. Notice to Insurer of a Loss: B. All Other Notices to Insurer:

QBE Insurance Corporation	QBE Insurance Corporation
Attn: The Claims Manager	Attn: Underwriting
55 Water Street	55 Water Street
New York, New York 10041	New York, New York 10041
Telephone: (877) 772-6771	Telephone: (877) 772-6771
Email: professional.liability.claims@us.qbe.com	Email: MLPLadmin@us.qbe.com

In witness whereof, the Insurer has caused this Bond to be executed, but it shall not be valid unless also signed by a duly authorized representative of the Insurer.

Julie Wood, President

Richelle A.Ladwig
Secretary

[signature: Julie Wood]

[signature: Richelle A Ladwig]

July 14, 2025
Date



EXCESS FOLLOW FORM BOND

I. INSURING CLAUSE

The Insurer shall provide insurance coverage in accordance with the same terms, conditions and limitations of the **Followed Bond**, including those involving policy termination, representation and notice, and in accordance with the terms and conditions set forth herein.

II. GENERAL CONDITIONS

The conditions set forth in this Section **II. GENERAL CONDITIONS** are in addition to those set forth in the **Followed Bond**, and are specific to the coverage provided by this Bond.

(a) Coverage under this Bond shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The Insurer shall recognize monetary contribution by or on behalf of an Insured to such exhaustion of the limits of liability of the **Underlying Insurance**.

(b) The limits of liability set forth in Item 3 of the Declarations represent the maximum amount payable under this Bond during the Bond Period for any Single Loss and in the aggregate.

(c) If the limits of liability of the **Underlying Insurance** are reduced, this Bond shall continue in force as excess insurance for the remaining amount of the limits of liability of the **Underlying Insurance.** If the limits of liability of the **Underlying Insurance** are exhausted, this Bond shall continue in force as primary insurance, subject to any applicable single loss deductible.

(d) The Bond does not provide excess insurance above any sub-limit of liability available under any **Underlying Insurance**, unless the Insurer has agreed to provide such excess coverage by separate endorsement to this Bond. However, where payment of amounts subject to a sublimit erode or reduce the limits of liability of the **Underlying Insurance**, this Bond shall recognize such erosion or reduction of the limits of liability of the **Underlying Insurance**.

(e) All notices to the Insurer shall be sent to the applicable address set forth in Item 6 of the Declarations.

(f) The Insurer may elect to effectively associate in the investigation, settlement or defense of any loss reasonably likely to be covered under this Bond.

(g) Any change in or modification to **Underlying Insurance** or this Bond or assignment of interest under this Bondmust be agreed to in writing by Insurer, and in no event shall any such change, modification or assignment affect this Bond's excess position or attachment point.

III. EXCESS BOND DEFINITIONS

Any term used in this Bond that is defined in the **Followed Bond** shall have the same meaning as assigned to such term in the **Followed Bond**.

(a) **Followed Bond** means the bond set forth in Item 4A. of the Declarations.

(b) **Underlying Insurance** means the **Followed Bond** and any other bonds set forth in Item 4B. of the Declarations.

SCHEDULE OF UNDERLYING INSURANCE

1. Insurer: Federal Insurance Company
   Bond No.   82484869
   Bond Period: From: July 01, 2025   To: July 01, 2026
   Single Loss Limit of Liability: $10,000,000 excess of $10,000,000
   Aggregate Limit of Liability: $10,000,000 excess of $10,000,000

2. Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
   Bond No.   01-581-74-74
   Bond Period: From: July 01, 2025   To: July 01, 2026
   Single Loss Limit of Liability: $10,000,000 excess of $20,000,000
   Aggregate Limit of Liability: $10,000,000 excess of $20,000,000

3. Insurer: ICI Mutual Insurance Company
   Bond No.   87153325B
   Bond Period: From: July 01, 2025   To: July 01, 2026
   Single Loss Limit of Liability: $10,000,000 excess of $30,000,000
   Aggregate Limit of Liability: $10,000,000 excess of $30,000,000

4. Insurer: Allied World Assurance Company, AG
   Bond No.   C014840/015
   Bond Period: From: July 01, 2025   To: July 01, 2026
   Single Loss Limit of Liability: $10,000,000 excess of $40,000,000
   Aggregate Limit of Liability: $10,000,000 excess of $40,000,000



THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN OF LIMITS ENDORSEMENT

Parent Company:	All Fidelity Funds
Policy Number:	130005116
Endorsement Number:	001
Effective Date of Endorsement:	July 01, 2025
Name of Insurer:	QBE Insurance Corporation

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

It is hereby agreed that notwithstanding any in this Policy to the contrary, in the event any Claim is covered, in whole or in part, by this Policy and the policy with policy #: 130005115 issued by QBE Insurance Corporation, the maximum Limit of Liability of the Insurer with respect to coverage for such Claim under both policies combined shall be the lesser of $10,000,000 or the total remaining aggregate limit of liability of both policies combined.

All other terms and conditions of this Policy remain unchanged.

 



Notice to Policyholders
U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

NO COVERAGE IS PROVIDED BY THIS POLICYHOLDER NOTICE NOR CAN IT BE CONSTRUED TO REPLACE ANY PROVISIONS OF YOUR POLICY. YOU SHOULD READ YOUR POLICY AND REVIEW YOUR DECLARATIONS PAGE FOR COMPLETE INFORMATION ON THE COVERAGES YOU ARE PROVIDED.

THIS NOTICE PROVIDES INFORMATION CONCERNING POSSIBLE IMPACT ON YOUR INSURANCE COVERAGE DUE TO DIRECTIVES ISSUED BY OFAC.

PLEASE READ THIS NOTICE CAREFULLY

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

➢ Foreign agents;
➢ Front organizations;
➢ Terrorists;
➢ Terrorist organizations; and
➢ Narcotics traffickers;

As "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.



PO Box 2950
Hartford, CT 06104-2950

September 22, 2025

All Fidelity Funds

c/o FMR LLC

88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E

BOSTON, MA 02210

Re: Important Information about **Claims Information Line**

Dear All Fidelity Funds

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

- The information that needs to be included with the claim notice
- The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
- Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured's rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write:

Travelers, Agency Compensation
One Tower Square
Hartford, CT 06183



TRAVELERS

SelectOne+®

Excess Bond Coverage Declarations

POLICY NO. 106547262

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

ITEM 1 THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
All Fidelity Funds

Principal Address:
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E
BOSTON, MA 02210

(herein called Insured).

ITEM 2 EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

Inception Date: **July 01, 2025** Expiration Date: **July 01, 2026**
12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to **SECTION 5. EXCESS BOND COVERAGE PERIOD** of the ***TERMS, CONDITIONS AND LIMITATIONS*** of this Excess Bond Coverage.

ITEM 3 ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, MN06
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4 LIMIT OF INSURANCE:

A.	**SINGLE LOSS LIMIT OF INSURANCE:**	**$10,000,000**
B.	**AGGREGATE LIMIT OF INSURANCE:**	**Not Applicable**

ITEM 5   SCHEDULE OF UNDERLYING INSURANCE:

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy					
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	07/01/2025 to 07/01/2026	$10,000,000	N/A	$400,000
B. Other Underlying Insurers					
ACE American Insurance Company	82484869	07/01/2025 to 07/01/2026	$10,000,000	N/A	N/A
National Union Fire Insurance Company of Pittsburgh, Pa	01-581-74-74	07/01/2025 to 07/01/2026	$10,000,000	N/A	N/A
ICI Mutual Insurance Company	87153325B	07/01/2025 to 07/01/2026	$10,000,000	N/A	N/A
Allied World Assurance Company (US) Inc.	C014840/015	07/01/2025 to 07/01/2026	$10,000,000	N/A	N/A
QBE Insurance Corporation	130005116	07/01/2025 to 07/01/2026	$10,000,000	N/A	N/A

C.   TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is **$60,000,000** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.   TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is **Not Applicable** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

ITEM 6   SUBJECT TO THE DECLARATIONS, *INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS,* AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

Insurer's Name: **Berkshire Hathaway Specialty Insurance Company**
Bond or Policy Number: **47-EPF-315882-05**
Policy Period: From: **July 01, 2025**   To: **July 01, 2026**
Except as provided below:

None

ITEM 7   PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 8	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

XSB-3001-0112; XSB-7009-0112

PRODUCER INFORMATION:
WTW NORTHEAST INC
75 ARLINGTON ST FL 2
BOSTON, MA 02116

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

President   Corporate Secretary


INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

   SECTION 1.   UNDERLYING COVERAGE

   A.   The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

   B.   In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

   C.   If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

   D.   Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

   E.   Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

   SECTION 2.   LIMIT OF INSURANCE

   A.   Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

XSB-3001 Ed. 01-12   Page 1 of 3

B. The Company's maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company's maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C. Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5 D. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3. JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4. NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

C. Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D. Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5. EXCESS BOND COVERAGE PERIOD

A. The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B. The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6. SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7. CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A. after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B. immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C. immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

COMBINED AGGREGATE LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond Coverage

It is agreed that:

1.   The following replaces ITEM 4 (B) of the Declarations:

ITEM 4.   **LIMIT OF INSURANCE**

         B.   AGGREGATE LIMIT OF INSURANCE: **$10,000,000**

2.   The following replaces the second sentence **SECTION 2. LIMIT OF INSURANCE**, **B.** of the ***TERMS, CONDITIONS AND LIMITATIONS***:

Also, the Company's maximum liability for the combined total of all loss(es) in the aggregate, covered under one or more Specified Bond or Policy scheduled below, will not exceed the amount of the Aggregate Limit of Insurance identified in ITEM 4 B. of the Declarations. The Aggregate Limit of Insurance shall be reduced, and may be exhausted, by payment of loss under any Specified Bond or Policy scheduled below. Defense Costs payable under any Specified Bond or Policy scheduled below shall be part of, and not in addition to, the Aggregate Limit of Insurance of the Excess Bond Coverage, and such Defense Costs shall reduce, and may exhaust, such Aggregate Limit of Insurance. If loss is covered under more than one Specified Bond or Policy scheduled below, the applicable Limit of Insurance under any Specified Bond or Policy scheduled below shall apply separately to each part of such loss, subject to the Aggregate Limit of Insurance of this Excess Bond Coverage.

The Company's obligations for all losses covered under each Specified Bond or Policy scheduled below shall cease once the applicable Limit of Insurance under either:

1.   Specified Bond or Policy scheduled below, or

2.   the Aggregate Limit of Insurance identified in Item 4. of the Declarations,

has been exhausted by payment of covered loss, whichever occurs first.

The Limit of Insurance for the Discovery Period of a Specified Bond or Policy scheduled below, if exercised, shall be part of, and not in addition to, the applicable Specified Bond's or Policy's scheduled below Limit of Insurance and the Aggregate Limit of Insurance for the Excess Bond Coverage Period. The purchase of a Discovery Period shall not increase or reinstate the applicable Specified Bond's or Policy scheduled below Limit of Insurance or the Aggregate Limit of Insurance for the Excess Bond Coverage Period.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106547262**

Specified Bond or Policy

Policy Type	Policy Number	Policy Period
All Fidelity Funds D&O/E&O Policy	**106547114**	**07/01/2017 - 07/01/2018**

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.



September 3, 2025

Mary Coughlin
WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116-3936

Re: All Fidelity Funds
        Mutual Fund Bond
        Policy Number 287042220
        Expiration Date: 07/01/2026

Dear Mary,

We are pleased to enclose Policy Number 287042220 for All Fidelity Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6349776001). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with All Fidelity Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Ethan Krohn

Ethan Krohn
Underwriting Specialist
Ethan.Krohn@cna.com



ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287042220

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
All Fidelity Funds C/O FMR LLC 88 Black Falcon, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210	WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON ST FL 10 BOSTON, MA 02116-3936
Attn:	Mary Coughlin

Item 2.   **Policy Period:**   7/1/2025 To 7/1/2026

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4.   Schedule of **Underlying Insurance:**
   A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000	$400,000

   B. **Underlying Excess Policies:**   *** SEE ATTACHED SCHEDULE ***

Item 5.   Policy Premium $37,980

Item 6.   Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7.   Endorsements forming a part of this Policy at inception:
   GSL-2035-XX   2010-06-01   Tie In Limits Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: Date: September 3, 2025

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
Federal Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-581-74-74	$10,000,000	$20,000,000
ICI Mutual Insurance Company	87153325B	$10,000,000	$30,000,000
Allied World Assuance Company, AG	C014840/015	$10,000,000	$40,000,000
QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000



Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.   FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman   Secretary



TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number 287273571 with the policy period incepting on 7/1/2025 issued to or for the benefit of FMR LLC or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of loss under this Policy or Policy No. 287273571, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL2035XX (6-10)
Page 1
Continental Casualty Company
Insured Name: All Fidelity Funds

Policy No: 287042220
Endorsement No: 1
Effective Date: 07/01/2025



Starr Indemnity & Liability Company

399 Park Avenue, 2nd Floor
New York, NY 10022

September 25, 2025

Mary Coughlin
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10
Boston, MA 02116

RE: All Fidelity Funds
Policy Number: 1000059071251

Dear Mary:

Enclosed please find an electronic copy of the above captioned policy. Please let me know if you would like the hard copies, as well.

Thank you for your business. Please do not hesitate to contact me with any questions or concerns.

Sincerely,

Luke Iandoli

Luke Iandoli
Underwriter – Financial Lines

Starr Indemnity & Liability Company
399 Park Avenue
2nd Floor
New York, NY 10022

Starr Indemnity & Liability Company

399 Park Avenue
New York, NY 10022
(646) 227-6377

STARR SECURE EXCESS LIABILITY POLICY

POLICY NUMBER: 1000059076251
RENEWAL OF: 1000059076241

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY MAY ONLY APPLY TO THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT, IF ANY.

NOTICE: PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

ITEM 1: NAMED INSURED: All Fidelity Funds

ADDRESS: C/O FMR LLC
88 Black Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7e
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 1, 2025 To: July 1, 2026
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: $10,000,000 excess of $80,000,000
aggregate for all coverages combined (including Defense Costs)

ITEM 4: UNDERLYING COVERAGES, UNDERLYING POLICIES & UNDERLYING INSURERS:

A. COVERAGE: Fidelity Bond

Followed Policy:

Insurer	*Policy Number*	*Limits*	*Policy Period*
Berkshire Hathaway Specialty Insurance Company	**47-EPF-315882-05**	**$10,000,000**	**July 1, 2025 to July 1, 2026**

Excess Policy(ies):

Insurer	Policy Number	Limits	Policy Period
Federal Insurance Company	82484869	$10,000,000 excess of $10,000,000	July 1, 2025 to July 1, 2026
National Union Fire Insurance Company of Pittsburgh, PA	01-581-74-74	$10,000,000 excess of $20,000,000	July 1, 2025 to July 1, 2026
ICI Mutual Insurance Co. a RRG	87153325B	$10,000,000 excess of $30,000,000	July 1, 2025 to July 1, 2026
Allied World Assurance Company, Ltd	C014840/015	$10,000,000 excess of $40,000,000	July 1, 2025 to July 1, 2026
QBE Insurance Corporation	130005116	$10,000,000 excess of $50,000,000	July 1, 2025 to July 1, 2026
Travelers Casualty and Surety Company of America	106547262	$10,000,000 excess of $60,000,000	July 1, 2025 to July 1, 2026
Continental Casualty Company	287042220	$10,000,000 excess of $70,000,000	July 1, 2025 to July 1, 2026

ITEM 5:   PREMIUM $37,980

ITEM 6:   ADDRESS OF INSURER AND ITS AUTHORIZED AGENTS FOR
                NOTICES UNDER THIS POLICY

     A.   **Claims-Related Notices**

     STARR ADJUSTMENT SERVICES, INC.
     399 PARK AVENUE
     2nd FLOOR
     NEW YORK, NEW YORK 10022
     e-mail: StarrFLPLClaims@starrcompanies.com

     B.   **All Other Notices to the Insurer:**

     STARR INDEMNITY & LIABILITY COMPANY
     ATTN: FINANCIAL LINES DEPARTMENT
     399 PARK AVE, 2nd FLOOR
     NEW YORK, NY 10022

In Witness Whereof, the Insurer has caused this policy to be executed and attested, but this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

_____
     Steve Blakey, President

_____
     Nehemiah E. Ginsburg, General Counsel

_____
     Authorized Representative

Starr Indemnity & Liability Company

STARR SECURE EXCESS LIABILITY
POLICY

In consideration of premium paid, Starr Indemnity & Liability Company (herein referred to as the "Insurer") and the Insureds agree as follows:

I. INSURING CLAUSE

The Insurer shall pay the individuals and entities insured under the Followed Policy (also referred to herein as the "Insured") for loss after exhaustion by payments of all applicable underlying limits solely as a result of payment of losses covered thereunder, jointly or severally by: (i) the Underlying Insurers, as specified in Item 4 of the Declarations, and/or (ii) in place or on behalf of the Underlying Insurers, the Insureds and/or any other source, in accordance with the terms, conditions, limitations and other provisions of the Followed Policy; subject to:

A.   the Limit of Liability as stated in Item 3 of the Declarations; and

B.   all other terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by the Followed Policy listed in Item 4 of the Declarations.

In the event of the depletion of the limits of liability of the Underlying Policy(ies) as a result of payment of losses covered thereunder on the terms set forth herein, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy.

In the event of the exhaustion of all of the limits of liability of the Underlying Policy(ies), including satisfaction of any applicable retention or deductible, as a result of payment of losses covered thereunder, on the terms set forth herein and there are remaining limits of liability available under this Policy it shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy, continue for subsequent losses as primary insurance and any applicable retention or deductible specified in the Followed Policy shall be imposed under this Policy.

The risk of uncollectability of the limits of liability of such Underlying Policy(ies) for any reason, including but not limited to by reason of financial impairment or insolvency of an Underlying Insurer, is expressly retained by the Insureds, and is not assumed by the Insurer or insured under this Policy.

II. CLAIM & NOTICE PROVISIONS

1.   The Insurer shall have the same rights, privileges and protections as the Underlying Insurer of the Followed Policy, including but not limited, as to the Claim provisions of the Followed Policy.

2.   All notices required under the Followed Policy to the Underlying Insurer for that policy are required hereunder to be given to the Insurer or Insurer's authorized agent at the applicable address set forth in Item 6 of the Declarations.

III. REPRESENTATIONS AND WARRANTIES

It is a condition precedent to the Insurer's obligations under this Policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this Policy and the Followed Policy, shall be deemed attached to and made a part of this Policy. The Insurer has relied on all such materials, representations and information as being accurate and complete in issuing this Policy.

IV. CHANGES

The Insured agrees that, if after issuance of the Followed Policy, should any change to any Underlying Policy be made by rewrite, endorsement or otherwise, this Policy shall not follow form and provide coverage for such change without the written consent of the Insurer and payment of any required premium, if any, for such change.

V. SUBLIMITS

This Policy shall not follow form to any sub-limit in an Underlying Policy, unless such coverage is specifically endorsed upon this Policy. However, in the event a sub-limit of liability exists in an Underlying Policy and coverage for such is not provided under this Policy, any payments of loss that are subject to such a sub-limit shall be deemed to apply toward the erosion or exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

VI. CANCELLATION CLAUSE

This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

Endorsement No.: 1
This endorsement effective: July 1, 2025
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076251
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS POLICYHOLDER NOTICE

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Starr Indemnity & Liability Company
Attn: Financial Lines Department
399 Park Avenue
2nd Floor
New York, NY 10022
Phone: 646.227.6377

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

One South Station, 5th Floor

Boston, MA 02110-2208

Endorsement No.: 2
This endorsement effective: July 1, 2025
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076251
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

The application and any other materials submitted for this Policy and any Underlying Policy must be physically attached to the Policy in order to constitute a part of the Policy.

It is understood and agreed that Clause VI. CANCELLATION CLAUSE is deleted and replaced by the following:

VI. CANCELLATION AND NON-RENEWAL CLAUSE

1.   The Insurer may only cancel this Policy for non-payment of premium. The Insurer shall mail or deliver written notice of cancellation to the Named Insured not less than ten (10) days prior to the effective date of cancellation. Notice of cancellation shall be delivered or mailed to the Named Insured, at the Named Insured's last known address, and the agent of record for the Named Insured, if applicable. No written notice of cancellation shall be deemed effective unless the Insurer obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the Named Insured as stated in the Policy. The affidavit of any officer, agent or employee of the Insurer, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the Named Insured, notice shall be given to the mortgagee or other person in the manner provided above.

2.   If the Insurer decides not to renew this Policy the Insurer shall mail or deliver written notice to the Named Insured at least forty-five (45) days prior to the expiration of the Policy Period.

All other provisions remain unchanged.

_____
Authorized Representative

July 1, 2025
_____
Date

SILC FL 028 XS (10/12)

Endorsement No.:   3
This endorsement effective: July 1, 2025
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.:   1000059076251
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

OFAC ENDORSEMENT

It is understood and agreed that the Policy is amended by adding the following:

OFAC COMPLIANCE

This policy shall not cover any loss in connection with any Claim in the event such coverage would not be in compliance with any United States of America economic or trade sanctions, laws or regulations, including but not limited to the U.S. Treasury Department's Office of Foreign Assets Control, or any similar foreign, federal, state or statutory law or common law.

All other terms and conditions of this Policy remain unchanged.

_____
Authorized Representative

SILC FL 089 XS (10/12)

Endorsement No.: 4
This endorsement effective: July 1, 2025
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.:   1000059076251
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

DELETE POLICY PROVISIONS AND
FOLLOW FOLLOWED POLICY

It is understood and agreed that this Policy is amended by deleting the following provision(s) therefrom and instead following form to any applicable provisions of the Followed Policy:

Deleted Provisions:

-    III. REPRESENTATIONS AND WARRANTIES

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
Authorized Representative

Endorsement No.:   5
This endorsement effective: July 1, 2025
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.:   1000059076251
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

STATE AMENDATORY INCONSISTENCY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any other term or condition of this Policy, then where permitted by law, the Insurer shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the Insured.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
                      Authorized Representative

Endorsement No.: 6
This endorsement, effective: July 1, 2025
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071251
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

TIE-IN OF LIMITS ENDORSEMENT – SPECIFIED OTHER POLICY(IES)

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this policy and the Listed Policy(ies) shall be $10,000,000.

This policy's Limit of Liability shall be reduced in an amount equal to any payment of loss made under the Listed Policy(ies). The limits of liability of the Listed Policy(ies) are part of, and not in addition to, this policy's Limit of Liability.

This endorsement shall not serve to increase the Limit of Liability of this policy or of any of the Listed Policy(ies).

Solely as used in this endorsement, "Listed Policy(ies)" shall mean the following policy(ies) issued by the Insurer:

Named Insured	Policy Number
All Fidelity Funds	1000059076251

"Listed Policy(ies)" shall also mean any policy issued by the Insurer: (i) that has been replaced by, or has preceded, any of the above policy(ies); or (ii) for which any of the above policy(ies) is a renewal.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
Authorized Representative

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE
COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that under the Terrorism Risk Insurance Act, as amended in 2015, the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0, and does not include any charges for the portion of losses covered by the United States government under the Act.



POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX



IMPORTANT NOTICE FOR MASSACHUSETTS POLICYHOLDERS

If you need to contact someone about this Policy for any reason, please contact the Insurer at the address shown **in Item 6.B of the** Declarations or at:

AXIS

Legal Department

10000 Avalon Blvd., Suite 200

Alpharetta, Georgia 30009

Fax No.: (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

1000 Washington St, Suite 810

Boston, MA 02118-6200



DECLARATIONS

NAMED INSURED AND ADDRESS	All Fidelity Funds c/o FMR LLC 88 Black Falcon Ave., 1st Floor East Side Suite 167 Mailzone V7E Boston, MA 02210
BROKER OF RECORD	Willis Towers Watson Northeast, Inc. [Boston] 75 Arlington Street, Floor 2 Boston, MA 02116

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 4930 Chicago, IL 60606 (866) 259-5435 ***A Stock Insurer***
POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817
POLICY NUMBER	P-001-000158021-06 *Renewal of: P-001-000158021-05*
POLICY PERIOD	Effective Date: 07/01/2025 Expiration Date: 07/01/2026 *Both dates at 12:01 a.m. at the Named Insured's address stated herein.*

TOTAL POLICY PREMIUM	$18,990.00
MINIMUM EARNED PREMIUM *(percentage of Total Policy Premium)*	N/A

SURCHARGE / TAX *(included in Total Policy Premium)*	N/A

POLICY LIMITS OF INSURANCE	
Single Loss Limit	**$5,000,000 excess of $90,000,000**
Aggregate Limit	**$5,000,000 excess of $90,000,000**



SCHEDULE OF UNDERLYING INSURANCE	

PRIMARY (FOLLOWED POLICY)	
Coverage Description	Financial Institution Bond (Form 14)
Insurer	Berkshire Hathaway Specialty Insurance Company
Policy Number	47-EPF-315882-05
Single Loss Limit of Insurance	$10,000,000
Aggregate Limit of Insurance	$10,000,000
Retention	$400,000

FIRST EXCESS	
Insurer	Federal Insurance Company
Policy Number	82484869
Single Loss Limit of Insurance	$10,000,000 excess of $10,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $10,000,000

SECOND EXCESS	
Insurer	National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number	01-581-74-74
Single Loss Limit of Insurance	$10,000,000 excess of $20,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $20,000,000

THIRD EXCESS	
Insurer	ICI Mutual Insurance Company, a Risk Retention Group
Policy Number	87153325B
Single Loss Limit of Insurance	$10,000,000 excess of $30,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $30,000,000

FOURTH EXCESS	
Insurer	Allied World Assurance Company, AG
Policy Number	C014840/015
Single Loss Limit of Insurance	$10,000,000 excess of $40,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $40,000,000



FIFTH EXCESS	
Insurer	QBE Insurance Corporation
Policy Number	130005116
Single Loss Limit of Insurance	$10,000,000 excess of $50,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $50,000,000

SIXTH EXCESS	
Insurer	Travelers Casualty and Surety Company of America
Policy Number	106547262
Single Loss Limit of Insurance	$10,000,000 excess of $60,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $60,000,000

SEVENTH EXCESS	
Insurer	Continental Casualty Company
Policy Number	287042220
Single Loss Limit of Insurance	$10,000,000 excess of $70,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $70,000,000

EIGHTH EXCESS	
Insurer	Starr Indemnity & Liability Company
Policy Number	1000059071251
Single Loss Limit of Insurance	$10,000,000 excess of $80,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $80,000,000

NOTICES TO INSURER	
Send Notice of Claims To: AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	*Send All Other Notices And Inquiries To:* AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 802-6161




SCHEDULE OF FORMS & ENDORSEMENTS	
Policyholder Notices and Policy Forms	**Form Number and Edition Date**
Policyholder Notice - Economic And Trade Sanctions	AXIS 906 0316
Important Notice For Massachusetts Policyholders	AXIS MA901 0915
AXIS Excess Insurance Policy	AXIS 1010302 0817
Signature Page	AXIS 102AIC 0615
Endorsements	**Form Number and Edition Date**
1 TIE-IN OF LIMITS ENDORSEMENT	AXIS113 0815



In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Named Insured**, on behalf of all **Insureds**, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the **Underlying Insurance** in conformance with all provisions of the **Followed Policy**. Liability shall attach to the Insurer only after the full amount of the applicable **Underlying Limit**, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the **Underlying Insurance**, the **Insureds**, or others on behalf of the **Insureds**, in any combination, in accordance with the terms of the **Underlying Insurance**.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the **Followed Policy**.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A.   Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the **Followed Policy**.

B.   This Policy shall not apply to any coverage under the **Followed Policy** that is subject to a sublimit of insurance in any **Underlying Insurance**, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the **Underlying Limit** by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C.   The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.   All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E.   The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery; provided, however, the failure of an **Insured** to comply with such request shall not be imputed to any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.



SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary   Michael McKenna, President



Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 07/01/2025	P-001-000158021-06	N/A

TIE-IN OF LIMITS ENDORSEMENT

It is agreed that this policy has been issued in conjunction with Axis Insurance Company Policy number P-001-000158031-05 (the "Other Policy") with the intention that this policy and the Other Policy will share a single aggregate limit of liability as respects any claims or amounts covered under this policy that are also covered under the Other Policy. Accordingly, any payments by the Insurer under this policy will reduce, and possibly exhaust, the limit of liability available under the Other Policy.

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy shall reduce and possibly exhaust the limit of liability available under this policy.

In all events, the Insurer's maximum limit of liability under this policy is not increased by operation of this endorsement. When the sum total of amounts paid under this policy and amounts paid under the Other Policy equals $5,000,000 which shall not be greater than the largest limit of liability of both policies subject to this Endorsement, then the Insurer's obligations under this policy and the Other Policy shall be completed fulfilled and extinguished.

All other provisions of the policy remain unchanged.



Dear Policyholder,

Thank you for choosing Zurich for your Financial Lines needs. We truly appreciate your business and welcome the opportunity to work with you.

We wanted to inform you that under the terms of this transaction you are entitled to online services and resources that are designed just for Financial Lines customers. These resources are available at no additional cost to you and include loss mitigation tips and techniques, industry-related articles and more. Here are just some examples of what is available to you:

- **Litigation Management** – LMG can help optimize claim outcomes by verifying that defense cases are staffed appropriately, and dollars are spent wisely, as well as provide a variety of other services. More information can be found on the **Claims Litigation Management** webpage.

- **Thought leadership materials** – dedicated to your top-of-mind needs, including timely webinars and engaging white papers, even specific to your industry segments. Recent news and insights can be found on the **Management Liability Insights** webpage.

- **Security & Privacy readiness self-assessment** – this exposure makes headlines daily. How ready is your organization for this fast-growing threat?

- **Strategic Risk Services and Enterprise Risk Management** – on-line information source for related hot topics and ERM videos to minimize barriers to achieving expected business outcomes.

Additional resource links:

- To learn more about Zurich's management solutions, visit **Management Liability Insurance | Zurich Insurance**.

- To learn more about Zurich's Financial Institution Financial Lines offerings, visit **Insurance for Financial Institutions | Zurich Insurance**.

- **Operating in foreign countries?** Your domestic Directors & Officers (D&O) Insurance may not provide all the protection your people need. **Learn more about International Towers by Zurich**.

Deliver for our customers when it matters most. At Zurich, that's the promise we make every day. Thank you again for choosing Zurich North America.

Sincerely,

The Zurich North America Financial Lines Team

Zurich North America
1299 American Way
Schaumburg, IL 60196

U-GU-1327-A CW (01/25)



Disclosure Statement



It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER
WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement



NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

https://www.zurichna.com/producercompensation

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company

and its underwriting subsidiaries.



Important Notice - In Witness Clause

In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

President   Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America
Customer Inquiry Center
1299 Zurich Way
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8 a.m. - 4 p.m. [CT])
Email: info.source@zurichna.com

Excess Select Crime Insurance Policy Declarations



Fidelity and Deposit Company of Maryland

1299 Zurich Way
Schaumburg, Illinois 60196-1056
(The "Underwriter")

THIS POLICY FOLLOWS THE TERMS, CONDITIONS, AND LIMITATIONS OF THE FOLLOWED POLICY. DEFINED TERMS APPEAR IN BOLD AND HAVE THE MEANING SET FORTH IN THE POLICY. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: FIB 0456717-02

Item 1. **Policyholder** and Mailing Address: All Fidelity Funds

88 Black Falcon Avenue, First Floor,

East Side Suite 167, Mailzone V7E

Boston, MA 02210

Item 2. Limit of Insurance: $ 5,000,000

Item 3. **Underlying Insurance**:

A. **Followed Policy**:

Insurer	Policy Number	Limit of Insurance
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000

B. Other Policy(ies):

Insurer	Policy Number	Limit of Insurance	Attachment
Federal Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-581-74-74	$10,000,000	$20,000,000
ICI Mutual Insurance Company	87153125D	$10,000,000	$30,000,000
Allied World Assurance Company,AG	C014840/015	$10,000,000	$40,000,000
QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
Continental Casualty Company	287042220	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059071251	$10,000,000	$80,000,000
AXIS Insurance Company	P-001-000158021-06	$5,000,000	$90,000,000

Item 4. **Policy Period**: From: 12:01 A.M. on 07/01/2025 To: 12:01 A.M. on 07/01/2026
Policy incepts and expires at the local time at the address shown in Item 1.

Item 5. Endorsements Effective at Inception: See Attached Schedule of Forms and Endorsements

Item 6. Notice to Underwriter:

A. Address for Notice of Claim or Potential Claim
Attn: Zurich North America-MSG Claims
P.O. Box 968041

B. Address for All Other Notices
Attn: Northeast, MASE & West Region Underwriting
Regional Manager

Schaumburg, IL 60196-8041
Fax: 866-255-2962
Email: msgclms@zurichna.com

4th World Trade Center
150 Greenwich Street
New York, NY 10007
Email:NEsubmissions@zurichna.com

Item 7. Premium: $18,000

Form and Endorsement Schedule



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0456717-02	07/01/2025	07/01/2026	07/01/2025	----	----

Policyholder: All Fidelity Funds

This endorsement modifies insurance provided under the following:

Zurich Excess Select Insurance Policy

Form Name	Form Number	Edition Date	Endorsement No.
Disclosure Statement	U-GU-873-A CW	06/11	
Notice Of Disclosure For Agent & Broker Compensation	U-GU-874-B CW	02/23	
Important Notice – In Witness Clause	U-GU-319-F	01/09	
Zurich Excess Select Insurance Policy - Declarations	U-CRXS-D-100-A CW	05/16	
Zurich Excess Select Insurance Policy	U-CRXS-100-A CW	05/16	
Conditions Amended Endorsement (Subrogation / Recoveries Deleted)	U-CRXS-112-A CW	05/16	01
Alteration Condition Amended Endorsement (Written Agreement)	U-CRXS-113-A CW	05/16	02
Maintenance of Underlying Insurance Section Amended Endorsement	U-CRXS-118-A CW	05/16	03
Tie-In Limits of Liability Endorsement	U-CRXS-2011X CW	08/24	04
Massachusetts Amendatory Endorsement	U-CRXS-150-A MA	05/16	05
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	06

All other terms, conditions, provisions and exclusions of this policy remain the same.

Excess Select Crime Insurance Policy



In consideration of payment of the premium and in reliance upon the statements made and information furnished to the Underwriter and to the Insurers of the **Underlying Insurance**, including the statements made in the application and its attachments and any material submitted therewith, all of which are made a part hereof, and subject to the Declarations, limitations, conditions, provisions, and other terms of this Policy (including any endorsements hereto), the Underwriter, the **Policyholder** and the **Insureds** agree as follows:

I. INSURING CLAUSE

The Underwriter shall provide the **Insureds** with insurance coverage during the **Policy Period** excess of the **Underlying Insurance**. Coverage under this Policy shall attach only after:

A. all the Limit(s) of Insurance of the **Underlying Insurance** have been exhausted solely as a result of the actual payment of covered loss(es); or

B. the **Insured** and/or any other insurer(s), entity(ies), or individual(s) on behalf of the **Insured** has paid up to the full Limits of Insurance for covered loss(es), and satisfied any applicable deductible or retention amount(s) of the **Underlying Insurance**, if any **Underlying Insurance** fails to pay covered loss(es).

Coverage under this Policy shall apply in conformance with and subject to the limitations, conditions, provisions, and other terms of the **Followed Policy**. In no event shall coverage under this Policy be broader than coverage under any **Underlying Insurance**.

In the event of exhaustion of all the Limits of Insurance of the **Underlying Insurance** solely as a result of the payment of covered loss(es), this Policy shall continue in force as primary or governing insurance excess of the applicable deductible or retention amount(s) of the **Underlying Insurance**, which shall be applied to any subsequent covered loss as specified in the **Followed Policy**.

II. DEFINITIONS

When used in this Policy, the terms below are defined as follows:

A. **Insured**, either singular or plural, means the **Policyholder** and those organizations designated as insureds under the **Followed Policy**.

B. **Policyholder** means the organization designated in Item 1. of the Declarations of this Policy.

C. **Policy Period** means the period of time specified in Item 4. of the Declarations of this Policy.

D. **Followed Policy** means the policy or bond, including any endorsements or riders, designated in Item 3.A. of the Declarations of this Policy.

E. **Underlying Insurance** means all of the policy(ies) or bonds, including any endorsements or riders, designated in Item 3. of the Declarations of this Policy.

III. LIMIT OF INSURANCE

The amount set forth in Item 2. of the Declarations shall be the Underwriter's maximum liability for any one loss under this Policy covered by the **Underlying Insurance** in effect during the **Policy Period**.

Any coverage under the **Underlying Insurance** that provides a Limit of Insurance that is less than the Limit of Insurance stated in Item 3. of the Declarations for such **Underlying Insurance** ("Sublimit of Insurance") shall not trigger coverage under this Policy upon exhaustion of the Sublimit of Insurance; provided, however, any actual payment of covered loss(es) made under any **Underlying Insurance** on account of any loss for which coverage is subject to a Sublimit of Insurance shall be recognized by the Underwriter as reducing the Limit(s) of Insurance designated in Item 3. of the Declarations.

IV. CONDITIONS

A. Reporting and Notice – As a condition precedent to exercising any rights under this Policy, the **Policyholder** shall give the Underwriter written notice of any loss or of an occurrence which may become a loss and proof of loss under

this Policy or any **Underlying Insurance** in the same manner required by the terms and conditions of the **Followed Policy**. Notwithstanding the foregoing, notice to the insurer(s) of any **Underlying Insurance** does not constitute notice to the Underwriter. Written notice of loss shall be provided to the Underwriter at the address set forth in Item 6.A. of the Declarations.

The Underwriter shall be given notice in writing to the address set forth in Item 6.B. of the Declarations as soon as practicable in the event of (i) termination of any **Underlying Insurance**, (ii) any additional or return premiums charged or allowed in connection with any **Underlying Insurance**, or (iii) any alteration of any provision of any **Underlying Insurance**.

B. Alteration – No change in, modification of, or assignment of interest under this Policy shall be effective except when made by endorsement to this Policy by an authorized representative of the Underwriter. To the extent any **Underlying Insurance** is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented to in writing.

C. Maintenance of **Underlying Insurance** – As a condition precedent to coverage under this Policy, the **Policyholder** agrees to maintain the **Underlying Insurance** during the **Policy Period** in full effect with solvent insurers. To the extent such **Underlying Insurance** is not maintained, then the **Policyholder** shall be deemed self-insured for the amount of the Limit(s) of Insurance of any such **Underlying Insurance**.

D. Claim Participation – The Underwriter may, at its sole discretion, elect to participate in the investigation, defense or settlement of any claim covered by this Policy even if the **Underlying Insurance** has not been exhausted and the **Insured** shall give the Underwriter such information and cooperation as it may reasonably require.

E. Subrogation/Recoveries – In the event of any payment under this Policy, the Underwriter shall be subrogated to all the **Insured's** rights of recovery against any person or organization to the extent of such payment, and the **Insured** shall execute and deliver agreements, instruments and papers that are requested and do whatever is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the insurers of any **Underlying Insurance** to the extent of actual payments, the balance shall be paid to the **Policyholder**. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

Endorsement # 01

Conditions Amended Endorsement
(Subrogation/Recoveries Deleted)



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l. Prem.	Return Prem.
FIB 0456717-02	07/01/2025	07/01/2026	07/01/2025	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

Subsection IV.E. is deleted.

All other terms, conditions, provisions and exclusions of this Policy remain the same.

Endorsement # 02

Alteration Condition Amended Endorsement
(Written Agreement)



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l. Prem.	Return Prem.
FIB 0456717-02	07/01/2025	07/01/2026	07/01/2025		

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

Section IV.B. is replaced with the following:

B. Alteration – No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written agreement or endorsement to this Policy by an authorized representative of the Underwriter. To the extent any **Underlying Insurance** is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented in writing.

All other terms, conditions, provisions and exclusions of this Policy remain the same.

Endorsement # 03

Maintenance of Underlying Insurance Condition Amended Endorsement



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l. Prem.	Return Prem.
FIB 0456717-02	07/01/2025	07/01/2026	07/01/2025	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

Subsection IV.C. is replaced with the following:

C.   Maintenance of **Underlying Insurance** – **Policyholder** agrees to maintain the **Underlying Insurance** during the **Policy Period** in full effect with solvent insurers.   To the extent such **Underlying Insurance** is not maintained, then the **Policyholder** shall be deemed self-insured for the amount of the Limit(s) of Insurance of any such **Underlying Insurance**.

All other terms, conditions, provisions and exclusions of this Policy remain the same.

Endorsement # 04

Tied-In Limits of Liability Endorsement
(Absolute Limit, Multiple Policies for a Single Excess Program)



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0456717-02	07/01/2025	07/01/2026	07/01/2025	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Zurich Excess Select Crime Insurance Policy

It is agreed that the following is added to the end of Section III. LIMIT OF INSURANCE:

The **Insured(s)** hereby acknowledges that this Policy and other policies issued by the Underwriter and/or affiliated company(ies) shown in the SCHEDULE below are part of a single excess program with one Policy Aggregate Limit of Insurance. All payments made by the Underwriter and/or affiliated company(ies) for loss (as defined in the **Followed Policy**) covered under any one or more policy(ies) shown in the SCHEDULE below shall erode the Policy Aggregate Limit of Insurance available under this Policy, with all cumulative payments of covered loss not to exceed $5,000,000.

SCHEDULE

Underwriter/Insurer	Policyholder	Policy Number
Zurich American Insurance Company	All Fidelity Funds	EOC-0905341-02
<Insurer>	<Policyholder>	<Policy Number>
<Insurer>	<Policyholder>	<Policy Number>

All other terms and conditions of the Policy shall apply and remain unchanged.

Endorsement # 05

Massachusetts Amendatory Endorsement



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0456717-02	07/01/2025	07/01/2026	07/01/2025	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

For purposes of this endorsement, all terms in bold below shall have the meaning provided in the Declarations and Policy. The following section is added to the Policy:

V.   POLICY TERMINATION, NONRENEWAL AND CONDITIONAL RENEWAL

A.   Cancellation

1.   This Policy may be canceled by the **Policyholder** by surrender thereof to the Underwriter or any of its authorized representatives, or by mailing to the Underwriter written notice stating when, thereafter, cancellation shall be effective.

2.   The Underwriter may cancel this Policy only for nonpayment of premium. In such event, the Underwriter shall mail written notice of cancellation for nonpayment of premium to the **Policyholder**. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

3.   In the event of cancellation, the Underwriter shall refund the unearned premium computed pro rata.

B.   Conditional Renewal

If the Underwriter offers to renew this Policy with different terms, the Underwriter shall send written notice of such conditional renewal prior to expiration indicating the elimination, reduction or change in policy coverage, conditions or definitions

All other terms, conditions, provisions and exclusions of this Policy remain the same.



SANCTIONS EXCLUSION ENDORSEMENT

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED



LIBERTY MUTUAL INSURANCE COMPANY

MANAGEMENT LIABILITY AND PROFESSIONAL LIABILITY FOLLOW FORM EXCESS

In Witness Whereof, we have caused this policy to be signed by its President and Secretary.

PRESIDENT   SECRETARY

Liberty Mutual Insurance Company
75 Federal Street 5th Floor Boston, MA 02110   Toll-free number: 1-800-677-9163

Management Liability and Professional Liability Follow Form Excess



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

POLICY DECLARATIONS

Policy Number: FI4NAB095D006

ITEM 1.	**NAMED INSURED:**	Fidelity Equity & High Income Funds
ITEM 2.	**PRINCIPAL ADDRESS:**	c/o FMR LLC 88 Black Falcon First Floor, East Side, Suite 167, Boston, MA 02110
ITEM 3.	**LIMIT OF LIABILITY:**	$5,000,000 part of $50,000,000
	Each Policy Period	
ITEM 4.	**UNDERLYING POLICIES:**	
(A)	**Primary Policy:**	
	Insurer:	Berkshire Hathaway Specialty Insurance Company
	Policy Number:	47-EPF-315882-05
	Limits:	$10,000,000
	Deductible:	$400,000
	Policy Period:	July 01, 2025 To July 01, 2026

ITEM 5.	**POLICY PERIOD:**	From: July 01, 2025 12:01 a.m.
		To: July 01, 2026 12:01 a.m.
		Local time at the address shown in Item 2.
ITEM 6.	**ENDORSEMENT(S) EFFECTIVE AT INCEPTION:**	
	See Schedule of Endorsements	
ITEM 7.	**TERMINATION OF PRIOR POLICY(IES):**	FI4NAB095D005
ITEM 8.	**PREMIUM:**	

Premium:	$13,503.00	Plus all applicable Taxes, Fees and Surcharges. See Invoice for the date Premium is due and payable. Failure to pay the premium in full may result in voidance of coverage.

In witness whereof, the Insurer has caused this policy to be signed by its President and its Secretary at Boston, Massachusetts, and countersigned below by a duly authorized representative.

ML-EFF-Dec-0312

Management Liability and Professional Liability Follow Form Excess



PRESIDENT

SECRETARY

ML-EFF-Dec-0312


LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

POLICY TERMS

Relying upon the completeness and accuracy of the statements and disclosures in the application for this Policy and upon all other information provided to the **Insurer**, in consideration of the payment of the premium of this Policy, the **Insurer** agrees as follows:

1. **Incorporation of Primary Policy**: This Policy incorporates by reference the insuring clauses, warranties, definitions, terms, conditions, exclusions and other provisions contained in the **Primary Policy** and as described in the materials submitted to the **Insurer** in connection with the application for this Policy except as regards the premium, the limit of liability, the policy period, and except as otherwise provided herein. Any changes to the **Primary Policy** shall not be binding on the **Insurer** unless specifically endorsed hereon.

2. **Definitions**: The following terms, whenever printed in **boldface** type in this Policy, shall have the meanings indicated below.

    2.1. **"Insurer"** means the entity issuing this Policy as named on the Declarations.

    2.2. **"Named Insured"** means the entity identified in Item 1 of the Declarations.

    2.3. **"Primary Policy"** means the policy identified in Item 4.(A) of the Declarations.

    2.4. **"Underlying Limit of Liability"** means the combined limits of liability of the **Underlying Policies**, less any reduction or exhaustion of the limits of liability due to payment of loss under those policies.

    2.5. **"Underlying Policies"** means the policies identified in Items 4.(A) and 4.(B) of the Declarations.

3. **Limit of Liability**: The **Insurer** will pay 100 percent of loss in excess of both the **Underlying Limit of Liability** plus the applicable retention or deductible under the **Primary Policy**, up to the Limit of Liability stated in Item 3 of the Declarations. The **Insurer's** maximum Liability under this Policy for loss shall be the amount shown in Item 3 of the Declarations. In the event the Limit of Liability stated in Item 3 of the Declarations is exhausted by payment of loss, any and all obligations of the **Insurer,** hereunder, shall be deemed to be completely fulfilled and extinguished.

4. **Maintenance of Underlying Policies**: It is a condition precedent to the coverage afforded under this Policy that the Insureds maintain the **Underlying Policies** with retentions/ deductibles, participation/co-insurance and limits of liability (subject to reduction or exhaustion as a result of loss payments), as set forth in Items 4.(A) and 4.(B) of the Declarations.

Except as provided in paragraph 4.1., this Policy only provides coverage when the **Underlying Limit of Liability** is exhausted by reason of the Insurers of the **Underlying Policies** paying or being held liable to pay, in legal currency, the full amount of the **Underlying Limit of Liability** as a loss.

    4.1 In the event that one or more of the insurers under the **Underlying Policies** fails to pay a loss in connection with any claim covered under the **Underlying Policies** as a result of the insolvency, bankruptcy or liquidation of said insurer, then the Insureds shall be deemed self-insured for the amount of the limit of liability of said insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

5. **Reduction or Exhaustion**: In the event of the reduction of the **Underlying Limits of Liability** by reason of payment of loss, this Policy shall pay excess of the reduced limits. In the event of exhaustion of the **Underlying Policies**, this Policy shall continue in force as primary insurance. However, this Policy shall only pay excess of the retention or deductible applicable to the **Primary Policy**, which shall be applied to any subsequent loss in the same manner as specified in the **Primary Policy**.



5.1   If any **Underlying Policies** bear an effective date which is prior to the Policy inception date, and any such insurance becomes exhausted or impaired by payment of loss, with respect to any claim which shall be deemed to be made prior to the Policy inception date, then with respect to any claim made after the Policy inception date, the insureds shall be deemed to be self-insured for the amount of any such **Underlying Policies** which are exhausted or impaired by payment of such loss with respect to such claim made prior to the Policy inception date.

6.   **Defense and Settlement**: The Insureds shall not admit liability for, offer to settle, settle any claim or incur costs of defense, where the liability, settlement and/or costs of defense are reasonably likely to involve the limit of liability of this Policy, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld.

7.   **Notice of Claim**: The Insureds shall give the **Insurer** notice of any claim in the same manner required by the terms and conditions of the **Primary Policy** and shall give the **Insurer** such information and cooperation as it may reasonably require. Notices to the **Insurer** shall be sent via express mail to:


Liberty Mutual Insurance
ATTN: Financial Lines Claims Department
28 Liberty Street, 5th Floor
New York, NY 10005
Email Address: FinancialLinesClaims@libertymutual.com


Such notice shall be effective on the date of receipt by the **Insurer** at the above address.

8.   **Policy Termination**: This Policy may be cancelled in the same manner as provided by the terms and conditions of the **Primary Policy**.

9.   **Subrogation**: If any payment is made hereunder, the **Insurer** will act in concert with all other interests concerned (including those of the Insureds) in the exercise of rights of recovery against any person or other entity. If any amounts are recovered, they shall be apportioned as follows:

a.   Any interests (including those of the Insureds) that paid an amount by or on behalf of the Insureds over and above any payment made by the **Insurer** under this Policy shall be reimbursed first up to the amount paid by them;

b.   then, the **Insurer** shall be reimbursed out of any balance remaining, up to the amount paid, and;

c.   then, the interests (including those of the Insureds) of which this coverage is in excess are entitled to claim the residual, if any.

10.   **Assignment**: Assignment of interest under this Policy shall not bind the **Insurer** unless its consent is endorsed hereon.

11.   **Conformity to Statute**: Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

12.   **Entire Agreement**: By acceptance of this Policy, the Insureds and the **Insurer** agree that this Policy, including the Declarations, the application and any written endorsements attached hereto, constitute the entire agreement between the parties.

13.   **Representation by the Named Insured**: The **Named Insured** shall act on behalf of all the Insureds for all purposes including, but not limited to, the negotiation and purchase of this Policy, the giving and receiving of all notices and correspondence, the cancellation or nonrenewal of this Policy, the payment of premiums, and the receipt of any return premiums that may be due under this Policy.

14.   **Mutual Policy Conditions**: This Policy is nonassessable. The **Named Insured** is a member of the **Insurer's** company and shall participate to the extent and upon the conditions fixed and determined by the board of directors in accordance with the provisions of law, in the distribution of dividends so fixed and determined.

In Witness Whereof, the **Insurer** has caused this Policy to be executed and attested, but this Policy shall not be valid unless countersigned on the Declarations Page by a duly authorized agent of the **Insurer**.


PRESIDENT

SECRETARY

Management Liability and Professional Liability Follow Form Excess



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

SCHEDULE OF ENDORSEMENTS

ML-EFF-Dec-0312 - Declarations
EFF-POL-0510 - Excess Policy Form
1. ADM-OFAC-0520 - Sanction Limitation and Exclusion Clause
2. EFF-E039-0511 - Quota Share Endorsement
3. EXC.END.049 (0913) Tie-In Limits
4. LMICNOTICE001-1009 Notice Of Membership In Liberty Mutual Holding Company Inc. and Notice Of Annual Meeting



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

ENDORSEMENT NO. 1

Effective Date:	July 01, 2025
Policy Number:	FI4NAB095D006
Issued To:	Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SANCTION LIMITATION AND EXCLUSION CLAUSE

No Insurer shall be deemed to provide cover and no Insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

Management Liability and Professional Liability Follow Form Excess



LIBERTY MUTUAL INSURANCE COMPANY
A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

ENDORSEMENT NO. 2

Effective Date:	July 01, 2025
Policy Number:	FI4NAB095D006
Issued To:	Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

It is agreed that this Policy is issued on a quota share basis, whereby the **Insurer** shall be liable solely for the portion of the Limit of Liability set forth in **Item 3** of the Declarations. The remaining portion of said Limit of Liability shall be borne by the following insurers in the proportions set forth below:

Insurer	Limit of Liability	Percentage	Policy Number
Mosaic Syndicate Services Limited	$5,000,000	10%	13016P25
Liberty Mutual Insurance Company	$5,000,000	10%	FI4NAB095D006
XL Specialty Insurance Company	$5,000,000	10%	ELU204425-25
Everest National Insurance Company	$7,000,000	14%	FL5FD00012-251
U.S. Specialty Insurance Company	$8,000,000	16%	24-MGU-25-A60818
Twin City Fire Insurance Co.	$10,000,000	20%	08 FI 0252161-25
Freedom Specialty Insurance Company	$10,000,000	20%	XJO2508785

The **Insurer's** liability under this Policy shall be several and not joint with said other insurer's. Under no circumstances shall the **Insurer** be liable for an amount in excess of its proportionate share, 10**%**, of the total covered loss incurred by the **Insured**.

All other terms, conditions, and exclusions of this Policy remain unchanged.



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company

175 Berkeley Street, Boston, MA 02116

Toll-free number: 1-800-677-9163

ENDORSEMENT NO. 3

Effective Date:	July 01, 2025
Policy Number:	FI4NAB095D006
Issued To:	Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN LIMITS

It is hereby understood and agreed as follows:

Any payment of Loss under this Policy shall serve to reduce the Limit of Liability under Policy Number IA7NAB0949006. Any payment of Loss under Policy Number IA7NAB0949006 shall serve to reduce the Limit of Liability of this Policy. It is understood and agreed that only one Limit of Liability shall apply to any Loss that may be insured by this Policy and Policy Number IA7NAB0949006 and in no event will the Limit of Liability of this Policy and the Limit of Liability of Policy Number IA7NAB0949006 apply in the aggregate to any Loss arising from a Wrongful Act or Related Wrongful Acts.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

NOTICE OF MEMBERSHIP IN LIBERTY MUTUAL HOLDING COMPANY INC. AND NOTICE OF ANNUAL MEETING

Liberty Mutual Insurance Company is a Massachusetts stock insurance company subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Insurance is provided by Liberty Mutual Insurance Company. The named insured first named in the declarations is a member of Liberty Mutual Holding Company Inc.

As a member of Liberty Mutual Holding Company Inc., the named insured first named is entitled, among other things, to vote either in person or by proxy at the annual meeting or special meetings of said company. The Annual Meeting of Liberty Mutual Holding Company Inc. is at its offices located at 175 Berkeley Street, Boston, Massachusetts, on the second Wednesday in April each year at ten o'clock in the morning.

Members of Liberty Mutual Holding Company Inc. may request a copy of the company's annual financial statement, which are posted on Liberty Mutual's website at www.libertymutual.com, by writing to Liberty Mutual Holding Company Inc., 175 Berkeley Street, Boston, Massachusetts 02116, Attention: Corporate Secretary.

Liberty Mutual Group California Privacy Notice
Commercial Lines (excluding Workers' Compensation)
(Effective January 1, 2023)

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather, use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to libertymutual.com/privacy to review the applicable Liberty Mutual privacy notice.

What Personal Data Do We Collect?

The types of personal data we gather and share depend on both the product and your relationship to us. For example, we may gather different data if you are a claimant reporting an injury than if you want a quote for commercial property insurance. The data we gather can include your Social Security Number, income, transaction data such as account balances and payment history, and data from consumer reports. It may also include data gathered in connection with our provision of insurance services, when you apply for such services, or resulting from other contacts with you. It may also include:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal data**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial data, precise geolocation, medical data, or health insurance data;
- **Protected classification characteristics described in California Civil Code § 1798.80(e)**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records, and loss history information, health data, or criminal convictions;
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data; and
- **Sensitive Data** as defined under the California Privacy Rights Act when used to infer characteristics of an individual.

For information about the types of personal data we have collected in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

Version 3.0 (last updated November 2022)

How do you gather my data?

We gather your personal data **directly from you**. For example, you provide us with data when you:	We also gather your personal data **from other people**. For example:
▪ ask about or buy insurance, or file a claim	▪ your insurance agent or broker
▪ pay your policy	▪ your employer, association or business (if you are insured through them)
▪ visit our websites, call us, or visit our office	▪ our affiliates or other insurance companies about your transactions with them
	▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property
	▪ other public directories and sources
	▪ third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register, or in the event of a claim, third parties including other parties to the claim witnesses, experts, loss adjusters and claim handlers
	▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data

Organizations that share data with us may keep it and disclose it to others as permitted by law. For data about how we have gathered personal data in the past twelve months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Do We Use Your Personal Data?

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. We may use your data and the data of our former customers for our business and other compatible purposes. Our business purposes include, for example:

<u>Business Purpose</u>	<u>Data Categories</u>	<u>Do we share or sell your information as defined by CPRA</u>
Market, sell and provide insurance. This includes, for example: • calculating your premium; • determining your eligibility for a quote; • confirming your identity and servicing your policy;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information	▪ No

Version 3.0 (last updated November 2022)

	▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Manage your claim. This includes, for example: ▪ managing your claim, if any; ▪ conducting claims investigations; ▪ conducting medical examinations; ▪ conducting inspections, appraisals; ▪ providing roadside assistance; ▪ providing rental car replacement or repairs;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Day to Day Business and Insurance Operations. This includes, for example: ● creating, maintaining, customizing, and securing accounts; ● supporting day-to-day business and insurance related functions; ● doing internal research for technology and development; ● marketing, advertising and creating products and services; ● conducting audits related to a current contact with a consumer and other transactions; ● as described at or before the point of gathering personal data or with your authorization;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Security and Fraud Detection. This includes, for example: ▪ detecting security issues; ▪ protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities; ▪ managing risk and securing our systems, assets, infrastructure, and premises; ▪ help to ensure the safety and security of Liberty staff, assets, and resources, which may include physical and virtual	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.

access controls and access rights management; ▪ supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management;		
Regulatory and Legal Requirements. This includes for example: ▪ controls and access rights management; ▪ to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred; ▪ exercising and defending our legal rights and positions; ▪ to meet Liberty contract obligations; ▪ to respond to law enforcement requests as required by applicable law, court order, or governmental regulations; ▪ as otherwise permitted by law;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Improve Your Customer Experience and Our Products. This includes, for example: ● improve your customer experience, our products, and service; ● to provide support, personalize, and develop our website, products, and services; ● create and offer new products and services;	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Analytics to identify, understand, and manage our risks and products. This includes, for example: ● conducting analytics to better identify, understand, and manage risk and our products;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity	No.

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	- Professional or employment related information - Inferences drawn from other personal information; - Risk data - Claims data - Sensitive Data	
Customer service and technical support. This includes, for example: • answer questions and provide notifications; • provide customer and technical support.	- Identifiers - Personal Information - Commercial Information - Internet or other similar network activity - Professional or employment related information - Inferences drawn from other personal information - Risk data - Claims data	No.
Cross-Context Behavioral Advertising	- Identifiers - IP address - Internet or other similar network activity	We share this information with service providers such as search engines and social media platforms

Liberty Mutual will not collect additional categories of personal information or use the personal information we collected for materially unrelated, or incompatible purposes without updating our notice.

Do We Disclose Your Personal Data?

Liberty Mutual does not sell your personal data as defined by California law.

Liberty Mutual shares your personal data as disclosed above. The California privacy law defines sharing as "communicating orally, in writing, or by electronic or other means, a consumers personal information . . . to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration." This occurs when you visit the Liberty Mutual website. Cookies or pixels are deployed that then allow us to show you targeted advertisements when you visit other websites or social media platforms. You have the right to opt-out of this type of sharing and you may learn more about those rights at lmi.co/caprivacychoices.

This type of sharing is different from disclosing personal information to other entities to perform a service related to providing insurance or processing your claim. How we disclose data to these types of entities is set forth below.

Liberty Mutual may disclose personal data with affiliated and non-affiliated third parties, including:

- Liberty Mutual affiliates;
- Service Providers (such as auto repair facilities, towing companies, property inspectors, and independent adjusters);
- Insurance support organizations;
- Brokers and agents;
- Public entities (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- Consumer reporting agencies;
- Advisors including law firms, accountants, auditors, and tax advisors;
- Insurers, re-insurers, policy holders, and claimants;
- Group policyholders (for reporting claims data or an audit);
- A person, organization, affiliates or service providers conducting actuarial or research studies; and
- As permitted by law.

We may also disclose data with other companies that provide marketing services on our behalf or as part of a joint

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marketing agreement for products offered by Liberty Mutual. We will not disclose your personal data with others for their own marketing purposes.

We may also disclose data about our transactions (such as payment history) and experiences (such as claims made) with you to our affiliates.

Liberty Mutual may disclose the following categories of personal data as needed for business purposes:

Identifiers	Personal Data
Protected Classification Characteristics	Commercial Data
Internet or other similar network activity	Professional, employment, and education data
Inferences drawn from personal data	Risk Data
Claims Data	

For information about how we have shared personal information in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Long Does Liberty Mutual Retain Each Category of Personal Data?
We retain your information in accordance with our legal obligations, our records retention policies, or as otherwise permitted by law. For example, we may have a legal obligation to retain information relating to your policies or claims with us. We will delete your data once the legal obligation expires or after the period of time specified in our records retention policies. The period of retention is subject to our review and alteration.

How to Contact Us:
You can submit requests, seek additional information, or obtain a copy of our Privacy Notice in an alternative format by either:

Calling: 800-344-0197
Email: privacy@libertymutual.com
Online: www.libertymutualgroup.com/privacy-policy/data-request
lmi.co/caprivacychoices
Postal Address: Liberty Mutual Insurance Company
175 Berkeley St., 6th Floor
Boston, MA 02116
Attn: Privacy Office

Version 3.0 (last updated November 2022)



CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	B080113016P25
INSURED:	**Fidelity Equity and High Income Funds** and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	**c/o FMR LLC** **88 Black Falcon,** **First Floor, East Side, Suite 167,** **Mailzone V7E,** **Boston, MA 02210** **United States of America**
TYPE:	Insurance of: **Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	**From: 1 July 2025** **To: 1 July 2026** Both days at 12:01am local standard time at the principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE: B080113016P25

TYPE: Insurance of:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

INSURED: Fidelity Equity and High Income Funds and as or more fully defined in the Contract Wording.

PRINCIPAL ADDRESS: c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, 02210
United States of America

PERIOD OF INSURANCE: From: 1 July 2025

To: 1 July 2026

Both days at 12:01am local standard time at the principal address of the Insured

INTEREST: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

LIMIT OF LIABILITY: USD 5,000,000 any one loss/claim and in the aggregate for the period, part of USD 50,000,000 any one loss/claim and in the aggregate for the period

In excess of underlying contracts for:
USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

TERRITORIAL LIMITS: Worldwide

CONDITIONS: All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA5389 U.S. Terrorism Risk Insurance Act of 2002 as amended - New & Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

6. This contract contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Professional Policy, as attached

7. LMA 3100A Sanctions Limitation Clause

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

ficlaims@wtwco.com

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION: This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the LMA 5020A (07/04/25/) Service of Suit Clause (U.S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Lloyd's America, Inc.
Attention Legal Department
280 Park Avenue, East Tower, 25th Floor
New York, NY 10017

PREMIUM:

USD15,369 In full for USD 5,000,000 Order Hereon

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

PREMIUM PAYMENT TERMS:

Premium Payment Condition as follows:

LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2025**

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:

None

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:

None

RECORDING, TRANSMITTING AND STORING INFORMATION:

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113016P25

Item 1:	***Insured***:	Fidelity Equity and High Income Funds
	Principal Address:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 16 Mailzone V7E, Boston, MA 02210 United States of America
Item 2:	***Insurer(s):***	Lloyd's Syndicate: Mosaic Syndicate 1609
Item 3:	***Period of Insurance***:	From: 1 July 2025 To: 1 July 2026 Both days at 12:01am local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability***:	USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	In excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company.
Item 6:	***Premium***:	USD 15,369
	Taxes:	None
Item 7:	Notification(s) in accordance with clause 5 required to be addressed to:	Willis Towers Watson, FINEX Global - Claims Department, 51 Lime Street, London EC3M 7DQ United Kingdom.
Item 8:	Endorsements are as attached at issue of this ***Contract***.	
Item 9:	Additional premium required: Nil	

Item 10:   Addresses for complaints:

    (a)   For **_Insurers_** who are Lloyd's underwriters:

        Complaints
        Fidentia House
        Walter Burke Way
        Chatham Maritime
        Chatham
        Kent
        ME4 4RN

        Email: complaints@lloyds.com

        Tel: +44 (0)20 7327 5693

    (b)   For all other **_Insurers_**:

        Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the *Insured* having paid or agreed to pay the *Premium* and subject to all of the definitions, terms, conditions and limitations of this *Policy*, *Insurers* and the *Insured* agree as follows:

1.   Insuring Agreement

1.1   Except insofar as the express terms of this *Policy*:

(a)   make specific provision in respect of any matter for which specific provision is also made in the *Primary Policy*, in which case the express terms of this *Policy* shall prevail; or

(b)   make specific provision in respect of any matter for which no specific provision is made in the *Primary Policy*, in which case the express terms of this *Policy* shall apply;

this *Policy* shall take effect and operate in accordance with the terms of the *Primary Policy*.

1.2   Subject to the *Limit of Liability*, the *Insurers* shall pay to or on behalf of the *Insured* that proportion of *Loss* which exceeds the *Underlying Limit*.

1.3   Except as provided specifically to the contrary in this *Policy*, the *Insurers* shall have no liability to make payment for any *Loss* under this *Policy* until the *Underlying Limit* has been completely eroded by amounts which the insurers of the *Underlying Policy(ies)*:

(i)   shall have paid; or,

(ii)   shall have agreed to pay; or,

(iii)   shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

(a)   where, as part of any agreement to pay loss or liability (as applicable) under an *Underlying Policy*, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the *Insurers* will pay *Loss* under this *Policy* as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the *Insurers* shall pay *Loss* only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the *Loss* of the *Insured* would have exceeded the *Underlying Limit*.

(b)   where any insurer of an *Underlying Policy* is or becomes *Insolvent* with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the *Underlying Policy* is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i)   any other insurer participating on the relevant *Underlying Policy* pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or


(ii) the *Insured* establishes that the *Insurers* would be liable hereunder but for the *Insolvency*.

(c) *Insurers* will recognise the erosion of the *Underlying Limit* by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any *Underlying Policy* whether or not such cover is also provided by this *Policy*.

(d) where any *Underlying Policy* (other than the *Primary Policy*) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such *Underlying Policy* for some or all of any loss or liability (as applicable), such *Underlying Policy* shall, for the purposes of the operation of this *Policy*, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes *Loss*.

(e) *Insurers* will recognise the erosion of the *Underlying Limit* by the operation of one or more *Relevant Provisions*.

(f) Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the *Underlying Policies* do not pay loss forming part of the *Underlying Limit* and such unpaid loss is paid instead by or on behalf of the *Insured*, the *Insurers* will recognise the erosion of the *Underlying Limit* as a consequence of such payment.


2. Definitions

Wherever the following words and phrases appear in bold and italics in this *Policy* they shall have the meanings given to them below:

"*Claim*" or "*Circumstance*" shall mean "claim", "circumstance" or any other term by which the *Primary Policy* identifies matters potentially giving rise to payments thereunder in respect of *Loss*.

"*Insolvent"* or *"Insolvency*" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"*Insured*" shall mean those persons and organisations identified at Item 1 of the *Schedule* and all other persons and organisations as are insured or otherwise entitled to indemnity under the *Primary Policy*.

"*Insurers*" shall mean the insurers of this *Policy* identified at Item 2 of the *Schedule*.

"*Limit of Liability*" shall mean the sum(s) shown at Item 4 of the *Schedule* being the maximum sum(s) the *Insurers* are liable to pay under this *Policy* for all *Loss*, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the *Limit of Liability* unless expressly provided for at Item 4, notwithstanding that the *Primary Policy* may provide for one or more reinstatements.

"*Loss*" shall mean all and any amounts for which *Insurers* are liable to the *Insured* pursuant to the terms and conditions of this *Policy* and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this *Policy* shall be liable to pay as *Loss* all losses, costs, liabilities or damages and other expenses of the *Insured* as are covered by the *Primary Policy* of whatever nature and howsoever described by the *Primary Policy*. However, and notwithstanding any provision to the contrary in the *Primary*

Policy, the liability of the *Insurers* of this *Policy* to the *Insured* for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the *Limit of Liability*.

"*Period of Insurance*" shall mean the period set out at Item 3 of the *Schedule*.

"*Policy*" shall mean this insurance contract which includes any endorsements and schedules hereto.

"*Premium*" shall mean the sum shown at Item 6 of the *Schedule*.

"*Primary Limits*" shall mean the limits of liability of the *Primary Policy* applicable to any loss or liability (as applicable) as set out in Item 5(a) of the *Schedule*.

"*Primary Policy*" shall mean the policy identified at Item 5(a) of the *Schedule* or any policy(ies) issued in substitution thereof.

"*Relevant Provision*" shall mean any provision of an *Underlying Policy* which reduces the limit of liability of the *Underlying Policy* automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an *Underlying Policy* shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the *Insured* to pursue such insurance or indemnification prior to claiming under the *Underlying Policy* (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a *Relevant Provision*.

"*Schedule*" shall mean the schedule to this *Policy*.

"*Sublimit(s)*" shall mean any limit or limits of insurers' liability in the *Primary Policy* imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the *Primary Policy*.

"*Underlying Limit*" shall mean the cumulative total of the limits of liability of the insurer(s) of the *Underlying Policy(ies)* applicable to any loss or liability (as applicable) as set out in Item 5 of the *Schedule*.

"*Underlying Policy(ies)*" shall mean the policies listed at Item 5 of the *Schedule*.

3. Maintenance of the Underlying Policy(ies)

The *Primary Policy*, or any policies issued in substitution thereof, shall be maintained in full force and effect during the *Period of Insurance* save to the extent that it is eroded. This obligation shall cease to apply in the event that the *Primary Policy* is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an *Underlying Policy* other than the *Primary Policy* does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this *Policy* to have been maintained. The *Primary Policy* shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the *Limit of Liability*:

4.1 In the event of the reduction of the amount of indemnity available under any **Underlying Policy** by reason of partial erosion of the **Underlying Limit** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this **Policy** shall, subject to the **Limit of Liability** and to the other terms, conditions and limitations of this **Policy**, continue to be available to pay that proportion of **Loss** which exceeds the amount of indemnity remaining under the **Underlying Policy(ies)**.

4.2 In the event of there being no indemnity available under the **Underlying Policy(ies)** by reason of the complete erosion of the **Underlying Limit** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this **Policy** shall, subject to the **Limit of Liability** and to the other terms, conditions and limitations of this **Policy**, continue for subsequent **Loss** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any **Sublimit** specified in the **Primary Policy** shall apply under this **Policy** in respect of **Loss**.

5. Notification

Any notification to the **Primary Policy** of a **Claim** or **Circumstance** which is required to be given in accordance with the terms and conditions of the **Primary Policy** shall also be given to the **Insurers** in writing by way of the party identified at Item 7 of the **Schedule**. Such notice shall constitute notice to all **Insurers**.

6. Claims Participation

6.1 The **Insurers** shall have no liability to pay costs and expenses incurred by or on behalf of the **Insured** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the **Insured** for such a sum as will require payment by **Insurers** under this **Policy** unless the consent of the **Insurers** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This **Policy** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the **Primary Policy**. However, breach by the **Insured** of any obligation to pay premium in respect of the **Primary Policy** or in respect of any other of the **Underlying Policy(ies)** shall not entitle the **Insurers** to terminate or cancel this **Policy**.

8. Recoveries

Where, following payment of **Loss** by **Insurers**, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the **Insured** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this **Policy**, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the **Primary Policy**, the **Underlying Limit** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the **Insurers** to the extent of the amount(s) paid by them hereunder in respect of **Loss**; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the **Underlying Policies** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this **Policy** shall be construed as limiting or delaying the **Insured's** right to payment of any **Loss** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the **Primary Policy** shall apply in respect of this **Policy** unless and until agreed in writing by the **Insurers**.

10. Reporting Period

Where the terms of the **Primary Policy** provide:

(i)   the **Insured** with a period of time immediately following the policy period of the **Primary Policy** during which notice may be given to the insurers of the **Primary Policy** of any **Claims** or **Circumstances**; and/or,

(ii)   the right to purchase such a period,

then the **Insured** shall have the same period and/or right under this **Policy** in the same manner and on the same terms as those provided for in the **Primary Policy** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the **Schedule**.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

12. Complaints

The **Insurers** aim to provide a high standard at all times but if the **Insured** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the **Schedule**.

In respect of **Insurers** other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5389

09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I.   Under any Liability Coverage, to injury, sickness, disease, death or destruction

    (a)   with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

    (b)   resulting from the hazardous properties of nuclear material and with respect to which
(1)   any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II.   Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III.   Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

    (a)   the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

    (b)   the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

    (c)   the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"**hazardous properties**" include radioactive, toxic or explosive properties; "**nuclear material**" means source material, special nuclear material or by-product material; "**source material**", "**special nuclear material**", and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "**spent fuel**" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "**waste**" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "**nuclear facility**" means

(a)   any nuclear reactor,

(b)   any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c)   any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)   any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "**nuclear reactor**" means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "**injury**" or "**destruction**" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

<u>**U.S.A.**</u>

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited

TIE-IN OF LIMITS ENDORSEMENT

Tie-in of limits between this Fidelity Equity and High Income Funds Professional Policy and the Fidelity Equity and High Income Funds Bond Policy.

SANCTIONS LIMITATION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100A
5 October 2023

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the (Re)Insured, will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon:

> Lloyd's America, Inc.
> Attention: Legal Department
> 280 Park Avenue, East Tower, 25th Floor
> New York,
> NY 10017
> United States of America

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and Underwriters will abide by the final decision of such Court in respect of that suit, or of any Appellate Court in the event of an appeal.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or their successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the (Re)insured or any beneficiary hereunder arising out of this (re)insurance, and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

This Service of Suit Clause will not be read to conflict with or override the obligations of the parties to arbitrate their disputes, if applicable, as provided for in any arbitration provision within this (re)insurance. Where there is an arbitration provision within this (re)insurance, the provisions of this Clause shall operate as an aid to compelling or enforcing such arbitration or arbitral award only and not as an alternative to any arbitration provision for resolving disputes arising out of this (re)insurance.

LMA5020A

07/04/2025

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2025**.

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2025** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 5,000,000 part of USD 50,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

<u>INFORMATION</u>

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing December 2024
- Fidelity Funds - AUM YoY Comparison

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

<u>Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the United Kingdom):</u>

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's

syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 5,000,000 part of USD 50,000,000

BASIS OF WRITTEN   Percentage of Whole.
LINES: NMA 2419 – Lines Clause as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)   in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b)   the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

**WRITTEN LINES**

**MODE OF EXECUTION CLAUSE**

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

b. a unique authorisation provided via a secure electronic trading platform

c. a timed and dated authorisation provided via an electronic message/system;

d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

<table>
<tr><td>

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.
</td></tr>
</table>

UMR: B080113016P25
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written %   Signed and Dated Stamp
**Incorporating Underwriting Reference**

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	
Premium: for 100% for the **policy period** **Brokerage:** % **SMB:** %	**Details of variation(s) to the contract applying to the above Insurer only:** **Premium:** for 100% for the **policy period** **Brokerage:** % **SMB:** %

WRITTEN LINES

<u>MODE OF EXECUTION CLAUSE</u>

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

b. a unique authorisation provided via a secure electronic trading platform

c. a timed and dated authorisation provided via an electronic message/system;

d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113016P25
Insured: Fidelity Equity and High Income Funds
Written %   **Signed and Dated Stamp**
                Incorporating Underwriting Reference

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	
	Details of variation(s) to the contract applying to the above Insurer only:
Premium: **for 100% for the policy period**	
Brokerage: %	**Premium:** **for 100% for the policy period**
SMB: %	**Brokerage:** %
	SMB: %

Willis Limited

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Mosaic Syndicate Services Limited 1609

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A.   In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

      i.   Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

      ii.   any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

      iii.   It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B.   In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

      i.   It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

      ii.   Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no

further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

    i.   The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not

applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1 Single Claims Agreement Party

1.1 Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2 Exceptions

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in

regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP**

Claim and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4   Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5   Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3.   Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1   any new claim or circumstance assigned as a **SCAP Claim**;

3.2   any recommended reserve or reserves for a **SCAP Claim**;

3.3   any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4   any change in the assignment of a **SCAP Claim**;

3.5   the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6   the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7   any receipt of a complaint against (re)insurers;

3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9 where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be

agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6   Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7   Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1   The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2   The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3   If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4   All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS

Fast Track Arbitration Rules. The seat of arbitration shall be London.

8   Limitation of Liability

8.1   The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2   If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3   A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4   Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5   Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect of which it would be unlawful to exclude or restrict liability.

9   Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the

Subscribing (Re)Insurers submit to the exclusive jurisdiction of the Courts of England and Wales.

10   Exclusions

10.1   The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

      10.1.1   Binding Authorities;

      10.1.2   Proportional & Quota Share Treaties.

10.2   The following forms of settlement are excluded from these Arrangements:

      10.2.1   ex gratia payments of any kind;

      10.2.2   commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:
- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a

single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd's syndicate has the largest signed line and, in the event of there being more than one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION:

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services

performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE: 30 August 2025

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1)   the inception date of the risk or

2)   the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

BUREAUX ARRANGEMENTS: **Premium Processing Clause**

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this

contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)   the date of receipt by Willis Limited for premiums
b)   the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

•   issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

| **NON-BUREAUX ARRANGEMENTS:** | Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited. |

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)   the date of receipt by Willis Limited for premiums
b)   the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):

None.

As shown under TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT as stated in the RISK DETAILS section of the contract, otherwise it is the responsibility of each subscribing insurer to discharge their relevant tax obligations.

COUNTRY OF ORIGIN:

United States of America

REGULATORY RISK LOCATION:

United States of America

OVERSEAS BROKER:

Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
United States of America

SURPLUS LINES BROKER:

Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
United States of America
Surplus Lines License Number: 953698

US CLASSIFICATION:

US Surplus Lines

STATE OF FILING:

Massachusetts

ALLOCATION OF PREMIUM TO CODING:

BB (Crime) – 99%

7T- 1%

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

REGULATORY CLIENT CLASSIFICATION:

Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:   Yes

TOTAL BROKERAGE: Nil

OTHER DEDUCTIONS FROM PREMIUM :   Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113016P25

Date contract printed to PDF: 12:47 01 July 2025

SIGNED UNDERWRITERS

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe　　　　**Slip Leader**

⚓ **MOS 7760**

100%
Written

| P | F | I | 2 | 1 | 7 | 3 | 5 | 2 | 5 | A | A | | | |

Excess Rnwl CMW
BB

| P | F | I | 2 | 1 | 7 | 3 | 5 | 2 | 5 | A | A | | | |

Excess Rnwl CMW
7T

100%
Signed

17:24 30 June 2025
Mosaic Syndicate Services Limited 7760 WEF: 01/01/2025 FI S1 - All underwriters as per LPSO Registered No 7760 https://tiny.one/PPL9000
Christopher Webb
Bound

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date:	30 August 2025
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe

Non-Bureau Leader

Christopher Webb

 

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

July 23, 2025

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Equity and High Income Funds
     Excess Bond Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Equity and High Income Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

rf

Policy Number: **ELU204425-25**
Renewal of Number: ELU197865-24

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Regulatory Office
505 Eagleview Blvd. Suite 100
Dept: Regulatory
Exton, PA 19341-1120
Telephone: 800-688-1840

Executive Offices
677 Washington Blvd.
10th Floor, Suite 1000
Stamford, CT 06901
Telephone: 877-953-2636

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. Name and Mailing Address of Insured Entity:

Fidelity Equity and High Income Funds
c/o FMR LLC, 88 Black Falcon
First Floor East Side Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. Policy Period: **From:** July 01, 2025 **To:** July 01, 2026

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. Limit of Liability:
$5,000,000
Part of
$50,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. Schedule of Underlying Insurance:

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000
(b)	Underlying Excess Policy	Federal Insurance Company	82484869	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-581-74-74	$10,000,000
		ICI Mutual Insurance Company	87153125B	$10,000,000
		Allied World Assurance Company, AG	C014840/015	$10,000,000
		QBE Insurance Corporation	130005116	$10,000,000
		Travelers Casualty and Surety Company of America	106547262	$10,000,000
		Continental Casualty Company	287042220	$10,000,000
		Starr Indemnity & Liability Company	1000059071251	$10,000,000

	AXIS Insurance Company	P-001-000158021-06	$5,000,000
	Zurich American Insurance Company	FIB-0456717-02	$10,000,000
	Ironshore Indemnity Inc	FI4NAB095D006	$5,000,000 p/o $50,000,000
	Everest National Insurance Company	FL5FD00012-251	$7,000,000 p/o $50,000,000
	Lloyds of London	13016P25	$5,000,000 p/o $50,000,000
	US Specialty Insurance Company	24-MGU-25-A60818	$8,000,000 p/o $50,000,000
	Twin City Fire Insurance Company	08 FI 0252161-25	$10,000,000 p/o $50,000,000
	National Casualty Company	XJO2508785	$10,000,000 p/o $50,000,000

Item 5.   **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6.   **Premium:**

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$15,589.00

Item 7.   **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14   XS 80 07 12 14   XL 80 23 07 02

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

IL MP 9104 0124 XLS

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the United States of America, the European Union or the United Kingdom.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1   **Effective: July 01, 2025**
Named Insured: Fidelity Equity and High Income **12:01 A.M. Standard Time**
Funds
Policy No.: ELU204425-25   **Insurer: XL Specialty Insurance Company**

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1)   It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2)   It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy.   The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU204425-25

Effective: July 01, 2025
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the "Other Policy(ies)"):

Other Policy(ies)

Excess Liability Policy (Mutual Funds, $5M po $50M x $100M), Policy No. ELU204419-25, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1)   Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2)   Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3)   If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $ <amount> any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I.   INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II.   DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III.   RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV.   LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V.   NOTICE, ALTERATION, AND TERMINATION

(A)   Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B)   No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C)   This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

EXCESS FOLLOW-FORM BOND DECLARATIONS
THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

EVEREST REINSURANCE COMPANY
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

BOND NUMBER: FL5FD00012-251   RENEWAL OF: FL5FD00012-241

PRODUCER NAME: Willis of MA, Inc.
                         Willis Americas Administration, Inc
          ADDRESS: Three Copley Place
                         Boston, MA 02116

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

ITEM 1.   NAMED INSURED: Fidelity Equity and High Income Funds

                ADDRESS: c/o FMR LLC
                                      88 Black Falcon Ave, First Floor, East Side, Suite 167
                                      Boston, MA 02210

ITEM 2:   BOND PERIOD: FROM July 1, 2025 TO July 1, 2026
                12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3.   AGGREGATE LIMIT OF LIABILITY: $ 7,000,000

                EXCESS OF: $ 100,000,000

ITEM 4.   SINGLE LOSS LIMIT OF LIABILITY: $ 7,000,000

ITEM 5.   UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)

          A. PRIMARY BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	07/01/2024-07/01/2025	$0	$10,000,000

B. UNDERLYING

Bond Issuer	Bond Period	Single Loss Limit	Aggregate Limit
ACE American Insurance Company	07/01/2025-07/01/2026	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	07/01/2025-07/01/2026	$10,000,000	$20,000,000
ICI Mutual Insurance Company	07/01/2025-07/01/2026	$15,000,000	$30,000,000
Allied World Assurance Company, Ltd.	07/01/2025-07/01/2026	$15,000,000	$40,000,000
QBE Insurance Corporation	07/01/2025-07/01/2026	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	07/01/2025-07/01/2026	$10,000,000	$60,000,000
Continental Casualty Company	07/01/2025-07/01/2026	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	07/01/2025-07/01/2026	$10,000,000	$80,000,000
AXIS Insurance Company	07/01/2025-07/01/2026	$5,000,000	$90,000,000
Zurich American Insurance Company	07/01/2025-07/01/2026	$5,000,000	$95,000,000

C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND): $100,000,000

ITEM 6. BOND PREMIUM: $23,450

ITEM 7. RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:

Rider	Rider Number
Absolute Tie-In Limit	EFI 03 21 06 09
Additional Conditions Endorsement	EFI (E) CWM011A-1 0717
U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice To Policyholders	IL P 001 01 04
Advisory Notice Regarding Trade Or Economic Sanctions	EIL CWN010A-1 1020

THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.

COUNTERSIGNED July 1, 2025 BY [signature]

DATE Authorized Representative

EXCESS FOLLOW-FORM BOND

**THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.
PLEASE READ THE ENTIRE POLICY CAREFULLY.**

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the "Insureds". The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the "Insureds" and it is agreed by and among the "Insureds" and us that the particulars and statements contained in the information furnished to us or to the issuers of any "Underlying Bond" in connection with underwriting this bond or any "Underlying Bond", including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the "Insurer" and the "Insureds" agree as follows:

SECTION I – INSURING AGREEMENT

We will provide the "Insured" with coverage in excess of the "Underlying Bond" for loss covered during the "Bond Period." It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the "Underlying Bond" have paid the full amounts of the applicable limits of insurance of the "Underlying Bond", and any applicable retention under the "Primary Bond" has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the "Primary Bond".

SECTION II - LIMIT OF LIABILITY

A.   Aggregate Limit of Liability

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

B.   Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability under Paragraph **A**. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4**. of the Declarations.

SECTION III – DEFINITIONS

A. "Bond Period" means the period of time identified under **Item 2.** of the Declarations.

B. "Insured" means the "Named Insured" and other entities and persons insured under the "Primary Bond".

C. "Named Insured" means the entity or person designated under **Item 1.** of the Declarations.

D. "Primary Bond" means the bond designated under **Item 5.A**. of the Declarations.

E. "Underlying Bond" means all those bonds scheduled under **Item 5.A.** and **Item 5.B**. of the Declarations.

SECTION IV – CONDITIONS

A.   Maintenance of Limit of Liability of Underlying Bond

The "Underlying Bond(s)" shall be maintained during the "Bond Period" in full force and effect, except for any reduction of the limits of liability of the "Underlying Bond" due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.   Exhaustion of Limit of Liability of Underlying Bond

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial

impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

C. Changes to Underlying Bond

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

D. Bond Cancellation

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.

3. The bond period will end on the day and hour stated in the cancellation notice.

4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5. If you cancel, earned premium will be calculated based on short rate tables.

6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

E. Underlying Bond Cancellation

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

F.   Notice of Loss

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:


Everest Reinsurance Company
Warren Corporate Center
100 Everest Way
Warren, NJ 07059


G. Claim Participation

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

IN WITNESS

IN WITNESS WHEREOF, this policy is signed by officer of the Company shown on the declarations page of this policy.

For: Everest National Insurance Company

_____
  President

_____
  Secretary

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN LIMIT

Named Insured: Fidelity Equity and High Income Funds

Endorsement No.: 1

Policy No.: FL5FD00012-251

Effective date of Endorsement: 07/01/2025

Issuing Company: Everest Reinsurance Company

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

Insurer	Named Insured	Type of Policy	Policy No.	Policy Period
Everest National Insurance Company	Fidelity Equity and High Income Funds	Excess E&O	FL5EX00305-251	07/01/2025-07/01/2026

All other terms, conditions and exclusions of this Bond remain unchanged.

Authorized Representative

ADDITIONAL CONDITIONS ENDORSEMENT

Named Insured: Fidelity Equity and High Income Funds   Endorsement No.: 2

Policy No.: FL5FD00012-251   Effective date of Endorsement: 07/01/2025

Issuing Company: Everest Reinsurance Company

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding any other policy term to the contrary, in the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to clarify, expand, or broaden coverage, the Insured shall notify the Insurer of such amendment as soon as practicable. This policy shall follow the terms and conditions of such modification subject to the Insurer's written consent (not to be unreasonably withheld), and the payment of any additional premiums which may be required. The failure of the Insureds to notify the Insurer of such modifications shall not invalidate coverage under this policy; provided, however, that the Insurer shall not be liable to a greater extent than it would have been has no such modification been made. In the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to limit or restrict coverage, no notification to the Insurer shall be required, and this Policy shall automatically follow such modification.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
Authorized Representative

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

ADVISORY NOTICE REGARDING
TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control.

Please read this Notice carefully.

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MGU-25-A60818   RENEWAL OF: 24-MGU-24-A58955

ITEM 1.   **INSURED:**   Fidelity Equity and High Income Funds
c/o FMR LLC
88 Black Falcon First Floor, East Side, Suite 167,
Mailzone V7E
Boston, MA 02210

ITEM 2.   **POLICY PERIOD**:
        (a)   Inception Date: 7/1/2025
        (b)   Expiration Date: 7/1/2026
        at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3.   **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4.   **SCHEDULE OF UNDERLYING INSURANCE:**
See Attached Schedule of Underlying Insurance.

ITEM 5.   **PREMIUM**: $24,941.00

ITEM 6.   **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

Street Address:	Facsimile Number:	E-mail Address:
Tokio Marine HCC – D&O Group	(860) 676-1737	usclaims@tmhcc.com
8 Forest Park Drive		
Farmington, CT 06032		
Attn: Claims Manager		

ITEM 7.   **ENDORSEMENTS ATTACHED AT ISSUANCE**
3116E-MA 994-911 994-917 994-980 994-9022 994-9036 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

    Secretary   President   Authorized Representative

Date: August 26, 2025   USSIC 993 (04/2002)

U.S. SPECIALTY INSURANCE COMPANY

ENDORSEMENT NUMBER: 1

MASSACHUSETTS AMENDATORY ENDORSEMENT

This Endorsement, effective at 12:01 a.m. on 7/1/2025, forms part of Policy No. 24-MGU-25-A60818, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company:

In consideration of the premium charged, it is agreed that:

(1)   The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

        In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2)   The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

        IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

        Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MGU-25-A60818, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)   For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MGU-25-A60819 issued by the Insurer (or an affiliate of the Insurer).

(2)   Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000 part of $50,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3)   Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:_____
                    Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MGU-25-A60818, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of
Underlying Insurance on the Declarations page is amended to read as follows:

	Insurer	**Policy Number**	**Limits**
Primary	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000
1st Excess	Federal Insurance Company	82484869	$10,000,000
2nd Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-581-74-74	$10,000,000
3rd Excess	ICI Mutual Insurance Company	87153325B	$10,000,000
4th Excess	Allied World Assurance Company, AG	C014840/015	$10,000,000
5th Excess	QBE Insurance Corporation	130005116	$10,000,000
6th Excess	Travelers Casualty and Surety Company of America	106547262	$10,000,000
7th Excess	Continental Casualty Company	287042220	$10,000,000
8th Excess	Starr Indemnity & Liability Company	1000059071251	$10,000,000
9th Excess	AXIS Insurance Company	P-001-000158021-06	$ 5,000,000
10th Excess	Zurich American Insurance Company	FIB 0456717-02	$ 5,000,000

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

Insurer	**Policy Number**	**Policy Limits**
Everest Reinsurance Company	FL5FD00012-251	$ 7,000,000
Liberty Mutual Insurance Company	FI4NAB095D006	$ 5,000,000
Lloyd's of London	13016P25	$ 5,000,000
National Casualty Company	XJO2508785	$10,000,000
Twin City Fire Insurance Company	08 FI 0252161-25	$10,000,000
XL Specialty Insurance Company	ELU204425-25	$ 5,000,000

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited
to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective
with the Policy.

Effective date of this endorsement:

By: _____
    Attorney-in-Fact

ENDORSEMENT NUMBER: 4

AMEND SETTLEMENT PROVISION

To be attached to and made a part of Policy No. 24-MGU-25-A60818, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V.   SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: _____
                Attorney-in-Fact

ENDORSEMENT NUMBER: 5

AMEND INSURING AGREEMENT

To be attached to and made a part of Policy No. 24-MGU-25-A60818, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section I of this Policy is deleted and replaced with the following:

I.   INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the **Primary Policy**, subject to any more restrictive provisions of the other **Underlying Insurance**, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:_____
                Attorney-in-Fact

ENDORSEMENT NUMBER: 6

**DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE)
AND AMEND SECTION IX (POLICY TERMINATION)**

To be attached to and made a part of Policy No. 24-MGU-25-A60818, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)   Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is
        intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to
        give the Insurer written notice as soon as practicable of any cancellation of **Underlying
        Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer
        shall not be liable under this Policy earlier or to any greater extent than it would have been had the
        policy of **Underlying Insurance** not been cancelled.

(2)   The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and
        replaced with the following:

        The Insurer shall not be liable under this Policy earlier or to any greater extent than it would
        have been if the **Insureds** had complied with this condition.

(3)   The following paragraph is added to Section IX:

        This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer
        may cancel this Policy for non-payment of premium by sending not less than 10 days notice
        of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last
        known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective
with the Policy.

        Effective date of this endorsement:

                              By:_____
                                        Attorney-in-Fact

ENDORSEMENT NUMBER: 7

TREATMENT OF PAYMENTS AS
REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MGU-25-A60818, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement:

  (a) **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

  (b) **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2) Notwithstanding anything in the Policy to the contrary:

  (a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

  (b) If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

    (i) promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

    (ii) advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have

been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:_____
                    Attorney-in-Fact

ENDORSEMENT NUMBER: 8

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MGU-25-A60818, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2019 (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:_____
Attorney-in-Fact

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

Excess Indemnity Policy



D&O Group
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900   facsimile 860 676 1737

U.S. SPECIALTY INSURANCE COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I.   INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II.   PRIMARY AND UNDERLYING INSURANCE

A.   Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B.   Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C.   Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III.   DEFINITIONS

A.   **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B.   **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C.   **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

        D.   **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV.   LIMITS OF LIABILITY

        A.   The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

        B.   In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

        C.   In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V.   SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI.   CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII.   SUBROGATION AND RECOVERIES

        A.   In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

        B.   Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII.   NOTICES

        A.   If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

        B.   The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

      1.   the cancellation of any **Underlying Insurance**, or

      2.   any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX.   POLICY TERMINATION

    A.   This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

    B.   The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X.   CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI.   AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII.   NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary   President



Policy Number: 08 FI 0252161-25

THE HARTFORD PREMIER EXCESS℠
FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE SUITE 167, MAILZONE V7E BOSTON, MA 02110	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 10 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2025 to 12:01 a.m. on 07/01/2026 (local time at the address shown in **Item 1.**)

Item 3: **Limit of Liability each Policy Period:**

Single Loss Limit of Liability:	$10,000,000
Aggregate Limit of Liability:	$10,000,000

Item 4: Premium: $31,170

Item 5: Followed Policy:

Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY

Policy Number: 47-EPF-315882-05

Item 6: Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

Item 7. Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-05	$10,000,000	$10,000,000
WESTCHESTER FIRE INSURANCE COMPANY	82484869	$10,000,000 Excess of $10,000,000	$10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-581-74-74	$10,000,000 Excess of $20,000,000	$10,000,000
ICI MUTUAL INSURANCE COMPANY	87153325B	$10,000,000 Excess of $30,000,000	$10,000,000
ALLIED WORLD INSURANCE COMPANY	C014840/015	$10,000,000 Excess of $40,000,000	$10,000,000
QBE INSURANCE CORPORATION	130005116	$10,000,000 Excess of $50,000,000	$10,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000 Excess of $60,000,000	$10,000,000
CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000 Excess of $70,000,000	$10,000,000
STARR INDEMNITY AND LIABILITY COMPANY	1000059071251	$10,000,000 Excess of $80,000,000	$10,000,000
AXIS INSURANCE COMPANY	P-001-000158021-06	$5,000,000 Excess of $90,000,000	$5,000,000
ZURICH AMERICAN INSURANCE COMPANY	FIB-0456717-02	$5,000,000 Excess of $95,000,000	$5,000,000

Date 01/07/2026

ENDORSEMENT

This endorsement, effective on 07/01/2025 at 12:01 A.M standard time, forms a part of

Policy No.   08 FI 0252161-25 of the TWIN CITY FIRE INSURANCE CO.

Issued to   FIDELITY EQUITY AND HIGH INCOME FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03300	8/15	QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT
4	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
5	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
6	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
7	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
8	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
9	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
10	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
11	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0252161 and policy No. DA 252127 shall be $10,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. **Notice of Claim or Wrongful Act**

  A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

    The Hartford
    Hartford Financial Lines
    One Hartford Plaza
    Hartford, CT 06115

    HFPClaims@thehartford.com
    Fax: (917) 464-6000

  B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in
    writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

     Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

    The Hartford
    Hartford Financial Lines
    One Hartford Plaza
    Hartford, CT 06115

    HFPClaims@thehartford.com
    Fax: (917) 464-6000

II. **All Other Notices**

  A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

          The Hartford
          Hartford Financial Lines
          One Hartford Plaza
          Hartford, CT 06115

          HFPExpress@thehartford.com
          Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:
The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I.   This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $<u>50,000,000</u> aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
TWIN CITY FIRE INSURANCE CO	08 FI 0252161-25	$10,000,000	20%
LONDON/LLOYDS SYNDICATES (MOSAIC)	B080113016P25	$5,000,000	10%
NATIONAL CASUALTY COMPANY	XJO2508785	$10,000,000	20%
U.S. SPECIALTY INSURANCE COMPANY	24-MGU-25-A60818	$8,000,000	16%
EVEREST NATIONAL INS. CO	FL5FD00012-251	$7,000,000	14%
LIBERTY MUTAL INSURANCE COMPANY	FI4NAB095D006	$5,000,000	10%
XL SPECIALTY INSURANCE COMPANY	ELU204425-25	$5,000,000	10%

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

(A) receive notice of any Claim submitted for coverage under the **Program**;

(B) make its own determination of whether Loss is covered under the **Program**; and

(C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 07/01/2025 **forms part of policy number** 08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: TWIN CITY FIRE INSURANCE CO (THE HARTFORD)

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:5

This endorsement, effective 12:01 am, 07/01/2025 **forms part of policy number** 08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: LONDON/LLOYDS SYNDICATES (MOSAIC)

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>NATIONAL CASUALTY COMPANY</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>U.S. SPECIALTY INSURANCE COMPANY</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025 **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>EVEREST NATIONAL INS. CO.</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>LIBERTY MUTUAL INSURANCE COMPANY</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>XL SPECIALTY INSURANCE COMPANY</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252161-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I.   Section **III. GENERAL CONDITIONS** is amended as follows:
- Paragraphs (B) and (G) are deleted.
- Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
- Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
- Any references to "retention" shall be replaced with "applicable retention or deductible".

II.   Section **IV. DEFINITIONS** is amended as follows:
- In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.

A. Morris Tooker, President



U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.



Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

October 7, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 2
Floor 10, MA 02116

RE: Fidelity Equity & High Income Funds
     Policy Number: XJO2508785
     Liability Limit: $10,000,000 Part of $50,000,000 Excess of $100,000,000 Single Loss Limit of Liability
     $10,000,000 Part of $50,000,000 Excess of $100,000,000 Aggregate Limit of Liability

Dear Mary,

Nationwide is pleased to provide you with the enclosed <u>Fidelity Equity & High Income Funds</u> Policy, with effective dates <u>07/01/2025</u> to <u>07/01/2026</u>, issued by <u>National Casualty Company</u> ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures



Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary   President

The information contained herein replaces any similar information contained elsewhere in the policy.

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured & Mailing Address:**	FIDELITY EQUITY & HIGH INCOME FUNDS C/O FMR LLC 88 FALCON , FIRST FLOOR, EAST SIDE , SUITE 167, MAILZONE V7E BOSTON, MA 02210	Policy No.: Agent No.: Renewal No.:	XJO2508785 20408 XJO2408785

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
   A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 10,000,000
   B. Aggregate Limit (Financial Institution Bond only): $ 10,000,000
*Aggregate Limit is applicable to FI Bond only   Part of $ 50,000,000

Item 3. **Policy Period:**
   07/01/2025 to 07/01/2026 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
   "Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability ☒ Single ☒ Aggregate	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315882-05	$10,000,000	07/01/2025 – 07/01/2026

DEDUCTIBLE:
$400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $ 100,000,000

Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 100,000,000

Aggregate Limit (Financial Institution Bond only): $ 100,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5.   **Premium:** $31,170   **Terrorism Premium:** $ 0   **Total Premium: Part of** $155,192



Item 6.	Notice of Claims to:	Other Notices to:
	National Casualty Company	National Casualty Company
	Claim Department	Claim Department
	PO Box 182452	PO Box 182452
	Columbus, Ohio 43218-2452	Columbus, Ohio 43218-2452
	mlsreportaloss@nationwide.com	mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**



National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XJO2508785   Effective Date 07/01/2025

                                                            12:01 A.M. Standard Time

Named Insured   Fidelity Equity & High Income
                Funds   Agent No. 20408

UT-COVPG	03-21	COVER PAGE
XJ-D-1	08-22	EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS
UT-SP-2	12-95	SCHEDULE OF FORMS AND ENDORSEMENTS
XJ-P-1	08-17	EXCESS INSURANCE POLICY CRIME AND FIDELITY
UT-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XM-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XM-202	08-17	AMEND CONDITIONS OF COVERAGE
XM-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING
UT - 3G - 2911 - M	09-18	TIE IN OF LIMITS ENDORSEMENT
NOTN0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTN0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I.   INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

"Financial Insolvency" means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A.   The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured; or**

(3) any other source.

B.   In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C.   1.   In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**



2. In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.



National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2508785   Effective Date 07/01/2025

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds   Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-05	$10,000,000	SEE FOLLOWED POLICY DEDUCTIBLES
1st EXCESS: ACE AMERICAN INSURANCE COMPANY	82484869	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-581-74-74	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153325B	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, AG	C014840/015	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005116	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059071251	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158021-06	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	FIB 0456717-02	$5,000,000	$95,000,000

UT-358 (12-07)

Underwritten by National Casualty Company

ENDORSEMENT
NO. _____1_____

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508785	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A.   The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1)   The **Underlying Insurers** under the **Underlying Policies;**

(2)   The **Insured,** including payments made on behalf of the **Insured;**

(3)   A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4)   Any third-party.

All other terms and conditions of this Policy remain unchanged.

_____   /   _____
AUTHORIZED REPRESENTATIVE   DATE

XM-207 (8-17)   Page 1 of 1



Underwritten by National Casualty Company

ENDORSEMENT
NO. _____2_____

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508785	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE   DATE



ENDORSEMENT NO. _____ 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508785	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $50,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
National Casualty Company	XJO2508785	$10,000,000	20.00%
Everest National Insurance Company	FL5FD00012-251	$7,000,000	14.00%
XL Specialty Insurance Company	ELU204425-25	$5,000,000	10.00%
Liberty Mutual Insurance Company	FI4NAB095D006	$5,000,000	10.00%
Twin City Fire Insurance Company	08 FI 0252161-25	$10,000,000	20.00%
U.S. Specialty Insurance Company	24-MGU-25-A60818	$8,000,000	16.00%
Mosaic Syndicate 1609	13016P25	$5,000,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**

3. Each Participating Insurer shall:

   A. receive notice of any **Claim** submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**

4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:



Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

_____/_____

AUTHORIZED REPRESENTATIVE   DATE



National Casualty Company



ENDORSEMENT NO. _____4_____

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508785	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings.

All other terms and conditions of this Policy remain unchanged.

_____   _____

AUTHORIZED REPRESENTATIVE   DATE

**ENDORSEMENT
NO. _____ 5**

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508785	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all **Claims** under this policy and all **Claims** under policy number **_XMF2500059_** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

_____ /_____

AUTHORIZED REPRESENTATIVE   DATE



National Casualty Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by National Casualty Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE
NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.





LIBERTY MUTUAL INSURANCE COMPANY

MANAGEMENT LIABILITY AND PROFESSIONAL LIABILITY FOLLOW FORM EXCESS

In Witness Whereof, we have caused this policy to be signed by its President and Secretary.

PRESIDENT

SECRETARY

LMICPOLJKT Ed. 2012

Liberty Mutual Insurance Company
75 Federal Street 5th Floor Boston, MA 02110 Toll-free number: 1-800-677-9163

Management Liability and Professional Liability Follow Form Excess



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

POLICY DECLARATIONS

Policy Number: FI4NAB095H006

ITEM 1.	**NAMED INSURED:**	Fidelity Fixed Income and Asset Allocation Funds
ITEM 2.	**PRINCIPAL ADDRESS:**	c/o FMR LLC 88 Black Falcon First Floor, East Side, Suite 167, Boston, MA 02110
ITEM 3.	**LIMIT OF LIABILITY:** Each Policy Period	$5,000,000
ITEM 4.	**UNDERLYING POLICIES:**	
(A)	**Primary Policy:**	
	Insurer:	Berkshire Hathaway Specialty Insurance Company
	Policy Number:	47-EPF-315881-05
	Limits:	$10,000,000
	Deductible:	$5,000,000
	Policy Period:	July 01, 2025 To July 01, 2026
ITEM 5.	**POLICY PERIOD:**	From: July 01, 2025 12:01 a.m.
		To: July 01, 2026 12:01 a.m.
		Local time at the address shown in Item 2.
ITEM 6.	**ENDORSEMENT(S) EFFECTIVE AT INCEPTION:** **See Schedule of Endorsements**	
ITEM 7.	**TERMINATION OF PRIOR POLICY(IES):**	FI4NAB095H005
ITEM 8.	**PREMIUM:**	

		Plus all applicable Taxes, Fees and Surcharges.
Premium:	$13,503.00	See Invoice for the date Premium is due and payable. Failure to pay the premium in full may result in voidance of coverage.

In witness whereof, the Insurer has caused this policy to be signed by its President and its Secretary at Boston, Massachusetts, and countersigned below by a duly authorized representative.

1 2

ML-EFF-Dec-0312



PRESIDENT   SECRETARY

Management Liability and Professional Liability Follow Form Excess



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

POLICY TERMS

Relying upon the completeness and accuracy of the statements and disclosures in the application for this Policy and upon all other information provided to the **Insurer**, in consideration of the payment of the premium of this Policy, the **Insurer** agrees as follows:

1. **Incorporation of Primary Policy**: This Policy incorporates by reference the insuring clauses, warranties, definitions, terms, conditions, exclusions and other provisions contained in the **Primary Policy** and as described in the materials submitted to the **Insurer** in connection with the application for this Policy except as regards the premium, the limit of liability, the policy period, and except as otherwise provided herein. Any changes to the **Primary Policy** shall not be binding on the **Insurer** unless specifically endorsed hereon.

2. **Definitions**: The following terms, whenever printed in **boldface** type in this Policy, shall have the meanings indicated below.

    2.1.   **"Insurer"** means the entity issuing this Policy as named on the Declarations.

    2.2.   **"Named Insured"** means the entity identified in Item 1 of the Declarations.

    2.3.   **"Primary Policy"** means the policy identified in Item 4.(A) of the Declarations.

    2.4.   **"Underlying Limit of Liability"** means the combined limits of liability of the **Underlying Policies**, less any reduction or exhaustion of the limits of liability due to payment of loss under those policies.

    2.5.   **"Underlying Policies"** means the policies identified in Items 4.(A) and 4.(B) of the Declarations.

3. **Limit of Liability**: The **Insurer** will pay 100 percent of loss in excess of both the **Underlying Limit of Liability** plus the applicable retention or deductible under the **Primary Policy**, up to the Limit of Liability stated in Item 3 of the Declarations. The **Insurer's** maximum Liability under this Policy for loss shall be the amount shown in Item 3 of the Declarations. In the event the Limit of Liability stated in Item 3 of the Declarations is exhausted by payment of loss, any and all obligations of the **Insurer,** hereunder, shall be deemed to be completely fulfilled and extinguished.

4. **Maintenance of Underlying Policies**: It is a condition precedent to the coverage afforded under this Policy that the Insureds maintain the **Underlying Policies** with retentions/ deductibles, participation/co-insurance and limits of liability (subject to reduction or exhaustion as a result of loss payments), as set forth in Items 4.(A) and 4.(B) of the Declarations.

Except as provided in paragraph 4.1., this Policy only provides coverage when the **Underlying Limit of Liability** is exhausted by reason of the Insurers of the **Underlying Policies** paying or being held liable to pay, in legal currency, the full amount of the **Underlying Limit of Liability** as a loss.

    4.1   In the event that one or more of the insurers under the **Underlying Policies** fails to pay a loss in connection with any claim covered under the **Underlying Policies** as a result of the insolvency, bankruptcy or liquidation of said insurer, then the Insureds shall be deemed self-insured for the amount of the limit of liability of said insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

5. **Reduction or Exhaustion**: In the event of the reduction of the **Underlying Limits of Liability** by reason of payment of loss, this Policy shall pay excess of the reduced limits. In the event of exhaustion of the **Underlying Policies**, this Policy shall continue in force as primary insurance. However, this Policy shall only pay excess of the retention or deductible applicable to the **Primary Policy**, which shall be applied to any subsequent loss in the same manner as specified in the **Primary Policy**.

EFF-POL-0510


5.1   If any **Underlying Policies** bear an effective date which is prior to the Policy inception date, and any such insurance becomes exhausted or impaired by payment of loss, with respect to any claim which shall be deemed to be made prior to the Policy inception date, then with respect to any claim made after the Policy inception date, the insureds shall be deemed to be self-insured for the amount of any such **Underlying Policies** which are exhausted or impaired by payment of such loss with respect to such claim made prior to the Policy inception date.

6.   **Defense and Settlement**: The Insureds shall not admit liability for, offer to settle, settle any claim or incur costs of defense, where the liability, settlement and/or costs of defense are reasonably likely to involve the limit of liability of this Policy, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld.

7.   **Notice of Claim**: The Insureds shall give the **Insurer** notice of any claim in the same manner required by the terms and conditions of the **Primary Policy** and shall give the **Insurer** such information and cooperation as it may reasonably require. Notices to the **Insurer** shall be sent via express mail to:

<p align="center">Liberty Mutual Insurance
ATTN: Financial Lines Claims Department
28 Liberty Street, 5th Floor
New York, NY 10005
Email Address: FinancialLinesClaims@libertymutual.com</p>

Such notice shall be effective on the date of receipt by the **Insurer** at the above address.

8.   **Policy Termination**: This Policy may be cancelled in the same manner as provided by the terms and conditions of the **Primary Policy**.

9.   **Subrogation**: If any payment is made hereunder, the **Insurer** will act in concert with all other interests concerned (including those of the Insureds) in the exercise of rights of recovery against any person or other entity. If any amounts are recovered, they shall be apportioned as follows:

a.   Any interests (including those of the Insureds) that paid an amount by or on behalf of the Insureds over and above any payment made by the **Insurer** under this Policy shall be reimbursed first up to the amount paid by them;

b.   then, the **Insurer** shall be reimbursed out of any balance remaining, up to the amount paid, and;

c.   then, the interests (including those of the Insureds) of which this coverage is in excess are entitled to claim the residual, if any.

10.   **Assignment**: Assignment of interest under this Policy shall not bind the **Insurer** unless its consent is endorsed hereon.

11.   **Conformity to Statute**: Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

12.   **Entire Agreement**: By acceptance of this Policy, the Insureds and the **Insurer** agree that this Policy, including the Declarations, the application and any written endorsements attached hereto, constitute the entire agreement between the parties.

13.   **Representation by the Named Insured**: The **Named Insured** shall act on behalf of all the Insureds for all purposes including, but not limited to, the negotiation and purchase of this Policy, the giving and receiving of all notices and correspondence, the cancellation or nonrenewal of this Policy, the payment of premiums, and the receipt of any return premiums that may be due under this Policy.

14.   **Mutual Policy Conditions**: This Policy is nonassessable. The **Named Insured** is a member of the **Insurer's** company and shall participate to the extent and upon the conditions fixed and determined by the board of directors in accordance with the provisions of law, in the distribution of dividends so fixed and determined.

In Witness Whereof, the **Insurer** has caused this Policy to be executed and attested, but this Policy shall not be valid unless countersigned on the Declarations Page by a duly authorized agent of the **Insurer**.


PRESIDENT

SECRETARY



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

SCHEDULE OF ENDORSEMENTS

    ML-EFF-Dec-0312 - Declarations
    EFF-POL-0510 - Excess Policy Form
1. ADM-OFAC-0520 - Sanction Limitation and Exclusion Clause
2. EDO.008 (7/08) Quota Share Amendment Of Declarations (Excess)
3. EDO.008 (7/08) Tie-In Limits
4. LMICNOTICE001-1009 Notice Of Membership In Liberty Mutual Holding Company Inc. and Notice Of Annual Meeting

Management Liability and Professional Liability Follow Form Excess



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

ENDORSEMENT NO. 1

Effective Date:	July 01, 2025
Policy Number:	FI4NAB095H006
Issued To:	Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SANCTION LIMITATION AND EXCLUSION CLAUSE

No Insurer shall be deemed to provide cover and no Insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

ADM-OFAC-0520

LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

ENDORSEMENT NO. 2

Effective Date:	July 01, 2025
Policy Number:	FI4NAB095H006
Issued To:	Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE AMENDMENT OF DECLARATIONS (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1. Item 6. of the Declarations is deleted and replaced by the following:

    Item 6.   Aggregate Quota Share Layer Limit of Liability: $50,000,000

    Maximum aggregate Limit of Liability for all Claims made during the Policy Period.

    Subject to all of its terms and conditions, this Policy shall provide coverage for Claims in excess of the Underlying Insurance, up to the Insurer's quota share participation of the aggregate maximum limit stated above. Any Loss within the Aggregate Quota Share Layer Limit of Liability stated above shall be paid pro rata by each of the insurers subscribing to this Aggregate Quota Share Layer Limit of Liability in accordance with the proportion set forth in the Participation Agreement entered into by each such insurer. The participation of such insurers is set forth below in Item 7. of the Declarations. The obligations of such insurers who subscribe to the quota share arrangement are several and not joint, and are limited to the extent of their individual subscriptions. No subscribing insurers is responsible for the obligation of any co-subscribing insurer.

    The Insurer's participation is set forth at Item 12. of the Declarations. The Insurer has full claims and underwriting control of its portion of the quota share arrangement and no action or omission by any of the co-subscribing insurers shall bind the Insurer or be deemed a waiver of any coverage defense the Insurer has under this Policy or available at law. The Insurer shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to the Policy may act on behalf of or bind the Insurer with respect to the Policy terms or any matter concerning the Policy. All notices by an Insured to the Insurer under this Policy shall be provided to the Insurer at the address specified in the Declarations.

2. The Declarations are amended by the addition of the following:

    Item 12.

Insurer's Quota-Share Participation:	10%
Insurer's Limit of Liability:	$5,000,000

The Insurer agrees to pay on behalf of the Insured under the Policy that proportion of covered Loss set forth above in the manner provided under Item 3. of the Declarations and in full conformance with all the terms and conditions of the Policy.

3. Item 7. of the Declarations is amended by adding the following:

Quota Share Layer Attachment Point:	$100,000,000	
Quota Share Participant	Policy Number	Limit of Liability
U.S. Specialty Insurance Company	24-MGU-25-A60816	$8,000,000 part of $50,000,000
Everest National Insurance Company	FL5FD00135-251	$7,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 DA 0252123 25	$10,000,000 part of $50,000,000
Freedom Specialty Insurance Company	XMF2500061	$10,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU204424-25	$5,000,000 part of $50,000,000
Mosaic Syndicate Services Limited	13012P25	$5,000,000 part of $50,000,000
Ironshore Indemnity Inc.	FI4NAB095H006	$5,000,000 part of $50,000,000

4. Item 5. of the Declarations is deleted and replaced by the following:

Item 5.   Total Quota Share Layer Premium: $155,192.00

              Insurer's Quota-Share Participation Premium: $13,503.00

The Total Quota Share Layer Premium is payable pro rata to each of the insurers subscribing to this Quota Share Layer in accordance with the proportion set forth in its Participation Agreement.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Management Liability and Professional Liability Follow Form Excess



LIBERTY MUTUAL INSURANCE COMPANY

A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

ENDORSEMENT NO. 3

Effective Date:	July 01, 2025
Policy Number:	FI4NAB095H006
Issued To:	Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN LIMITS

It is hereby understood and agreed as follows:

Any payment of Loss under this Policy shall serve to reduce the Limit of Liability under Policy Number IA7NAB095J005. Any payment of Loss under Policy Number IA7NAB095J005 shall serve to reduce the Limit of Liability of this Policy. It is understood and agreed that only one Limit of Liability shall apply to any Loss that may be insured by this Policy and Policy Number IA7NAB095J005 and in no event will the Limit of Liability of this Policy and the Limit of Liability of Policy Number IA7NAB095J005 apply in the aggregate to any Loss arising from a Wrongful Act or Related Wrongful Acts.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Management Liability and
Professional Liability Follow Form
Excess



LIBERTY MUTUAL INSURANCE COMPANY
A Massachusetts Stock Insurance Company, hereinafter the Insurer/Company
175 Berkeley Street, Boston, MA 02116
Toll-free number: 1-800-677-9163

NOTICE OF MEMBERSHIP IN LIBERTY MUTUAL HOLDING COMPANY INC. AND NOTICE OF ANNUAL MEETING

Liberty Mutual Insurance Company is a Massachusetts stock insurance company subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Insurance is provided by Liberty Mutual Insurance Company. The named insured first named in the declarations is a member of Liberty Mutual Holding Company Inc.

As a member of Liberty Mutual Holding Company Inc., the named insured first named is entitled, among other things, to vote either in person or by proxy at the annual meeting or special meetings of said company. The Annual Meeting of Liberty Mutual Holding Company Inc. is at its offices located at 175 Berkeley Street, Boston, Massachusetts, on the second Wednesday in April each year at ten o'clock in the morning.

Members of Liberty Mutual Holding Company Inc. may request a copy of the company's annual financial statement, which are posted on Liberty Mutual's website at www.libertymutual.com, by writing to Liberty Mutual Holding Company Inc., 175 Berkeley Street, Boston, Massachusetts 02116, Attention: Corporate Secretary.

LMICNOTICE001-1009

Liberty Mutual Group California Privacy Notice

Commercial Lines (excluding Workers' Compensation)
(Effective January 1, 2023)

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather, use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to libertymutual.com/privacy to review the applicable Liberty Mutual privacy notice.

What Personal Data Do We Collect?

The types of personal data we gather and share depend on both the product and your relationship to us. For example, we may gather different data if you are a claimant reporting an injury than if you want a quote for commercial property insurance. The data we gather can include your Social Security Number, income, transaction data such as account balances and payment history, and data from consumer reports. It may also include data gathered in connection with our provision of insurance services, when you apply for such services, or resulting from other contacts with you. It may also include:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal data**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial data, precise geolocation, medical data, or health insurance data;
- **Protected classification characteristics described in California Civil Code § 1798.80(e)**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records, and loss history information, health data, or criminal convictions;
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data; and
- **Sensitive Data** as defined under the California Privacy Rights Act when used to infer characteristics of an individual.

For information about the types of personal data we have collected in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

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How do you gather my data?

We gather your personal data **directly from you**. For example, you provide us with data when you:	We also gather your personal data **from other people**. For example:
▪ ask about or buy insurance, or file a claim	▪ your insurance agent or broker
▪ pay your policy	▪ your employer, association or business (if you are insured through them)
▪ visit our websites, call us, or visit our office	▪ our affiliates or other insurance companies about your transactions with them
	▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property
	▪ other public directories and sources
	▪ third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register, or in the event of a claim, third parties including other parties to the claim witnesses, experts, loss adjusters and claim handlers
	▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data

Organizations that share data with us may keep it and disclose it to others as permitted by law. For data about how we have gathered personal data in the past twelve months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Do We Use Your Personal Data?

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. We may use your data and the data of our former customers for our business and other compatible purposes. Our business purposes include, for example:

<u>Business Purpose</u>	<u>Data Categories</u>	<u>Do we share or sell your information as defined by CPRA</u>
Market, sell and provide insurance. This includes, for example: - calculating your premium; - determining your eligibility for a quote; - confirming your identity and servicing your policy;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information	▪ No

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	▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Manage your claim. This includes, for example: ▪ managing your claim, if any; ▪ conducting claims investigations; ▪ conducting medical examinations; ▪ conducting inspections, appraisals; ▪ providing roadside assistance; ▪ providing rental car replacement or repairs;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Day to Day Business and Insurance Operations. This includes, for example: • creating, maintaining, customizing, and securing accounts; • supporting day-to-day business and insurance related functions; • doing internal research for technology and development; • marketing, advertising and creating products and services; • conducting audits related to a current contact with a consumer and other transactions; • as described at or before the point of gathering personal data or with your authorization;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Security and Fraud Detection. This includes, for example: ▪ detecting security issues; ▪ protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities; ▪ managing risk and securing our systems, assets, infrastructure, and premises; ▪ help to ensure the safety and security of Liberty staff, assets, and resources, which may include physical and virtual	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.

3

access controls and access rights management; ▪ supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management;		
Regulatory and Legal Requirements. This includes for example: ▪ controls and access rights management; ▪ to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred; ▪ exercising and defending our legal rights and positions; ▪ to meet Liberty contract obligations; ▪ to respond to law enforcement requests as required by applicable law, court order, or governmental regulations; ▪ as otherwise permitted by law;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Improve Your Customer Experience and Our Products. This includes, for example: • improve your customer experience, our products, and service; • to provide support, personalize, and develop our website, products, and services; • create and offer new products and services;	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Analytics to identify, understand, and manage our risks and products. This includes, for example: • conducting analytics to better identify, understand, and manage risk and our products;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity	No.

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	▪ Professional or employment related information ▪ Inferences drawn from other personal information; ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Customer service and technical support. This includes, for example: • answer questions and provide notifications; • provide customer and technical support.	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Cross-Context Behavioral Advertising	▪ Identifiers ▪ IP address ▪ Internet or other similar network activity	▪ We share this information with service providers such as search engines and social media platforms

Liberty Mutual will not collect additional categories of personal information or use the personal information we collected for materially unrelated, or incompatible purposes without updating our notice.

Do We Disclose Your Personal Data?

Liberty Mutual does not sell your personal data as defined by California law.

Liberty Mutual shares your personal data as disclosed above. The California privacy law defines sharing as "communicating orally, in writing, or by electronic or other means, a consumers personal information . . . to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration." This occurs when you visit the Liberty Mutual website. Cookies or pixels are deployed that then allow us to show you targeted advertisements when you visit other websites or social media platforms. You have the right to opt-out of this type of sharing and you may learn more about those rights at lmi.co/caprivacychoices.

This type of sharing is different from disclosing personal information to other entities to perform a service related to providing insurance or processing your claim. How we disclose data to these types of entities is set forth below.

Liberty Mutual may disclose personal data with affiliated and non-affiliated third parties, including:

- ▪ Liberty Mutual affiliates;
- ▪ Service Providers (such as auto repair facilities, towing companies, property inspectors, and independent adjusters);
- ▪ Insurance support organizations;
- ▪ Brokers and agents;
- ▪ Public entities (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- ▪ Consumer reporting agencies;
- ▪ Advisors including law firms, accountants, auditors, and tax advisors;
- ▪ Insurers, re-insurers, policy holders, and claimants;
- ▪ Group policyholders (for reporting claims data or an audit);
- ▪ A person, organization, affiliates or service providers conducting actuarial or research studies; and
- ▪ As permitted by law.

We may also disclose data with other companies that provide marketing services on our behalf or as part of a joint

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marketing agreement for products offered by Liberty Mutual. We will not disclose your personal data with others for their own marketing purposes.

We may also disclose data about our transactions (such as payment history) and experiences (such as claims made) with you to our affiliates.

Liberty Mutual may disclose the following categories of personal data as needed for business purposes:

Identifiers	Personal Data
Protected Classification Characteristics	Commercial Data
Internet or other similar network activity	Professional, employment, and education data
Inferences drawn from personal data	Risk Data
Claims Data	

For information about how we have shared personal information in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Long Does Liberty Mutual Retain Each Category of Personal Data?
We retain your information in accordance with our legal obligations, our records retention policies, or as otherwise permitted by law. For example, we may have a legal obligation to retain information relating to your policies or claims with us. We will delete your data once the legal obligation expires or after the period of time specified in our records retention policies. The period of retention is subject to our review and alteration.

How to Contact Us:
You can submit requests, seek additional information, or obtain a copy of our Privacy Notice in an alternative format by either:

Calling:	800-344-0197
Email:	privacy@libertymutual.com
Online:	www.libertymutualgroup.com/privacy-policy/data-request
	lmi.co/caprivacychoices
Postal Address:	Liberty Mutual Insurance Company
	175 Berkeley St., 6th Floor
	Boston, MA 02116
	Attn: Privacy Office

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CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	B080113012P25
INSURED:	**Fidelity Fixed Income and Asset Allocation Funds** and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	**c/o FMR LLC** **88 Black Falcon,** **First Floor, East Side, Suite 167,** **Mailzone V7E,** **Boston, MA 02210** **United States of America**
TYPE:	Insurance of: **Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	From: **1 July 2025** To: **1 July 2026** Both days at 12:01am local standard time at the principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE: B080113012P25

TYPE: Insurance of:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

INSURED: Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.

PRINCIPAL ADDRESS: c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, 02210
United States of America

PERIOD OF INSURANCE: From: 1 July 2025

To: 1 July 2026

Both days at 12:01am local standard time at the principal address of the Insured

INTEREST: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

LIMIT OF LIABILITY: USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period

In excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

TERRITORIAL LIMITS: Worldwide

CONDITIONS: All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA5389 U.S. Terrorism Risk Insurance Act of 2002 as amended - New & Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

6. Tie-In Of Limits Endorsement

7. LMA3100A Sanctions Limitation Clause

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

ficlaims@wtwco.com

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION: This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in

the LMA 5020A (07/04/25) Service of Suit Clause (U.S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Lloyd's America, Inc.
Attention Legal Department
280 Park Avenue, East Tower, 25th Floor
New York, NY 10017

PREMIUM: USD 15,369 for USD 5,000,000 Order Hereon

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

PREMIUM PAYMENT TERMS: Premium Payment Condition as follows:

LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2025**

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS: None

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT: None

RECORDING, TRANSMITTING AND STORING INFORMATION: Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113012P25

Item 1:	***Insured***:	Fidelity Fixed Income and Asset Allocation Funds
	Principal Address:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
Item 2:	***Insurer(s):***	Mosaic Syndicate 1609
Item 3:	***Period of Insurance***:	From: 1 July 2025 To: 1 July 2026 Both days at 12:01am local standard time at the above address of the Insured
Item 4:	***Limit of Liability***:	USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	In excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary Contract Retentions detailed as per the primary Berkshire Hathaway Specialty Insurance Company
Item 6:	***Premium***:	USD 15,369
	Taxes:	None due from London
Item 7:	Notification(s) in accordance with clause 5 required to be addressed to:	Willis Towers Watson, FINEX - Claims Department, 51 Lime Street, London EC3M 7DQ United Kingdom.
Item 8:	Endorsements are as attached at issue of this ***Contract***.	
Item 9:	Additional premium required: Nil	
Item 10:	Addresses for complaints:	

(a) For *Insurers* who are Lloyd's underwriters:

Complaints
Fidentia House
Walter Burke Way
Chatham Maritime
Chatham
Kent
ME4 4RN

Email: complaints@lloyds.com

Tel: +44 (0)20 7327 5693

(b) For all other *Insurers*:

Willis Limited will provide details on request.

**Willis Excess Financial Lines Policy**

In consideration of the *Insured* having paid or agreed to pay the *Premium* and subject to all of the definitions, terms, conditions and limitations of this *Policy*, *Insurers* and the *Insured* agree as follows:

1.   Insuring Agreement

1.1   Except insofar as the express terms of this *Policy*:

      (a)   make specific provision in respect of any matter for which specific provision is also made in the *Primary Policy*, in which case the express terms of this *Policy* shall prevail; or

      (b)   make specific provision in respect of any matter for which no specific provision is made in the *Primary Policy*, in which case the express terms of this *Policy* shall apply;

      this *Policy* shall take effect and operate in accordance with the terms of the *Primary Policy*.

1.2   Subject to the *Limit of Liability*, the *Insurers* shall pay to or on behalf of the *Insured* that proportion of *Loss* which exceeds the *Underlying Limit*.

1.3   Except as provided specifically to the contrary in this *Policy*, the *Insurers* shall have no liability to make payment for any *Loss* under this *Policy* until the *Underlying Limit* has been completely eroded by amounts which the insurers of the *Underlying Policy(ies)*:

      (i)   shall have paid; or,

      (ii)   shall have agreed to pay; or,

      (iii)   shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

      whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

(a)   where, as part of any agreement to pay loss or liability (as applicable) under an *Underlying Policy*, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the *Insurers* will pay *Loss* under this *Policy* as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the *Insurers* shall pay *Loss* only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the *Loss* of the *Insured* would have exceeded the *Underlying Limit*.

(b)   where any insurer of an *Underlying Policy* is or becomes *Insolvent* with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the *Underlying Policy* is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i)   any other insurer participating on the relevant *Underlying Policy* pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii)   the *Insured* establishes that the *Insurers* would be liable hereunder but for the *Insolvency*.

(c)   *Insurers* will recognise the erosion of the *Underlying Limit* by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any *Underlying Policy* whether or not such cover is also provided by this *Policy*.

(d)   where any *Underlying Policy* (other than the *Primary Policy*) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such *Underlying Policy* for some or all of any loss or liability (as applicable), such *Underlying Policy* shall, for the purposes of the operation of this *Policy*, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes *Loss*.

(e)   *Insurers* will recognise the erosion of the *Underlying Limit* by the operation of one or more *Relevant Provisions*.

(f)   Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the *Underlying Policies* do not pay loss forming part of the *Underlying Limit* and such unpaid loss is paid instead by or on behalf of the *Insured*, the *Insurers* will recognise the erosion of the *Underlying Limit* as a consequence of such payment.

2.   **Definitions**

Wherever the following words and phrases appear in bold and italics in this **Policy** they shall have the meanings given to them below:

"**Claim**" or "**Circumstance**" shall mean "claim", "circumstance" or any other term by which the **Primary Policy** identifies matters potentially giving rise to payments thereunder in respect of **Loss**.

"**Insured**" shall mean those persons and organisations identified at Item 1 of the **Schedule** and all other persons and organisations as are insured or otherwise entitled to indemnity under the **Primary Policy**.

"**Insurers**" shall mean the insurers of this **Policy** identified at Item 2 of the **Schedule**.

"**Limit of Liability**" shall mean the sum(s) shown at Item 4 of the **Schedule** being the maximum sum(s) the **Insurers** are liable to pay under this **Policy** for all **Loss**, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the **Limit of Liability** unless expressly provided for at Item 4, notwithstanding that the **Primary Policy** may provide for one or more reinstatements.

"**Loss**" shall mean all and any amounts for which **Insurers** are liable to the **Insured** pursuant to the terms and conditions of this **Policy** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this **Policy** shall be liable to pay as

Loss all losses, costs, liabilities or damages and other expenses of the **Insured** as are covered by the **Primary Policy** of whatever nature and howsoever described by the **Primary Policy**. However, and notwithstanding any provision to the contrary in the **Primary Policy**, the liability of the **Insurers** of this **Policy** to the **Insured** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the **Limit of Liability**.

"**Period of Insurance**" shall mean the period set out at Item 3 of the **Schedule**.

"**Policy**" shall mean this insurance contract which includes any endorsements and schedules hereto.

"**Premium**" shall mean the sum shown at Item 6 of the **Schedule**.

"**Primary Limits**" shall mean the limits of liability of the **Primary Policy** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the **Schedule**.

"**Primary Policy**" shall mean the policy identified at Item 5(a) of the **Schedule** or any policy(ies) issued in substitution thereof.

"**Relevant Provision**" shall mean any provision of an **Underlying Policy** which reduces the limit of liability of the **Underlying Policy** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an **Underlying Policy** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the **Insured** to pursue such insurance or indemnification prior to claiming under the **Underlying**

Policy (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a **Relevant Provision**.

"**Schedule**" shall mean the schedule to this **Policy**.

"**Sublimit(s)**" shall mean any limit or limits of insurers' liability in the **Primary Policy** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the **Primary Policy**.

"**Underlying Limit**" shall mean the cumulative total of the limits of liability of the insurer(s) of the **Underlying Policy(ies)** applicable to any loss or liability (as applicable) as set out in Item 5 of the **Schedule**.

"**Underlying Policy(ies)**" shall mean the policies listed at Item 5 of the **Schedule**.

3.   Maintenance of the Underlying Policy(ies)

The **Primary Policy**, or any policies issued in substitution thereof, shall be maintained in full force and effect during the **Period of Insurance** save to the extent that it is eroded. This obligation shall cease to apply in the event that the **Primary Policy** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an **Underlying Policy** other than the **Primary Policy** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this **Policy** to have been maintained. The **Primary Policy** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4.   Step-Down of Cover

Subject always to the **Limit of Liability**:

4.1   In the event of the reduction of the amount of indemnity available under any **Underlying Policy** by reason of partial erosion of the **Underlying Limit** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this **Policy** shall, subject to the **Limit of Liability** and to the other terms, conditions and limitations of this **Policy**, continue to be available to pay that proportion of **Loss** which exceeds the amount of indemnity remaining under the **Underlying Policy(ies)**.

4.2   In the event of there being no indemnity available under the **Underlying Policy(ies)** by reason of the complete erosion of the **Underlying Limit** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this **Policy** shall, subject to the **Limit of Liability** and to the other terms, conditions and limitations of this **Policy**, continue for subsequent **Loss** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any **Sublimit** specified in the **Primary Policy** shall apply under this **Policy** in respect of **Loss**.

5.   Notification

Any notification to the **Primary Policy** of a **Claim** or **Circumstance** which is required to be given in accordance with the terms and conditions of the **Primary Policy** shall also be given to the **Insurers** in writing.

6.   Claims Participation

6.1   The **Insurers** shall have no liability to pay costs and expenses incurred by or on behalf of the **Insured** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2   No settlement of a claim brought by a third party shall be effected by or on behalf of the **Insured** for such a sum as will require payment by **Insurers** under this **Policy** unless the consent of the **Insurers** has first been obtained, such consent not to be unreasonably delayed or withheld.

7.   Cancellation and Termination

This **Policy** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the **Primary Policy**. However, breach by the **Insured** of any obligation to pay premium in respect of the **Primary Policy** or in respect of any other of the **Underlying Policy(ies)** shall not entitle the **Insurers** to terminate or cancel this **Policy**.

8.   Recoveries

Where, following payment of **Loss** by **Insurers**, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i)   to the **Insured** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this **Policy**, but only to the extent (if any) by which such loss or liability (as

applicable) exceeded the sum of the excess, deductible or retention of the **Primary Policy**, the **Underlying Limit** and the amount paid hereunder; and,

(ii)   if any balance remains following the application of (i) above, to the **Insurers** to the extent of the amount(s) paid by them hereunder in respect of **Loss**; and,

(iii)   if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the **Underlying Policies** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this **Policy** shall be construed as limiting or delaying the **Insured's** right to payment of any **Loss** hereunder until such time as it has effected any recovery.

9.   Alteration

No material amendment to the terms of the **Primary Policy** shall apply in respect of this **Policy** unless and until agreed in writing by the **Insurers**.

10. Reporting Period

Where the terms of the *Primary Policy* provide:

(i)   the *Insured* with a period of time immediately following the policy period of the *Primary   Policy* during which notice may be given to the insurers of the *Primary Policy* of any *Claims* or *Circumstances*; and/or,

(ii)   the right to purchase such a period,

then the *Insured* shall have the same period and/or right under this *Policy* in the same manner and on the same terms as those provided for in the *Primary Policy* except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the *Schedule*.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of United States of America as per NMA 1998 Service of Suit Clause United States of America. as attached.

12. Complaints

The *Insurers* aim to provide a high standard at all times but if the *Insured* is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the *Schedule*.

In respect of *Insurers* other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5389

09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918   (amended)
08/10/2001

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

    (a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

    (b) resulting from the hazardous properties of nuclear material and with respect to which
    (1)   any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

    (N) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

    (b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

    (c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"**hazardous properties**" include radioactive, toxic or explosive properties; "**nuclear material**" means source material, special nuclear material or by-product material; "**source material**", "**special nuclear material**", and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "**spent fuel**" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "**waste**" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "**nuclear facility**" means

(N)   any nuclear reactor,

(b)   any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c)   any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)   any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "**nuclear reactor**" means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "**injury**" or "**destruction**" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

<u>**U.S.A.**</u>

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct)
to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited

TIE-IN OF LIMITS ENDORSEMENT

Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Professional Policy and Fidelity Fixed Income and Asset Allocation Bond policy

All other terms and conditions remain unchanged.

SANCTIONS LIMITATION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100A
5 October 2023

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the (Re)Insured, will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon:

> Lloyd's America, Inc.
> Attention: Legal Department
> 280 Park Avenue, East Tower, 25th Floor
> New York,
> NY 10017
> United States of America

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and Underwriters will abide by the final decision of such Court in respect of that suit, or of any Appellate Court in the event of an appeal.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or their successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the (Re)insured or any beneficiary hereunder arising out of this (re)insurance, and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

This Service of Suit Clause will not be read to conflict with or override the obligations of the parties to arbitrate their disputes, if applicable, as provided for in any arbitration provision within this (re)insurance. Where there is an arbitration provision within this (re)insurance, the provisions of this Clause shall operate as an aid to compelling or enforcing such arbitration or arbitral award only and not as an alternative to any arbitration provision for resolving disputes arising out of this (re)insurance.

LMA5020A

07/04/2025

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2025**.

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2025** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 5,000,000 part of USD 50,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

<u>INFORMATION</u>

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing December 2024
- Fidelity Funds - AUM YoY Comparison

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

<u>Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the United Kingdom):</u>

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's

syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 5,000,000 part of USD 50,000,000

BASIS OF WRITTEN LINES: Percentage of Whole.
NMA 2419 – Lines Clause as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

b. a unique authorisation provided via a secure electronic trading platform

c. a timed and dated authorisation provided via an electronic message/system;

d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113012P25
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written %   **Signed and Dated Stamp**
                Incorporating Underwriting Reference

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	Section 2: Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	
	Details of variation(s) to the contract applying to the above Insurer only:
Premium: **for 100% for the policy period**	
Brokerage: **%**	**Premium:** **for 100% for the policy period**
SMB: **%**	**Brokerage:** **%**
	SMB: **%**

Willis Limited

WRITTEN LINES

<u>MODE OF EXECUTION CLAUSE</u>

This contract and any changes to it may be executed by:

  a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

  b. a unique authorisation provided via a secure electronic trading platform

  c. a timed and dated authorisation provided via an electronic message/system;

  d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

  e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113012P25
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written %   Signed and Dated Stamp
**   Incorporating Underwriting Reference**

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	
	Details of variation(s) to the contract applying to the above Insurer only:
Premium: **for 100% for the policy period**	
Brokerage: %	**Premium:** **for 100% for the policy period**
SMB: %	**Brokerage:** %
	SMB: %

Willis Limited

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Mosaic Syndicate Services Limited 1609

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no

further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:
Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:
Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:
As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

    i.   The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not

applicable, then the following shall apply as appropriate:-

ii.   The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.
(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii.   IUA claims agreement practices.

iv.   The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1   Single Claims Agreement Party

1.1   Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2   Exceptions

Where:

1.2.1   the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2   after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3   issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in

regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP**

Claim and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4   notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3   Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1   reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2   notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4   Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5   Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3.   Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1   any new claim or circumstance assigned as a **SCAP Claim**;

3.2   any recommended reserve or reserves for a **SCAP Claim**;

3.3   any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4   any change in the assignment of a **SCAP Claim**;

3.5   the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6   the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7   any receipt of a complaint against (re)insurers;

3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9 where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be

agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS

Fast Track Arbitration Rules. The seat of arbitration shall be London.

8 Limitation of Liability

8.1 The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2 If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3 A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4 Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5 Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect of which it would be unlawful to exclude or restrict liability.

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the

Subscribing (Re)Insurers submit to the exclusive jurisdiction of the Courts of England and Wales.

10   Exclusions

10.1   The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

     10.1.1   Binding Authorities;

     10.1.2   Proportional & Quota Share Treaties.

10.2   The following forms of settlement are excluded from these Arrangements:

     10.2.1   ex gratia payments of any kind;

     10.2.2   commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:
- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a

single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd's syndicate has the largest signed line and, in the event of there being more than one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION:

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services

performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE: 30 August 2025

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1)   the inception date of the risk or

2)   the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

BUREAUX ARRANGEMENTS: **Premium Processing Clause**

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this

contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)   the date of receipt by Willis Limited for premiums
b)   the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

•   issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

NON-BUREAUX ARRANGEMENTS: Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):
None.

As shown under TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT as stated in the RISK DETAILS section of the contract, otherwise it is the responsibility of each subscribing insurer to discharge their relevant tax obligations.

COUNTRY OF ORIGIN:
United States of America

REGULATORY RISK LOCATION:
United States of America

OVERSEAS BROKER:
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
United States of America

SURPLUS LINES BROKER:
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199 United States of America
Surplus Lines License Number: 953698

US CLASSIFICATION:
US Surplus Lines

STATE OF FILING:
Massachusetts

ALLOCATION OF PREMIUM TO CODING:
BB (Crime) – 99%

7T- 1%

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

REGULATORY CLIENT CLASSIFICATION:
Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:   Yes

TOTAL BROKERAGE: Nil

OTHER DEDUCTIONS FROM PREMIUM :   Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113012P25

Date contract printed to PDF: 12:53 01 July 2025

SIGNED UNDERWRITERS

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe   **Slip Leader**

⚓ **MOS 7760**

100%
Written

P	F	I	2	1	7	3	3	2	5	A	A		

Excess Rnwl CMW
BB

P	F	I	2	1	7	3	3	2	5	A	A		

Excess Rnwl CMW
7T

100%
Signed

17:13 30 June 2025
Mosaic Syndicate Services Limited 7760 WEF: 01/01/2025 FI S1 - All underwriters as per LPSO Registered No 7760 https://tiny.one/PPL9000
Christopher Webb
Bound

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date: 30 August 2025

Instalment Premium Period of Credit: 0

Adjustment Premium Period of Credit: 0

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe

Non-Bureau Leader

Christopher Webb





AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

July 23, 2025

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Fixed Income and Asset Allocation Funds
     Excess Bond Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Fixed Income and Asset Allocation Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

rf

Policy Number: **ELU204424-25**
Renewal of Number: ELU197869-24

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Regulatory Office
505 Eagleview Blvd. Suite 100
Dept: Regulatory
Exton, PA 19341-1120
Telephone: 800-688-1840

Executive Offices
677 Washington Blvd.
10th Floor, Suite 1000
Stamford, CT 06901
Telephone: 877-953-2636

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC, 88 Black Falcon
First Floor East Side Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. **Policy Period:** **From:** July 01, 2025 **To:** July 01, 2026

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**
$5,000,000
Part of
$50,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000
(b)	Underlying Excess Policy	Federal Insurance Company	82484869	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-581-74-74	$10,000,000
		ICI Mutual Insurance Company	87153125D	$10,000,000
		Allied World Assurance Company, AG	C014840/015	$10,000,000
		QBE Insurance Corporation	130005116	$10,000,000
		Travelers Casualty and Surety Company of America	106547262	$10,000,000
		Continental Casualty Company	287042220	$10,000,000
		Starr Indemnity & Liability Company	1000059071251	$10,000,000

AXIS Insurance Company	P-001-000158021-06	$5,000,000
Zurich American Insurance Company	FIB-0456717-02	$5,000,000
Ironshore Indemnity Inc	FI4NAB095H006	$5,000,000 p/o $50,000,000
Everest National Insurance Company	FL5FD00135-251	$7,000,000 p/o $50,000,000
Lloyds of London	13012P25	$5,000,000 p/o $50,000,000
US Specialty Insurance Company	24-MGU-25-A60816	$8,000,000 p/o $50,000,000
Twin City Fire Insurance Company	08 FI 0252157-25	$10,000,000 p/o $50,000,000
Freedom Specialty Insurance Company	XJO2508786	$10,000,000 p/o $50,000,000

Item 5. **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6. **Premium:**

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$15,589.00

Item 7. **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14   XS 80 07 12 14   XL 80 23 07 02

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

IL MP 9104 0124 XLS

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the United States of America, the European Union or the United Kingdom.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset
Allocation Funds
Policy No.: ELU204424-25

Effective: July 01, 2025
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1)   It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2)   It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy.   The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU204424-25

Effective: July 01, 2025
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the "Other Policy(ies)"):

Other Policy(ies)

Excess Liability Policy (Mutual Funds, $5M po $50M x $100M), Policy No.: ELU204418-25, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1)   Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2)   Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3)   If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $ <amount> any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I.   INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II.   DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III.   RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV.   LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V.   NOTICE, ALTERATION, AND TERMINATION

(A)   Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B)   No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C)   This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

EXCESS FOLLOW-FORM BOND DECLARATIONS
THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

EVEREST REINSURANCE COMPANY
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

BOND NUMBER: FL5FD00135-251   **RENEWAL OF: FL5FD00135-241**

PRODUCER NAME: Willis of MA, Inc.
                          Willis Americas Administration, Inc
          ADDRESS: Three Copley Place
                          Boston, MA 02116

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

ITEM 1.   **NAMED INSURED: Fidelity Fixed Income and Asset Allocation Funds**

               ADDRESS: **c/o FMR LLC**
                                    88 Black Falcon Ave, First Floor, East Side, Suite 167
                                    Boston, MA 02210

ITEM 2:   **BOND PERIOD: FROM July 1, 2025 TO July 1, 2026**
               12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3.   **AGGREGATE LIMIT OF LIABILITY:**   **$ 7,000,000**

               EXCESS OF: **$ 100,000,000**

ITEM 4.   **SINGLE LOSS LIMIT OF LIABILITY:**   **$ 7,000,000**

ITEM 5.   **UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)**

               A. PRIMARY BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	07/01/2024-07/01/2025	$0	$10,000,000

B. UNDERLYING

Bond Issuer	Bond Period	Single Loss Limit	Aggregate Limit
ACE American Insurance Company	07/01/2025-07/01/2026	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	07/01/2025-07/01/2026	$10,000,000	$20,000,000
ICI Mutual Insurance Company	07/01/2025-07/01/2026	$15,000,000	$30,000,000
Allied World Assurance Company, Ltd.	07/01/2025-07/01/2026	$15,000,000	$40,000,000
QBE Insurance Corporation	07/01/2025-07/01/2026	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	07/01/2025-07/01/2026	$10,000,000	$60,000,000
Continental Casualty Company	07/01/2025-07/01/2026	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	07/01/2025-07/01/2026	$10,000,000	$80,000,000
AXIS Insurance Company	07/01/2025-07/01/2026	$5,000,000	$90,000,000
Zurich American Insurance Company	07/01/2025-07/01/2026	$5,000,000	$95,000,000

C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND): $100,000,000

ITEM 6. BOND PREMIUM: $23,450

ITEM 7. RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:

Rider	Rider Number
Absolute Tie-In Limit	EFI 03 21 06 09
Additional Conditions Endorsement	EFI (E) CWM011A-1 0717
U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice To Policyholders	IL P 001 01 04
Advisory Notice Regarding Trade Or Economic Sanctions	EIL CWN010A-1 1020

THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.

COUNTERSIGNED July 1, 2025 BY [signature]
DATE Authorized Representative

EXCESS FOLLOW-FORM BOND

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.
PLEASE READ THE ENTIRE POLICY CAREFULLY.

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the "Insureds". The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the "Insureds" and it is agreed by and among the "Insureds" and us that the particulars and statements contained in the information furnished to us or to the issuers of any "Underlying Bond" in connection with underwriting this bond or any "Underlying Bond", including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the "Insurer" and the "Insureds" agree as follows:

SECTION I – INSURING AGREEMENT

We will provide the "Insured" with coverage in excess of the "Underlying Bond" for loss covered during the "Bond Period." It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the "Underlying Bond" have paid the full amounts of the applicable limits of insurance of the "Underlying Bond", and any applicable retention under the "Primary Bond" has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the "Primary Bond".

SECTION II - LIMIT OF LIABILITY

A. Aggregate Limit of Liability

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

B. Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability under Paragraph **A**. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4**. of the Declarations.

SECTION III – DEFINITIONS

A. "Bond Period" means the period of time identified under **Item 2.** of the Declarations.

B. "Insured" means the "Named Insured" and other entities and persons insured under the "Primary Bond".

C. "Named Insured" means the entity or person designated under **Item 1.** of the Declarations.

D. "Primary Bond" means the bond designated under **Item 5.A**. of the Declarations.

E. "Underlying Bond" means all those bonds scheduled under **Item 5.A.** and **Item 5.B**. of the Declarations.

SECTION IV – CONDITIONS

A. Maintenance of Limit of Liability of Underlying Bond

The "Underlying Bond(s)" shall be maintained during the "Bond Period" in full force and effect, except for any reduction of the limits of liability of the "Underlying Bond" due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B. Exhaustion of Limit of Liability of Underlying Bond

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial

impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

C. Changes to Underlying Bond

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

D. Bond Cancellation

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.

3. The bond period will end on the day and hour stated in the cancellation notice.

4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5. If you cancel, earned premium will be calculated based on short rate tables.

6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

E. Underlying Bond Cancellation

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

F. Notice of Loss

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

G. Claim Participation

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

IN WITNESS

IN WITNESS WHEREOF, this policy is signed by officer of the Company shown on the declarations page of this policy.

For: Everest National Insurance Company

_____
President

_____
Secretary

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN LIMIT

Named Insured: Fidelity Fixed Income and Asset Allocation Funds   Endorsement No.: 1

Policy No.: FL5FD00135-251   Effective date of Endorsement: 07/01/2025

Issuing Company: Everest Reinsurance Company

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

Insurer	Named Insured	Type of Policy	Policy No.	Policy Period
Everest National Insurance Company	Fidelity Fixed Income and Asset Allocation Funds	Excess E&O	FL5EX00719-251	07/01/2025-07/01/2026

All other terms, conditions and exclusions of this Bond remain unchanged.

_____
Authorized Representative

ADDITIONAL CONDITIONS ENDORSEMENT

Named Insured: Fidelity Fixed Income and Asset Allocation Funds   Endorsement No.: 2

Policy No.: FL5FD00135-251   Effective date of Endorsement: 07/01/2025

Issuing Company: Everest Reinsurance Company

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding any other policy term to the contrary, in the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to clarify, expand, or broaden coverage, the Insured shall notify the Insurer of such amendment as soon as practicable. This policy shall follow the terms and conditions of such modification subject to the Insurer's written consent (not to be unreasonably withheld), and the payment of any additional premiums which may be required. The failure of the Insureds to notify the Insurer of such modifications shall not invalidate coverage under this policy; provided, however, that the Insurer shall not be liable to a greater extent than it would have been has no such modification been made. In the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to limit or restrict coverage, no notification to the Insurer shall be required, and this Policy shall automatically follow such modification.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

_____
Authorized Representative

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

ADVISORY NOTICE REGARDING
TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control.

Please read this Notice carefully.

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MGU-25-A60816   RENEWAL OF: 24-MGU-24-A58952

ITEM 1.   **INSURED:**   Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

ITEM 2.   **POLICY PERIOD**:
(a)   Inception Date: 7/1/2025
(b)   Expiration Date: 7/1/2026
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3.   **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4.   **SCHEDULE OF UNDERLYING INSURANCE:**
See Attached Schedule of Underlying Insurance.

ITEM 5.   **PREMIUM**: $24,941.00

ITEM 6.   **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

Street Address:	Facsimile Number:	E-mail Address:
Tokio Marine HCC – D&O Group	(860) 676-1737	usclaims@tmhcc.com
8 Forest Park Drive		
Farmington, CT 06032		
Attn: Claims Manager		

ITEM 7.   **ENDORSEMENTS ATTACHED AT ISSUANCE**
3116E-MA 994-911 994-917 994-980 994-9022 994-9036 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary	President	Authorized Representative

Date August 26, 2025   USSIC 993 (04/2002)

U.S. SPECIALTY INSURANCE COMPANY

ENDORSEMENT NUMBER: 1

MASSACHUSETTS AMENDATORY ENDORSEMENT

This Endorsement, effective at 12:01 a.m. on 7/1/2025, forms part of Policy No. 24-MGU-25-A60816, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company:

In consideration of the premium charged, it is agreed that:

(1) The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

> In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2) The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

> IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MGU-25-A60816, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)   For purposes of this endorsement, the term "Other Policy" means Policy Number
24-MGU-25-A60817 issued by the Insurer (or an affiliate of the Insurer).

(2)   Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's
combined maximum aggregate limit of liability under this Policy and the Other Policy shall be
$8,000,000 part of $50,000,000. Accordingly, the Insurer's limit of liability under this Policy
shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other
Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be
exhausted, by actual payments made by the Insurer under this Policy.

(3)   Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability
under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the
limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective
with the Policy.

Effective date of this endorsement:

By:_____
                 Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MGU-25-A60816, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of
Underlying Insurance on the Declarations page is amended to read as follows:

	Insurer	**Policy Number**	**Limits**
Primary	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000
1st Excess	Federal Insurance Company	82484869	$10,000,000
2nd Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-581-74-74	$10,000,000
3rd Excess	ICI Mutual Insurance Company	87153325B	$10,000,000
4th Excess	Allied World Assurance Company, AG	C014840/015	$10,000,000
5th Excess	QBE Insurance Corporation	130005116	$10,000,000
6th Excess	Travelers Casualty and Surety Company of America	47-EPF-315882-05	$10,000,000
7th Excess	Continental Casualty Company	287042220	$10,000,000
8th Excess	Starr Indemnity & Liability Company	1000059071251	$10,000,000
9th Excess	AXIS Insurance Company	P-001-000158021-06	$ 5,000,000
10th Excess	Zurich American Insurance Company	FIB 0456717-02	$ 5,000,000

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

Insurer	**Policy Number**	**Policy Limits**
Everest Reinsurance Company	FL5FD00135-251	$ 7,000,000
Liberty Mutual Insurance Company	FI4NAB095H006	$ 5,000,000
Lloyd's of London	13012P25	$ 5,000,000
National Casualty Company	XJO2508786	$10,000,000
Twin City Fire Insurance Company	08 FI 0252157-25	$10,000,000
XL Specialty Insurance Company	ELU204424-25	$ 5,000,000

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited
to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective
with the Policy.

Effective date of this endorsement:

By: _____
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

AMEND SETTLEMENT PROVISION

To be attached to and made a part of Policy No. 24-MGU-25-A60816, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V.   SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: _____
                Attorney-in-Fact

ENDORSEMENT NUMBER: 5

AMEND INSURING AGREEMENT

To be attached to and made a part of Policy No. 24-MGU-25-A60816, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section I of this Policy is deleted and replaced with the following:

I.   INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the **Primary Policy**, subject to any more restrictive provisions of the other **Underlying Insurance**, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:_____
                   Attorney-in-Fact

ENDORSEMENT NUMBER: 6

DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE)
AND AMEND SECTION IX (POLICY TERMINATION)

To be attached to and made a part of Policy No. 24-MGU-25-A60816, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)   Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is
         intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to
         give the Insurer written notice as soon as practicable of any cancellation of **Underlying
         Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer
         shall not be liable under this Policy earlier or to any greater extent than it would have been had the
         policy of **Underlying Insurance** not been cancelled.

(2)   The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and
         replaced with the following:

         The Insurer shall not be liable under this Policy earlier or to any greater extent than it would
         have been if the **Insureds** had complied with this condition.

(3)   The following paragraph is added to Section IX:

         This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer
         may cancel this Policy for non-payment of premium by sending not less than 10 days notice
         of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last
         known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective
with the Policy.

         Effective date of this endorsement:

                                        By:_____
                                               Attorney-in-Fact

ENDORSEMENT NUMBER: 7

TREATMENT OF PAYMENTS AS
REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MGU-25-A60816, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)   For purposes of this endorsement:

        (a)   **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

        (b)   **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2)   Notwithstanding anything in the Policy to the contrary:

        (a)   If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

        (b)   If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

                (i)   promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

                (ii)   advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3)   In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have

been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:_____
                    Attorney-in-Fact

ENDORSEMENT NUMBER: 8

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MGU-25-A60816, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2019 (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:_____
Attorney-in-Fact

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

Excess Indemnity Policy



D&O Group
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900   facsimile 860 676 1737

U.S. SPECIALTY INSURANCE COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D.   **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV.   LIMITS OF LIABILITY

A.   The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B.   In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

C.   In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V.   SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI.   CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII.   SUBROGATION AND RECOVERIES

A.   In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B.   Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII.   NOTICES

A.   If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B.   The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1.   the cancellation of any **Underlying Insurance**, or

2.   any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX.   POLICY TERMINATION

A.   This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B.   The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X.   CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI.   AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII.   NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary   President



Policy Number: 08 FI 0252157-25

THE HARTFORD PREMIER EXCESS℠
FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE SUITE 167, MAILZONE V7E BOSTON, MA 02110	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 10 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2025 to 12:01 a.m. on 07/01/2026 (local time at the address shown in **Item 1.**)

Item 3: Limit of Liability each Policy Period:

Single Loss Limit of Liability:	$10,000,000
Aggregate Limit of Liability:	$10,000,000

Item 4: Premium: $31,170

Item 5: Followed Policy:

Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY

Policy Number: 47-EPF-315882-05

Item 6: Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

Item 7. Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-05	$10,000,000	$10,000,000
FEDERAL INSURANCE COMPANY	82484869	$10,000,000 Excess of $10,000,000	$10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-581-74-74	$10,000,000 Excess of $20,000,000	$10,000,000
ICI MUTUAL INSURANCE COMPANY	87153325B	$10,000,000 Excess of $30,000,000	$10,000,000
ALLIED WORLD ASSURANCE COMPANY	C014840/015	$10,000,000 Excess of $40,000,000	$10,000,000
QBE INSURANCE CORPORATION	130005116	$10,000,000 Excess of $50,000,000	$10,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000 Excess of $60,000,000	$10,000,000
CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000 Excess of $70,000,000	$10,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059071251	$10,000,000 Excess of $80,000,000	$10,000,000
AXIS INSURANCE COMPANY	P-001-000158021-06	$5,000,000 Excess of $90,000,000	$5,000,000
ZURICH AMERICAN INSURANCE COMPANY	FIB-0456717-02	$5,000,000 Excess of $95,000,000	$5,000,000

Date 01/08/2026

ENDORSEMENT

This endorsement, effective on 07/01/2025 at 12:01 A.M standard time, forms a part of

Policy No.   08 FI 0252157-25 of the TWIN CITY FIRE INSURANCE CO.

Issued to   FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03300	8/15	QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT
4	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
5	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
6	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
7	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
8	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
9	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
10	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
11	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0252157 and policy No. DA 0252123 shall be $10,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. **Notice of Claim or Wrongful Act**

    A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

        The Hartford
        Hartford Financial Lines
        One Hartford Plaza
        Hartford, CT 06115

        HFPClaims@thehartford.com
        Fax: (917) 464-6000

    B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

      Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

        The Hartford
        Hartford Financial Lines
        One Hartford Plaza
        Hartford, CT 06115

        HFPClaims@thehartford.com
        Fax: (917) 464-6000

II. **All Other Notices**

    A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

            The Hartford
            Hartford Financial Lines
            One Hartford Plaza
            Hartford, CT 06115

            HFPExpress@thehartford.com
            Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:
   The Hartford
   Hartford Financial Lines
   One Hartford Plaza
   Hartford, CT 06115

   HFPExpress@thehartford.com
   Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $50,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
TWIN CITY INSURANCE CO	08 FI 0252157-25	10,000,000	20%
LONDON/ LLOYDS SYNDICATES	B080113012P25	5,000,000	10%
NATIONAL CASUALTY COMPANY	XJO2508786	10,000,000	20%
U.S. SPECIALTY INSURANCE COMPANY	24-MGU-25-A60816	8,000,000	16%
EVEREST NATIONAL INSURANCE COMPANY	FL5FD00135-251	7,000,000	14%
LIBERTY MUTUAL INSURANCE COMPANY	FI4NAB095H006	5,000,000	10%
XL SPECIALTY INSURANCE COMPANY	ELU204424-25	5,000,000	10%

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

(A) receive notice of any Claim submitted for coverage under the **Program**;

(B) make its own determination of whether Loss is covered under the **Program**; and

(C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>TWIN CITY INSURANCE CO</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>LONDON/LLOYDS SYNDICATE</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>NATIONAL CASUALTY COMPANY</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>U.S. SPECIALITY INSURANCE COMPANY</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:8

This endorsement, effective 12:01 am, 07/01/2025 **forms part of policy number** 08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: Everest National Ins. Co.

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: <u>LIBERTY MUTUAL INSURANCE COMPANY</u>

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:10

This endorsement, effective 12:01 am, 07/01/2025 **forms part of policy number** 08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: XL Specialty Insurance Company

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025 **forms part**
of policy number   08 FI 0252157-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I.   Section **III. GENERAL CONDITIONS** is amended as follows:

- Paragraphs (B) and (G) are deleted.

- Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.

- Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.

- Any references to "retention" shall be replaced with "applicable retention or deductible".

II. Section **IV. DEFINITIONS** is amended as follows:

- In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.

A. Morris Tooker, President



U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



Producer Compensation Notice

You can review and obtain information on The Hartford's
producer compensation practices at www.thehartford.com
or at 1-800-592-5717.



Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

October 7, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 2
Floor 10, MA 02116

RE: Fidelity Fixed Income & Asset Allocation
      Policy Number: XJO2508786
      Liability Limit: **$10,000,000 Part of $50,000,000 Excess of $100,000,000 Single Loss Limit of Liability**
                           $10,000,000 Part of $50,000,000 Excess of $100,000,000 Aggregate Limit of Liability

Dear Mary,

Nationwide is pleased to provide you with the enclosed <u>Fidelity Fixed Income & Asset Allocation</u> Policy, with effective dates <u>07/01/2025</u> to <u>07/01/2026</u>, issued by <u>National Casualty Company</u> ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures



Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary   President

The information contained herein replaces any similar information contained elsewhere in the policy.

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address: FIDELITY FIXED INCOME & ASSET ALLOCATION
C/O FMR LLC
88 FALCON , FIRST FLOOR, EAST SIDE, SUITE 167. MAILZONE V7E
BOSTON, MA 02210

Policy No.: XJO2508786
Agent No.: 20408
Renewal No.: XJO2408786

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 10,000,000
B. Aggregate Limit (Financial Institution Bond only): $ 10,000,000
*Aggregate Limit is applicable to FI Bond only — Part of $ 50,000,000

Item 3. **Policy Period:**
07/01/2025 to 07/01/2026 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability ☒ Single ☒ Aggregate	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315882-05	$10,000,000	07/01/2025 - 07/01/2026

DEDUCTIBLE:
$400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $ 100,000,000
Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 100,000,000
Aggregate Limit (Financial Institution Bond only): $ 100,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $31,170 **Terrorism Premium:** $ 0 **Total Premium: Part of** $155,192



Item 6.	Notice of Claims to:	Other Notices to:
	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**



National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XJO2508786   **Effective Date** 07/01/2025

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation   **Agent No.** 20408

UT-COVPG	03-21	COVER PAGE
XJ-D-1	08-22	EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS
UT-SP-2	12-95	SCHEDULE OF FORMS AND ENDORSEMENTS
XJ-P-1	08-17	EXCESS INSURANCE POLICY CRIME AND FIDELITY
UT-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XM-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XM-202	08-17	AMEND CONDITIONS OF COVERAGE
XM-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING
UT- 3G - 2119 - M	09-18	TIE IN OF LIMITS ENDORSEMENT
NOTN0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTN0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

UT-SP-2 (12-95)

EXCESS INSURANCE POLICY
Crime and Fidelity

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

"Financial Insolvency" means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) any other source.

B. In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. 1. In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**



2. In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. **CONDITIONS OF COVERAGE**

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.



National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2508786   Effective Date 07/01/2025

                                                      12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-05	$10,000,000	SEE FOLLOWED POLICY DEDUCTIBLES
1st EXCESS: ACE AMERICAN INSURANCE COMPANY	82484869	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-581-74-74	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153325B	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, LTD.	C014840/015	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005116	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059071251	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158021-06	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	FIB 0456717-02	$5,000,000	$95,000,000

UT-358 (12-07)

Underwritten by National Casualty Company

ENDORSEMENT
NO. ___1___

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508786	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A.   The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1)   The **Underlying Insurers** under the **Underlying Policies;**

(2)   The **Insured,** including payments made on behalf of the **Insured;**

(3)   A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4)   Any third-party.

All other terms and conditions of this Policy remain unchanged.



AUTHORIZED REPRESENTATIVE   DATE



Underwritten by National Casualty Company

ENDORSEMENT
NO. _____2_____

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508786	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

_____   /   _____
AUTHORIZED REPRESENTATIVE   DATE



ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508786	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $50,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
National Casualty Company	XJO2508786	$10,000,000	20.00%
Liberty Mutual Insurance Company	FI4NAB095H006	$5,000,000	10.00%
XL Specialty Insurance Company	ELU204424-25	$5,000,000	10.00%
Everest National Insurance Company	FL5FD00135-251	$7,000,000	14.00%
Mosaic Syndicate 1609	13012P25	$5,000,000	10.00%
U.S. Specialty Insurance Company	24-MGU-25-A60816	$8,000,000	16.00%
Twin City Fire Insurance Company	08 FI 0252157-25	$10,000,000	20.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**

3. Each Participating Insurer shall:

   A. receive notice of any **Claim** submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**

4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:



Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.


_____/_____

AUTHORIZED REPRESENTATIVE   DATE



**ENDORSEMENT
NO. _____4_____**

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508786	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

_____   _____
AUTHORIZED REPRESENTATIVE   DATE



ENDORSEMENT
NO. _____ 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508786	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all **Claims** under this policy and all **Claims** under policy number **_XMF2500061_** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.



AUTHORIZED REPRESENTATIVE   DATE

 

National Casualty Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE
NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.





Allianz ⓘⅡ

ALLIANZ COMMERCIAL

Insurance
Policy



POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

This Notice applies with respect to policies affording the following coverages:
Contractors Pollution Liability Coverage
Cyber Coverage
Directors and Officers Liability Coverage
Employment Practices Liability Coverage
Fiduciary Liability Coverage

Coverage for Acts of Terrorism is included in your Policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an Act of Terrorism in Section 102(1) of the Act: The term "Act of Terrorism" means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an Act of Terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence policy or affect the conduct of the United States Government by coercion.

Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your Policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

THE PREMIUM CHARGED FOR THIS COVERAGE IS $0 AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

THE INSURED ACKNOWLEDGES THAT IT HAS BEEN NOTIFIED: (i) THAT UNDER THE TERRORISM RISK INSURANCE ACT, AS AMENDED, ANY LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM UNDER ITS POLICY, COVERAGE MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT AND MAY BE SUBJECT TO A $100 BILLION CAP THAT MAY REDUCE THE INSURED'S COVERAGE; and (ii) OF THE PORTION OF PREMIUM ATTRIBUTABLE TO SUCH COVERAGE.



EXCESS PROTECT
EXCESS FOLLOW FORM INSURANCE POLICY

THIS IS A CLAIMS-MADE POLICY THAT ONLY COVERS CLAIMS MADE DURING THE POLICY PERIOD OR APPLICABLE EXTENDED REPORTING PERIOD. DEFENSE COSTS ARE INCLUDED WITHIN AND MAY EXHAUST THE LIMITS OF INSURANCE. THE INSURER HAS NO DUTY TO DEFEND THIS POLICY UNLESS OTHERWISE PROVIDED FOR BY UNDERLYING INSURANCE.

The Declaration and Policy wording, including any endorsements, shall constitute the entire contract between the *Insurer* and the *Insured*. All italicized terms, whether in singular or plural, shall have the meaning set forth in the Declarations or Definitions section of the Policy.

DECLARATIONS

Insurer: Allianz Global Risks U.S. Insurance Co., a stock company   *Policy Number*: USF05426225

Policyholder: Principal Address:	Fidelity Equity and High Income Funds c/o FMR LLC, 88 Falcon Ave,First Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02199
Policy Period:	From: July 1, 2025 To: July 1, 2026 as of 12:01 AM at the *Policyholder*'s Principal Address
Limit of Insurance:	USD$2,500,000 part of $25,000,000 excess $150,000,000
Premium:	USD$7,500
Followed Policy:	Insurer: Berkshire Hathaway Specialty Insurance Company Policy Number: 47-EPF-315882-05 Coverage Type: Excess Bond
Underlying Insurance:	See Schedule of Underlying Insurance
Notices to the *Insurer*:	Allianz Global Risks U.S. Insurance Company Attention: Financial Lines - Claims Department 225 West Washington Street, Suite 1800 Chicago, IL 60606-3484 Email for First Notice of Loss: NewLoss@agcs.allianz.com Phone Number for First Notice of Loss: 1-(800) 347-3428 Phone Number for Existing Claims: 1-(800) 870-8857
Producer:	Willis Towers Watson Northeast Inc. The Prudential Tower 800 Boylston Street Boston, MA 02210
Endorsements:	See Schedule of Forms



IN WITNESS CLAUSE

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President and Secretary.

_____
Secretary

_____
President

144952 07 24   Page 1 of 1



Policyholder: Fidelity Equity and High Income Funds
Policy Number: USF05426225
Effective Date: July 1, 2025

SCHEDULE OF UNDERLYING INSURANCE

Underlying Insurance:

Policy Type	Insurer	Policy #	Limit of Insurance	Excess of
Primary	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000	$400,000
Excess	Federal Insurance Company	82484869	$10,000,000	$10,000,000
Excess	National Union Fire Insurance Company of Pittsburgh, P.A.	01-581-74-74	$10,000,000	$20,000,000
Excess	ICI Mutual Insurance Company	87153325B	$10,000,000	$30,000,000
Excess	Allied World Assurance Company	C014840/015	$10,000,000	$40,000,000
Excess	QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Excess	Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
Excess	Continental Casualty Company	287042220	$10,000,000	$70,000,000
Excess	Starr Indemnity & Liability Company	1000059071251	$10,000,000	$80,000,000
Excess	Axis Insurance Company	P-001-000158021-06	$10,000,000	$90,000,000
Excess	Zurich American Insurance Company	FIB 0456717-02	$10,000,000	$95,000,000
Excess	Lloyds of London Syndicate (Mosaic)	13016P25	$5,000,000 part of $50,000,000	$100,000,000
Excess	National Casualty Company	XJO2508785	$10,000,000 part of $50,000,000	$100,000,000
Excess	Twin City Fire Insurance Company	08 FI 0252161-25	$10,000,000 part of $50,000,000	$100,000,000
Excess	U.S. Specialty Insurance Company	24-MGU-25-A60818	$8,000,000 part of $50,000,000	$100,000,000
Excess	Everest National Insurance Company	FL5FD00012-251	$7,000,000 part of $50,000,000	$100,000,000
Excess	Liberty Mutual Insurance Company	FI4NAB095D006	$5,000,000 part of $50,000,000	$100,000,000
Excess	XL Specialty Insurance Company	ELU204425-25	$5,000,000 part of $50,000,000	$100,000,000



Policyholder: Fidelity Equity and High Income Funds
Policy Number: USF05426225
Effective Date: July 1, 2025

SCHEDULE OF FORMS

End #	Form Name	Form Number
	Policyholder Disclosure Notice of Terrorism Insurance Coverage	PHN7157 01 25
	Excess Follow Form Declarations	PX2100 03 25
	In Witness Clause	144952 07 24
	Schedule of Underlying Insurance	PX3100 03 25
	Schedule of Forms	DO1200 03 25
	Excess Protect - Excess Follow Form Insurance Policy	PX4100 03 25
1	Cap on Losses from Certified Acts of Terrorism	145989 01 25
2	Pending and Prior Proceeding Exclusion Endorsement	PX3101 03 25
3	Full Conformance with State Statutes Endorsement	DOXMAN1209 03 25
4	Limit of Liability Amended (Tie-In of Limits – Absolute)	DOXMAN1233 08 15
5	Quota Share Participation Endorsement	PX3106 03 25
6	Exhaustion Provision Amendatory Endorsement	DOXMAN(1319)-MU (09/22)
7	Excess Enhancement Endorsement	DOXMAN1385 03 25



EXCESS PROTECT
EXCESS FOLLOW FORM INSURANCE POLICY

In consideration of the payment of *Premium* and in reliance upon all representations made in and provided with the application for this Policy, the *Insurer* and *Insured* agree as follows:

I.   INSURING AGREEMENT

Upon the exhaustion of the *Underlying Limits* by payments made by the insurers of the *Underlying Insurance*, *Insured*, or any other source on behalf of the *Insured*, the *Insurer* shall pay *Loss* to, or on behalf of, the *Insured* in accordance with the terms and conditions of the *Followed Policy* in effect at the inception of the *Policy Period*, subject to this Policy's *Limit of Insurance* and terms and conditions, including any endorsements. This Policy does not provide broader coverage than provided by the *Followed Policy* unless otherwise specified in an endorsement to this Policy.

II.   DEFINITIONS

All italicized terms, whether in singular or plural, shall have the meaning stated in the Declarations or this Definitions section.

Insured means the entities and natural persons qualifying as insureds under the *Followed Policy*.

Loss means the categories of payments that are covered under and erode the limits of insurance of the *Followed Policy*.

Underlying Insurance means the policies listed as Underlying Insurance in the Schedule of Underlying Insurance, including the *Followed Policy*.

Underlying Limits mean the total limits of insurance of the *Underlying Insurance*, and any applicable retentions or deductibles.

III.   CONDITIONS

(A) The *Limit of Insurance* is the *Insurer's* maximum liability for all payments under this Policy.

(B) As a condition precedent to coverage, the *Insured* shall give written notice of *Loss* to the *Insurer* at the address stated in the Declarations in accordance with the notice provisions of the *Followed Policy*.

(C) Any written notices under this Policy shall be given to the *Policyholder* at its Principal Address stated in the Declarations.

(D) The *Insurer* has the right, but not the obligation, to associate in the investigation, settlement, defense, or appeal of any claim or matter that the *Insurer* reasonably believes may result in the payment of *Loss* under this Policy.

(E) This Policy does not provide coverage excess of any sublimit or additional limit of insurance available in the *Underlying Insurance*; however, the *Insurer* shall recognize the payment of any sublimit as eroding the *Underlying Limits*.

(F) If any term or condition of the *Followed Policy* is modified, as a condition precedent to coverage, the *Insured* shall provide the *Insurer* with notice and full particulars of such modification and secure the *Insurer's* written consent (which shall not be unreasonably withheld or delayed).

(G) Failure to maintain *Underlying Insurance* shall result in the *Insured* becoming self-insured for the *Underlying Limits* and shall not relieve the *Insurer* of any obligations under this Policy.

(H) This Policy does not apply to the extent that any foreign or U.S. economic or trade sanctions, including those sanctions administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC), prohibits the provision of insurance.



Allianz

Endorsement Number: 1

Policy Number: USF05426225
Policyholder: Fidelity Equity and High Income Funds
Endorsement Effective Date: July 1, 2025

Cap on Losses from Certified Acts of Terrorism

This Endorsement modifies insurance provided under policies affording the following coverages:

Contractors Pollution Liability Coverage
Cyber Coverage
Directors and Officers Liability Coverage
Employment Practices Liability Coverage
Fiduciary Liability Coverage

It is agreed that:

1 If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and the Insurer (the company providing coverage under this Policy) has met its Insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

   Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act, as amended. The criteria contained in the Terrorism Risk Insurance Act for a **Certified Act of Terrorism** include the following:

   a. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

   b. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

2 The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any “loss” that is otherwise excluded under this Policy.

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



Allianz

Endorsement Number: 2

Policy Number: USF05426225
Policyholder: Fidelity Equity and High Income Funds
Endorsement Effective Date: July 1, 2025

Prior and Pending Proceeding Exclusion Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. The Declarations is amended to add:

   P&P Date: July 1, 2024

2. The following is added as an Exclusion to the Policy:

   The *Insurer* shall not be liable for that portion of *Loss* arising out of any *Claim* based upon or arising out of any fact, circumstance, situation, Wrongful Act, or Related Wrongful Act underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding or investigation, including any alternative dispute resolution proceeding, against any *Insured* as of or prior to the applicable *P&P Date* set forth in the Declarations (above).

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



Policy Number: USF05426225
Policyholder: Fidelity Equity and High Income Funds
Endorsement Effective Date: July 1, 2025

Full Conformance with State Statutes Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

Section III, Conditions, is amended to add:

In the event of any inconsistency between any state amendatory endorsement attached to this Policy and any term or condition of this Policy, the *Insurer* will resolve the inconsistency by applying the provision that is more favorable to the *Insured*, to the extent permitted by applicable law.

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



Limit of Liability Amended Endorsement
(Tie-In of Limits – Absolute)

Policy Number	Effective Date	Producer
USF05426225	July 01, 2025	Willis Towers Watson Northeast Inc.

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

I.   Subsection 2.2 in General Conditions is amended to add the following to the end thereof:
       The combined **Limit of Liability** of the **Insurer** for all **Loss** under both this Policy and also under an **Other Allianz Policy** shall be $2,500,000
       Accordingly, the **Limit of Liability** for **Loss** under this Policy shall be reduced by **Loss** incurred under the **Other Allianz Policy** because the **Limit of Liability** under the **Other Allianz Policy** is now part of and not in addition to the **Limit of Liability** of this Policy as set forth in Item 3 of the Declarations of this Policy.
       Nothing in this endorsement shall be construed to increase the **Insurer's Limit of Liability** set forth the Declarations of such **Other Allianz Policy** which shall remain the maximum liability of the **Insurer** for all **Loss** under such **Other Allianz Policy**, or the **Insurer's Limit of Liability** under this Policy as set forth in Item 3 of the Declarations of this Policy which shall remain the maximum liability of the **Insurer** for all **Loss** in the aggregate under this Policy.

II.   The following is added to the Definitions Section:
       Other Allianz Policy means policy number USF05426325   issued to Fidelity Equity and High Income Funds by Allianz Global Risks US Insurance Company (or any renewal or replacement of such policy or which succeeds such policy in time).

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.



Allianz

Endorsement Number: 5

Policy Number: USF05426225
Policyholder: Fidelity Equity and High Income Funds
Endorsement Effective Date: July 1, 2025

Quota Share Participation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. *Limit of Insurance* in the Declarations is deleted and replaced with:

   Total Limit of Insurance: US$ 25,500,000

   Insurer's Quota Share Amount: US$ 2,500,000

2. Section I, Insuring Agreement, is amended to add:

   This Policy is part of a quota share participation arrangement with the Participating Insurers set forth in the Schedule (below). Each Participating Insurer is only liable for the corresponding amount of the *Limit of Insurance* set forth below. The liability for each Participating Insurer, including the *Insurer*, is several and not joint. The failure of any Participating Insurer to pay its applicable share of the *Limit of Insurance* shall not increase the liability of any other Participating Insurer. Each Participating Insurer will make its own coverage determination for its respective policy. A Participating Insurer's coverage determination shall not be imputed to any other Participating Insurer.

3. Section III(A) is deleted and replaced with:

   The Insurer's Quota Share Amount, set forth in the Declarations (above), is the *Insurer*'s maximum liability for payments under this Policy.

Schedule

Participating Insurer	Policy Number	Participation Amount
Berkley Professional Liability	BPRO8126546	US$ 5,000,000 part of $25,000,000 excess $150,000,000
Endurance American Insurance Company	FIX30063541401	US$ 2,500,000 part of $25,000,000 excess $150,000,000
Old Republic Insurance Company	ORPRO 12 106583	US$ 2,500,000 part of $25,000,000 excess $150,000,000
National Casualty Company	XJO2508997	US$ 2,500,000 part of $25,000,000 excess $150,000,000
Arch Reinsurance Ltd	FIF400443/01/2025	US$ 2,500,000 part of $25,000,000 excess $150,000,000
Liberty Specialty Markets Agency Limited	LSMAFL494786A	US$ 2,500,000 part of $25,000,000 excess $150,000,000
Twin City Fire Insurance Co.	08 FI 0664498-25	US$ 5,000,000 part of $25,000,000 excess $150,000,000



Allianz Global Risks US   USF05426225   US$ 2,500,000 part of $25,000,000 excess
Insurance Company $150,000,000

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



Exhaustion Provision Amended Endorsement

Policy Number	Effective Date
USF05426225	July 01, 2025

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

Subsection 2.1 in General Conditions is deleted in its entirety and replaced with the following:

> Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds**, and/or any other source. The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.



Allianz

Endorsement Number: 7

Policy Number: USF05426225
Policyholder: Fidelity Equity and High Income Funds
Endorsement Effective Date: July 1, 2025

Excess Enhancement Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. The preamble is deleted and replaced with:

   In consideration of the payment of *Premium*, the *Insurer* and *Insured* agree as follows:

2. Section I, Insuring Agreement, the phrase "in effect at the inception of the *Policy Period*" is deleted.

3. Section II, *Insured*, is deleted and replaced with:

   Insured has the same meaning as set forth in the *Followed Policy*.

4. Section II, *Loss*, is deleted and replaced with:

   Loss has the same meaning as set forth in the *Followed Policy*.

5. Section III, Conditions, is amended to add:

   For the avoidance of doubt, the *Insurer* shall recognize erosion of the *Underlying Limits* by any payment made in respect of losses determined by the insurers of the *Underlying Insurance* to be subject to cover. In addition, the *Insurer* shall recognize erosion of the *Underlying Limits* by any payment made in respect of losses by reason of cover provided by any *Underlying Insurance* whether or not such cover is also provided by this Policy.

6. Section III(B), Conditions, is deleted and replaced with:

   The *Insured* shall give written notice of any *Claim* to the *Insurer* at the address stated in the Declarations in accordance with the notice provisions of the *Followed Policy*.

7. Section III(D), Conditions, is amended to add:

   The failure of an *Insured* to give cooperation and information as requested by the *Insurer* shall not impair the rights of any other *Insured* under this Policy.

8. Section III(F), Conditions, is deleted and replaced with:

   If any term or condition of the *Followed Policy* is modified following the inception of the *Policy Period*, such modification shall not be effective under this Policy without the *Insurer*'s written consent (which shall not be unreasonably withheld, conditioned, or delayed).

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

"BERMUDA SHORTS" FORM

THIS IS A CLAIMS MADE POLICY. DEFENSE COSTS ARE INCLUDED IN THE LIMIT OF LIABILITY.
Except as otherwise provided herein, this Policy covers only Claims first made against the
Insureds during the Policy Period. PLEASE READ THIS POLICY CAREFULLY.

DECLARATIONS

Policy No.:   **FIF400443/01/2025**

Item 1.	**Named Insured:** **Address:**	**Fidelity Equity and High Income Funds** 88 Black Falcon First Floor, East Side, Suite 167 Mailzone V7E Boston, MA 02210 U.S.A.

Item 2.	**Policy Period:** From: To:	 July 1, 2025 July 1, 2026 12:01 a.m. local time at the address stated in Item 1.

Item 3.	**Limit of Liability:**	$2,500,000 part of $25,000,000

Item 4:   **Underlying Insurance:**

	Insurer	**Limit of Liability**	**Attachment**
Primary Policy:	Berkshire Hathaway Specialty Insurance Company	$10,000,000	
1st Excess:	ACE American Insurance Company	$10,000,000	$10,000,000
2nd Excess:	National Union Fire Insurance Company of Pittsburgh, Pa.	$10,000,000	$20,000,000
3rd Excess:	ICI Mutual Insurance Company	$10,000,000	$30,000,000
4th Excess:	Allied World Assurance Company, AG	$10,000,000	$40,000,000
5th Excess:	QBE Insurance Corporation	$10,000,000	$50,000,000
6th Excess:	Travelers Casualty and Surety Company of America	$10,000,000	$60,000,000
7th Excess:	Continental Casualty Company	$10,000,000	$70,000,000
8th Excess:	Starr Indemnity & Liability Company	$10,000,000	$80,000,000

EADOS016

9th Excess:	AXIS Insurance Company	$5,000,000	$90,000,000
10th Excess:	Zurich American Insurance Company	$5,000,000	$95,000,000
11th Excess:	Ironshore Indemnity Inc.	$5,000,000 p/o $50,000,000	$100,000,000
	Mosaic Syndicate Services Limited	$5,000,000 p/o $50,000,000	$100,000,000
	XL Specialty Insurance Company	$5,000,000 p/o $50,000,000	$100,000,000
	Everest National Insurance Company	$7,000,000 p/o $50,000,000	$100,000,000
	U.S. Specialty Insurance Company	$8,000,000 p/o $50,000,000	$100,000,000
	Twin City Fire Insurance Co.	$10,000,000 p/o $50,000,000	$100,000,000
	Freedom Specialty Insurance Company	$10,000,000 p/o $50,000,000	$100,000,000

Item 5.   **Extended Reporting Period:**   As per the Primary Policy
Additional Period:
Additional Premium:

Item 6.   **Notice to Insurer:**

Notice Of **Claim(s)** To Be Sent To:	All Other Notices To Be Sent To:
Arch Reinsurance Ltd	Arch Reinsurance Ltd
Waterloo House, Ground Floor	Waterloo House, Ground Floor
100 Pitts Bay Road	100 Pitts Bay Road
Pembroke	Pembroke
Bermuda HM 08	Bermuda HM 08
Fax (441) 278 9276	Fax (441) 278 9276
Attention: Professional Claims	Attention: Professional Underwriting
Email: professionalclaims@archinsurance.bm	

Item 7.   **Policy Premium:** $7,500

Countersigned at Hamilton, Bermuda on the **25th** day of **September 2025**.

Authorized Representative

EADOS016





ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

In consideration of the payment of the premium and in reliance upon the **Application**, the Insurer specified in the Declarations (the "**Insurer**") and the **Insureds** agree as follows:

I.   INSURING AGREEMENT

This Policy provides excess coverage after exhaustion of the **Underlying Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** as of the inception of this Policy. Notwithstanding the foregoing, this Policy shall provide no broader coverage than the most restrictive policy of **Underlying Insurance** and shall not be subject to any "state amendatory" or similar state specific endorsement to the **Primary Policy**.

II.   EXHAUSTION OF THE UNDERLYING LIMIT

A.   The **Underlying Limit** shall be exhausted by payment, in legal currency, of covered **Loss** by the insurers of **Underlying Insurance**, the **Insureds**, or any **DIC Insurer**.

B.   If this Policy becomes primary insurance because of the exhaustion of the **Underlying Limit**, the applicable deductible or retention of the **Primary Policy** shall apply to each **Claim** handled by the **Insurer** on a primary insurance basis. No deductible or retention shall apply to any **Claim** handled by the **Insurer** on an excess insurance basis.

C.   If any policy of **Underlying Insurance** grants any coverage subject to a sub-limit of liability, this Policy shall not offer such coverage. However, this Policy shall recognize any reduction of the **Underlying Limit** by any payment under such coverage.

III.   DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A.   "**Application**" and "**Claim**" shall have the same meaning specified for such terms in the **Primary Policy**.

B.   "**Loss**" shall have the same meaning specified for such term in the **Primary Policy**, except that punitive damages are included within **Loss** to the extent such damages are legally insurable under the internal laws of England and Wales, notwithstanding anything to the contrary in the **Primary Policy**.

C.   "**DIC Insurer**" means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

D.   "**Insureds**" means all persons and entities entitled to coverage under the **Primary Policy**.

EADOS016



E. "**Primary Policy**" and any "**Underlying Excess Policies**" are identified in Item 4 of the Declarations.

F. "**Underlying Insurance**" means the **Primary Policy** and any **Underlying Excess Policies**.

G. "**Underlying Limit**" means the aggregate sum of all limits of liability of all **Underlying Insurance** as shown in Item 4 of the Declarations.

IV. LIMIT OF LIABILITY

The Limit of Liability specified in Item 3 of the Declarations is the maximum aggregate amount that the **Insurer** shall pay under this Policy for all covered **Loss**, including, without limitation, defense costs.

V. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate in the investigation, settlement and defense of any **Claim** noticed under this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

VI. EXTENDED REPORTING PERIOD

If the **Insureds** elect and are granted an extended reporting period or discovery period under all **Underlying Insurance**, then the **Insureds** shall also be entitled to elect an extended reporting period under this Policy. Such extended reporting period shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** provided that the premium and duration of such extended reporting period shall be as specified in Item 5 of the Declarations.

VII. MAINTENANCE OF UNDERLYING INSURANCE

All **Underlying Insurance** shall be maintained in full effect. Failure to maintain any **Underlying Insurance** shall: (i) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (ii) not relieve the **Insurer** of any obligation under this Policy.

VIII. CHANGES

This Policy shall not be changed or assigned in any manner except by written agreement of the **Insurer**.

IX. ARBITRATION

No provision of the **Primary Policy** as respects service of suit, submission to the jurisdiction of any court or other provision of the **Primary Policy** relating to the resolution of disputes, controversies or claims shall apply to this Policy, and the following shall apply to this Policy:

A. Any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or alleged invalidity thereof shall be finally and fully determined in London, England under the provisions of the Arbitration Act of 1996 (the "Act"), and/or any statutory modifications or amendments thereto, for the time being in force, by a Board composed of three arbitrators to be selected for each controversy as follows:



Any party may, in the event of a dispute, controversy or claim, notify the other party or parties to such dispute, controversy or claim of its desire to arbitrate the matter, and at the time of such notification the party desiring arbitration shall notify the other party or parties of the name of the arbitrator selected by it. The other party who has been so notified shall within thirty (30) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within thirty (30) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of thirty (30) calendar days, apply to a judge of the High Court of Justice of England and Wales for the appointment of a second arbitrator and in such a case the arbitrator appointed by such a judge shall be deemed to have been nominated by the party or parties who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within thirty (30) calendar days after the appointment of the second arbitrator choose a third arbitrator. In the event of the failure of the first two arbitrators to agree on a third arbitrator within said thirty (30) calendar day period, either of the parties may within a period of thirty (30) calendar days thereafter, after notice to the other party or parties, apply to a judge of the High Court of Justice of England and Wales for the appointment of a third arbitrator and in such case the person so appointed shall be deemed and shall act as a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Board of Arbitration for the controversy in question shall then be deemed fixed.

B.   The arbitration hearing shall be located, at the election of the **Insured** parties, in London, England; Bermuda; Toronto, Canada; or Vancouver, British Columbia. The Board of Arbitration shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may prescribe reasonable rules and regulations governing the course and conduct of the arbitration proceeding, including, without limitation, discovery by the parties.

C.   The Board of Arbitration shall, within ninety (90) calendar days following the conclusion of the hearing, render its decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all the parties thereto. In case the Board of Arbitration fails to reach a unanimous decision, the decision of the majority of the members of said Board shall be deemed to be the decision of the Board and the same shall be final and binding on the parties thereto. Such decision shall be a complete defense to any attempted appeal or litigation of such decision in the absence of fraud or collusion. Without limiting the foregoing, the parties waive any right to appeal, and/or seek collateral review of the decision of the Board of Arbitration by any court or other body to the fullest extent permitted by applicable law, including, without limitation, application or appeal under Sections 45 or 69 of the Act.

D.   In the event that the **Insureds** prevail in the arbitration proceeding, then the **Insurer** shall pay to such **Insureds** the attorneys' fees, expert fees and other necessary out-of-pocket costs and expenses reasonably incurred by such **Insureds** in the arbitration proceeding and shall pay the fees and expenses of the Board of Arbitration, such payment to be in addition to and not part of any applicable Limit of Liability under this Policy. In the event the **Insurer** prevails in the arbitration proceeding, then such fees and expenses of the **Insurer** shall be paid as may be ordered by the Board of Arbitration within its sole discretion.



X.   GOVERNING LAW AND INTERPRETATION

This Policy, and any dispute, controversy or claim arising out of or relating to this Policy, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, except insofar as such laws: (i) may prohibit payment hereunder in respect of punitive damages; (ii) pertain to the procurement, issuance, delivery, renewal, nonrenewal or cancellation of policies of insurance or the regulation under New York Insurance Law, or regulations issued by the Insurance Department of the State of New York pursuant thereto, applying to insurers doing insurance business within the State of New York or as respects risks or insureds situated in the State of New York; or (iii) are inconsistent with any provisions of this Policy.

Notwithstanding anything herein to the contrary, the provisions, stipulations, exclusions and conditions of this Policy are to be construed in an evenhanded fashion as between the parties. Without limitation, where the language of this Policy is deemed to be ambiguous or otherwise unclear, the issue shall be resolved in the manner most consistent with the relevant provisions, stipulations, exclusions and conditions (without regard to authorship of the language, without any presumption or arbitrary interpretation or construction in favor of either the **Insureds** or the **Insurer**, without reference to the "reasonable expectations" of either thereof or to contra proferentem and without reference to parol or other extrinsic evidence). To the extent that New York law is inapplicable by virtue of any exception or proviso enumerated above or otherwise, and as respects any arbitration procedure pursuant to this Section 9 above, the internal laws of England and Wales shall apply.





Endorsement No.: **1**
This endorsement, effective: **July 1, 2025** (at 12:01 A.M. prevailing time at the address of the Insured Company as shown in item 1 of the Declarations)
Forms a part of Policy No.: **FIF400443/01/2025**
Issued to: **Fidelity Equity and High Income Funds**
By: **Arch Reinsurance Ltd.**

TIE-IN OF LIMIT ENDORSEMENT

In consideration of the premium charged, it is agreed that the following is added to this Policy, notwithstanding anything to the contrary in the Primary Policy:

It is expressly agreed that this Policy and Policy Number **BFI400441/01/2025** issued by Arch Reinsurance Ltd (the "Other Policy") share a single limit of liability. Therefore:

(1) The Insurer's maximum limit of liability for all Loss, including Defense Expenses, under this Policy, and for all Loss, including Defense Expenses, under the Other Policy, in the aggregate, will not exceed **$2,500,000**.

(2) Any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy. Similarly, any payments by the Insurer under the Other Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of Claims under this Policy.

(3) When the sum total of Claims under this Policy and claims under the Other Policy equals **$2,500,000**, then the Insurer's obligations under this Policy and the Other Policy shall be completed fulfilled and extinguished.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

EA1054





Liberty Specialty Markets Agency Limited
141 Front Street
Hamilton HM 19, Bermuda
v: 441 279 7000

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

POLICY NO.: LSMAFL494786A

Item 1.	Insured:	Fidelity Equity and High Income Funds (and others as more fully described in the Followed Policy)
	Insured Address:	c/o FMR LLC 88 Black Falcon Ave First Floor, East Side, Suite 167 Mailzone V7E Boston, MA 02210
Item 2.	Coverage Provided:	Excess Fund Crime Coverage
Item 3.	Followed Policy:	Insurer: Berkshire Hathaway Specialty Insurance Company Policy number: 47-EPF-315882-05
Item 4.	Policy Period:	From 12:01 A.M. on July 1, 2025 To 12:01 A.M. on July 1, 2026 (Local time at the address shown in Item 1.)
Item 5.	Premium:	USD 7,500
Item 6.	Limit of Liability:	USD 2,500,000 Part of USD 25,000,000 for all covered loss under all coverages per claim and in the aggregate.
Item 7.	Underlying Policy Limits:	USD 150,000,000 (Underlying policies as bound and/or issued and on file with the Company, herein referred to as the "Underlying Policies") all covered loss under all coverages per claim and in the aggregate
Item 8.	Endorsements at issuance:	(1) 105.2 Quota Share Endorsement (2) MANU Tie-In Of Limits Endorsement (3) 404.3 Sanctions Limitation Endorsement
Item 9.	Name and address for all notices under this policy:	
	(a) Claims: Or:	BermudaClaims@libertyglobalgroup.com Liberty Specialty Markets Agency Limited Attention: Claims Manager 141 Front Street Hamilton HM19, Bermuda
	(b) All other notices:	Liberty Specialty Markets Agency Limited Attention: Underwriting Department 141 Front Street Hamilton HM19, Bermuda



EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

Item 10.	The Company:	Liberty Specialty Markets Agency Limited for and on behalf of subscribing Insurers as follows: 100% Liberty Specialty Markets Bermuda Limited

Item 11.	Declaration:	The subscribing Insurers' obligations under this Policy are several and not joint and are limited solely to the extent of their individual subscriptions. No subscribing Insurer is responsible for the subscription of any co-subscribing Insurer.

THESE DECLARATIONS, THE POLICY FORM AND ANY ENDORSEMENTS ATTACHED HERETO, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING FOR THE FOLLOWED POLICY, ANY UNDERLYING POLICIES AND THIS POLICY, CONSTITUTE THE INSURANCE POLICY WHICH THE COMPANY HAS ISSUED IN RELIANCE UPON THE COMPLETENESS AND ACCURACY OF THE APPLICATION(S) AND OTHER INFORMATION PROVIDED TO THE COMPANY BY OR ON BEHALF OF THE INSURED.

_____
Authorized Representative



EXCESS FOLLOW FORM LIABILITY POLICY

A. INSURING AGREEMENT

The Company shall indemnify the Insured for covered loss in accordance with the terms, conditions and limitations of the Followed Policy in effect at inception, as modified by and subject to the terms, conditions and limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage than that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto.

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

C. PUNITIVE DAMAGES

This Policy shall cover punitive damages notwithstanding whether or not punitive damages are insurable under the law(s) applicable to the Underlying Policies. The coverage afforded by this paragraph is included within, and does not increase the Limit of Liability. In the event any of the Underlying Policies do not cover punitive damages, the Insured shall be self-insured with respect to such damages.

D. CLAIMS

This Policy shall follow the claims provisions of the Followed Policy with notice hereunder being sent to the Company at either address stated in Item 9 (a) above. In matters regarding claims, the Company shall act on its own behalf with respect to the handling and settlement of any claim and shall have the right, but not duty, to effectively associate with the Insured regarding the investigation, defense, negotiation of settlement and settlement of any claim that is or reasonably could be covered in whole or in part by this Policy. The Insured shall do nothing that may prejudice the Company's position or potential rights of recovery.



EXCESS FOLLOW FORM LIABILITY POLICY

E. MODIFICATION AND CANCELLATION

Modification of any term, condition, limitation or exclusion of the Followed Policy or the Underlying Policies not agreed upon prior to the binding date of this Policy shall alter the terms of this Policy only upon the written consent of the Company. Written consent at the sole discretion of the Company by endorsement is required with respect to modifications which: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium. This Policy shall follow the cancellation terms of the Followed Policy, except that in the event the Company cancels this Policy for non-payment of premium this Policy shall be void ab initio.

F. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the applicable law as set forth in the Followed Policy. In the event the Followed Policy does not specify a choice of law, this Policy, shall be construed and enforced in accordance with the laws of the State of New York. Notwithstanding the foregoing, at all times Paragraph C above shall always be construed and enforced solely in accordance with the laws of Bermuda. Notwithstanding any law, rule of construction or Underlying Policy language to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insurer and an insured.

G. ALTERNATIVE DISPUTE RESOLUTION AND STATE STATUTES

This Policy shall follow the Arbitration or Alternative Dispute Resolution (collectively "ADR") terms of the Followed Policy. In the event the Followed Policy does not provide for ADR, then any dispute arising out of or in connection with this Policy shall be referred to and fully and finally resolved solely by Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto, with the number of arbitrators being set at three and both parties agreeing to bear the costs of their own arbitrator with the remaining costs borne equally by both parties.

Notwithstanding any provision of the Followed Policy or Underlying Policies, this Policy shall not conform to the Statutes of any State of the United States of America, its territories, possessions or Puerto Rico and the Company does not consent to either the service of suit within the United States of America, its territories, possessions or Puerto Rico or the jurisdiction of any federal, territorial or state court of the United States of America, its territories, possessions or Puerto Rico.

IN WITNESS WHEREOF, the Company has caused this Policy to be signed by its duly appointed Authorized Representative on September 10, 2025

_____
Authorized Representative



Bermuda Personal Information Protection Act 2016

1. In respect of any personal information processed under or in connection with the Agreement, each of the Parties shall
   a. comply at all times with their respective obligations under applicable laws;
   b. protect personal information with appropriate safeguards against risk; and
   c. notify the other Parties without undue delay after becoming aware of an actual or reasonably suspected breach of security leading to the loss or unlawful destruction or unauthorised disclosure of or access to personal information.

2. The Parties shall only use personal information to the extent reasonably required for the purposes of this Agreement. The Parties shall not disclose personal information to any third parties other than to the extent necessary for the performance of its obligations under this Agreement.

3. To the extent that transfers of personal information between the Parties involve a transfer from Bermuda to an overseas third party, the Parties shall ensure that appropriate safeguards are implemented to ensure a comparable level of protection for personal information is provided by the overseas third party.

4. On termination of this Agreement, for whatever reason, the Parties shall ensure that personal information ceases to be used and (as shall be separately agreed between the parties) is erased, destroyed or returned, unless otherwise required by applicable laws.

5. In the event of a request from an individual in connection with such individual's personal information pursuant to a right under PIPA, the Parties shall ensure that
   a. the party who has received the request notifies the other Party promptly; and
   b. the Parties cooperate fully and provide each other with reasonable assistance as required in order to comply with their obligations under applicable laws.

6. On receipt of any request or enquiry from a Regulator that relates to relevant personal information, each party shall, so far as legally permissible, promptly notify the other and shall provide the other with all reasonable cooperation and assistance to allow the party in receipt of the request to respond.

7. If you provide Us with personal information of another individual, You must

   a. take all reasonably practicable steps to ensure that the individual to whom the personal information relates is aware that We will use their personal information; and
   b. unless all uses made, or to be made, of their personal information under or in connection with this agreement are within the reasonable expectations of the individual to whom the personal information relates, show them Our privacy notice, available at https://www.libertymutualgroup.com/about-lm/corporate-information/privacy-policy



How Liberty Mutual Bermuda uses personal information

Liberty Mutual Bermuda takes the protection of personal information seriously and is committed to protecting individuals' privacy.

In order for us to deliver our insurance services, deal with any claims or complaints that might arise, prevent and detect fraud or comply with our legal or regulatory obligations, we need to collect and use personal information. The types of personal information that we collect will depend on the relationship we have: for example, as a policyholder, beneficial owner, third-party claimant, director or officer, or witness to an incident. Personal information will also be used for business and management activities such as financial management and analysis. This may involve sharing such personal information with, and obtaining personal information about individuals from, our group companies and third parties such as brokers, credit reference agencies, partners, reinsurers, claims handlers and loss adjusters, professional advisors, our regulators or fraud prevention agencies.

Please see the full Privacy Notice available at https://www.libertymutualgroup.com/about-lm/corporate-information/privacy-policy for further information on how personal information is used and the rights that individuals have in relation to the personal information we hold. If you wish to see the Privacy Notice in hard copy or have any other query, you can contact us at any time by e-mailing us at dataprotectionofficer@libertyglobalgroup.com or by writing to Privacy Officer, Liberty Mutual Bermuda, 141 Front Street, Hamilton, HM19 Bermuda.

Where you provide us personal information about individuals (for example, your customers or employees), you must take all reasonably practicable steps to ensure that the individual to whom the personal information relates is aware that we will use their personal information; and show them this Privacy Notice (unless all uses made, or to be made, of their personal information under or in connection with this agreement are within the reasonable expectations of the individual to whom the personal information relates).

Endorsement No.:	1
This endorsement, effective:	July 1, 2025
	(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL494786A
Issued to:	Fidelity Equity and High Income Funds
By:	Liberty Specialty Markets Agency Limited

QUOTA SHARE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that **Item 6**. Limit of Liability of the Declarations is deleted and replaced with the following:

ITEM 6. LIMIT OF LIABILITY: USD 2,500,000 quota share part of USD 25,000,000 for all covered loss under all coverages combined per claim and in the aggregate.

It is further understood and agreed that paragraph **A. INSURING AGREEMENT is** deleted and replaced with the following paragraph **A. INSURING AGREEMENT**:

A.   INSURING AGREEMENT

The Company shall only indemnify the Insured for its percentage participation of covered loss in accordance with the terms, conditions and limitations the Followed Policy in effect at inception, as modified by and subject to the terms, conditions, limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage that that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto. It is further understood and agreed that paragraph **B. LIMIT OF LIABILITY** is deleted and replaced with the following paragraph **B. LIMIT OF LIABILITY**:

B.   LIMIT OF LIABILITY
The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement, other quota share endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement, other quota share endorsement or sub-limit of liability.   This Policy shall pay a maximum of 10% of USD 25,000,000 (USD 2,500,000) of all covered Loss excess of USD 150,000,000 subject to a maximum aggregate Limit of Liability of USD 2,500,000. The obligation of the Company to pay for loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

_____
Authorized Representative

105.2

Endorsement No: **2**
This endorsement, effective: July 1, 2025
(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: LSMAFL494786A
Issued to: Fidelity Equity and High Income Funds
by: Liberty Specialty Markets Agency Limited

TIE-IN OF LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the following is added to this Policy:

Notwithstanding anything above to the contrary, with regard to any claims or losses for which coverage is simultaneously afforded, in whole or in part, under this Policy (Policy number LSMAFL494786A) and policy number LSMAFL494780A or any extension or renewal thereof, the total aggregate limit of said policies shall be no more than USD 2,500,000.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

_____
                          Authorized Representative

Endorsement No: 3
This endorsement, effective: July 1, 2025
(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: LSMAFL494786A
Issued to: Fidelity Equity and High Income Funds
by: Liberty Specialty Markets Agency Limited

SANCTIONS LIMITATION ENDORSEMENT

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

_____
Authorized Representative

404.3



Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

October 31, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 2
Floor 10, MA 02116

RE: Fidelity Equity & High Income Funds
     Policy Number: XJO2508997
     Liability Limit: $2,500,000 Part of $25,000,000 Excess of $150,000,000 Single Loss Limit of Liability
                $2,500,000 Part of $25,000,000 Excess of $150,000,000 Aggregate Limit of Liability

Dear Mary,

Nationwide is pleased to provide you with the enclosed <u>Fidelity Equity & High Income Funds</u> Policy, with effective dates <u>07/01/2025</u> to <u>07/01/2026</u>, issued by <u>National Casualty Company</u> ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures



Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary   President

The information contained herein replaces any similar information contained elsewhere in the policy.

EXCESS INSURANCE POLICY
Crime and Fidelity

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1.	**Named Insured & Mailing Address:**	FIDELITY EQUITY & HIGH INCOME FUNDS C/O FMR LLC 88 BLACK FALCON , FIRST FLOOR, EAST SIDE , SUITE 167, MAILZONE V7E BOSTON, MA 02210	Policy No.: XJO2508997 Agent No.: 20408 Renewal No.: XJO2408997

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
    A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 2,500,000
    B. Aggregate Limit (Financial Institution Bond only): $ 2,500,000
*Aggregate Limit is applicable to FI Bond only   Part of $ 25,000,000

Item 3. **Policy Period:**
07/01/2025 to 07/01/2026 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
    "Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability ☒ Single ☒ Aggregate	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315882-05	$10,000,000	07/01/2025 – 07/01/2026

DEDUCTIBLE: $400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $ 150,000,000

Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 150,000,000

Aggregate Limit (Financial Institution Bond only): $ 150,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5.   **Premium:** $7,500   **Terrorism Premium:** $ 0   **Total Premium: Part of** $ 75,000



Item 6.	Notice of Claims to:	Other Notices to:
	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**



Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

"Financial Insolvency" means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

    (1) the **Underlying Insurers** under the **Underlying Policies;**

    (2) the **Insured;** or

    (3) any other source.

B. In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. 1. In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**



2. In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.



National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XJO2508997   Effective Date 07/01/2025

                                                      12:01 A.M. Standard Time

Named Insured   Fidelity Equity & High Income
                Funds   Agent No.   20408

UT-COVPG	03-21	COVER PAGE
XJ-D-1	08-22	EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS
XJ-P-1	08-17	EXCESS INSURANCE POLICY CRIME AND FIDELITY
UT-SP-2	12-95	SCHEDULE OF FORMS AND ENDORSEMENTS
UT-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XM-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XM-202	08-17	AMEND CONDITIONS OF COVERAGE
XM-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - TIE IN OF LIMITS ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - AMEND CONDITIONS OF COVERAGE
UT-3G	06-24	TIE IN ENDORSEMENT (D&O/E&O)
NOTN0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTN0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2508997   Effective Date 07/01/2025

                                            12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds   Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-05	$10,000,000	SEE FOLLOWED POLICY DEDUCTIBLES
1st EXCESS: FEDERAL INSURANCE COMPANY	82484869	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-581-74-74	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153325B	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, AG	C014840/015	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005116	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059071251	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158021-06	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	FIB 0456717-02	$5,000,000	$95,000,000
11th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $50,000,000			
NATIONAL CASUALTY COMPANY	XJO2508785	$10,000,000 PART OF $50,000,000	$100,000,000
EVEREST REINSURANCE COMPANY	FL5FD00012-251	$7,000,000 PART OF $50,000,000	
XL SPECIALTY INSURANCE COMPANY	ELU204425-25	$5,000,000 PART OF $50,000,000	
LIBERTY MUTUAL INSURANCE COMPANY	FI4NAB095D006	$5,000,000 PART OF $50,000,000	

UT-358 (12-07)

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No.: XJO2508997

Effective Date: 07/01/2025

12:01 A.M. Standard Time

Named Insured: Fidelity Equity & High Income Funds

Agent No.: 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):			
Issuing Insurer	**Policy Number**	**Limit of Liability**	**Attachment Point**
TWIN CITY FIRE INSURANCE COMPANY	08 FI 0252161-25	$10,000,000 PART OF $50,000,000	
U.S. SPECIALTY INSURANCE COMPANY	24-MGU-25-A60818	$8,000,000 PART OF $50,000,000	
MOSAIC SYNDICATE 1609	13016P25	$5,000,000 PART OF $50,000,000	

UT-358 (12-07)

Underwritten by National Casualty Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508997	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

/

AUTHORIZED REPRESENTATIVE DATE



Nationwide®

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508997	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

_____   /
AUTHORIZED REPRESENTATIVE   DATE



Underwritten by National Casualty Company

ENDORSEMENT NO. _____ 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508997	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $25,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
National Casualty Company	XJO2508997	$2,500,000	10.00%
Berkley Insurance Company	BPRO8126546	$5,000,000	20.00%
Twin City Fire Insurance Company	08 FI 0664498-25	$5,000,000	20.00%
Allianz Global Risks US Insurance Company	USF05426225	$2,500,000	10.00%
Liberty Specialty Markets Agency Limited	LSMAFL494786A	$2,500,000	10.00%
Arch Insurance (Bermuda)	FIF400443/01/2025	$2,500,000	10.00%
Endurance American Insurance Company	FIX30063541401	$2,500,000	10.00%
Old Republic Insurance Company	ORPRO 12 106583	$2,500,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**

3. Each Participating Insurer shall:

    A. receive notice of any **Claim** submitted for coverage under the Program;

    B. make its own determination of whether loss is covered under the Program; and

    C. elect whether to participate in the investigation, settlement or defense of any **Claim.**

4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The



Insured expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

_____/_____

AUTHORIZED REPRESENTATIVE   DATE



Underwritten by National Casualty Company

ENDORSEMENT
NO. _____4_____

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508997	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $2,500,000 for all **Claims** under this policy and all **Claims** under policy number **_XMF2510840_** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.



AUTHORIZED REPRESENTATIVE   DATE

 Nationwide®

National Casualty Company

ENDORSEMENT NO. _____5_____

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508997	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings.

All other terms and conditions of this Policy remain unchanged.

_____/_____

AUTHORIZED REPRESENTATIVE   DATE

Underwritten by National Casualty Company

ENDORSEMENT
NO. _____ 6

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508997	07/01/2025	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all **Claims** under this policy and all **Claims** under policy number ***XMF2500059*** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

_____ /_____

AUTHORIZED REPRESENTATIVE   DATE



National Casualty Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE
NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.





Excess Liability Insurance Policy

Issuing and Policyholder Servicing Office:

Old Republic Professional Liability, Inc.
191 North Wacker Drive, Suite 1000
Chicago, IL 60606
Tel: (312) 750-8800
Fax: (312) 750-8965
www.oldrepublicpro.com



OLD REPUBLIC INSURANCE COMPANY
Mt. Pleasant, Pennsylvania

Declarations
Excess Policy

Important Notice
This is a claims made policy that applies only to **Claims** first made during the **Policy Period** or the Extended Reporting Period, if exercised. Defense costs shall be applied against the retention, if applicable. Defense costs paid by the Insurer shall reduce and may completely exhaust the Limit of Liability of the Policy.
Please read the entire Policy carefully.

Policy Number: ORPRO 12 106583   Previous Number: ORPRO 12 105162

Item 1. **Parent Company and Address**:

Fidelity Equity & High Income Funds
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Ste 167, Mailzone V7E
Boston, MA 02110

Item 2. **Policy Period**:   From: July 1, 2025   To: July 1, 2026
12:01 a.m. local time at the address shown in Item 1.

Item 3. **Limit of Liability**: $2,500,000 part of $25,000,000

Maximum aggregate liability for the **Policy Period.**

Item 4. **Underlying Policies**:

(A) **Primary Policy**
Insurer: Berkshire Hathaway Specialty Insurance Company
Policy Number: 47-EPF-315882-05
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000
Deductible: $400,000

(B) Other **Underlying Policy(ies)**
1st Excess
Insurer: ACE American Insurance Company
Policy Number: 82484869
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

2nd Excess

Insurer: National Union Fire Insurance Company of Pittsburgh, PA.
Policy Number: 01-581-74-74
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

3rd Excess
Insurer: ICI Mutual Insurance Company
Policy Number: 87153325B
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

4th Excess
Insurer: Allied World Assurance Company, AG
Policy Number: C014840/015
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

5th Excess
Insurer: QBE Insurance Corporation
Policy Number: 130005116
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

6th Excess
Insurer: Travelers Casualty and Surety Company of America
Policy Number: 106547262
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

7th Excess
Insurer: Continental Casualty Company
Policy Number: 287042220
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

8th Excess
Insurer: Starr Indemnity & Liability Company
Policy Number: 1000059071251
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

9th Excess
Insurer: AXIS Insurance Company
Policy Number: P-001-000158021-06

Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000

10th Excess

Insurer:	Zurich American Insurance Company
Policy Number:	FIB 0456717-02
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000

11th Excess

Insurer:	London/Lloyds Syndicates (Mosaic)
Policy Number:	13016P25
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000 part of $50,000,000

11th Excess

Insurer:	Freedom Specialty Insurance Company
Policy Number:	XJO2508785
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$10,000,000 part of $50,000,000

11th Excess

Insurer:	Twin City Fire Insurance Co.
Policy Number:	08 FI 0252161-25
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$10,000,000 part of $50,000,000

11th Excess

Insurer:	Houston Casualty Company (HCC)
Policy Number:	24-MGU-25-A60818
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$8,000,000 part of $50,000,000

11th Excess

Insurer:	Everest National Insurance Company
Policy Number:	FL5FD00012-251
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$7,000,000 part of $50,000,000

11th Excess

Insurer:	Ironshore Indemnity Inc.
Policy Number:	FI4NAB095D006
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000 part of $50,000,000

11th Excess

Insurer:	XL Specialty Insurance Company
Policy Number:	ELU204425-25
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000 part of $50,000,000

Item 5. **Extended Reporting Period**:

(A) Additional Premium: 150.00% of Annualized Policy Premium

(B) Additional Period: 12 months

Item 6. **Premium**: $7,500

Item 7. **Notice to Insurer**:

Notice of **Claims** or Potential **Claims**:

Old Republic Professional Liability, Inc.
Attention: Claims Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965
E-Mail: ClaimNotice@oldrepublicpro.com

All Other Notices:

Old Republic Professional Liability, Inc.
Attention: Underwriting Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965

Item 8. **Forms/Endorsements Effective at Inception**:
Policy Jacket, ORUG-91 (11/2011), Endorsements #1 - D0103MA (11/2017); #2 - D91015 (11/2017); #3 - D91038 (11/2017); #4 - D91046-C (11/2017); #5 - D91048 (11/2017); #6 - D91051 (11/2017); #7 - D91059 (11/2017).

In witness whereof, the Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Insurer.

Date: January 12, 2026

_____
Authorized Representative

OLD REPUBLIC INSURANCE COMPANY

EXCESS POLICY

In consideration of the payment of premium and in reliance upon any application, materials or information provided to Old Republic Insurance Company ("Insurer") in connection with underwriting this Policy, or included within the application for the **Primary Policy** (as may be defined therein), all of which are hereby incorporated into this Policy, and subject to all of the terms, conditions and exclusions of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policy**. Liability shall attach to the Insurer only after the insurers of the **Underlying Policies**, the **Insureds**, any excess "difference-in-conditions" insurer or any other source pay in legal currency loss covered under the **Underlying Policies** equal to the full amount of the **Underlying Limit**. The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

II. CONDITIONS

A. If any **Underlying Policy** contains a specific grant of coverage that is subject to a sublimit of liability, then coverage under this Policy shall not apply to any **Loss** which is otherwise subject to such grant of coverage. However, any such **Loss** paid under the **Underlying Policies** shall reduce or exhaust the **Underlying Limit** for purposes of this Policy.

B. If during the **Policy Period** or any Extended Reporting Period the **Underlying Policies** are changed to broaden or expand coverage, the Insurer shall not be liable under this Policy to a greater extent than it would have been without such change unless the Insurer agrees in writing to such broader or expanded coverage and the **Insureds** pay any additional premium required by the Insurer therefor. If any **Underlying Policy** is terminated during the **Policy Period** or any Extended Reporting Period or becomes uncollectable, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policy** been maintained and was collectable.

C. Any amount recovered by or on behalf of the **Insureds** after payment under this Policy, less the cost of obtaining the recovery, shall be applied first to amounts paid in excess of this Policy, then to amounts paid under this Policy, and then to amounts paid within the **Underlying Limit**.

D. Any notice to the Insurer under this Policy shall be given at the same time and in the same manner required by the terms and conditions of the **Primary Policy** regardless of the amount of the **Claim** or the **Underlying Limit**, and shall be given at the respective address shown in Item 7. of the Declarations. Any notice to the insurer of an **Underlying Policy** shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds**, and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

III. DEFINITIONS

When used in this Policy either in the singular or in the plural:

A. **Claim** and **Loss** shall have the same meaning as set forth in the **Primary Policy**.

B. **Primary Policy** and **Underlying Policies** means the policies designated as such in the Declarations.

C. **Insureds** means the entities and natural persons insured under the **Primary Policy**.

D. **Policy Period** means the period of time designated in Item 2. of the Declarations, subject to prior termination.

E. **Underlying Limit** means an amount equal to the total limits of liability of all **Underlying Policies**, as set forth in the Declarations, plus any applicable retention or deductible under the **Underlying Policies**.

OLD REPUBLIC INSURANCE COMPANY

MASSACHUSETTS AMENDATORY ENDORSEMENT
COUNTERSIGNATURE

This endorsement modifies coverage provided under the following:

EXCESS POLICY

Notwithstanding any provision on the policy documents for a Countersignature, it is understood and agreed that Countersignature is not required by the state of Massachusetts.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
1	ORPRO 12 106583	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

PENDING OR PRIOR LITIGATION EXCLUSION

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that coverage under this Policy shall be in accordance with and subject to the terms of the Pending or Prior Litigation exclusion in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policies**, except that the applicable date referenced in such exclusion shall be the date stated in such **Primary Policy** or **Underlying Policy** exclusion or July 1, 2024, whichever is later.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
2	ORPRO 12 106583	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

QUOTA SHARE ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed:

1.   This Policy is part of a quota share layer of insurance coverage for the **Insureds**, which consists of the following participants:

Insurer	Limit of Liability
Berkley Pro Insurance Company	$5,000,000
Twin City Fire Insurance Co.	$5,000,000
Freedom Specialty Insurance Company	$2,500,000
Allianz Global Risks US Ins. Co.	$2,500,000
Endurance American Ins. Co. (Sompo)	$2,500,000
Old Republic Insurance Company	$2,500,000
Arch Bermuda Ltd	$2,500,000
Liberty Specialty Markets Agency Ltd.	$2,500,000

Total Quota Share Layer Limit of Liability:

The Insurer shall be liable only for such portion of any covered **Loss** as this Policy's aggregate Limit of Liability as set forth above bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered **Loss**, whether or not the other insurer(s) in the quota share layer pay their respective portion of such **Loss**.

2.   The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any **Underlying Policy** with respect to any **Claim**, including without limitation the right to consent to any defense costs, settlement or other **Loss** and the right to participate in the investigation, settlement or defense of any covered **Claim**. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Insureds** shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
3	ORPRO 12 106583	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION I. INSURING AGREEMENT VERSION C

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that Section I. of the Policy is deleted in its entirety and replaced with the following:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy.** Liability shall attach to the Insurer only after the insurers of the **Underlying Policies,** the **Insureds,** any excess "difference-in-conditions" insurer and/or any other source pay in legal currency **Loss** under the **Underlying Policies** equal to the full amount of the **Underlying Limit.** The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
4	ORPRO 12 106583	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION II.

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that:

1. Section II. C. is deleted in its entirety.

2. Section II. E. is deleted in its entirety and replaced with the following:

    E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds,** and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted, provided the failure of one natural person **Insured** to comply with this provision shall not impair the rights of any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
5	ORPRO 12 106583	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

STATE AMENDATORY INCONSISTENCY

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory endorsement attached to this Policy and any other term or condition of this Policy (including without limitation any other term or condition of any **Underlying Policy** which is followed by this Policy), then where permitted by law the Insurer shall apply whichever of such inconsistent terms and conditions which are more favorable to the **Insureds.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
6	ORPRO 12 106583	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

TIE-IN LIMITS ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that, notwithstanding anything in this Policy to the contrary, the **Underlying Limit** shall be eroded or exhausted if and to the extent any insurance company pays loss under a policy other than an **Underlying Policy** and such payment erodes or exhausts the limit of liability of an **Underlying Policy.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
7	ORPRO 12 106583	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

INSURANCE IS PROVIDED BY
THE COMPANY DESIGNATED ON THE DECLARATIONS PAGE

IN WITNESS WHEREOF, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

OLD REPUBLIC INSURANCE COMPANY
631 Excel Drive
Mt. Pleasant, Pennsylvania 15666

A Stock Company

This Policy is Non-participating With Regard to Paying Dividends to Policyholders

Secretary

President

OLD REPUBLIC INSURANCE COMPANY

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

You are hereby notified that under the Terrorism Risk Insurance Act as amended, you have a right to purchase insurance coverage for losses resulting from acts of terrorism, *as defined in Section 102(1) of the Act*: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85 % through 2015; 84 % beginning on January 1, 2016; 83 % beginning on January 1, 2017; 82 % beginning on January 1, 2018; 81 % beginning on January 1, 2019 and 80 % beginning on January 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLON CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS' LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0 and does not include any charges for the portion of losses covered by the United States government under the Act.

Old Republic Insurance Company
Name of Insurer

Fidelity Equity & High Income Funds
Name of Applicant

01/12/2026
Date

OLD REPUBLIC INSURANCE GROUP



SOMPO

Sompo

Excess Liability

Policy Number: FIX30063541401
Effective Dates: July 01, 2025 To: July 01, 2026
Endurance American Insurance Company

Issuing Office:
1221 Avenue of the Americas
New York, NY 10020
www.sompo-intl.com

PN 0027 0221

Endurance American Insurance Company
Wilmington, Delaware

EXCESS LIABILITY POLICY DECLARATIONS

NOTICE: Depending on the terms and conditions of the **Followed Form**, this Policy may (1) only provide coverage for Loss from Claims first made or first made and reported during the **Policy Period**; and (2) have its **Limit of Liability** reduced by payment for defense costs. Please read the **Followed Form** and this Policy carefully to determine your rights, duties and what is and what is not covered. In the event of any conflict between the terms and conditions of this Policy and the **Underlying Policy(ies)**, the terms and conditions of this Policy shall control. Terms defined in the **Followed Form** are used herein with the meaning assigned to them in the **Followed Form** unless otherwise indicated.

POLICY NUMBER: FIX30063541401

PRIOR POLICY NUMBER: FIX30063541400

Item 1.	**Named Insured**: Address:	Fidelity Equity and High Income Funds c/o FMR LLC 88 Black Falcon Avenue First Floor East Side Suite 167 Mailzone V7E Boston, MA 02210
Item 2.	**Policy Period**:	From: July 01, 2025 To: July 01, 2026 (12:01 AM Standard Time on both dates at the address of the **Named Insured** noted above.)
Item 3.	**Limit of Liability**:	$2,500,000 part of $25,000,000 excess of $150,000,000
Item 4.	Pending & Prior Litigation Date:	7/1/2024
Item 5.	Premium:	$7,500
Item 6.	Producer: Address:	Willis Towers Watson Northeast Inc 75 Arlington Street Floor 2 Boston, MA 02116

Item 7. A. **Underlying Policy(ies)**:

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000	Primary
Federal Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-581-74-74	$10,000,000	$20,000,000

Insurer	Policy Number	Limit of Liability	Attachment
ICI Mutual Insurance Company, A RRG	87153325B	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014840/015	$10,000,000	$40,000,000
QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
Continental Casualty Company	287042220	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059071251	$10,000,000	$80,000,000
Axis Insurance Company	P-001-000158021-06	$5,000,000	$90,000,000
Fidelity & Deposit Co. of MD	FIB 0456717-02	$5,000,000	$95,000,000
Lloyd's of London	13016P25	$5,000,000 part of $50,000,000	$100,000,000
Mosaic Syndicate 1609	13016P25	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU204425-25	$5,000,000 part of $50,000,000	$100,000,000
Everest Reinsurance Company	FL5FD00012-251	$7,000,000 part of $50,000,000	$100,000,000
U.S. Specialty Insurance Company	24-MGU-25-A60818	$8,000,000 part of $50,000,000	$100,000,000
Twin City Fire Insurance Company	08 FI 0252161-25	$10,000,000	$100,000,000
National Casualty Company	XJO2508785	$10,000,000	$100,000,000

B. **Followed Form**:

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000	Primary

Item 8.   Forms and Endorsements Effective at Inception:
See attached Forms and Endorsements Schedule, IL 0101.

Item 9.   Notice:

A. Claims or Potential Claims: Financial Institutions
   Attn: Claims Department
   1221 Avenue of The Americas
   New York, NY 10020
   Insuranceclaims@sompo-intl.com
   1-877-676-7575

B. All Other: Financial Institutions
   Attn: Professional Lines Underwriting Department
   1221 Avenue of The Americas
   New York, NY 10020

This Policy shall constitute the contract between the **Insureds** and the Insurer.

The Insurer hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer.

_____   January 21, 2026
Authorized Representative   Date

Policy Issuance Date: January 21, 2026   Endurance American Insurance Company
Policy Issuance Office: New York, NY   PEO 0001 0413
Page 3 of 3

EXCESS LIABILITY POLICY

In consideration of the premium paid and in reliance on all statements made and information furnished by the **Insureds** in the Application or the underwriting of this Policy, and subject to the terms and conditions of this Policy, the Insurer, and the **Named Insured**, on behalf of all **Insureds**, agree as follows:

I. INSURING CLAUSE

This Policy shall provide to the **Insureds** insurance coverage for any covered Loss resulting from covered Claims, and shall attach to the Insurer only after (i) the insurers of the **Underlying Policy(ies),** the **Insureds**, and/or any other party shall have paid in legal currency the full amount of the **Underlying Limit**, and (ii) the **Insureds** shall have paid any applicable retention or deductible under the **Primary Policy**. The **Limit of Liability** set forth in Item 3. of the Declarations shall be the maximum amount payable by the Insurer under this Policy.

II. TERMS AND CONDITIONS

A. This Policy, except as stated herein, is subject to all terms, conditions and limitations as contained in the **Followed Form** as of inception of this Policy, and to the extent coverage is further limited or restricted thereby, in any other **Underlying Policy(ies)**.

B. If any coverage under the **Underlying Policy(ies)** is subject to a sublimit of liability, this Policy shall not apply to such coverage, but the Insurer shall recognize any Loss paid under such coverage in any manner described in the Insuring Clause as reducing the **Underlying Limit** by the amount of such paid Loss.

C. If any **Underlying Policy(ies)** is changed or terminated the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policy(ies)** been so maintained, unless the Insurer agrees to the change in writing. The risk of uncollectability of the **Underlying Policy(ies)** whether because of insolvency of an underlying insurer or for any other reason is expressly retained by the **Insureds**.

D. Notice to the **Insureds** may be given to the **Named Insured** at the address shown in Item 1. of the Declarations. Notice to the Insurer shall be given to the Insurer at the address shown in Item 9. of the Declarations. Notice to any insurer of an **Underlying Policy(ies)** shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, participate in the investigation, defense or settlement of any Claim or other matter to which coverage under this Policy could apply even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy. The Insurer shall not be liable under this Policy for any settlements, stipulated judgments or defense costs to which the Insurer has not consented, which consent shall not be unreasonably withheld.

III. DEFINITIONS

1. **Followed Form**, **Underlying Policy(ies)** and **Limit of Liability** have the meanings attributed to them in the Declarations.
2. **Insureds** mean all natural persons and entities insured by the **Followed Form**.
3. **Named Insured** means the entity named in Item 1. of the Declarations.
4. **Primary Policy** means the first listed policy in Item 7.A. of the Declarations.
5. **Policy Period** means the period of time specified in Item 2. of the Declarations, subject to prior termination in accordance with the **Followed Form**.
6. **Underlying Limit** means an amount equal to the aggregate of all limits of liability, as set forth in Item 7. of the Declarations, for all **Underlying Policy(ies)**, plus any applicable retention or deductible under the **Primary Policy**.

FORMS AND ENDORSEMENT SCHEDULE

Excess Liability

End. No.	Title	Number
	Excess Liability Policy Declarations	PEO 0001 0413
	Excess Liability Policy	PEO 0201 0413
	Forms and Endorsement Schedule	IL 0101 0712
1	Massachusetts Changes	PEO 0328 0413 MA
2	Excess Financial Institution Bond Endorsement (Not Follow Certain Single Loss Limits)	PEO 0378 1219
3	Tie-In Limits	PEO 0911 0413
4	Several Liability for Quota Share Coverage	PEO 1310 0413
5	Pending and Prior Litigation Exclusion	PEO 1313 0413
6	Biometric Information Exclusion	PEO 3315 0323
	U.S. Treasury Department's Office of Foreign Assets Control (OFAC)	PN 0001 0721
	Signature Page	IL 1007 1222

The titles of the endorsements listed above are solely for convenience and form no part of the terms and conditions of coverage.

ENDORSEMENT

Named Insured: Fidelity Equity and High Income Funds

Policy Number: FIX30063541401

Endorsement
Effective Date: July 01, 2025

(12:01 AM Standard Time at the address of the **Named Insured** as shown in the Declarations)

Endorsement
Number: 1

MASSACHUSETTS CHANGES

It is agreed that:

1. Notwithstanding anything in this Policy to the contrary, the insurance coverage as is afforded by this Policy, as respects coverage for operations in Massachusetts, shall conform to the coverage requirements of the applicable insurance laws and regulations of Massachusetts.

2. This Policy shall not be subject to or follow the cancellation and nonrenewal provisions of the **Followed Form**. This Policy and the **Policy Period** shall terminate at the earliest of the effective date of nonrenewal of the **Policy Period** shown in Item 2 of the Declarations or the effective date of cancellation, as described below.

   A. CANCELLATION

      1. The **Named Insured** may cancel this Policy by surrender of this Policy to the Insurer or by giving prior written notice to the Insurer stating when such cancellation shall take effect.

      2. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall mail written notice of cancellation for nonpayment of premium to the **Named Insured**. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

      3. In the event of cancellation, the Insurer shall refund the unearned premium computed pro rata.

   B. NONRENEWAL

      If the Insurer elects not to renew this Policy, the Insurer shall mail to the **Named Insured** written notice thereof at least sixty (60) days prior to the expiration of the **Policy Period**. The Insurer's offer of renewal terms and conditions or premiums different from those in effect prior to renewal shall not constitute an election by the Insurer not to renew this Policy.

   C. NOTICE

      The Insurer shall send all notices required under this endorsement by certified mail to the **Named Insured** at the address in Item 1 of the Declarations, and by mail or electronic mail to the **Named Insured's** authorized agent, if any. Proof of mailing will be sufficient proof of notice.

ENDORSEMENT



_____
        Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

E N D O R S E M E N T

Named Insured: Fidelity Equity and High Income Funds   Policy Number: FIX30063541401

Endorsement   Endorsement

Effective Date: July 01, 2025   Number: 2

                            12:01 AM Standard Time at the address of the **Named Insured** as shown in the Declarations.

EXCESS FINANCIAL INSTITUTION BOND ENDORSEMENT
(Not Follow Certain Single Loss Limits)

It is agreed that:

I.   The Declarations is amended as follows:

    A.   Item 3. **Limit of Liability** is replaced with the following:

       Item 3.   **Limit of Liability**:

          A.   Single Loss Limit (except as provided below): $2,500,000

Coverage	Single Loss Limit
	$0

          B.   Aggregate Limit of Liability: $2,500,000 part of $25,000,000 excess of $150,000,000

    B.   Item 4. Pending & Prior Litigation Date is deleted.

    C.   Item 7. is replaced with the following:

       Item 7.   **Followed Form**: Berkshire Hathaway Specialty Insurance Company, , 47-EPF-315882-05

            Single Loss Limit: $0

            Aggregate Limit of Liability: $10,000,000

II.   Section I. INSURING CLAUSE is replaced with the following:

    I.   INSURING CLAUSE

    The Insurer shall provide to the **Insureds** insurance coverage excess of the **Underlying Policies**. Liability for Loss shall attach to the Insurer only after: (i) the insurers of the **Underlying Policies** shall have paid in legal currency the full amount of the applicable **Underlying Limit**; and (ii) the **Insureds** shall have satisfied the retention or deductible, if any, applicable under the **Followed Policy**. The Insurer shall be liable to pay only Loss in excess of such **Underlying Limit** up to the applicable **Limits of Liability**.

III.   Section II. TERMS AND CONDITIONS is amended as follows:

ENDORSEMENT

A. Subsection B. is replaced with the following:

B. If the **Followed Form** provides coverage under a particular insuring clause for which the Single Loss Limit is less than the Single Loss Limit for the **Followed Form** as set forth in Item 7. of the Declarations or the **Followed Form** provides coverage under a particular insuring clause for which the applicable limit is a sublimit then this Policy shall not provide insurance excess of any such coverage, however, the Insurer shall recognize payment under the **Underlying Policies** in accordance with such insuring clauses as reducing the **Underlying Limit**.

B. Subsection E. is replaced with the following:

E. The Insurer may, at its sole discretion, participate in the investigation or settlement of any covered Loss reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

IV. Section III. DEFINITIONS is amended as follows:

A. Definition 1. is replaced with the following:

1. **Followed Form** has the meaning given to it in the Declarations.

B. Definition 4. **Primary Policy** is deleted.

C. Definition 6. **Underlying Limit** is replaced with the following:

6. **Underlying Limit** means an amount equal to the aggregate of all limits under all **Underlying Policies** applicable to each Loss, as such term is defined in the **Followed Form**, subject to the Aggregate Limit of Liability applicable to the **Followed Form** and the Aggregate Limits of Liability of the **Underlying Policies**.

D. The following Definitions are added:

Limit of Liability means:

a. the applicable Single Loss Limit set forth in Item 3. of the Declarations, which is the maximum that the Insurer shall pay for each Loss and which is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations; and

b. the Aggregate Limit of Liability set forth in Item 3. of the Declarations, which is the maximum that the Insurer shall pay for all Loss under this Policy.

Underlying Policies means the **Followed Form** and all other policies identified as **Underlying Policies** in the Schedule of Underlying Insurance attached to this Policy.

ENDORSEMENT



_____

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

E N D O R S E M E N T

Named Insured: Fidelity Equity and High Income Funds   Policy Number: FIX30063541401

Endorsement   Endorsement
Effective Date: July 01, 2025   Number: 3
            (12:01 AM Standard Time at the address of the
            Named Insured as shown in the Declarations)

TIE-IN LIMITS

It is agreed that:

If this Policy and any other policy issued to the Named Insured by the Insurer apply to the same claim or loss, the maximum limit of the Insurer's liability under all the policies issued to the Named Insured by the Insurer shall not exceed the highest applicable single Limit of Insurance that is applicable to the claim or loss under any one policy, and that applicable policy shall be the only Limits of Insurance payable by the Insurer. This is the most the Insurer will pay regardless of the number of losses or insureds, claims made, or persons or organizations making the claims.

_____
                Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured: Fidelity Equity and High Income Funds   Policy Number: FIX30063541401

Endorsement   Endorsement
Effective Date: July 01, 2025   Number: 4

12:01 AM Standard Time at the address of the **Named Insured** as shown in the Declarations.

SEVERAL LIABILITY FOR QUOTA SHARE COVERAGE

It is agreed that:

1. This Policy is part of a quota share layer of insurance coverage for the **Insureds**, which consists of the following participants:

Insurer	Limit of Liability
Liberty Specialty Markets Bermuda Limited	$ 2,500,000
Arch Reinsurance Ltd.	$ 2,500,000
Allianz Global Risks US Insurance Company	$ 2,500,000
National Casualty Company	$ 2,500,000
Old Republic Insurance Company	$ 2,500,000
Berkley Professional Liability	$ 5,000,000
Twin City Fire Insurance Company	$ 5,000,000
Endurance American Insurance Company	$ 2,500,000

Total Quota Share Layer Limit of Liability: $25,000,000

The Insurer shall be liable only for such portion of any covered Loss as this Policy's aggregate **Limit of Liability** bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered Loss, whether or not the other insurer(s) in the quota share layer pay their respective portion of such Loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any **Underlying Policy(ies)** with respect to any Claim, including without limitation the right to consent to any defense costs, settlement or other Loss and the right to participate in the investigation, settlement or defense of any covered Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Insureds** shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ENDORSEMENT



_____

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured: Fidelity Equity and High Income Funds   Policy Number: FIX30063541401

Endorsement   Endorsement
Effective Date: July 01, 2025   Number: 5
                  (12:01 AM Standard Time at the address of the
                  Named Insured as shown in the Declarations)

PENDING AND PRIOR LITIGATION EXCLUSION

It is agreed that:

This Policy shall not apply to that portion of any Claim based upon, arising out of, attributable to, or directly or indirectly resulting from any litigation or administrative or regulatory proceeding or investigation against any **Insured** pending on or before the date indicated in Item 4 of the Declarations, or substantially the same wrongful act, fact, circumstance or situation underlying or alleged therein.

The foregoing exclusion shall not apply if there is a Prior and Pending Litigation exclusion in the **Followed Form**. In such event this Policy will follow the Prior and Pending Litigation exclusion in the **Followed Form**, except that the applicable date in such exclusion shall be the date indicated in Item 4 of the Declarations.

_____
          Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

E N D O R S E M E N T

Named Insured: Fidelity Equity and High Income Funds   Policy Number: FIX30063541401

Endorsement   Endorsement
Effective Date: July 01, 2025   Number: 6
                       12:01 AM Standard Time at the address of the   **Named
                       Insured** as shown in the Declarations.

BIOMETRIC INFORMATION EXCLUSION
ENDORSEMENT

It is agreed that:

I.   The Insurer shall not be liable for Loss on account of any Claim based upon, arising from, or attributable to any actual or alleged:

1.   collection, capture, authorization, storage, conversion, transfer, sale, sharing, or dissemination of any **Biometric Information**; or

2.   violation of the responsibilities, obligations, or duties of any federal, state, local, or foreign statutory or common law pertaining to **Biometric Information** privacy, including, but not limited to, the Illinois Biometric Privacy Act of 2008, as amended.

II. Solely for the purposes of this Endorsement, **Biometric Information** means any physical, physiological, biological, or behavioral characteristics of an individual, including, but not limited to, retina or iris scan, fingerprint, voiceprint, DNA, finger or hand scan, face or ear geometry, typing patterns, or any other biometric algorithm or measurement of the forgoing which allows an individual to be uniquely identified.

_____

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

POLICYHOLDER NOTICE

U. S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL (OFAC)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's website - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.



Endurance American Insurance Company
1221 Avenue Of the Americas
New York, NY 10020

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President and Senior Vice President and countersigned where required by law on the Declarations page by its duly authorized representative.

_____
Senior Vice President

_____
President



757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900
Fax (212) 618-2940

Excess Blended Insurance

August 26, 2025

Fidelity E&H. Funds
Fidelity Equity and High Income Funds
c/o FMR LLC
88 Black Falcon Ave., First Floor, East Side, Suite
167, Mailzone V7E
Boston, MA 02210

Binder/Policy Number: BPRO8126546

Dear Fidelity,

Thank you for choosing Berkley Professional Liability and the W.R. Berkley Corporation for your professional liability insurance needs. We know that you have many choices for your insurance and we appreciate your choosing BerkleyPro.

BerkleyPro and all its employees are proud of our tradition of providing an exceptional insurance facility and making every effort to assure your satisfaction with our product and service. The people behind the promise to pay are critical to the value of any insurance policy. Like most services, you get what you pay for - the premium is only one part of the value of an insurance policy.

The most important service we provide and the greatest value you receive does not come from delivering the policy - it comes from handling your claims. While we help our policyholders with loss control and crisis avoidance, if the day comes when you face a claim, we will be there to help you navigate through the complexities of a professional liability claim.

Attached is a narrative outlining claims reporting guidelines in the event that a claim does occur, with many years of experience handling complex professional liability claims - I am confident you will be pleased to have BerkleyPro on your side.

Once again, thank you for choosing BerkleyPro and the W.R. Berkley Corporation. We hope that you will see the value in the people behind the promise and we hope to be your choice for your professional liability needs for years to come. Please call your professional liability insurance agent if you have any questions about BerkleyPro, or any comments about our service to you. Your satisfaction is important to us.

Regards,

John R. Benedetto
President



Claims Reporting Guidelines for the Insured

These guidelines should be followed to help Berkley Professional Liability provide efficient claims service.

Claim Notices

All claim notices shall be sent to Berkley Professional Liability, Claims Department. The notices must be reported as required by the policy to avoid problems regarding timely notice. The address of the Berkley Professional Liability Claims, c/o Claims Department is as follows:


Berkley Professional Liability
Berkley Professional Liability Claims, c/o Claims Department
757 Third Avenue * 10th Floor * New York, NY 10017
Phone: (212) 618-2920
Claim Dept. Fax: (212) 618-2948
E-mail: claims@berkleypro.com


Notice of claim requiring immediate action:

If immediate action on the notice is needed the Insured should express mail the notice to BerkleyPro's Claims Department. Situations requiring immediate action may include:

1. The Insured being served with a summons and complaint.

2. The Insured needs to provide a response to the claimant immediately.

Correspondence from the Insured

The claim notice should include a written narrative of the circumstances surrounding the claim or potential claim. The narrative should include, but not be limited to:

1. Names of the insureds, policy number and effective dates.
2. Names and addresses of the claimant.
3. Details of the underlying claim, including its current status and the amount in controversy or relief demanded.
4. All pertinent letters or documents necessary to properly evaluate the claim.


Please provide carbon copies to your professional liability insurance agent
of all claim notices and correspondence sent to Berkley Professional Liability


MI0PI2 (06-06)

Berkley Insurance Company

A Stock Insurance Company

Excess Insurance Policy

Policy Jacket

This Policy consists of:

- Declarations Page
- Policy Form
- Endorsements

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

President   Secretary

Berkley Insurance Company

Berkley Professional Liability, on behalf of Berkley Insurance Company

Service Office	Administrative Office
757 Third Avenue, 10th Floor	475 Steamboat Road
New York, NY 10017	Greenwich, CT 06830
(212) 618-2900 (p) / (212) 618-2940 (f)	
http://www.berkleypro.com	

A BERKLEY COMPANY®

UPJ 0821

Berkley Insurance Company

475 Steamboat Road Greenwich, CT 06830

Declarations Page

Excess Insurance

NOTICE: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR ANY EXTENDED REPORTING PERIOD THAT MAY APPLY.

UNLESS OTHERWISE STATED BY ENDORSEMENT TO THIS POLICY, COSTS OF DEFENSE REDUCE AND MAY EXHAUST THE LIMIT OF LIABILITY. THE INSURER SHALL NOT BE LIABLE FOR LEGAL DEFENSE COSTS OR FOR THE AMOUNT OF ANY JUDGMENT OR SETTLEMENT AFTER EXHAUSTION OF THE LIMIT OF LIABILITY.

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

Whenever printed in this Declarations Page, the boldface type terms shall have the same meanings as indicated in the Policy.

Policy Form: EX 30200 (01-09)   Policy Number: BPRO8126546

Item 1. Name and Address of **Insured:**
Fidelity Equity and High Income Funds
c/o FMR LLC
88 Black Falcon Ave., First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Person designated to receive all correspondence from the **Insurer**:
Fidelity E&H Funds

Item 2. **Policy Period:** From July 1, 2025 (inception date) to July 1, 2026 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Item 3. Aggregate Limit of Liability for the **Policy Period** (inclusive of Costs of Defense): $5,000,000

Item 4. Premium: $15,000

Item 5. Endorsements attached:

1.	265 (02-20)	NOTICE OF TERRORISM INSURANCE COVERAGE.
2.	EX 304150 (01-09)	Amends section IV. of the Policy to add Quota Share provisions.
3.	EX 304300 (01-09)	Adds to section IV. of the Policy to exclude coverage for Loss arising out of any litigation which occurred prior to a specific date.
4.	EX 304999 (rev. 05/10)	Addition to Section IV. State Amendatory Inconsistent
5.	EX 305024 (11-09)	Adds to section V. of the Policy to reduce the Limit of Liability under this Policy by payment of loss under another listed policy.
6.	EX 306999 (rev. 05/10)	Addition to Section VI. Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s), and/or any other source

Item 6. Notice to the **Insurer** shall be sent to:
Berkley Professional Liability, Berkley Professional Liability Claims, c/o Claims Department,
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2948   Email: claims@berkleypro.com

All other notices required to be given to the **Insurer** under this Policy shall be sent to:
Berkley Professional Liability
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2940

Berkley Insurance Company

Item 7. Schedule of **Underlying Insurance**

  A. **Followed Policy:**

   Policy Period: From July 1, 2025 (inception date) to July 1, 2026 (expiration date)
            *(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000

  B. Underlying Policy(ies):

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000
Federal Insurance Company	82484869	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa	01-581-74-74	$10,000,000
ICI Mutual Insurance Company	87153325B	$10,000,000
Allied World Assurance Company, AG	C014840/015	$10,000,000
QBE Insurance Corporation	130005116	$10,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000
Continental Casualty Company	287042220	$10,000,000
Starr Indemnity & Liability Company	1000059071251	$10,000,000
Axis Insurance Company	P-001-000158021-06	$5,000,000
Fidelity & Deposit Company of Maryland	FIB 0456717-02	$5,000,000
Lloyd's of London	13016P25	$5,000,000 part of $50,000,000
National Casualty Company	XJO2508785	$10,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 FI 0252161-25	$10,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-25-A60818	$8,000,000 part of $50,000,000
Everest Reinsurance Company	FL5FD00012-251	$7,000,000 part of $50,000,000
Liberty Mutual Insurance Company	FI4NAB095D006	$5,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU204425-25	$5,000,000 part of $50,000,000

   Aggregate Underlying Limits of Liability: $150,000,000

By accepting this Policy, the **Insureds** and the **Insurer** agree that these Declarations, the completed and signed application (and its attachments), the Excess Insurance Policy and any written endorsements attached hereto constitute the entire contract between the **Insured** and the **Insurer**. This Policy and any and all rights hereunder are not assignable without the written consent of the **Insurer**.

The **Insured** named in Item 1. of the Declarations shall act on behalf of all **Insureds** with respect to giving and receiving notices, paying premiums and receiving any premiums that may become due under this Policy.

Authorized Signature: _____   Date Issued: August 26, 2025

BERKLEY INSURANCE COMPANY

Excess Insurance Policy

This is a Claims Made Policy. Please read it carefully.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

CLAIMS MADE WARNING FOR POLICY

NOTICE: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

In consideration of the payment of the premium, in reliance on all statements in the application for this Policy and the **Followed Policy** and all other information provided to the **Insurer**, and subject to all provisions of this Policy, the **Insurer** and **Insureds** agree as follows:

I. Insuring Agreement

This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period**. Coverage hereunder attaches only after the **Underlying Insurance** has been exhausted by payments for losses and shall then apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, limit of liability and as otherwise specifically set forth in this Policy and any attached endorsements. In no event shall this Policy grant coverage other than that which is provided by the **Underlying Insurance**.

II. Extended Reporting Period

If the **Insureds** purchase an extended reporting period under the **Followed Policy**, then the **Insureds** shall have the right to purchase an extension of this Policy in conformance with the terms, conditions and limitations of the extended reporting period of the **Followed Policy**. The right to purchase this Extended Reporting Period is contingent upon payment of an additional premium which will be calculated as a percentage of the full annual premium for this Policy. The additional percentage of premium charged for the Extended Reporting Period under the **Followed Policy** will be used as the percentage of the annual premium charged for purchasing the Extended Reporting Period under this Policy. There is no separate or additional Limit of Liability for this Extended Reporting Period.

III. Definitions

Whenever printed in boldface type, and whether in the singular or plural form in this Policy, the following terms shall have the meanings indicated below.

A. "**Followed Policy**" means the policy listed in Item 7. A. of the Declarations.
B. "**Insured**" means those persons or entities insured under the **Followed Policy**.
C. "**Insurer**" means the entity issuing this Policy as listed on the Declarations Page.
D. "**Policy Period**" means the period of time from the inception date shown in Item 2. of the Declarations to the earlier of the expiration date shown in Item 2. of the Declarations or the effective date of cancellation of this Policy.
E. "**Underlying Insurance**" means all policies scheduled in Item 7. of the Declarations.

IV. Additional Policy Terms

Refer to attached endorsements, if applicable.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

V. Limit of Liability

The Limit of Liability stated in Item 3. of the Declarations is the maximum limit of the **Insurer's** liability for all losses under this Policy. Costs of defense are not payable by the **Insurer** in addition to the Limit of Liability. The Limit of Liability available to pay damages or settlements shall be reduced, and may be exhausted by, amounts incurred as costs of defense.

VI. Maintenance of Underlying Insurance

A. The **Underlying Insurance** shall be maintained in full effect during the **Policy Period**, except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of payment of losses thereunder. Failure to comply with the foregoing shall not invalidate this coverage, but the **Insurer** shall not be liable to a greater extent than if this condition had been complied with. To the extent that the **Underlying Insurance** is not maintained in full effect during the **Policy Period**, then the **Insured** shall be deemed to retain any loss for the amount of the limit of liability of the **Underlying Insurance** which is not maintained. A condition of this coverage is that the **Insurer** be notified in writing, as soon as practicable, of any cancellation or alteration of any provision of the **Underlying Insurance**.

B. If the limits of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, this Policy shall, subject to the **Insurer's** Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limits of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses thereunder, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall continue for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

C. This Policy only provides coverage excess of the **Underlying Insurance**. This Policy does not cover any loss not covered by the **Underlying Insurance** except and to the extent that such loss is not paid under the **Underlying Insurance** solely by reason of the reduction or exhaustion of the available **Underlying Insurance** through payment of loss thereunder. If the insurer issuing any of the **Underlying Insurance** fails to pay loss in connection with any claim covered thereunder as a result of the insolvency, bankruptcy, or liquidation of such insurer, then the **Insureds** shall be deemed to be self-insured for the amount of the limit of liability of such **Underlying Insurance** issued by such insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

VII. Notices / Claims

The **Insureds** shall, as a condition precedent to their rights under this Policy, notify the **Insurer** of any claim, at the **Insurer's** address stated on the Declarations, in the same manner required by the provisions of the **Followed Policy**. The **Insureds** shall give the **Insurer** full cooperation and such information as it may reasonably require. The **Insurer** may, at its sole discretion, participate in the investigation, settlement or defense of any claim against any of the **Insureds** even if the **Underlying Insurance** has not been exhausted.

The **Insured** shall not admit liability for or settle any claim or incur costs of defense, which are reasonably likely to involve the Limit of Liability of this Policy, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld.

In witness whereof, the **Insurer** has caused this Policy to be signed by its President and Chairman and Secretary, but this Policy shall not be valid unless countersigned on the Declarations Page by a duly authorized representative of the **Insurer**.

President and Chairman   *Secretary*

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

Coverage for acts of terrorism, as defined in the Terrorism Risk Insurance Act, as amended, (the "Act"), is included in your policy. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Act. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism as defined in the Act is $0 and does not include any charges for the portion of losses covered by the United States government under the Act.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8126546

Effective Date of Endorsement	Authorized Representative
07/01/2025	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Quota Share Endorsement

In consideration of the premium paid for this Policy, it is understood and agreed that:

1.   Item 3. of the Declarations is deleted in its entirety and replaced by the following:

   Item 3. A. Total Quota Share Layer Aggregate Limit of Liability for all
                losses during the **Policy Period**: $25,000,000

            B. Quota Share Layer Attachment Point: $150,000,000

            C. **Insurer's** Quota Share Participation: 20%

            D. **Insurer's** Aggregate Quota Share Limit of Liability for the
                Policy Period (inclusive of Costs of Defense): $5,000,000

2.   Item 4. of the Declarations is deleted in its entirety and replaced by the following:

   Item 4. A. Total Quota Share Layer Premium: $15,000

            B. **Insurer's** Quota Share Pro-Rata Premium: $75,000

3.   Item 7. Schedule of **Underlying Insurance** of the Declarations is amended by the addition of the following:

   Item 7.   C. Quota Share Layer Participants:

Insurance Carrier:	Policy Number:	Limit of Liability ($):
Liberty Specialty Markets Agency Limited	LSMAFL494786A	2,500,000
Arch Reinsurance Ltd	FIF400443/01/2025	2,500,000
Twin City Fire Insurance Co.	08 FI 0664498-25	5,000,000
Allianz Global Risks US Insurance Company	USF05426225	2,500,000
Endurance American Insurance Company	FIX30063541401	2,500,000
Old Republic Insurance Company	ORPRO 12 106583	2,500,000
National Casualty Company	XJO2508997	2,500,000

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8126546

Effective Date of Endorsement	Authorized Representative
07/01/2025	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

4.   Section I. Insuring Agreement of this Policy is amended by the addition of the following:

    I.:   It is further agreed that the **Insurer** shall pay on behalf of the **Insureds** under this Policy that proportion of covered loss set forth in the manner provided in Item 3. of the Declarations and in full conformance with the terms and conditions of this Policy.

5.   Section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

    IV.:   Any covered loss within the Total Limit of Liability stated in Item 3. A. of the Declarations shall be paid *pro rata* by each of the insurers subscribing to this Quota Share Endorsement. The participation of such insurers is set forth in Item 7. C. of the Declarations. The obligations of such insurers who subscribe to the Quota Share Endorsement are several and not joint, and are limited to the extent of their individual subscriptions. Therefore, none of the subscribing insurers is responsible for the obligation of any co-subscribing insurer.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8126546
Effective Date of Endorsement 07/01/2025	Authorized Representative

EX 30200 (01-09)   21361-BPRO8126546-827084   EX 304150 (01-09)

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

IV.: The **Insurer's** participation is set forth in Items 3. C. and 3. D. of the Declarations. The **Insurer** has full claims and underwriting control of this portion of the Quota Share Endorsement and no action or omission by any of the co-subscribing insurers shall bind the **Insurer** or be deemed a waiver of any coverage defense the **Insurer** has under this Policy or available at law. The **Insurer** shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to this Policy may act on behalf of or bind the **Insurer** with respect to this Policy terms or any matter concerning this Policy. All notices by the **Insureds** to the insurers under this Policy shall be provided to the **Insurer** at the address specified in the Declarations.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8126546

Effective Date of Endorsement	Authorized Representative
07/01/2025	

| EX 30200 (01-09) | 21361-BPRO8126546-827084 | EX 304150 (01-09) |

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Prior and Pending Litigation Exclusion

In consideration of the premium paid for this Policy, it is understood and agreed that section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

IV.: The **Insurer** shall not be liable to make any payment for Loss in connection with a Claim made against any **Insured** based upon, arising out of, directly or indirectly resulting from or in consequence of, or in any way involving:

1. any prior or pending litigation, administrative or arbitration proceeding, or investigation as of July 1, 2024, or

2. any fact, circumstance, situation, transaction or event underlying or alleged in such litigation, administrative or arbitration proceeding, or investigation,

regardless of the legal theory upon which such Claim is predicated.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8126546

Effective Date of Endorsement	Authorized Representative
07/01/2025	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
State Amendatory Inconsistent

In consideration of the premium paid for this Policy, it is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any term or condition of this policy, then it is understood and agreed that, where permitted by law, the **Insurer** shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the insured.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8126546
Effective Date of Endorsement	Authorized Representative
07/01/2025	

EX 30200 (01-09)　　　　　　　　50242-BPRO8126546-827084　　　　　　　　EX 304999 (rev. 05/10)

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section V.
Shared Limit

In consideration of the issuance of Policy number BPRO8126546, it is understood and agreed that section V. Limit of Liability of this Policy is amended by the addition of the following:

V.:   In the event any Claim is made against the **Insureds** which is covered in whole or in part under both this Policy and Policy number BPRO8126545 issued by the **Insurer** to Fidelity Equity and High Income Funds, the Limit of Liability stated in Item 3. of the Declarations shall be reduced both by payment of Loss under this Policy and by payment of loss under Policy number BPRO8126545. In the event the Limit of Liability stated in Item 3. of the Declarations is exhausted by payment of Loss under this Policy and/or payment of loss under Policy number BPRO8126545, any and all obligations of the **Insurer** under this Policy shall be deemed to be completely fulfilled and extinguished.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8126546
Effective Date of Endorsement 07/01/2025	Authorized Representative

EX 30200 (01-09)   50301-BPRO8126546-827084   EX 305024 (11-09)

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section VI.
Recognizing Payment of Loss by Underlying Insurer(s),
DIC Insurer(s), Insured(s) and/or any other source

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. **Section I. Insuring Agreement** of this Policy is deleted in its entirety and replaced by the following:

    This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period** and Extended Reporting Period (if applicable). Coverage hereunder shall apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, **Aggregate Limit of Liability**, and as otherwise specifically set forth in the Policy and any attached endorsements.

2. **Section III. Definitions** is amended to add the following:

    The term "**DIC Insurer**" is added to this Policy and shall mean an insurer which drops down to pay loss pursuant to a drop-down difference in conditions policy written excess of this Policy.

3. **Section VI. Maintenance of Underlying Insurance B**. is deleted in its entirety and replaced with the following:

    VI. B.   If the limit(s) of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, including any **DIC Insurers** or the **Insureds,** and/or any other source, this Policy shall, subject to the Insurer's Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limit(s) of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall contribute for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

4. **Section VI. Maintenance of Underlying Insurance C**. is deleted in its entirety and replaced with the following:

    VI. C.   It is expressly agreed that liability for any covered loss with respect to Claims first made against the Insureds during the **Policy Period** and Extended Reporting Period (if applicable) shall attach to the **Insurer** only after the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s)** and/or any other source shall have paid the full amount of the applicable retention amount under any **Underlying Insurance**. In the event, and only in the event, of reduction or exhaustion of the **Underlying Insurance** by reason of the insurers of the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s)** and/or any other source paying Loss covered thereunder, this policy shall: (i) in the event of reduction, pay excess of the reduced **Underlying Insurance**, and (ii) in the event of exhaustion, continue in force as primary insurance.

    This Policy shall not provide coverage for any loss subject to a sub-limit by the **Followed Policy**. However, the **Insurer** shall recognize payment of losses under the **Followed Policy** for coverage subject to a sub-limit as serving to reduce the **Aggregate Underlying Limits of Liability** stated in Item 7 of the Declarations.

    If during the **Policy Period** or the Extended Reporting Period (if applicable) the terms, conditions, exclusions or limitations of the **Followed Policy** are changed in any manner, the **Insured(s)** shall as a condition precedent to their rights to coverage under this policy give to the **Insurer** written notice of the full particulars thereof and secure the **Insurer's** affirmative consent to such modification before coverage will be effective.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8126546

Effective Date of Endorsement	Authorized Representative
07/01/2025	



Policy Number: 08 FI 0664498-25

THE HARTFORD PREMIER EXCESS℠
FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE SUITE 167, MAILZONE V7E BOSTON, MA 02110	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 10 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2025 to 12:01 a.m. on 07/01/2026 (local time at the address shown in **Item 1.**)

Item 3: **Limit of Liability each Policy Period:**

Single Loss Limit of Liability:	$5,000,000
Aggregate Limit of Liability:	$5,000,000

Item 4: Premium: $15,000

Item 5: Followed Policy:

Company:	BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY
Policy Number:	47-EPF-315882-05

Item 6: Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

Item 7. Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-05	$10,000,000	$10,000,000
WESTCHESTER FIRE INSURANCE COMPANY	82484869	$10,000,000 Excess of $10,000,000	$10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-581-74-74	$10,000,000 Excess of $20,000,000	$10,000,000
ICI MUTUAL INSURANCE COMPANY	87153325B	$10,000,000 Excess of $30,000,000	$10,000,000
ALLIED WORLD SURPLUS LINES INSURANCE COMPANY	CO14840/015	$10,000,000 Excess of $40,000,000	$10,000,000
QBE INSURANCE CORPORATION	130005116	$10,000,000 Excess of $50,000,000	$10,000,000
ST. PAUL MERCURY INSURANCE COMPANY	106547262	$10,000,000 Excess of $60,000,000	$10,000,000
CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000 Excess of $70,000,000	$10,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059071251	$10,000,000 Excess of $80,000,000	$10,000,000
AXIS INSURANCE COMPANY	P-001-000158021-06	$5,000,000 Excess of $90,000,000	$5,000,000
ZURICH AMERICAN INSURANCE COMPANY	FIB 0456717-02	$5,000,000 Excess of $95,000,000	$5,000,000
TWIN CITY FIRE INSURANCE COMPANY	08 FI 0252161-25	$10,000,000 Excess of $100,000,000	$10,000,000
LLOYD'S OF LONDON	B080113016P25	$5,000,000 Excess of $100,000,000	$5,000,000
FREEDOM SPECIALTY INSURANCE CO.	XJO2508785	$10,000,000 Excess of $100,000,000	$10,000,000
HOUSTON CASUALTY COMPANY	24-MGU-25-A60818	$8,000,000 Excess of $100,000,000	$8,000,000
EVEREST NATIONAL INSURANCE COMPANY	FL5FD00012-251	$7,000,000 Excess of $100,000,000	$7,000,000
IRONSHORE INDEMNITY INC.	FI4NAB095D006	$5,000,000 Excess of $100,000,000	$5,000,000

| XL SPECIALTY INSURANCE COMPANY | ELU204425-25 | $5,000,000 $100,000,000 | Excess | of | $5,000,000 |

Date <u>02/11/2026</u>

_____

ENDORSEMENT

This endorsement, effective on 07/01/2025 at 12:01 A.M standard time, forms a part of

Policy No.   08 FI 0664498-25 of the TWIN CITY FIRE INSURANCE CO.

Issued to   FIDELITY EQUITY AND HIGH INCOME FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03300	8/15	QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT
4	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0664498-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0664498 and policy No. DC 0665817 shall be $$5,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0664498-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I.   **Notice of Claim or Wrongful Act**

  A.   A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

       The Hartford
       Hartford Financial Lines
       One Hartford Plaza
       Hartford, CT 06115

       HFPClaims@thehartford.com
       Fax: (917) 464-6000

  B.   Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in
       writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

       Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

       The Hartford
       Hartford Financial Lines
       One Hartford Plaza
       Hartford, CT 06115

       HFPClaims@thehartford.com
       Fax: (917) 464-6000

II. **All Other Notices**

  A.   All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

                          The Hartford
                          Hartford Financial Lines
                          One Hartford Plaza
                          Hartford, CT 06115

                          HFPExpress@thehartford.com
                          Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:
The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0664498-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I.   This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $$25,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
Twin City Fire Insurance Co.	08 FI 0664498-25	$5,000,000	20%
Berkley Professional Liability	BPRO8126546	$5,000,000	20%
Liberty Specialty Markets Agency Limited	LSMAFL494786A	$2,500,000	10%
Arch Reinsurance Ltd	FIF400443/01/2025	$2,500,000	10%
Allianz Global Risks US Insurance Company	USF05426425	$2,500,000	10%
Endurance American Insurance Company	FIX30063541401	$2,500,000	10%
Old Republic Insurance Company	ORPRO 12 106583	$2,500,000	10%
National Casualty Company	XJO2508997	$2,500,000	10%

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

   (A) receive notice of any Claim submitted for coverage under the **Program**;

   (B) make its own determination of whether Loss is covered under the **Program**; and

   (C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0664498-25

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I.   Section **III. GENERAL CONDITIONS** is amended as follows:
   - Paragraphs (B) and (G) are deleted.
   - Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
   - Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
   - Any references to "retention" shall be replaced with "applicable retention or deductible".

II. Section **IV. DEFINITIONS** is amended as follows:
   - In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.

A. Morris Tooker, President



U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.



Allianz ⑪

ALLIANZ COMMERCIAL

Insurance
Policy



POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

This Notice applies with respect to policies affording the following coverages:
Contractors Pollution Liability Coverage
Cyber Coverage
Directors and Officers Liability Coverage
Employment Practices Liability Coverage
Fiduciary Liability Coverage

Coverage for Acts of Terrorism is included in your Policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an Act of Terrorism in Section 102(1) of the Act: The term "Act of Terrorism" means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an Act of Terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence policy or affect the conduct of the United States Government by coercion.

Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your Policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

THE PREMIUM CHARGED FOR THIS COVERAGE IS $0 AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

THE INSURED ACKNOWLEDGES THAT IT HAS BEEN NOTIFIED: (i) THAT UNDER THE TERRORISM RISK INSURANCE ACT, AS AMENDED, ANY LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM UNDER ITS POLICY, COVERAGE MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT AND MAY BE SUBJECT TO A $100 BILLION CAP THAT MAY REDUCE THE INSURED'S COVERAGE; and (ii) OF THE PORTION OF PREMIUM ATTRIBUTABLE TO SUCH COVERAGE.



EXCESS PROTECT
EXCESS FOLLOW FORM INSURANCE POLICY

THIS IS A CLAIMS-MADE POLICY THAT ONLY COVERS CLAIMS MADE DURING THE POLICY PERIOD OR APPLICABLE EXTENDED REPORTING PERIOD. DEFENSE COSTS ARE INCLUDED WITHIN AND MAY EXHAUST THE LIMITS OF INSURANCE. THE INSURER HAS NO DUTY TO DEFEND THIS POLICY UNLESS OTHERWISE PROVIDED FOR BY UNDERLYING INSURANCE.

The Declaration and Policy wording, including any endorsements, shall constitute the entire contract between the *Insurer* and the *Insured*. All italicized terms, whether in singular or plural, shall have the meaning set forth in the Declarations or Definitions section of the Policy.

DECLARATIONS

Insurer: Allianz Global Risks U.S. Insurance Co., a stock company   *Policy Number*: USF05426425

Policyholder: Principal Address:	Fidelity Fixed Income and Asset Allocation Funds c/o FMR LLC, 88 Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02199
Policy Period:	From: July 1, 2025 To: July 1, 2025 as of 12:01 AM at the *Policyholder*'s Principal Address
Limit of Insurance:	USD$2,500,000 p/o $25,000,000 excess $150,000,000
Premium:	USD$7,500
Followed Policy:	Insurer: Berkshire Hathaway Specialty Insurance Company Policy Number: 47-EPF-315882-05 Coverage Type: Excess Bond
Underlying Insurance:	See Schedule of Underlying Insurance
Notices to the *Insurer*:	Allianz Global Risks U.S. Insurance Company Attention: Financial Lines - Claims Department 225 West Washington Street, Suite 1800 Chicago, IL 60606-3484 Email for First Notice of Loss: NewLoss@agcs.allianz.com Phone Number for First Notice of Loss: 1-(800) 347-3428 Phone Number for Existing Claims: 1-(800) 870-8857
Producer:	Willis Towers Watson Northeast Inc. The Prudential Tower 800 Boylston Street Boston, MA 02210
Endorsements:	See Schedule of Forms



IN WITNESS CLAUSE

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President and Secretary.

_____
Secretary

_____
President



Policyholder: Fidelity Fixed Income and Asset Allocation Funds
Policy Number: USF05426425
Effective Date: July 1, 2025

SCHEDULE OF FORMS

End #	Form Name	Form Number
	Policyholder Disclosure Notice of Terrorism Insurance Coverage	PHN7157 01 25
	Excess Protect Excess Follow Form Insurance Policy	PX2100 03 25
	In Witness Clause	144952 07 24
	Schedule of Underlying Insurance	PX3100 03 25
	Schedule of Forms	DO1200 03 25
	Excess Protect Excess Follow Form Insurance Policy	PX4100 03 25
1	Cap on Losses from Certified Acts of Terrorism	145989 01 25
2	Prior and Pending Proceeding Exclusion Endorsement	PX3101 03 25
3	Full Conformance with State Statutes Endorsement	DOXMAN1209 03 25
4	Limit of Liability Amended Endorsement (Tie-In of Limits – Absolute)	DOXMAN(1233)-MU (08/15)
5	Quota Share Participation Endorsement	PX3106 03 25
6	Exhaustion Provision Amended Endorsement	DOXMAN(1319)-MU (09/22)
7	Excess Enhancement Endorsement	DOXMAN1385 06 25



Policyholder: Fidelity Fixed Income and Asset Allocation Funds
Policy Number: USF05426425
Effective Date: July 1, 2025

SCHEDULE OF UNDERLYING INSURANCE

Underlying Insurance

Policy Type	Insurer	Policy #	Limit of Insurance	Excess of
Primary	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000	$400,000
Excess	Federal Insurance Company	82484869	$10,000,000	$10,000,000
Excess	National Union Fire Insurance Company of Pittsburgh, P.A.	01-581-74-74	$10,000,000	$20,000,000
Excess	ICI Mutual Insurance Company	87153325B	$10,000,000	$30,000,000
Excess	Allied World Assurance Company	C014840/015	$10,000,000	$40,000,000
Excess	QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Excess	Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
Excess	Continental Casualty Company	287042220	$10,000,000	$70,000,000
Excess	Starr Indemnity & Liability Company	1000059071251	$10,000,000	$80,000,000
Excess	Axis Insurance Company	P-001-000158021-06	$10,000,000	$90,000,000
Excess	Zurich American Insurance Company	FIB 0456717-02	$10,000,000	$95,000,000
Excess	Lloyds of London Syndicate (Mosaic)	13012P25	$5,000,000 PO $50,000,000	$100,000,000
Excess	National Casualty Company	XJO2508786	$10,000,000 PO $50,000,000	$100,000,000
Excess	Twin City Fire Insurance Company	08 FI 0252157-25	$10,000,000 PO $50,000,000	$100,000,000
Excess	U.S. Specialty Insurance Company	24-MGU-25-A60816	$8,000,000 PO $50,000,000	$100,000,000
Excess	Everest National Insurance Company	FL5FD00135-251	$7,000,000 PO $50,000,000	$100,000,000
Excess	Liberty Mutual Insurance Company	FI4NAB095H006	$5,000,000 PO $50,000,000	$100,000,000
Excess	XL Specialty Insurance Company	ELU204424-25	$5,000,000 PO $50,000,000	$100,000,000



EXCESS PROTECT
EXCESS FOLLOW FORM INSURANCE POLICY

In consideration of the payment of *Premium* and in reliance upon all representations made in and provided with the application for this Policy, the *Insurer* and *Insured* agree as follows:

I. INSURING AGREEMENT

Upon the exhaustion of the *Underlying Limits* by payments made by the insurers of the *Underlying Insurance*, *Insured*, or any other source on behalf of the *Insured*, the *Insurer* shall pay *Loss* to, or on behalf of, the *Insured* in accordance with the terms and conditions of the *Followed Policy* in effect at the inception of the *Policy Period*, subject to this Policy's *Limit of Insurance* and terms and conditions, including any endorsements. This Policy does not provide broader coverage than provided by the *Followed Policy* unless otherwise specified in an endorsement to this Policy.

II. DEFINITIONS

All italicized terms, whether in singular or plural, shall have the meaning stated in the Declarations or this Definitions section.

Insured means the entities and natural persons qualifying as insureds under the *Followed Policy*.

Loss means the categories of payments that are covered under and erode the limits of insurance of the *Followed Policy*.

Underlying Insurance means the policies listed as Underlying Insurance in the Schedule of Underlying Insurance, including the *Followed Policy*.

Underlying Limits mean the total limits of insurance of the *Underlying Insurance*, and any applicable retentions or deductibles.

III. CONDITIONS

(A) The *Limit of Insurance* is the *Insurer's* maximum liability for all payments under this Policy.

(B) As a condition precedent to coverage, the *Insured* shall give written notice of *Loss* to the *Insurer* at the address stated in the Declarations in accordance with the notice provisions of the *Followed Policy*.

(C) Any written notices under this Policy shall be given to the *Policyholder* at its Principal Address stated in the Declarations.

(D) The *Insurer* has the right, but not the obligation, to associate in the investigation, settlement, defense, or appeal of any claim or matter that the *Insurer* reasonably believes may result in the payment of *Loss* under this Policy.

(E) This Policy does not provide coverage excess of any sublimit or additional limit of insurance available in the *Underlying Insurance*; however, the *Insurer* shall recognize the payment of any sublimit as eroding the *Underlying Limits*.

(F) If any term or condition of the *Followed Policy* is modified, as a condition precedent to coverage, the *Insured* shall provide the *Insurer* with notice and full particulars of such modification and secure the *Insurer's* written consent (which shall not be unreasonably withheld or delayed).

(G) Failure to maintain *Underlying Insurance* shall result in the *Insured* becoming self-insured for the *Underlying Limits* and shall not relieve the *Insurer* of any obligations under this Policy.

(H) This Policy does not apply to the extent that any foreign or U.S. economic or trade sanctions, including those sanctions administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC), prohibits the provision of insurance.



Policy Number: USF05426425

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

Endorsement Effective Date: July 1, 2025

Cap on Losses from Certified Acts of Terrorism

This Endorsement modifies insurance provided under policies affording the following coverages:

Contractors Pollution Liability Coverage
Cyber Coverage
Directors and Officers Liability Coverage
Employment Practices Liability Coverage
Fiduciary Liability Coverage

It is agreed that:

1. If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and the Insurer (the company providing coverage under this Policy) has met its Insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

    Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act, as amended. The criteria contained in the Terrorism Risk Insurance Act for a **Certified Act of Terrorism** include the following:

    a. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

    b. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

2. The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any "loss" that is otherwise excluded under this Policy.

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



Allianz

Endorsement Number: 2

Policy Number: USF05426425
Policyholder: Fidelity Fixed Income and Asset Allocation Funds
Endorsement Effective Date: July 1, 2025

Prior and Pending Proceeding Exclusion Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. The Declarations is amended to add:

   P&P Date: July 1, 2024

2. The following is added as an Exclusion to the Policy:

   The *Insurer* shall not be liable for that portion of *Loss* arising out of any *Claim* based upon or arising out of any fact, circumstance, situation, Wrongful Act, or Related Wrongful Act underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding or investigation, including any alternative dispute resolution proceeding, against any *Insured* as of or prior to the applicable *P&P Date* set forth in the Declarations (above).

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



Policy Number: USF05426425

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

Endorsement Effective Date: July 1, 2025

Full Conformance with State Statutes Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

Section III, Conditions, is amended to add:

In the event of any inconsistency between any state amendatory endorsement attached to this Policy and any term or condition of this Policy, the *Insurer* will resolve the inconsistency by applying the provision that is more favorable to the *Insured*, to the extent permitted by applicable law.

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



Endorsement Number 4

Limit of Liability Amended Endorsement
(Tie-In of Limits – Absolute)

Policy Number	Effective Date	Producer
USF05426425	July 1, 2025	Willis Towers Watson Northeast Inc.

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

I. Subsection 2.2 in General Conditions is amended to add the following to the end thereof:

The combined **Limit of Liability** of the **Insurer** for all **Loss** under both this Policy and also under an **Other Allianz Policy** shall be $2,500,000

Accordingly, the **Limit of Liability** for **Loss** under this Policy shall be reduced by **Loss** incurred under the **Other Allianz Policy** because the **Limit of Liability** under the **Other Allianz Policy** is now part of and not in addition to the **Limit of Liability** of this Policy as set forth in Item 3 of the Declarations of this Policy.

Nothing in this endorsement shall be construed to increase the **Insurer's Limit of Liability** set forth the Declarations of such **Other Allianz Policy** which shall remain the maximum liability of the **Insurer** for all **Loss** under such **Other Allianz Policy**, or the **Insurer's Limit of Liability** under this Policy as set forth in Item 3 of the Declarations of this Policy which shall remain the maximum liability of the **Insurer** for all **Loss** in the aggregate under this Policy.

II. The following is added to the Definitions Section:

Other Allianz Policy means policy number USF05426425 issued to Fidelity Fixed Income and Asset Allocation Funds by Allianz Global Risks USInsurance Company (or any renewal or replacement of such policy or which succeeds such policy in time).

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.



Allianz

Endorsement Number: 5

Policy Number: USF05426425
Policyholder: Fidelity Fixed Income and Asset Allocation Funds
Endorsement Effective Date: July 1, 2025

Quota Share Participation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. *Limit of Insurance* in the Declarations is deleted and replaced with:

   Total Limit of Insurance: US$25,000,000

   Insurer's Quota Share Amount: US$2,500,000

2. Section I, Insuring Agreement, is amended to add:
   This Policy is part of a quota share participation arrangement with the Participating Insurers set forth in the Schedule (below). Each Participating Insurer is only liable for the corresponding amount of the *Limit of Insurance* set forth below. The liability for each Participating Insurer, including the *Insurer*, is several and not joint. The failure of any Participating Insurer to pay its applicable share of the *Limit of Insurance* shall not increase the liability of any other Participating Insurer. Each Participating Insurer will make its own coverage determination for its respective policy. A Participating Insurer's coverage determination shall not be imputed to any other Participating Insurer.

3. Section III(A) is deleted and replaced with:
   The Insurer's Quota Share Amount, set forth in the Declarations (above), is the *Insurer*'s maximum liability for payments under this Policy.

Schedule

Participating Insurer	Policy Number	Participation Amount
Allianz Global Risks US Insurance Company	USF05426425	US$2,500,000
Berkley Professional Liability	BPRO8126544	US$5,000,000
Endurance American Insurance Company	FIX30063558901	US$2,500,000
Old Republic Insurance Company	ORPRO 13 103572	US$2,500,000
National Casualty Company	XJO2508998	US$2,500,000
Arch Reinsurance Ltd	FIF400445/01/2025	US$2,500,000
Liberty Specialty Markets Agency Limited	LSMAFL494802A	US$2,500,000
Twin City Fire Insurance Co.	08 FI 0664579-25	US$5,000,000



ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Exhaustion Provision Amended Endorsement

Policy Number	Effective Date
USF05426425	July 1, 2025

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

Subsection 2.1 in General Conditions is deleted in its entirety and replaced with the following:

> Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds**, and/or any other source. The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.



Policy Number: USF05426425

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

Endorsement Effective Date: July 1, 2025

Excess Enhancement Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. The preamble is deleted and replaced with:

    In consideration of the payment of *Premium*, the *Insurer* and *Insured* agree as follows:

2. Section I, Insuring Agreement, the phrase "in effect at the inception of the *Policy Period*" is deleted.

3. Section II, *Insured*, is deleted and replaced with:

    Insured has the same meaning as set forth in the *Followed Policy*.

4. Section II, *Loss*, is deleted and replaced with:

    Loss has the same meaning as set forth in the *Followed Policy*.

5. Section III, Conditions, is amended to add:

    For the avoidance of doubt, the *Insurer* shall recognize erosion of the *Underlying Limits* by any payment made in respect of losses determined by the insurers of the *Underlying Insurance* to be subject to cover. In addition, the *Insurer* shall recognize erosion of the *Underlying Limits* by any payment made in respect of losses by reason of cover provided by any *Underlying Insurance* whether or not such cover is also provided by this Policy.

6. Section III(B), Conditions, is deleted and replaced with:

    The *Insured* shall give written notice of any *Claim* to the *Insurer* at the address stated in the Declarations in accordance with the notice provisions of the *Followed Policy*.

7. Section III(D), Conditions, is amended to add:

    The failure of an *Insured* to give cooperation and information as requested by the *Insurer* shall not impair the rights of any other *Insured* under this Policy.

8. Section III(F), Conditions, is deleted and replaced with:

    If any term or condition of the *Followed Policy* is modified following the inception of the *Policy Period*, such modification shall not be effective under this Policy without the *Insurer*'s written consent (which shall not be unreasonably withheld, conditioned, or delayed).

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.



ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

"BERMUDA SHORTS" FORM

THIS IS A CLAIMS MADE POLICY. DEFENSE COSTS ARE INCLUDED IN THE LIMIT OF LIABILITY. Except as otherwise provided herein, this Policy covers only Claims first made against the Insureds during the Policy Period. PLEASE READ THIS POLICY CAREFULLY.

DECLARATIONS

Policy No.:

    FIF400445/01/2025

Item 1.   **Named Insured:**   **Fidelity Fixed Income and Asset Allocation Funds**
        Address: 88 Black Falcon
        First Floor, East Side, Suite 167
        Mailzone V7E
        Boston, MA 02210
        U.S.A.

Item 2.   **Policy Period:**
        From: July 1, 2025
        To: July 1, 2026
        12:01 a.m. local time at the address stated in Item 1.

Item 3.   **Limit of Liability:** $2,500,000 part of $25,000,000

Item 4:   **Underlying Insurance:**

	Insurer	**Limit of Liability**	**Attachment**
Primary Policy:	Berkshire Hathaway Specialty Insurance Company	$10,000,000	
1st Excess:	ACE American Insurance Company	$10,000,000	$10,000,000
2nd Excess:	National Union Fire Insurance Company of Pittsburgh, Pa.	$10,000,000	$20,000,000
3rd Excess:	ICI Mutual Insurance Company	$10,000,000	$30,000,000
4th Excess:	Allied World Assurance Company, AG	$10,000,000	$40,000,000
5th Excess:	QBE Insurance Corporation	$10,000,000	$50,000,000
6th Excess:	Travelers Casualty and Surety Company of America	$10,000,000	$60,000,000
7th Excess:	Continental Casualty Company	$10,000,000	$70,000,000
8th Excess:	Starr Indemnity & Liability Company	$10,000,000	$80,000,000

EADOS016

9th Excess:	AXIS Insurance Company	$5,000,000	$90,000,000
10th Excess:	Zurich American Insurance Company	$5,000,000	$95,000,000
11th Excess:	Ironshore Indemnity Inc.	$5,000,000 p/o $50,000,000	$100,000,000
	Mosaic Syndicate Services Limited	$5,000,000 p/o $50,000,000	$100,000,000
	XL Specialty Insurance Company	$5,000,000 p/o $50,000,000	$100,000,000
	Everest National Insurance Company	$7,000,000 p/o $50,000,000	$100,000,000
	U.S. Specialty Insurance Company	$8,000,000 p/o $50,000,000	$100,000,000
	Twin City Fire Insurance Co.	$10,000,000 p/o $50,000,000	$100,000,000
	Freedom Specialty Insurance Company	$10,000,000 p/o $50,000,000	$100,000,000

Item 5. **Extended Reporting Period:**   As per the Primary Policy
Additional Period:
Additional Premium:

Item 6. **Notice to Insurer:**

Notice Of **Claim(s)** To Be Sent To:	All Other Notices To Be Sent To:
Arch Reinsurance Ltd	Arch Reinsurance Ltd
Waterloo House, Ground Floor	Waterloo House, Ground Floor
100 Pitts Bay Road	100 Pitts Bay Road
Pembroke	Pembroke
Bermuda HM 08	Bermuda HM 08
Fax (441) 278 9276	Fax (441) 278 9276
Attention: Professional Claims	Attention: Professional Underwriting
Email: professionalclaims@archinsurance.bm	

Item 7. **Policy Premium:** $7,500

Countersigned at Hamilton, Bermuda on the **25th** day of **September 2025**.

Authorized Representative





ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

In consideration of the payment of the premium and in reliance upon the **Application**, the Insurer specified in the Declarations (the "**Insurer**") and the **Insureds** agree as follows:

I.   INSURING AGREEMENT

This Policy provides excess coverage after exhaustion of the **Underlying Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** as of the inception of this Policy. Notwithstanding the foregoing, this Policy shall provide no broader coverage than the most restrictive policy of **Underlying Insurance** and shall not be subject to any "state amendatory" or similar state specific endorsement to the **Primary Policy**.

II.   EXHAUSTION OF THE UNDERLYING LIMIT

A.   The **Underlying Limit** shall be exhausted by payment, in legal currency, of covered **Loss** by the insurers of **Underlying Insurance**, the **Insureds**, or any **DIC Insurer**.

B.   If this Policy becomes primary insurance because of the exhaustion of the **Underlying Limit**, the applicable deductible or retention of the **Primary Policy** shall apply to each **Claim** handled by the **Insurer** on a primary insurance basis. No deductible or retention shall apply to any **Claim** handled by the **Insurer** on an excess insurance basis.

C.   If any policy of **Underlying Insurance** grants any coverage subject to a sub-limit of liability, this Policy shall not offer such coverage. However, this Policy shall recognize any reduction of the **Underlying Limit** by any payment under such coverage.

III.   DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A.   "**Application**" and "**Claim**" shall have the same meaning specified for such terms in the **Primary Policy**.

B.   "**Loss**" shall have the same meaning specified for such term in the **Primary Policy**, except that punitive damages are included within **Loss** to the extent such damages are legally insurable under the internal laws of England and Wales, notwithstanding anything to the contrary in the **Primary Policy**.

C.   "**DIC Insurer**" means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

D.   "**Insureds**" means all persons and entities entitled to coverage under the **Primary Policy**.

EADOS016



E.   "**Primary Policy**" and any "**Underlying Excess Policies**" are identified in Item 4 of the Declarations.

F.   "**Underlying Insurance**" means the **Primary Policy** and any **Underlying Excess Policies**.

G.   "**Underlying Limit**" means the aggregate sum of all limits of liability of all **Underlying Insurance** as shown in Item 4 of the Declarations.

IV.   LIMIT OF LIABILITY

The Limit of Liability specified in Item 3 of the Declarations is the maximum aggregate amount that the **Insurer** shall pay under this Policy for all covered **Loss**, including, without limitation, defense costs.

V.   DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate in the investigation, settlement and defense of any **Claim** noticed under this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

VI.   EXTENDED REPORTING PERIOD

If the **Insureds** elect and are granted an extended reporting period or discovery period under all **Underlying Insurance**, then the **Insureds** shall also be entitled to elect an extended reporting period under this Policy. Such extended reporting period shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** provided that the premium and duration of such extended reporting period shall be as specified in Item 5 of the Declarations.

VII.   MAINTENANCE OF UNDERLYING INSURANCE

All **Underlying Insurance** shall be maintained in full effect. Failure to maintain any **Underlying Insurance** shall: (i) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (ii) not relieve the **Insurer** of any obligation under this Policy.

VIII.   CHANGES

This Policy shall not be changed or assigned in any manner except by written agreement of the **Insurer**.

IX.   ARBITRATION

No provision of the **Primary Policy** as respects service of suit, submission to the jurisdiction of any court or other provision of the **Primary Policy** relating to the resolution of disputes, controversies or claims shall apply to this Policy, and the following shall apply to this Policy:

A.   Any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or alleged invalidity thereof shall be finally and fully determined in London, England under the provisions of the Arbitration Act of 1996 (the "Act"), and/or any statutory modifications or amendments thereto, for the time being in force, by a Board composed of three arbitrators to be selected for each controversy as follows:



Any party may, in the event of a dispute, controversy or claim, notify the other party or parties to such dispute, controversy or claim of its desire to arbitrate the matter, and at the time of such notification the party desiring arbitration shall notify the other party or parties of the name of the arbitrator selected by it. The other party who has been so notified shall within thirty (30) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within thirty (30) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of thirty (30) calendar days, apply to a judge of the High Court of Justice of England and Wales for the appointment of a second arbitrator and in such a case the arbitrator appointed by such a judge shall be deemed to have been nominated by the party or parties who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within thirty (30) calendar days after the appointment of the second arbitrator choose a third arbitrator. In the event of the failure of the first two arbitrators to agree on a third arbitrator within said thirty (30) calendar day period, either of the parties may within a period of thirty (30) calendar days thereafter, after notice to the other party or parties, apply to a judge of the High Court of Justice of England and Wales for the appointment of a third arbitrator and in such case the person so appointed shall be deemed and shall act as a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Board of Arbitration for the controversy in question shall then be deemed fixed.

B. The arbitration hearing shall be located, at the election of the **Insured** parties, in London, England; Bermuda; Toronto, Canada; or Vancouver, British Columbia. The Board of Arbitration shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may prescribe reasonable rules and regulations governing the course and conduct of the arbitration proceeding, including, without limitation, discovery by the parties.

C. The Board of Arbitration shall, within ninety (90) calendar days following the conclusion of the hearing, render its decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all the parties thereto. In case the Board of Arbitration fails to reach a unanimous decision, the decision of the majority of the members of said Board shall be deemed to be the decision of the Board and the same shall be final and binding on the parties thereto. Such decision shall be a complete defense to any attempted appeal or litigation of such decision in the absence of fraud or collusion. Without limiting the foregoing, the parties waive any right to appeal, and/or seek collateral review of the decision of the Board of Arbitration by any court or other body to the fullest extent permitted by applicable law, including, without limitation, application or appeal under Sections 45 or 69 of the Act.

D. In the event that the **Insureds** prevail in the arbitration proceeding, then the **Insurer** shall pay to such **Insureds** the attorneys' fees, expert fees and other necessary out-of-pocket costs and expenses reasonably incurred by such **Insureds** in the arbitration proceeding and shall pay the fees and expenses of the Board of Arbitration, such payment to be in addition to and not part of any applicable Limit of Liability under this Policy. In the event the **Insurer** prevails in the arbitration proceeding, then such fees and expenses of the **Insurer** shall be paid as may be ordered by the Board of Arbitration within its sole discretion.



X.   GOVERNING LAW AND INTERPRETATION

This Policy, and any dispute, controversy or claim arising out of or relating to this Policy, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, except insofar as such laws: (i) may prohibit payment hereunder in respect of punitive damages; (ii) pertain to the procurement, issuance, delivery, renewal, nonrenewal or cancellation of policies of insurance or the regulation under New York Insurance Law, or regulations issued by the Insurance Department of the State of New York pursuant thereto, applying to insurers doing insurance business within the State of New York or as respects risks or insureds situated in the State of New York; or (iii) are inconsistent with any provisions of this Policy.

Notwithstanding anything herein to the contrary, the provisions, stipulations, exclusions and conditions of this Policy are to be construed in an evenhanded fashion as between the parties. Without limitation, where the language of this Policy is deemed to be ambiguous or otherwise unclear, the issue shall be resolved in the manner most consistent with the relevant provisions, stipulations, exclusions and conditions (without regard to authorship of the language, without any presumption or arbitrary interpretation or construction in favor of either the **Insureds** or the **Insurer**, without reference to the "reasonable expectations" of either thereof or to contra proferentem and without reference to parol or other extrinsic evidence). To the extent that New York law is inapplicable by virtue of any exception or proviso enumerated above or otherwise, and as respects any arbitration procedure pursuant to this Section 9 above, the internal laws of England and Wales shall apply.





Endorsement No.: **1**
This endorsement, effective: **July 1, 2025** (at 12:01 A.M. prevailing time at the address of the Insured Company as shown in item 1 of the Declarations)
Forms a part of Policy No.: **FIF400445/01/2025**
Issued to: **Fidelity Fixed Income and Asset Allocation Funds**
By: **Arch Reinsurance Ltd.**

TIE-IN OF LIMIT ENDORSEMENT

In consideration of the premium charged, it is agreed that the following is added to this Policy, notwithstanding anything to the contrary in the Primary Policy:

It is expressly agreed that this Policy and Policy Number **BFI400444/01/2025** issued by Arch Reinsurance Ltd (the "Other Policy") share a single limit of liability. Therefore:

(1) The Insurer's maximum limit of liability for all Loss, including Defense Expenses, under this Policy, and for all Loss, including Defense Expenses, under the Other Policy, in the aggregate, will not exceed **$2,500,000**.

(2) Any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy. Similarly, any payments by the Insurer under the Other Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of Claims under this Policy.

(3) When the sum total of Claims under this Policy and claims under the Other Policy equals **$2,500,000**, then the Insurer's obligations under this Policy and the Other Policy shall be completed fulfilled and extinguished.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

EA1054





Liberty Specialty Markets Agency Limited
141 Front Street
Hamilton HM 19, Bermuda
v: 441 279 7000

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

POLICY NO.: LSMAFL494802A

Item 1.	Insured:	Fidelity Fixed Income and Asset Allocation Funds (and others as more fully described in the Followed Policy)
	Insured Address:	c/o FMR LLC 88 Black Falcon Ave First Floor, East Side, Suite 167 Mailzone V7E Boston, MA 02210
Item 2.	Coverage Provided:	Excess Fund Crime Coverage
Item 3.	Followed Policy:	Insurer: Berkshire Hathaway Specialty Insurance Company Policy number: 47-EPF-315882-05
Item 4.	Policy Period:	From 12:01 A.M. on July 1, 2025 To 12:01 A.M. on July 1, 2026 (Local time at the address shown in Item 1.)
Item 5.	Premium:	USD 7,500
Item 6.	Limit of Liability:	USD 2,500,000 Part of USD 25,000,000 for all covered loss under all coverages per claim and in the aggregate.
Item 7.	Underlying Policy Limits:	USD 150,000,000 (Underlying policies as bound and/or issued and on file with the Company, herein referred to as the “Underlying Policies”) all covered loss under all coverages per claim and in the aggregate
Item 8.	Endorsements at issuance:	(1) 105.2 Quota Share Endorsement (2) MANU Tie-In Of Limits Endorsement (3) 404.3 Sanctions Limitation Endorsement
Item 9.	Name and address for all notices under this policy:	
	(a) Claims: Or:	BermudaClaims@libertyglobalgroup.com Liberty Specialty Markets Agency Limited Attention: Claims Manager 141 Front Street Hamilton HM19, Bermuda
	(b) All other notices:	Liberty Specialty Markets Agency Limited Attention: Underwriting Department 141 Front Street Hamilton HM19, Bermuda



EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

Item 10.   The Company: Liberty Specialty Markets Agency Limited for and on behalf of
                                     subscribing Insurers as follows:
                                     100% Liberty Specialty Markets Bermuda Limited

Item 11.   Declaration: The subscribing Insurers' obligations under this Policy are several and not
                                     joint and are limited solely to the extent of their individual subscriptions. No
                                     subscribing Insurer is responsible for the subscription of any co-subscribing
                                     Insurer.

THESE DECLARATIONS, THE POLICY FORM AND ANY ENDORSEMENTS ATTACHED HERETO, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING FOR THE FOLLOWED POLICY, ANY UNDERLYING POLICIES AND THIS POLICY, CONSTITUTE THE INSURANCE POLICY WHICH THE COMPANY HAS ISSUED IN RELIANCE UPON THE COMPLETENESS AND ACCURACY OF THE APPLICATION(S) AND OTHER INFORMATION PROVIDED TO THE COMPANY BY OR ON BEHALF OF THE INSURED.

_____
                    Authorized Representative



EXCESS FOLLOW FORM LIABILITY POLICY

A. INSURING AGREEMENT

The Company shall indemnify the Insured for covered loss in accordance with the terms, conditions and limitations of the Followed Policy in effect at inception, as modified by and subject to the terms, conditions and limitations of this Policy in effect at inception.   Notwithstanding the foregoing, this Policy shall not provide broader coverage than that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto.

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability.   At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

C. PUNITIVE DAMAGES

This Policy shall cover punitive damages notwithstanding whether or not punitive damages are insurable under the law(s) applicable to the Underlying Policies. The coverage afforded by this paragraph is included within, and does not increase the Limit of Liability. In the event any of the Underlying Policies do not cover punitive damages, the Insured shall be self-insured with respect to such damages.

D. CLAIMS

This Policy shall follow the claims provisions of the Followed Policy with notice hereunder being sent to the Company at either address stated in Item 9 (a) above. In matters regarding claims, the Company shall act on its own behalf with respect to the handling and settlement of any claim and shall have the right, but not duty, to effectively associate with the Insured regarding the investigation, defense, negotiation of settlement and settlement of any claim that is or reasonably could be covered in whole or in part by this Policy. The Insured shall do nothing that may prejudice the Company's position or potential rights of recovery.



EXCESS FOLLOW FORM LIABILITY POLICY

E. MODIFICATION AND CANCELLATION

Modification of any term, condition, limitation or exclusion of the Followed Policy or the Underlying Policies not agreed upon prior to the binding date of this Policy shall alter the terms of this Policy only upon the written consent of the Company. Written consent at the sole discretion of the Company by endorsement is required with respect to modifications which: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium. This Policy shall follow the cancellation terms of the Followed Policy, except that in the event the Company cancels this Policy for non-payment of premium this Policy shall be void ab initio.

F. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the applicable law as set forth in the Followed Policy. In the event the Followed Policy does not specify a choice of law, this Policy, shall be construed and enforced in accordance with the laws of the State of New York. Notwithstanding the foregoing, at all times Paragraph C above shall always be construed and enforced solely in accordance with the laws of Bermuda. Notwithstanding any law, rule of construction or Underlying Policy language to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insurer and an insured.

G. ALTERNATIVE DISPUTE RESOLUTION AND STATE STATUTES

This Policy shall follow the Arbitration or Alternative Dispute Resolution (collectively "ADR") terms of the Followed Policy. In the event the Followed Policy does not provide for ADR, then any dispute arising out of or in connection with this Policy shall be referred to and fully and finally resolved solely by Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto, with the number of arbitrators being set at three and both parties agreeing to bear the costs of their own arbitrator with the remaining costs borne equally by both parties.

Notwithstanding any provision of the Followed Policy or Underlying Policies, this Policy shall not conform to the Statutes of any State of the United States of America, its territories, possessions or Puerto Rico and the Company does not consent to either the service of suit within the United States of America, its territories, possessions or Puerto Rico or the jurisdiction of any federal, territorial or state court of the United States of America, its territories, possessions or Puerto Rico.

IN WITNESS WHEREOF, the Company has caused this Policy to be signed by its duly appointed Authorized Representative on September 10, 2025.

_____
Authorized Representative



Bermuda Personal Information Protection Act 2016

1. In respect of any personal information processed under or in connection with the Agreement, each of the Parties shall
   a. comply at all times with their respective obligations under applicable laws;
   b. protect personal information with appropriate safeguards against risk; and
   c. notify the other Parties without undue delay after becoming aware of an actual or reasonably suspected breach of security leading to the loss or unlawful destruction or unauthorised disclosure of or access to personal information.

2. The Parties shall only use personal information to the extent reasonably required for the purposes of this Agreement. The Parties shall not disclose personal information to any third parties other than to the extent necessary for the performance of its obligations under this Agreement.

3. To the extent that transfers of personal information between the Parties involve a transfer from Bermuda to an overseas third party, the Parties shall ensure that appropriate safeguards are implemented to ensure a comparable level of protection for personal information is provided by the overseas third party.

4. On termination of this Agreement, for whatever reason, the Parties shall ensure that personal information ceases to be used and (as shall be separately agreed between the parties) is erased, destroyed or returned, unless otherwise required by applicable laws.

5. In the event of a request from an individual in connection with such individual's personal information pursuant to a right under PIPA, the Parties shall ensure that
   a. the party who has received the request notifies the other Party promptly; and
   b. the Parties cooperate fully and provide each other with reasonable assistance as required in order to comply with their obligations under applicable laws.

6. On receipt of any request or enquiry from a Regulator that relates to relevant personal information, each party shall, so far as legally permissible, promptly notify the other and shall provide the other with all reasonable cooperation and assistance to allow the party in receipt of the request to respond.

7. If you provide Us with personal information of another individual, You must

   a. take all reasonably practicable steps to ensure that the individual to whom the personal information relates is aware that We will use their personal information; and
   b. unless all uses made, or to be made, of their personal information under or in connection with this agreement are within the reasonable expectations of the individual to whom the personal information relates, show them Our privacy notice, available at https://www.libertymutualgroup.com/about-lm/corporate-information/privacy-policy



How Liberty Mutual Bermuda uses personal information

Liberty Mutual Bermuda takes the protection of personal information seriously and is committed to protecting individuals' privacy.

In order for us to deliver our insurance services, deal with any claims or complaints that might arise, prevent and detect fraud or comply with our legal or regulatory obligations, we need to collect and use personal information. The types of personal information that we collect will depend on the relationship we have: for example, as a policyholder, beneficial owner, third-party claimant, director or officer, or witness to an incident. Personal information will also be used for business and management activities such as financial management and analysis. This may involve sharing such personal information with, and obtaining personal information about individuals from, our group companies and third parties such as brokers, credit reference agencies, partners, reinsurers, claims handlers and loss adjusters, professional advisors, our regulators or fraud prevention agencies.

Please see the full Privacy Notice available at https://www.libertymutualgroup.com/about-lm/corporate-information/privacy-policy for further information on how personal information is used and the rights that individuals have in relation to the personal information we hold. If you wish to see the Privacy Notice in hard copy or have any other query, you can contact us at any time by e-mailing us at dataprotectionofficer@libertyglobalgroup.com or by writing to Privacy Officer, Liberty Mutual Bermuda, 141 Front Street, Hamilton, HM19 Bermuda.

Where you provide us personal information about individuals (for example, your customers or employees), you must take all reasonably practicable steps to ensure that the individual to whom the personal information relates is aware that we will use their personal information; and show them this Privacy Notice (unless all uses made, or to be made, of their personal information under or in connection with this agreement are within the reasonable expectations of the individual to whom the personal information relates).

Endorsement No.:	1
This endorsement, effective:	July 1, 2025
	(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL494802A
Issued to:	Fidelity Fixed Income and Asset Allocation Funds
By:	Liberty Specialty Markets Agency Limited

QUOTA SHARE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that **Item 6**. Limit of Liability of the Declarations is deleted and replaced with the following:

ITEM 6.   LIMIT OF LIABILITY: USD 2,500,000 quota share part of USD 25,000,000 for all covered loss under all coverages combined per claim and in the aggregate.

It is further understood and agreed that paragraph **A. INSURING AGREEMENT is** deleted and replaced with the following paragraph **A. INSURING AGREEMENT**:

A.   INSURING AGREEMENT

The Company shall only indemnify the Insured for its percentage participation of covered loss in accordance with the terms, conditions and limitations the Followed Policy in effect at inception, as modified by and subject to the terms, conditions, limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage that that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto. It is further understood and agreed that paragraph **B. LIMIT OF LIABILITY** is deleted and replaced with the following paragraph **B. LIMIT OF LIABILITY**:

B.   LIMIT OF LIABILITY
The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement, other quota share endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement, other quota share endorsement or sub-limit of liability.   This Policy shall pay a maximum of 10% of USD 25,000,000 (USD 2,500,000) of all covered Loss excess of USD 150,000,000 subject to a maximum aggregate Limit of Liability of USD 2,500,000. The obligation of the Company to pay for loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

_____
Authorized Representative

105.2

Endorsement No: **2**
This endorsement, effective: July 1, 2025
(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: LSMAFL494802A
Issued to: Fidelity Fixed Income and Asset Allocation Funds
by: Liberty Specialty Markets Agency Limited


TIE-IN OF LIMITS ENDORSEMENT


In consideration of the premium charged, it is hereby understood and agreed that the following is added to this Policy:

Notwithstanding anything above to the contrary, with regard to any claims or losses for which coverage is simultaneously afforded, in whole or in part, under this Policy (Policy number LSMAFL494802A) and policy number LSMAFL494792A or any extension or renewal thereof, the total aggregate limit of said policies shall be no more than USD 2,500,000.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

_____
Authorized Representative

LSMA FL Tie-in of Limits Manuscript Endt

Endorsement No: 3
This endorsement, effective: July 1, 2025
(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: LSMAFL494802A
Issued to: Fidelity Fixed Income and Asset Allocation Funds
by: Liberty Specialty Markets Agency Limited

SANCTIONS LIMITATION ENDORSEMENT

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

_____
Authorized Representative

404.3



Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

October 29, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 2
Floor 10, MA 02116

RE: Fidelity Fixed Income & Asset Allocation
      Policy Number: XJO2508998
      Liability Limit: $2,500,000 Part of $25,000,000 Excess of $150,000,000 Single Loss Limit of Liability
                                  $2,500,000 Part of $25,000,000 Excess of $150,000,000 Aggregate Limit of Liability

Dear Mary,

Nationwide is pleased to provide you with the enclosed <u>Fidelity Fixed Income & Asset Allocation</u> Policy, with effective dates <u>07/01/2025</u> to <u>07/01/2026</u>, issued by <u>National Casualty Company</u> ("the Company") to the above captioned insured.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures



Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary   President

The information contained herein replaces any similar information contained elsewhere in the policy.

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured & Mailing Address:**	FIDELITY FIXED INCOME & ASSET ALLOCATION C/O FMR LLC 88 FALCON , FIRST FLOOR, EAST SIDE, SUITE 167. MAILZONE V7E BOSTON, MA 02210	Policy No.: XJO2508998 Agent No.: 20408 Renewal No.: XJO2408998

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
    A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 2,500,000
    B. Aggregate Limit (Financial Institution Bond only): $ 2,500,000
*Aggregate Limit is applicable to FI Bond only   Part of $ 25,000,000

Item 3. Policy Period:
07/01/2025 to 07/01/2026 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
    "Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability ☒ Single ☒ Aggregate	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315882-05	$10,000,000	07/01/2025 – 07/01/2026

DEDUCTIBLE:
$400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $ 150,000,000

Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 150,000,000

Aggregate Limit (Financial Institution Bond only): $ 150,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5.   **Premium:** $7,500   **Terrorism Premium:** $ 0   **Total Premium: Part of** $75,000



Item 6.	Notice of Claims to:	Other Notices to:
	National Casualty Company	National Casualty Company
	Claim Department	Claim Department
	PO Box 182452	PO Box 182452
	Columbus, Ohio 43218-2452	Columbus, Ohio 43218-2452
	mlsreportaloss@nationwide.com	mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**



National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XJO2508998   Effective Date 07/01/2025

12:01 A.M. Standard Time

Named Insured   Fidelity Fixed Income & Asset
Allocation   Agent No. 20408

UT-COVPG	03-21	COVER PAGE
XJ-D-1	08-22	EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS
UT-SP-2	12-95	SCHEDULE OF FORMS AND ENDORSEMENTS
XJ-P-1	08-17	EXCESS INSURANCE POLICY CRIME AND FIDELITY
UT-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XM-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XM-202	08-17	AMEND CONDITIONS OF COVERAGE
XM-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING
UT-3G -2911 -M	09-18	TIE IN OF LIMITS ENDORSEMENT
NOTN0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTN0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I.   INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II.   DEFINITIONS

"Financial Insolvency" means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III.   REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A.   The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) any other source.

B.   In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C.   1.   In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**



2. In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV.   CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.



National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2508998   Effective Date 07/01/2025

                                                                 12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :			
Issuing Insurer	**Policy Number**	**Limit of Liability**	**Attachment Point**
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-05	$10,000,000	SEE FOLLOWED POLICY DEDUCTIBLES
1st EXCESS: FEDERAL INSURANCE COMPANY	82484869	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-581-74-74	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153125D	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, LTD.	C014840/015	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005116	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059071251	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158021-06	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	FIB 0456717-02	$5,000,000	$95,000,000
11th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $50,000,000			
NATIONAL CASUALTY COMPANY	XJO2508786	$10,000,000 PART OF $50,000,000	$100,000,000
EVEREST NATIONAL INSURANCE COMPANY	FL5FD00135-251	$7,000,000 PART OF $50,000,000	
XL SPECIALTY INSURANCE COMPANY	ELU204424-25	$5,000,000 PART OF $50,000,000	
LIBERTY MUTUAL INSURANCE COMPANY	FI4NAB095H006	$5,000,000 PART OF $50,000,000	

UT-358 (12-07)

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No.: XJO2508998   Effective Date: 07/01/2025

12:01 A.M. Standard Time

Named Insured: Fidelity Fixed Income & Asset Allocation   Agent No.: 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):			
Issuing Insurer	**Policy Number**	**Limit of Liability**	**Attachment Point**
TWIN CITY FIRE INSURANCE COMPANY	08 FI 0252157-25	$10,000,000 PART OF $50,000,000	
U.S. SPECIALTY INSURANCE COMPANY	24-MGU-25-A60816	$8,000,000 PART OF $50,000,000	
MOSAIC SYNDICATE 1609	13012P25	$5,000,000 PART OF $50,000,000	

UT-358 (12-07)

Underwritten by National Casualty Company

ENDORSEMENT
NO. ____1____

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508998	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

_____ / _____
AUTHORIZED REPRESENTATIVE   DATE

XM-207 (8-17)   Page 1 of 1



ENDORSEMENT
NO. _____2_____

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508998	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A.   In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

_____   /   _____
AUTHORIZED REPRESENTATIVE   DATE



ENDORSEMENT NO. _____ 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508998	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $25,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
National Casualty Company	XJO2508998	$2,500,000	10.00%
Berkley Insurance Company	BPRO8126544	$5,000,000	20.00%
Twin City Fire Insurance Company	08 FI 0664579-25	$5,000,000	20.00%
Allianz Global Risks US Insurance Company	USF05426425	$2,500,000	10.00%
Liberty Specialty Markets Bermuda Limited	LSMAFL494802A	$2,500,000	10.00%
Arch Insurance (Bermuda)	FIF400445/01/2025	$2,500,000	10.00%
Endurance American Insurance Company	FIX30063558901	$2,500,000	10.00%
Old Republic Insurance Company	ORPRO 13 103572	$2,500,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss**, subject to its own **Limit of Liability.**

3. Each Participating Insurer shall:

   A. receive notice of any **Claim** submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**

4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The



Insured expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

    Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

_____/_____
AUTHORIZED REPRESENTATIVE   DATE



ENDORSEMENT NO. ___4___

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508998	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

_____ _____/_____

AUTHORIZED REPRESENTATIVE   DATE



**ENDORSEMENT
NO. _____5_____**

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2508998	07/01/2025	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $2,500,000 for all **Claims** under this policy and all **Claims** under policy number **_XMF2510841_** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.



AUTHORIZED REPRESENTATIVE   DATE

 

National Casualty Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE
NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT
You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION
You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"
You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.





Excess Liability Insurance Policy

Issuing and Policyholder Servicing Office:

Old Republic Professional Liability, Inc.
191 North Wacker Drive, Suite 1000
Chicago, IL 60606
Tel: (312) 750-8800
Fax: (312) 750-8965
www.oldrepublicpro.com



OLD REPUBLIC INSURANCE COMPANY
Mt. Pleasant, Pennsylvania

Declarations
Excess Policy

+---+

Important Notice

This is a claims made policy that applies only to **Claims** first made during the **Policy Period** or the Extended Reporting Period, if exercised. Defense costs shall be applied against the retention, if applicable. Defense costs paid by the Insurer shall reduce and may completely exhaust the Limit of Liability of the Policy.

Please read the entire Policy carefully.

+---+

Policy Number: ORPRO 13 103572   Previous Number: ORPRO 13 102509

Item 1. **Parent Company and Address**:

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Ste 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**:   From: July 1, 2025   To: July 1, 2026
12:01 a.m. local time at the address shown in Item 1.

Item 3. **Limit of Liability**: $2,500,000 part of $25,000,000

Maximum aggregate liability for the **Policy Period.**

Item 4. **Underlying Policies**:

(A) **Primary Policy**
Insurer: Berkshire Hathaway Specialty Insurance Company
Policy Number: 47-EPF-315882-05
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000
Deductible: $5,000,000

(B) Other **Underlying Policy(ies)**
1st Excess
Insurer: ACE American Insurance Company
Policy Number: 82484869
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

2nd Excess

Insurer: National Union Fire Insurance Company of Pittsburgh, PA.
Policy Number: 01-581-74-74
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

3rd Excess
Insurer: ICI Mutual Insurance Company
Policy Number: 87153325B
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

4th Excess
Insurer: Allied World Assurance Company, AG
Policy Number: C014840/015
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

5th Excess
Insurer: QBE Insurance Corporation
Policy Number: 130005116
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

6th Excess
Insurer: Travelers Casualty and Surety Company of America
Policy Number: 106547262
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

7th Excess
Insurer: Continental Casualty Company
Policy Number: 287042220
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

8th Excess
Insurer: Starr Indemnity & Liability Company
Policy Number: 1000059071251
Policy Period: July 1, 2025 to July 1, 2026
Limit of Liability: $10,000,000

9th Excess
Insurer: AXIS Insurance Company
Policy Number: P-001-000158021-06

Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000

10th Excess

Insurer:	Zurich American Insurance Company
Policy Number:	FIB 0456717-02
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000

11th Excess

Insurer:	London/Lloyds Syndicates (Mosaic)
Policy Number:	13012P25
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000 part of $50,000,000

11th Excess

Insurer:	Freedom Specialty Insurance Company
Policy Number:	XJO2508786
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$10,000,000 part of $50,000,000

11th Excess

Insurer:	Twin City Fire Insurance Co.
Policy Number:	08 FI 0252157-25
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$10,000,000 part of $50,000,000

11th Excess

Insurer:	Houston Casualty Company (HCC)
Policy Number:	24-MGU-25-A60816
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$8,000,000 part of $50,000,000

11th Excess

Insurer:	Everest National Insurance Company
Policy Number:	FL5FD00135-251
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$7,000,000 part of $50,000,000

11th Excess

Insurer:	Ironshore Indemnity Inc.
Policy Number:	FI4NAB095H006
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000 part of $50,000,000

11th Excess

Insurer:	XL Specialty Insurance Company
Policy Number:	ELU204424-25
Policy Period:	July 1, 2025 to July 1, 2026
Limit of Liability:	$5,000,000 part of $50,000,000

Item 5. **Extended Reporting Period**:

(A)   Additional Premium: 150.00% of Annualized Policy Premium

(B)   Additional Period: 12 months

Item 6. **Premium**: $7,500

Item 7. **Notice to Insurer**:

Notice of **Claims** or Potential **Claims**:	All Other Notices:
Old Republic Professional Liability, Inc.	Old Republic Professional Liability, Inc.
Attention: Claims Department	Attention: Underwriting Department
191 North Wacker Drive, Suite 1000	191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606	Chicago, Illinois 60606
Fax: 312-750-8965	Fax: 312-750-8965
E-Mail: ClaimNotice@oldrepublicpro.com	

Item 8. **Forms/Endorsements Effective at Inception**:
Policy Jacket, ORUG-91 (11/2011), Endorsements #1 - D0103MA (11/2017); #2 - D91015 (11/2017); #3 - D91038 (11/2017); #4 - D91046-C (11/2017); #5 - D91048 (11/2017); #6 - D91051 (11/2017); #7 - D91059 (11/2017).

In witness whereof, the Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Insurer.

Date: January 12, 2026

_____
Authorized Representative

OLD REPUBLIC INSURANCE COMPANY

EXCESS POLICY

In consideration of the payment of premium and in reliance upon any application, materials or information provided to Old Republic Insurance Company ("Insurer") in connection with underwriting this Policy, or included within the application for the **Primary Policy** (as may be defined therein), all of which are hereby incorporated into this Policy, and subject to all of the terms, conditions and exclusions of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policy**. Liability shall attach to the Insurer only after the insurers of the **Underlying Policies**, the **Insureds**, any excess "difference-in-conditions" insurer or any other source pay in legal currency loss covered under the **Underlying Policies** equal to the full amount of the **Underlying Limit**. The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

II. CONDITIONS

A. If any **Underlying Policy** contains a specific grant of coverage that is subject to a sublimit of liability, then coverage under this Policy shall not apply to any **Loss** which is otherwise subject to such grant of coverage. However, any such **Loss** paid under the **Underlying Policies** shall reduce or exhaust the **Underlying Limit** for purposes of this Policy.

B. If during the **Policy Period** or any Extended Reporting Period the **Underlying Policies** are changed to broaden or expand coverage, the Insurer shall not be liable under this Policy to a greater extent than it would have been without such change unless the Insurer agrees in writing to such broader or expanded coverage and the **Insureds** pay any additional premium required by the Insurer therefor. If any **Underlying Policy** is terminated during the **Policy Period** or any Extended Reporting Period or becomes uncollectable, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policy** been maintained and was collectable.

C. Any amount recovered by or on behalf of the **Insureds** after payment under this Policy, less the cost of obtaining the recovery, shall be applied first to amounts paid in excess of this Policy, then to amounts paid under this Policy, and then to amounts paid within the **Underlying Limit**.

D. Any notice to the Insurer under this Policy shall be given at the same time and in the same manner required by the terms and conditions of the **Primary Policy** regardless of the amount of the **Claim** or the **Underlying Limit**, and shall be given at the respective address shown in Item 7. of the Declarations. Any notice to the insurer of an **Underlying Policy** shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds**, and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

III. DEFINITIONS

When used in this Policy either in the singular or in the plural:

A. **Claim** and **Loss** shall have the same meaning as set forth in the **Primary Policy**.

B. **Primary Policy** and **Underlying Policies** means the policies designated as such in the Declarations.

C. **Insureds** means the entities and natural persons insured under the **Primary Policy**.

D. **Policy Period** means the period of time designated in Item 2. of the Declarations, subject to prior termination.

E. **Underlying Limit** means an amount equal to the total limits of liability of all **Underlying Policies**, as set forth in the Declarations, plus any applicable retention or deductible under the **Underlying Policies**.

OLD REPUBLIC INSURANCE COMPANY

MASSACHUSETTS AMENDATORY ENDORSEMENT
COUNTERSIGNATURE

This endorsement modifies coverage provided under the following:

EXCESS POLICY

Notwithstanding any provision on the policy documents for a Countersignature, it is understood and agreed that Countersignature is not required by the state of Massachusetts.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
1	ORPRO 13 103572	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

PENDING OR PRIOR LITIGATION EXCLUSION

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that coverage under this Policy shall be in accordance with and subject to the terms of the Pending or Prior Litigation exclusion in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policies**, except that the applicable date referenced in such exclusion shall be the date stated in such **Primary Policy** or **Underlying Policy** exclusion or July 1, 2024, whichever is later.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
2	ORPRO 13 103572	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

QUOTA SHARE ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed:

1.   This Policy is part of a quota share layer of insurance coverage for the **Insureds**, which consists of the following participants:

Insurer	Limit of Liability
Berkley Pro Insurance Company	$5,000,000
Twin City Fire Insurance Co.	$5,000,000
Freedom Specialty Insurance Company	$2,500,000
Allianz Global Risks US Ins. Co.	$2,500,000
Endurance American Ins. Co. (Sompo)	$2,500,000
Old Republic Insurance Company	$2,500,000
Arch Bermuda Ltd	$2,500,000
Liberty Specialty Markets Agency Ltd.	$2,500,000

   Total Quota Share Layer Limit of Liability:

   The Insurer shall be liable only for such portion of any covered **Loss** as this Policy's aggregate Limit of Liability as set forth above bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered **Loss**, whether or not the other insurer(s) in the quota share layer pay their respective portion of such **Loss**.

2.   The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any **Underlying Policy** with respect to any **Claim**, including without limitation the right to consent to any defense costs, settlement or other **Loss** and the right to participate in the investigation, settlement or defense of any covered **Claim**. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Insureds** shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
3	ORPRO 13 103572	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION I. INSURING AGREEMENT VERSION C

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that Section I. of the Policy is deleted in its entirety and replaced with the following:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy.** Liability shall attach to the Insurer only after the insurers of the **Underlying Policies,** the **Insureds,** any excess "difference-in-conditions" insurer and/or any other source pay in legal currency **Loss** under the **Underlying Policies** equal to the full amount of the **Underlying Limit.** The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
4	ORPRO 13 103572	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION II.

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that:

1. Section II. C. is deleted in its entirety.

2. Section II. E. is deleted in its entirety and replaced with the following:

    E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds,** and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted, provided the failure of one natural person **Insured** to comply with this provision shall not impair the rights of any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
5	ORPRO 13 103572	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

STATE AMENDATORY INCONSISTENCY

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory endorsement attached to this Policy and any other term or condition of this Policy (including without limitation any other term or condition of any **Underlying Policy** which is followed by this Policy), then where permitted by law the Insurer shall apply whichever of such inconsistent terms and conditions which are more favorable to the **Insureds.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
6	ORPRO 13 103572	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

TIE-IN LIMITS ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that, notwithstanding anything in this Policy to the contrary, the **Underlying Limit** shall be eroded or exhausted if and to the extent any insurance company pays loss under a policy other than an **Underlying Policy** and such payment erodes or exhausts the limit of liability of an **Underlying Policy.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
7	ORPRO 13 103572	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

INSURANCE IS PROVIDED BY
THE COMPANY DESIGNATED ON THE DECLARATIONS PAGE

IN WITNESS WHEREOF, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

OLD REPUBLIC INSURANCE COMPANY
631 Excel Drive
Mt. Pleasant, Pennsylvania 15666

A Stock Company

This Policy is Non-participating With Regard to Paying Dividends to Policyholders

Secretary

President

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

You are hereby notified that under the Terrorism Risk Insurance Act as amended, you have a right to purchase insurance coverage for losses resulting from acts of terrorism, *as defined in Section 102(1) of the Act*: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85 % through 2015; 84 % beginning on January 1, 2016; 83 % beginning on January 1, 2017; 82 % beginning on January 1, 2018; 81 % beginning on January 1, 2019 and 80 % beginning on January 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLON CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS' LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0 and does not include any charges for the portion of losses covered by the United States government under the Act.

Old Republic Insurance Company	Fidelity Fixed Income and Asset Allocation Funds
Name of Insurer	Name of Applicant
01/12/2026	
Date	



Sompo

Excess Liability

Policy Number: FIX30063558901
Effective Dates: July 01, 2025 To: July 01, 2026
Endurance American Insurance Company

Issuing Office:
1221 Avenue of the Americas
New York, NY 10020
www.sompo-intl.com

Endurance American Insurance Company
Wilmington, Delaware

EXCESS LIABILITY POLICY DECLARATIONS

NOTICE: Depending on the terms and conditions of the Followed Form, this Policy may (1) only provide coverage for Loss from Claims first made or first made and reported during the Policy Period; and (2) have its Limit of Liability reduced by payment for defense costs. Please read the Followed Form and this Policy carefully to determine your rights, duties and what is and what is not covered. In the event of any conflict between the terms and conditions of this Policy and the Underlying Policy(ies), the terms and conditions of this Policy shall control. Terms defined in the Followed Form are used herein with the meaning assigned to them in the Followed Form unless otherwise indicated.

POLICY NUMBER: FIX30063558901

PRIOR POLICY NUMBER: FIX30063558900

Item 1. Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Address: c/o FMR LLC 88 Black Falcon Avenue
First Floor East Side
Suite 167 Mailzone V7E
Boston, MA 02210

Item 2. Policy Period: From: July 01, 2025 To: July 01, 2026
(12:01 AM Standard Time on both dates at the address of the Named Insured noted above.)

Item 3. Limit of Liability: $2,500,000 part of $25,000,000 excess of $150,000,000

Item 4. Pending & Prior Litigation Date: 7/1/2024

Item 5. Premium: $7,500

Item 6. Producer: Willis Towers Watson Northeast Inc
Address: 75 Arlington Street
Floor 2
Boston, MA 02116

Item 7. A. Underlying Policy(ies):

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000	Primary
Westchester Fire Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-581-74-74	$10,000,000	$20,000,000

Policy Issuance Date: January 21, 2026 Endurance American Insurance Company
Policy Issuance Office: New York, NY PEO 0001 0413
Page 1 of 3

Insurer	Policy Number	Limit of Liability	Attachment
ICI Mutual Insurance Company, A RRG	87153325B	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014840/015	$10,000,000	$40,000,000
QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
Continental Casualty Company	287042220	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059071251	$10,000,000	$80,000,000
Axis Insurance Company	P-001-000158021-06	$5,000,000	$90,000,000
Fidelity & Deposit Co. of MD	FIB 0456717-02	$5,000,000	$95,000,000
Lloyd's of London	13012P25	$5,000,000 part of $50,000,000	$100,000,000
National Casualty Company	XJO2508786	$10,000,000 part of $50,000,000	$100,000,000
Twin City Fire Insurance Company	08 FI 0252157-25	$10,000,000 part of $50,000,000	$100,000,000
U.S. Specialty Insurance Company	24-MGU-25A60816	$8,000,000 part of $50,000,000	$100,000,000
Everest Reinsurance Company	FL5FD00135-251	$7,000,000 part of $50,000,000	$100,000,000
Liberty Mutual Insurance Company	FI4NAB095H006	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU204424-25	$5,000,000 part of $50,000,000	$100,000,000

B. Followed Form:

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000	Primary

Item 8.   Forms and Endorsements Effective at Inception:
See attached Forms and Endorsements Schedule, IL 0101.

Item 9.   Notice:

A. Claims or Potential Claims: Financial Institutions
Attn: Claims Department
1221 Avenue of The Americas
New York, NY 10020
Insuranceclaims@sompo-intl.com
1-877-676-7575

B. All Other: Financial Institutions
Attn: Professional Lines Underwriting Department
1221 Avenue of The Americas
New York, NY 10020

This Policy shall constitute the contract between the Insureds and the Insurer.

The Insurer hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer.

_____   January 21, 2026
Authorized Representative   Date

Policy Issuance Date: January 21, 2026   Endurance American Insurance Company
Policy Issuance Office: New York, NY   PEO 0001 0413
Page 3 of 3

EXCESS LIABILITY POLICY

In consideration of the premium paid and in reliance on all statements made and information furnished by the Insureds in the Application or the underwriting of this Policy, and subject to the terms and conditions of this Policy, the Insurer, and the Named Insured, on behalf of all Insureds, agree as follows:

I. INSURING CLAUSE

This Policy shall provide to the Insureds insurance coverage for any covered Loss resulting from covered Claims, and shall attach to the Insurer only after (i) the insurers of the Underlying Policy(ies), the Insureds, and/or any other party shall have paid in legal currency the full amount of the Underlying Limit, and (ii) the Insureds shall have paid any applicable retention or deductible under the Primary Policy. The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum amount payable by the Insurer under this Policy.

II. TERMS AND CONDITIONS

A. This Policy, except as stated herein, is subject to all terms, conditions and limitations as contained in the Followed Form as of inception of this Policy, and to the extent coverage is further limited or restricted thereby, in any other Underlying Policy(ies).

B. If any coverage under the Underlying Policy(ies) is subject to a sublimit of liability, this Policy shall not apply to such coverage, but the Insurer shall recognize any Loss paid under such coverage in any manner described in the Insuring Clause as reducing the Underlying Limit by the amount of such paid Loss.

C. If any Underlying Policy(ies) is changed or terminated the Insurer shall not be liable under this Policy to a greater extent than it would have been had such Underlying Policy(ies) been so maintained, unless the Insurer agrees to the change in writing. The risk of uncollectability of the Underlying Policy(ies) whether because of insolvency of an underlying insurer or for any other reason is expressly retained by the Insureds.

D. Notice to the Insureds may be given to the Named Insured at the address shown in Item 1. of the Declarations. Notice to the Insurer shall be given to the Insurer at the address shown in Item 9. of the Declarations. Notice to any insurer of an Underlying Policy(ies) shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, participate in the investigation, defense or settlement of any Claim or other matter to which coverage under this Policy could apply even if the Underlying Limit has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy. The Insurer shall not be liable under this Policy for any settlements, stipulated judgments or defense costs to which the Insurer has not consented, which consent shall not be unreasonably withheld.

III. DEFINITIONS

1. Followed Form, Underlying Policy(ies) and Limit of Liability have the meanings attributed to them in the Declarations.
2. Insureds mean all natural persons and entities insured by the Followed Form.
3. Named Insured means the entity named in Item 1. of the Declarations.
4. Primary Policy means the first listed policy in Item 7.A. of the Declarations.
5. Policy Period means the period of time specified in Item 2. of the Declarations, subject to prior termination in accordance with the Followed Form.
6. Underlying Limit means an amount equal to the aggregate of all limits of liability, as set forth in Item 7. of the Declarations, for all Underlying Policy(ies), plus any applicable retention or deductible under the Primary Policy.

FORMS AND ENDORSEMENT SCHEDULE

Excess Liability

End. No.	Title	Number
	Excess Liability Policy Declarations	PEO 0001 0413
	Excess Liability Policy	PEO 0201 0413
	Forms and Endorsement Schedule	IL 0101 0712
1	Massachusetts Changes	PEO 0328 0413 MA
2	Excess Financial Institution Bond Endorsement (Not Follow Certain Single Loss Limits)	PEO 0378 1219
3	Tie-In Limits	PEO 0911 0413
4	Several Liability for Quota Share Coverage	PEO 1310 0413
5	Pending and Prior Litigation Exclusion	PEO 1313 0413
	U.S. Treasury Department's Office of Foreign Assets Control (OFAC)	PN 0001 0721
	Signature Page	IL 1007 1222

The titles of the endorsements listed above are solely for convenience and form no part of the terms and conditions of coverage.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558901
Endorsement Effective Date:	July 01, 2025	Endorsement Number:	1
	(12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)		

MASSACHUSETTS CHANGES

It is agreed that:

1. Notwithstanding anything in this Policy to the contrary, the insurance coverage as is afforded by this Policy, as respects coverage for operations in Massachusetts, shall conform to the coverage requirements of the applicable insurance laws and regulations of Massachusetts.

2. This Policy shall not be subject to or follow the cancellation and nonrenewal provisions of the Followed Form. This Policy and the Policy Period shall terminate at the earliest of the effective date of nonrenewal of the Policy Period shown in Item 2 of the Declarations or the effective date of cancellation, as described below.

   A. CANCELLATION

      1. The Named Insured may cancel this Policy by surrender of this Policy to the Insurer or by giving prior written notice to the Insurer stating when such cancellation shall take effect.

      2. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall mail written notice of cancellation for nonpayment of premium to the Named Insured. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

      3. In the event of cancellation, the Insurer shall refund the unearned premium computed pro rata.

   B. NONRENEWAL

      If the Insurer elects not to renew this Policy, the Insurer shall mail to the Named Insured written notice thereof at least sixty (60) days prior to the expiration of the Policy Period. The Insurer's offer of renewal terms and conditions or premiums different from those in effect prior to renewal shall not constitute an election by the Insurer not to renew this Policy.

   C. NOTICE

      The Insurer shall send all notices required under this endorsement by certified mail to the Named Insured at the address in Item 1 of the Declarations, and by mail or electronic mail to the Named Insured's authorized agent, if any. Proof of mailing will be sufficient proof of notice.

ENDORSEMENT



_____

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558901

Endorsement Effective Date:	July 01, 2025	Endorsement Number:	2
	12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations.		

EXCESS FINANCIAL INSTITUTION BOND ENDORSEMENT
(Not Follow Certain Single Loss Limits)

It is agreed that:

I. The Declarations is amended as follows:

    A. Item 3. Limit of Liability is replaced with the following:

        Item 3. Limit of Liability:

            A. Single Loss Limit (except as provided below): $2,500,000

Coverage	Single Loss Limit
	$0

            B. Aggregate Limit of Liability: $2,500,000 part of $25,000,000 excess of $150,000,000

    B. Item 4. Pending & Prior Litigation Date is deleted.

    C. Item 7. is replaced with the following:

    Item 7. Followed Form: Berkshire Hathaway Specialty Insurance Company, , 47-EPF-315882-05

        Single Loss Limit: $0

        Aggregate Limit of Liability: $10,000,000

II. Section I. INSURING CLAUSE is replaced with the following:

    I. INSURING CLAUSE

    The Insurer shall provide to the Insureds insurance coverage excess of the Underlying Policies. Liability for Loss shall attach to the Insurer only after: (i) the insurers of the Underlying Policies shall have paid in legal currency the full amount of the applicable Underlying Limit; and (ii) the Insureds shall have satisfied the retention or deductible, if any, applicable under the Followed Policy. The Insurer shall be liable to pay only Loss in excess of such Underlying Limit up to the applicable Limits of Liability.

III. Section II. TERMS AND CONDITIONS is amended as follows:

ENDORSEMENT

A. Subsection B. is replaced with the following:

B. If the Followed Form provides coverage under a particular insuring clause for which the Single Loss Limit is less than the Single Loss Limit for the Followed Form as set forth in Item 7. of the Declarations or the Followed Form provides coverage under a particular insuring clause for which the applicable limit is a sublimit then this Policy shall not provide insurance excess of any such coverage, however, the Insurer shall recognize payment under the Underlying Policies in accordance with such insuring clauses as reducing the Underlying Limit.

B. Subsection E. is replaced with the following:

E. The Insurer may, at its sole discretion, participate in the investigation or settlement of any covered Loss reported to the Insurer under this Policy even if the Underlying Limit has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

IV. Section III. DEFINITIONS is amended as follows:

A. Definition 1. is replaced with the following:

1. Followed Form has the meaning given to it in the Declarations.

B. Definition 4. Primary Policy is deleted.

C. Definition 6. Underlying Limit is replaced with the following:

6. Underlying Limit means an amount equal to the aggregate of all limits under all Underlying Policies applicable to each Loss, as such term is defined in the Followed Form, subject to the Aggregate Limit of Liability applicable to the Followed Form and the Aggregate Limits of Liability of the Underlying Policies.

D. The following Definitions are added:

Limit of Liability means:

a. the applicable Single Loss Limit set forth in Item 3. of the Declarations, which is the maximum that the Insurer shall pay for each Loss and which is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations; and

b. the Aggregate Limit of Liability set forth in Item 3. of the Declarations, which is the maximum that the Insurer shall pay for all Loss under this Policy.

Underlying Policies means the Followed Form and all other policies identified as Underlying Policies in the Schedule of Underlying Insurance attached to this Policy.

ENDORSEMENT



_____

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558901
Endorsement Effective Date:	July 01, 2025	Endorsement Number:	3
	(12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)		

TIE-IN LIMITS

It is agreed that:

If this Policy and any other policy issued to the Named Insured by the Insurer apply to the same claim or loss, the maximum limit of the Insurer's liability under all the policies issued to the Named Insured by the Insurer shall not exceed the highest applicable single Limit of Insurance that is applicable to the claim or loss under any one policy, and that applicable policy shall be the only Limits of Insurance payable by the Insurer. This is the most the Insurer will pay regardless of the number of losses or insureds, claims made, or persons or organizations making the claims.

_____
Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558901

Endorsement Effective Date:	July 01, 2025	Endorsement Number:	4

12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations.

SEVERAL LIABILITY FOR QUOTA SHARE COVERAGE

It is agreed that:

1. This Policy is part of a quota share layer of insurance coverage for the Insureds, which consists of the following participants:

Insurer	Limit of Liability
Berkley Professional Liability	$ 5,000,000
Twin City Fire Insurance Company	$ 5,000,000
National Casualty Company	$ 2,500,000
Allianz Global Risks US Insurance Company	$ 2,500,000
Old Republic Insurance Company	$ 2,500,000
Arch Reinsurance Ltd.	$ 2,500,000
Liberty Specialty Markets Bermuda Limited	$ 2,500,000
Endurance American Insurance Company	$ 2,500,000

Total Quota Share Layer Limit of Liability: $25,000,000

The Insurer shall be liable only for such portion of any covered Loss as this Policy's aggregate Limit of Liability bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered Loss, whether or not the other insurer(s) in the quota share layer pay their respective portion of such Loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any Underlying Policy(ies) with respect to any Claim, including without limitation the right to consent to any defense costs, settlement or other Loss and the right to participate in the investigation, settlement or defense of any covered Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the Insureds shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ENDORSEMENT



_____

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

E N D O R S E M E N T

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558901
Endorsement Effective Date:	July 01, 2025	Endorsement Number:	5
	(12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)		

PENDING AND PRIOR LITIGATION EXCLUSION

It is agreed that:

This Policy shall not apply to that portion of any Claim based upon, arising out of, attributable to, or directly or indirectly resulting from any litigation or administrative or regulatory proceeding or investigation against any Insured pending on or before the date indicated in Item 4 of the Declarations, or substantially the same wrongful act, fact, circumstance or situation underlying or alleged therein.

The foregoing exclusion shall not apply if there is a Prior and Pending Litigation exclusion in the Followed Form. In such event this Policy will follow the Prior and Pending Litigation exclusion in the Followed Form, except that the applicable date in such exclusion shall be the date indicated in Item 4 of the Declarations.

_____
            Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

POLICYHOLDER NOTICE

U. S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL (OFAC)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's website - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.



Endurance American Insurance Company
1221 Avenue Of the Americas
New York, NY 10020

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President and Senior Vice President and countersigned where required by law on the Declarations page by its duly authorized representative.

_____
Senior Vice President

_____
President



757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900
Fax (212) 618-2940

Excess Blended Insurance

August 26, 2025

Sir / Madam
Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon Avenue, First Floor, East Side, Suite
167, Mailzone V7E
Boston, MA 02210

Binder/Policy Number: BPRO8126544

Dear Sir / Madam,

Thank you for choosing Berkley Professional Liability and the W.R. Berkley Corporation for your professional liability insurance needs. We know that you have many choices for your insurance and we appreciate your choosing BerkleyPro.

BerkleyPro and all its employees are proud of our tradition of providing an exceptional insurance facility and making every effort to assure your satisfaction with our product and service. The people behind the promise to pay are critical to the value of any insurance policy. Like most services, you get what you pay for - the premium is only one part of the value of an insurance policy.

The most important service we provide and the greatest value you receive does not come from delivering the policy - it comes from handling your claims. While we help our policyholders with loss control and crisis avoidance, if the day comes when you face a claim, we will be there to help you navigate through the complexities of a professional liability claim.

Attached is a narrative outlining claims reporting guidelines in the event that a claim does occur, with many years of experience handling complex professional liability claims - I am confident you will be pleased to have BerkleyPro on your side.

Once again, thank you for choosing BerkleyPro and the W.R. Berkley Corporation. We hope that you will see the value in the people behind the promise and we hope to be your choice for your professional liability needs for years to come. Please call your professional liability insurance agent if you have any questions about BerkleyPro, or any comments about our service to you. Your satisfaction is important to us.

Regards,

John R. Benedetto
President



Claims Reporting Guidelines for the Insured

These guidelines should be followed to help Berkley Professional Liability provide efficient claims service.

Claim Notices

All claim notices shall be sent to Berkley Professional Liability, Claims Department. The notices must be reported as required by the policy to avoid problems regarding timely notice. The address of the Berkley Professional Liability Claims, c/o Claims Department is as follows:

Berkley Professional Liability
Berkley Professional Liability Claims, c/o Claims Department
757 Third Avenue * 10th Floor * New York, NY 10017
Phone: (212) 618-2920
Claim Dept. Fax: (212) 618-2948
E-mail: claims@berkleypro.com

Notice of claim requiring immediate action:

If immediate action on the notice is needed the Insured should express mail the notice to BerkleyPro's Claims Department. Situations requiring immediate action may include:

1. The Insured being served with a summons and complaint.

2. The Insured needs to provide a response to the claimant immediately.

Correspondence from the Insured

The claim notice should include a written narrative of the circumstances surrounding the claim or potential claim. The narrative should include, but not be limited to:

1. Names of the insureds, policy number and effective dates.
2. Names and addresses of the claimant.
3. Details of the underlying claim, including its current status and the amount in controversy or relief demanded.
4. All pertinent letters or documents necessary to properly evaluate the claim.

Please provide carbon copies to your professional liability insurance agent
of all claim notices and correspondence sent to Berkley Professional Liability

MI0PI2 (06-06)

Berkley Insurance Company

A Stock Insurance Company

Excess Insurance Policy

Policy Jacket

This Policy consists of:

- Declarations Page
- Policy Form
- Endorsements

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

President   Secretary

Berkley Insurance Company

Berkley Professional Liability, on behalf of Berkley Insurance Company

Service Office	Administrative Office
757 Third Avenue, 10th Floor	475 Steamboat Road
New York, NY 10017	Greenwich, CT 06830
(212) 618-2900 (p) / (212) 618-2940 (f)	
http://www.berkleypro.com	

A BERKLEY COMPANY®

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830


Declarations Page


Excess Insurance

NOTICE: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR ANY EXTENDED REPORTING PERIOD THAT MAY APPLY.

UNLESS OTHERWISE STATED BY ENDORSEMENT TO THIS POLICY, COSTS OF DEFENSE REDUCE AND MAY EXHAUST THE LIMIT OF LIABILITY. THE INSURER SHALL NOT BE LIABLE FOR LEGAL DEFENSE COSTS OR FOR THE AMOUNT OF ANY JUDGMENT OR SETTLEMENT AFTER EXHAUSTION OF THE LIMIT OF LIABILITY.

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

Whenever printed in this Declarations Page, the boldface type terms shall have the same meanings as indicated in the Policy.

Policy Form: EX 30200 (01-09)   Policy Number: BPRO8126544

Item 1. Name and Address of **Insured**:
Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon Avenue, First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Person designated to receive all correspondence from the **Insurer**:
Sir / Madam

Item 2. **Policy Period:** From July 1, 2025 (inception date) to July 1, 2026 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Item 3. Aggregate Limit of Liability for the **Policy Period** (inclusive of Costs of Defense): $5,000,000

Item 4. Premium: $15,000

Item 5. Endorsements attached:

1.	265 (02-20)	NOTICE OF TERRORISM INSURANCE COVERAGE.
2.	EX 304150 (01-09)	Amends section IV. of the Policy to add Quota Share provisions.
3.	EX 304300 (01-09)	Adds to section IV. of the Policy to exclude coverage for Loss arising out of any litigation which occurred prior to a specific date.
4.	EX 304999 (rev. 05/10)	Addition to Section IV. State Amendatory Inconsistent
5.	EX 305024 (11-09)	Adds to section V. of the Policy to reduce the Limit of Liability under this Policy by payment of loss under another listed policy.
6.	EX 306999 (rev. 05/10)	Addition to Section VI. Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s), and/or any other source

Item 6. Notice to the **Insurer** shall be sent to:
Berkley Professional Liability, Berkley Professional Liability Claims, c/o Claims Department,
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2948   Email: claims@berkleypro.com

All other notices required to be given to the **Insurer** under this Policy shall be sent to:
Berkley Professional Liability
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2940

Berkley Insurance Company

Item 7. Schedule of **Underlying Insurance**
   A. **Followed Policy:**
   Policy Period: From July 1, 2025 (inception date) to July 1, 2026 (expiration date)
                           *(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000

   B. Underlying Policy(ies):

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000
Federal Insurance Company	82484869	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa	01-581-74-74	$10,000,000
ICI Mutual Insurance Company	87153325B	$10,000,000
Allied World Assurance Company, AG	C014840/015	$10,000,000
QBE Insurance Corporation	130005116	$10,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000
Continental Casualty Company	287042220	$10,000,000
Starr Indemnity & Liability Company	1000059071251	$10,000,000
Axis Insurance Company	P-001-000158021-06	$5,000,000
Fidelity & Deposit Company of Maryland	FIB 0456717-02	$5,000,000
Lloyd's of London	13012P25	$5,000,000 part of $50,000,000
National Casualty Company	XJO2508786	$10,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 FI 0252157-25	$10,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-25-A60816	$8,000,000 part of $50,000,000
Everest Reinsurance Company	FL5FD00135-251	$7,000,000 part of $50,000,000
Liberty Mutual Insurance Company	FI4NAB095H006	$5,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU204424-25	$5,000,000 part of $50,000,000

   Aggregate Underlying Limits of Liability: $150,000,000

By accepting this Policy, the **Insureds** and the **Insurer** agree that these Declarations, the completed and signed application (and its attachments), the Excess Insurance Policy and any written endorsements attached hereto constitute the entire contract between the **Insured** and the **Insurer**. This Policy and any and all rights hereunder are not assignable without the written consent of the **Insurer**.

The **Insured** named in Item 1. of the Declarations shall act on behalf of all **Insureds** with respect to giving and receiving notices, paying premiums and receiving any premiums that may become due under this Policy.

Authorized Signature: _____   Date Issued: August 26, 2025

BERKLEY INSURANCE COMPANY

Excess Insurance Policy

This is a Claims Made Policy. Please read it carefully.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

CLAIMS MADE WARNING FOR POLICY

NOTICE: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

In consideration of the payment of the premium, in reliance on all statements in the application for this Policy and the **Followed Policy** and all other information provided to the **Insurer**, and subject to all provisions of this Policy, the **Insurer** and **Insureds** agree as follows:

I. Insuring Agreement

This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period**. Coverage hereunder attaches only after the **Underlying Insurance** has been exhausted by payments for losses and shall then apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, limit of liability and as otherwise specifically set forth in this Policy and any attached endorsements. In no event shall this Policy grant coverage other than that which is provided by the **Underlying Insurance**.

II. Extended Reporting Period

If the **Insureds** purchase an extended reporting period under the **Followed Policy**, then the **Insureds** shall have the right to purchase an extension of this Policy in conformance with the terms, conditions and limitations of the extended reporting period of the **Followed Policy**. The right to purchase this Extended Reporting Period is contingent upon payment of an additional premium which will be calculated as a percentage of the full annual premium for this Policy. The additional percentage of premium charged for the Extended Reporting Period under the **Followed Policy** will be used as the percentage of the annual premium charged for purchasing the Extended Reporting Period under this Policy. There is no separate or additional Limit of Liability for this Extended Reporting Period.

III. Definitions

Whenever printed in boldface type, and whether in the singular or plural form in this Policy, the following terms shall have the meanings indicated below.

A. "**Followed Policy**" means the policy listed in Item 7. A. of the Declarations.
B. "**Insured**" means those persons or entities insured under the **Followed Policy**.
C. "**Insurer**" means the entity issuing this Policy as listed on the Declarations Page.
D. "**Policy Period**" means the period of time from the inception date shown in Item 2. of the Declarations to the earlier of the expiration date shown in Item 2. of the Declarations or the effective date of cancellation of this Policy.
E. "**Underlying Insurance**" means all policies scheduled in Item 7. of the Declarations.

IV. Additional Policy Terms

Refer to attached endorsements, if applicable.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

V. Limit of Liability

The Limit of Liability stated in Item 3. of the Declarations is the maximum limit of the **Insurer's** liability for all losses under this Policy. Costs of defense are not payable by the **Insurer** in addition to the Limit of Liability. The Limit of Liability available to pay damages or settlements shall be reduced, and may be exhausted by, amounts incurred as costs of defense.

VI. Maintenance of Underlying Insurance

A. The **Underlying Insurance** shall be maintained in full effect during the **Policy Period**, except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of payment of losses thereunder. Failure to comply with the foregoing shall not invalidate this coverage, but the **Insurer** shall not be liable to a greater extent than if this condition had been complied with. To the extent that the **Underlying Insurance** is not maintained in full effect during the **Policy Period**, then the **Insured** shall be deemed to retain any loss for the amount of the limit of liability of the **Underlying Insurance** which is not maintained. A condition of this coverage is that the **Insurer** be notified in writing, as soon as practicable, of any cancellation or alteration of any provision of the **Underlying Insurance**.

B. If the limits of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, this Policy shall, subject to the **Insurer's** Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limits of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses thereunder, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall continue for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

C. This Policy only provides coverage excess of the **Underlying Insurance**. This Policy does not cover any loss not covered by the **Underlying Insurance** except and to the extent that such loss is not paid under the **Underlying Insurance** solely by reason of the reduction or exhaustion of the available **Underlying Insurance** through payment of loss thereunder. If the insurer issuing any of the **Underlying Insurance** fails to pay loss in connection with any claim covered thereunder as a result of the insolvency, bankruptcy, or liquidation of such insurer, then the **Insureds** shall be deemed to be self-insured for the amount of the limit of liability of such **Underlying Insurance** issued by such insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

VII. Notices / Claims

The **Insureds** shall, as a condition precedent to their rights under this Policy, notify the **Insurer** of any claim, at the **Insurer's** address stated on the Declarations, in the same manner required by the provisions of the **Followed Policy**. The **Insureds** shall give the **Insurer** full cooperation and such information as it may reasonably require. The **Insurer** may, at its sole discretion, participate in the investigation, settlement or defense of any claim against any of the **Insureds** even if the **Underlying Insurance** has not been exhausted.

The **Insured** shall not admit liability for or settle any claim or incur costs of defense, which are reasonably likely to involve the Limit of Liability of this Policy, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld.

In witness whereof, the **Insurer** has caused this Policy to be signed by its President and Chairman and Secretary, but this Policy shall not be valid unless countersigned on the Declarations Page by a duly authorized representative of the **Insurer**.

President and Chairman   *Secretary*

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

Coverage for acts of terrorism, as defined in the Terrorism Risk Insurance Act, as amended, (the "Act"), is included in your policy. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Act. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism as defined in the Act is $0 and does not include any charges for the portion of losses covered by the United States government under the Act.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Fixed Income and Asset Allocation Funds	BPRO8126544

Effective Date of Endorsement	Authorized Representative
07/01/2025	

EX 30200 (01-09)   82701-BPRO8126544-827088   265 (02-20)

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Quota Share Endorsement

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. Item 3. of the Declarations is deleted in its entirety and replaced by the following:

    Item 3. A. Total Quota Share Layer Aggregate Limit of Liability for all losses during the **Policy Period**: $25,000,000

              B. Quota Share Layer Attachment Point: $150,000,000

              C. **Insurer's** Quota Share Participation: 20%

              D. **Insurer's** Aggregate Quota Share Limit of Liability for the **Policy Period** (inclusive of Costs of Defense): $5,000,000

2. Item 4. of the Declarations is deleted in its entirety and replaced by the following:

    Item 4. A. Total Quota Share Layer Premium: $15,000

              B. **Insurer's** Quota Share Pro-Rata Premium: $75,000

3. Item 7. Schedule of **Underlying Insurance** of the Declarations is amended by the addition of the following:

    Item 7. C. Quota Share Layer Participants:

Insurance Carrier:	Policy Number:	Limit of Liability ($):
Liberty Specialty Markets Agency Limited	LSMAFL494802A	2,500,000
National Casualty Company	XJO2508998	2,500,000
Twin City Fire Insurance Co.	08 FI 0664579-25	5,000,000
Allianz Global Risks US Insurance Company	USF05426425	2,500,000
Endurance American Insurance Company	FIX30063558901	2,500,000
Old Republic Insurance Company	ORPRO 13 103572	2,500,000
Arch Reinsurance Ltd	FIF400445/01/2025	2,500,000

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Fixed Income and Asset Allocation Funds	BPRO8126544
Effective Date of Endorsement 07/01/2025	Authorized Representative

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

4.   Section I. Insuring Agreement of this Policy is amended by the addition of the following:

      I.:   It is further agreed that the **Insurer** shall pay on behalf of the **Insureds** under this Policy that proportion of covered loss set forth in the manner provided in Item 3. of the Declarations and in full conformance with the terms and conditions of this Policy.

5.   Section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

      IV.:   Any covered loss within the Total Limit of Liability stated in Item 3. A. of the Declarations shall be paid *pro rata* by each of the insurers subscribing to this Quota Share Endorsement. The participation of such insurers is set forth in Item 7. C. of the Declarations. The obligations of such insurers who subscribe to the Quota Share Endorsement are several and not joint, and are limited to the extent of their individual subscriptions. Therefore, none of the subscribing insurers is responsible for the obligation of any co-subscribing insurer.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Fixed Income and Asset Allocation Funds	BPRO8126544

Effective Date of Endorsement	Authorized Representative
07/01/2025	

EX 30200 (01-09)   21361-BPRO8126544-827088   EX 304150 (01-09)

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

IV.:   The **Insurer's** participation is set forth in Items 3. C. and 3. D. of the Declarations. The **Insurer** has full claims and underwriting control of this portion of the Quota Share Endorsement and no action or omission by any of the co-subscribing insurers shall bind the **Insurer** or be deemed a waiver of any coverage defense the **Insurer** has under this Policy or available at law. The **Insurer** shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to this Policy may act on behalf of or bind the **Insurer** with respect to this Policy terms or any matter concerning this Policy. All notices by the **Insureds** to the insurers under this Policy shall be provided to the **Insurer** at the address specified in the Declarations.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Fixed Income and Asset Allocation Funds	BPRO8126544

Effective Date of Endorsement 07/01/2025	Authorized Representative

EX 30200 (01-09)   21361-BPRO8126544-827088   EX 304150 (01-09)

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Prior and Pending Litigation Exclusion

In consideration of the premium paid for this Policy, it is understood and agreed that section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

IV.:   The **Insurer** shall not be liable to make any payment for Loss in connection with a Claim made against any **Insured** based upon, arising out of, directly or indirectly resulting from or in consequence of, or in any way involving:

   1.   any prior or pending litigation, administrative or arbitration proceeding, or investigation as of July 1, 2024, or

   2.   any fact, circumstance, situation, transaction or event underlying or alleged in such litigation, administrative or arbitration proceeding, or investigation,

   regardless of the legal theory upon which such Claim is predicated.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Fixed Income and Asset Allocation Funds	BPRO8126544

Effective Date of Endorsement	Authorized Representative
07/01/2025	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
State Amendatory Inconsistent

In consideration of the premium paid for this Policy, it is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any term or condition of this policy, then it is understood and agreed that, where permitted by law, the **Insurer** shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the insured.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Fixed Income and Asset Allocation Funds	BPRO8126544

Effective Date of Endorsement	Authorized Representative
07/01/2025	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section V.
Shared Limit

In consideration of the issuance of Policy number BPRO8126544, it is understood and agreed that section V. Limit of Liability of this Policy is amended by the addition of the following:

V.:   In the event any Claim is made against the **Insureds** which is covered in whole or in part under both this Policy and Policy number BPRO8126541 issued by the **Insurer** to Fidelity Fixed Income and Asset Allocation Funds, the Limit of Liability stated in Item 3. of the Declarations shall be reduced both by payment of Loss under this Policy and by payment of loss under Policy number BPRO8126541. In the event the Limit of Liability stated in Item 3. of the Declarations is exhausted by payment of Loss under this Policy and/or payment of loss under Policy number BPRO8126541, any and all obligations of the **Insurer** under this Policy shall be deemed to be completely fulfilled and extinguished.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Fixed Income and Asset Allocation Funds	BPRO8126544

Effective Date of Endorsement	Authorized Representative
07/01/2025	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section VI.
Recognizing Payment of Loss by Underlying Insurer(s),
DIC Insurer(s), or Insured(s)

In consideration of the premium paid for this Policy, it is understood and agreed that:

1.   **Section I. Insuring Agreement** of this Policy is deleted in its entirety and replaced by the following:

This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period** and Extended Reporting Period (if applicable). Coverage hereunder shall apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, **Aggregate Limit of Liability**, and as otherwise specifically set forth in the Policy and any attached endorsements.

2.   **Section III. Definitions** is amended to add the following:

The term "**DIC Insurer**" is added to this Policy and shall mean an insurer which drops down to pay loss pursuant to a drop-down difference in conditions policy written excess of this Policy.

3.   **Section VI. Maintenance of Underlying Insurance B**. is deleted in its entirety and replaced with the following:

VI. B.   If the limit(s) of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, including any **DIC Insurers** or the **Insureds,** and/or any other source, this Policy shall, subject to the Insurer's Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limit(s) of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall contribute for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

4.   **Section VI. Maintenance of Underlying Insurance C**. is deleted in its entirety and replaced with the following:

VI. C.   It is expressly agreed that liability for any covered loss with respect to Claims first made against the Insureds during the **Policy Period** and Extended Reporting Period (if applicable) shall attach to the **Insurer** only after the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s),** and/or any other source shall have paid the full amount of the applicable retention amount under any **Underlying Insurance**. In the event, and only in the event, of reduction or exhaustion of the **Underlying Insurance** by reason of the insurers of the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s),** and/or any other source paying Loss covered thereunder, this policy shall: (i) in the event of reduction, pay excess of the reduced **Underlying Insurance**, and (ii) in the event of exhaustion, continue in force as primary insurance.

This Policy shall not provide coverage for any loss subject to a sub-limit by the **Followed Policy**. However, the **Insurer** shall recognize payment of losses under the **Followed Policy** for coverage subject to a sub-limit as serving to reduce the **Aggregate Underlying Limits of Liability** stated in Item 7 of the Declarations.

If during the **Policy Period** or the Extended Reporting Period (if applicable) the terms, conditions, exclusions or limitations of the **Followed Policy** are changed in any manner, the **Insured(s)** shall as a condition precedent to their rights to coverage under this policy give to the **Insurer** written notice of the full particulars thereof and secure the **Insurer's** affirmative consent to such modification before coverage will be effective.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Fixed Income and Asset Allocation Funds	BPRO8126544
Effective Date of Endorsement	Authorized Representative
07/01/2025	



THE HARTFORD

Policy Number: 08 FI 0664579-25

THE HARTFORD PREMIER EXCESS[SM]
FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE SUITE 167, MAILZONE V7E BOSTON, MA 02210	Producer Code, Name & Address: 08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 10 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2025 to 12:01 a.m. on 07/01/2026
(local time at the address shown in **Item 1.**)

Item 3: **Limit of Liability each Policy Period:**

Single Loss Limit of Liability:	$5,000,000
Aggregate Limit of Liability:	$5,000,000

Item 4: Premium: $15,000

Item 5: Followed Policy:

Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY

Policy Number: 47-EPF-315882-05

Item 6: Address for Claims-Related Notices: The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPClaims@thehartford.com Fax: (917) 464-6000	**Item 7.** Address for all other Notices: The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPExpress@thehartford.com Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-05	$10,000,000	$10,000,000
WESTCHESTER FIRE INSURANCE COMPANY	82484869	$10,000,000 Excess of $10,000,000	$10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-581-74-74	$10,000,000 Excess of $20,000,000	$10,000,000
ICI MUTUAL INSURANCE COMPANY	87153325B	$10,000,000 Excess of $30,000,000	$10,000,000
ALLIED WORLD SURPLUS LINES INSURANCE COMPANY	CO14840/015	$10,000,000 Excess of $40,000,000	$10,000,000
QBE INSURANCE CORPORATION	130005116	$10,000,000 Excess of $50,000,000	$10,000,000
ST. PAUL MERCURY INSURANCE COMPANY	106547262	$10,000,000 Excess of $60,000,000	$10,000,000
CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000 Excess of $70,000,000	$10,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059071251	$10,000,000 Excess of $80,000,000	$10,000,000
AXIS INSURANCE COMPANY	P-001-000158021-06	$5,000,000 Excess of $90,000,000	$5,000,000
ZURICH AMERICAN INSURANCE COMPANY	FIB 0456717-02	$5,000,000 Excess of $95,000,000	$5,000,000
TWIN CITY FIRE INSURANCE COMPANY	FI 02521572501	$10,000,000 Excess of $100,000,000	$10,000,000
LLOYD'S OF LONDON	13012P25	$5,000,000 Excess of $100,000,000	$5,000,000
FREEDOM SPECIALTY INSURANCE CO.	XJO2508786	$10,000,000 Excess of $100,000,000	$10,000,000
Houston Casualty Company	24-MGU-25-A60816	$8,000,000 Excess of $100,000,000	$8,000,000
EVEREST NATIONAL INSURANCE COMPANY	FL5FD00135-251	$7,000,000 Excess of $100,000,000	$7,000,000
IRONSHORE INDEMNITY INC.	FI4NAB095H006	$5,000,000 Excess of $100,000,000	$5,000,000

XL SPECIALTY INSURANCE   ELU204424-25 $5,000,000   Excess   of $5,000,000
COMPANY $100,000,000

ENDORSEMENT

This endorsement, effective on 07/01/2025 at 12:01 A.M standard time, forms a part of

Policy No.   08 FI 0664579-25 of the TWIN CITY FIRE INSURANCE CO.

Issued to   FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03300	8/15	QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT
4	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0664579-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0664579 and policy No. DC 0665819 shall be $$5,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0664579-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I.   **Notice of Claim or Wrongful Act**

   A.   A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

      The Hartford
      Hartford Financial Lines
      One Hartford Plaza
      Hartford, CT 06115

      HFPClaims@thehartford.com
      Fax: (917) 464-6000

   B.   Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

     Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

      The Hartford
      Hartford Financial Lines
      One Hartford Plaza
      Hartford, CT 06115

      HFPClaims@thehartford.com
      Fax: (917) 464-6000

II. **All Other Notices**

   A.   All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

          The Hartford
          Hartford Financial Lines
          One Hartford Plaza
          Hartford, CT 06115

          HFPExpress@thehartford.com
          Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:
The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0664579-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I.   This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $25,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
Berkley Professional Liability	BPRO8126544	$5,000,000	20%
Twin City Fire Insurance Co	08 FI 0664579-25	$5,000,000	20%
Liberty Specialty Markets Agency Limited	LSMAFL494802A	$2,500,000	10%
National Casualty Company	XJO2508998	$2,500,000	10%
Allianz Global Risks US Insurance Company	USF05426225	$2,500,000	10%
Endurance American Insurance Company	FIX30063558901	$2,500,000	10%
Old Republic Insurance Company	ORPRO 13 103572	$2,500,000	10%
Arch Reinsurance Ltd	FIF400445/01/2025	$2,500,000	10%

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

(A) receive notice of any Claim submitted for coverage under the **Program**;

(B) make its own determination of whether Loss is covered under the **Program**; and

(C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

This endorsement, effective 12:01 am, 07/01/2025   **forms part**
of policy number   08 FI 0664579-25

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I.   Section **III. GENERAL CONDITIONS** is amended as follows:
   ●   Paragraphs (B) and (G) are deleted.
   ●   Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
   ●   Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
   ●   Any references to "retention" shall be replaced with "applicable retention or deductible".

II. Section **IV. DEFINITIONS** is amended as follows:
   ●   In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.

A. Morris Tooker, President



U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

WILLIS TOWERS WATSON NORTHEAST INC
ATTN: Mary Coughlin
PO BOX 210583
DALLAS, TX 75211

INSURED: FIDELITY EQUITY AND HIGH INCOME FUNDS

PRODUCT: *DFIBond*

POLICY NO: 81906761

TRANSACTION: RENL_RW

PREMIUM BILL

Insured: FIDELITY EQUITY AND HIGH INCOME FUNDS   Date: January 7, 2026

Producer: WILLIS TOWERS WATSON NORTHEAST INC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
          WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 1, 2025	81906761	Renewal - Excess Bond Form E		$ 21,104
To				
July 1, 2026		Renewal		
0.00% Commission				
			TOTAL	$ 21,104

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY EQUITY AND HIGH INCOME FUNDS

C/O FMR 88 BLACK FALCON AVENUE, 1ST FL, SUITE 167
BOSTON, MA 02210

Bond Number: 81906761

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from   12:01 a.m. on July 1, 2025
                                          to   12:01 a.m. on July 1, 2026

ITEM 2.   AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3.   SINGLE LOSS LIMIT OF LIABILITY:$5,000,000 part of $70,000,000

ITEM 4.   DEDUCTIBLE AMOUNT: $ 150,000,000

ITEM 5.   PRIMARY BOND:

Insurer:	Berkshire Hathaway Specialty Insurance Co.
Bond No.	47-EPF-315882-05
Limit	$10,000,000
Deductible:	$400,000
Bond Period:	July 1, 2025 – July 1, 2026

ITEM 6.   COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER:
N/A

ITEM 7.   TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$165,000,000

ITEM 8.   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
Endorsement 1

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized
officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary	_President_
January 7, 2026	
Date	_Authorized Representative_

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a.   The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b.   The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A.   If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B.   The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C.   The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

    a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

    b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

    c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

        (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

        (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

        (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

        (4) any one event not specified above, in c.(1), c.(2) or c.(3).

    d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery *(continued)*	Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

    a. submit to examination by the COMPANY and subscribe to the same under oath, and

    b. produce for the COMPANY'S examination all pertinent records, and

    c. cooperate with the COMPANY in all matters pertaining to the loss.

    The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

    a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

    b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

    c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

    d. immediately on the dissolution of the ASSURED, or

    e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

    f. immediately on expiration of the BOND PERIOD, or

    g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Effective date of
this endorsement/rider: July 1, 2025

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 81906761

Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

_____

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative



Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.





AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

July 23, 2025

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Equity and High Income Funds
      Excess Bond Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Equity and High Income Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

rf

Policy Number: **ELU204601-25**
Renewal of Number: ELU197864-24

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Regulatory Office
505 Eagleview Blvd. Suite 100
Dept: Regulatory
Exton, PA 19341-1120
Telephone: 800-688-1840

Executive Offices
677 Washington Blvd.
10th Floor, Suite 1000
Stamford, CT 06901
Telephone: 877-953-2636

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Equity and High Income Funds
c/o FMR LLC, 88 Black Falcon
First Floor East Side Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. **Policy Period:** **From:** July 01, 2025 **To:** July 01, 2026

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**

10,000,000
Part of
$70,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000
(b)	Underlying Excess Policy	Federal Insurance Company	82484869	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-581-74-74	$10,000,000
		ICI Mutual Insurance Company	87153125B	$10,000,000
		Allied World Assurance Company, AG	C014840/015	$10,000,000
		QBE Insurance Corporation	130005116	$10,000,000
		Travelers Casualty and Surety Company of America	106547262	$10,000,000
		Continental Casualty Company	287042220	$10,000,000

Starr Indemnity & Liability Company	1000059071251	$10,000,000
AXIS Insurance Company	P-001-000158021-06	$5,000,000
Zurich American Insurance Company	FIB-0456717-02	$5,000,000
Ironshore Indemnity Inc	FI4NAB095D006	$5,000,000 p/o $50,000,000
Everest National Insurance Company	FL5FD00012-251	$7,000,000 p/o $50,000,000
Lloyds of London	13016P25	$5,000,000 p/o $50,000,000
US Specialty Insurance Company	24-MGU-25-A60818	$8,000,000 p/o $50,000,000
Twin City Fire Insurance Company	08 FI 0252161-25	$10,000,000 p/o $50,000,000
National Casualty Company	XJO2508785	$10,000,000 p/o $50,000,000
Allianz Global Risks US Insurance Company	USF05426225	$2,500,000 p/o $25,000,000
Arch Reinsurance Ltd	FIF400443/01/2025	$2,500,000 p/o $25,000,000
Liberty Specialty Markets Agency Limited	LSMAFL494786A	$2,500,000 p/o $25,000,000
National Casualty Company	XJO2508997	$2,500,000 p/o $25,000,000
Old Republic Insurance Company	ORPRO 12 106583	$2,500,000 p/o $25,000,000
Endurance American Insurance Company	FIX30063541401	$2,500,000 p/o $25,000,000
Berkely Insurance Company	BPRO8126546	$5,000,000 p/o $25,000,000
Twin City Fire Insurance Company	08 FI 0664498-25	$5,000,000 p/o $25,000,000
Federal Insurance Company	81906761	$5,000,000 p/o $70,000,000
ICI Mutual Insurance Company	87153125B	$15,000,000 p/o $70,000,000
Lloyd's of London	13017P25	$40,000,000 p/o $70,000,000

Item 5.   **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6.   **Premium:**

Taxes, Surcharges or Fees: $0.00

Total Policy Premium: $42,684.00

Item 7.   **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14   XS 80 07 12 14

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

IL MP 9104 0124 XLS

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the United States of America, the European Union or the United Kingdom.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU204601-25

Effective: July 01, 2025
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1)   It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2)   It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy.   The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I.   INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II.   DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III.   RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV.   LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V.   NOTICE, ALTERATION, AND TERMINATION

(A)   Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B)   No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C)   This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

**INVESTMENT COMPANY BLANKET BOND
(EXCESS)**

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the "Insured")	Bond Number
	Fidelity Equity and High Income Funds	**87153225B**
	(as defined in the Primary Bond)	

Principal Office:
    c/o FMR LLC
    88 Black Falcon
    First Floor, East, Suite 167
    Mailzone V7E
    Boston, MA 02210

Mailing Address:
    Willis Towers Watson Northeast, Inc.
    75 Arlington Street, Floor 10
    Boston, MA 02116

Item 2. Bond Period: from 12:01 a.m. on July 1, 2025, to 12:01 a.m. on July 1, 2026, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$175,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$175,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$175,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$175,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$175,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$175,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$175,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$175,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$175,000,000

[1]   Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND — Berkshire Hathaway Specialty Insurance # 47-EPF-315882-05

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: _Swenitha Nalli_
Authorized Representative

By: _Catherine Dalton_
Authorized Representative

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

    a.   Any coverage exceptions specified by riders attached to this bond;

    b.   The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

    c.   The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.   CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.   LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

    (1)   all loss resulting from any one actual or attempted theft committed by one person, or

    (2)   all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

    (3)   all loss caused by dishonest or fraudulent acts committed by one person, or

    (4)   all expenses incurred with respect to any one audit or examination, or

    (5)   all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

    (1)   becomes aware of facts, or

    (2)   receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED	BOND NUMBER
Fidelity Equity and High Income Funds	**87153225B**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2025	**July 1, 2025 to July 1, 2026**	*Catherine Dalton*

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). If total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for **"acts of terrorism."** However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	**B080113017P25**
INSURED:	**Fidelity Equity and High Income Funds** and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	**c/o FMR LLC** **88 Black Falcon,** **First Floor, East Side, Suite 167,** **Mailzone V7E,** **Boston, MA 02210** **United States of America**
TYPE:	**Insurance of:** **Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	**From: 1 July 2025** **To: 1 July 2026** Both days at 12:01am local standard time at the principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE: B080113017P25

TYPE: Insurance of:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

INSURED: Fidelity Equity and High Income Funds and as or more fully defined in the Contract Wording.

PRINCIPAL ADDRESS: c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, 02210
United States of America

PERIOD OF INSURANCE: From: 1 July 2025

To: 1 July 2026

Both days at 12:01am local standard time at the principal address of the Insured

INTEREST: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

LIMIT OF LIABILITY: USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period

In excess of underlying contracts for:
USD 175,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

TERRITORIAL LIMITS: Worldwide

CONDITIONS: All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA5389 U.S. Terrorism Risk Insurance Act of 2002 as amended - New & Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

6. LMA3100A Sanctions Limitation Clause

Losses/Claims to be notified via Willis Towers Watson, FINEX - Claims Department, 51 Lime Street, London EC3M 7DQ, United Kingdom

ficlaims@wtwco.com

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION: This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in

the LMA 5020A (04/07/25) Service of Suit Clause (U.S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Lloyd's America, Inc.
Attention Legal Department
280 Park Avenue, East Tower, 25th Floor
New York, NY 10017

PREMIUM:
USD 145,200 for USD 40,000,000 Order Hereon

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

PREMIUM PAYMENT TERMS:
Premium Payment Condition as follows:

LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2025**

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:
None

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:
None

RECORDING, TRANSMITTING AND STORING INFORMATION:
Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113017P25

Item 1:   *Insured*:   Fidelity Fixed Income and Asset Allocation Funds
Principal Address: FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, MA 02210

United States of America

Item 2:   *Insurer(s)*:   Lloyd's Syndicates:
Chubb Syndicate 2488 and others

Item 3:   *Period of Insurance*: From: 1 July 2025
                 To: 1 July 2026
Both days at 12:01am local standard time at the
Principal address shown at Item 1 above.

Item 4:   *Limit of Liability*:   USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period

Item 5:   *Underlying Policy(ies)*:   In excess of underlying contracts for USD 175,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

         Retention: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

Item 6:   *Premium*:   USD 145,200

         Taxes: None due from London

Item 7:   Notification(s) in accordance with clause 5 required to be addressed to: Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Item 8:   Endorsements are as attached at issue of this *Contract*.

Item 9:   Additional premium required: Nil

Item 10:   Addressees for complaints:

(a)   For ***Insurers*** who are Lloyd's Insurers:

                Complaints,
                Fidentia House,
                Walter Burke Way,
                Chatham Maritime,
                Chatham
                Kent
                ME4 4RN

Telephone:	+44 (0)207 327 5693
Facsimile:	+44 (0)207 327 5225
Email:	Complaints@Lloyds.com

(b)   For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the **Insured** having paid or agreed to pay the **Premium** and subject to all of the definitions, terms, conditions and limitations of this **Policy**, **Insurers** and the **Insured** agree as follows:

1.   Insuring Agreement

1.1   Except insofar as the express terms of this **Policy**:

> (a)   make specific provision in respect of any matter for which specific provision is also made in the **Primary Policy**, in which case the express terms of this **Policy** shall prevail; or

> (b)   make specific provision in respect of any matter for which no specific provision is made in the **Primary Policy**, in which case the express terms of this **Policy** shall apply;

> this **Policy** shall take effect and operate in accordance with the terms of the **Primary Policy**.

1.2   Subject to the **Limit of Liability**, the **Insurers** shall pay to or on behalf of the **Insured** that proportion of **Loss** which exceeds the **Underlying Limit**.

1.3   Except as provided specifically to the contrary in this **Policy**, the **Insurers** shall have no liability to make payment for any **Loss** under this **Policy** until the **Underlying Limit** has been completely eroded by amounts which the insurers of the **Underlying Policy(ies)**:

> (i)   shall have paid; or,

> (ii)   shall have agreed to pay; or,

> (iii)   shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

> whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

> (a)   where, as part of any agreement to pay loss or liability (as applicable) under an **Underlying Policy**, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the **Insurers** will pay **Loss** under this **Policy** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the **Insurers** shall pay **Loss** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the **Loss** of the **Insured** would have exceeded the **Underlying Limit**.

> (b)   where any insurer of an **Underlying Policy** is or becomes **Insolvent** with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the

Underlying Policy is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i)   any other insurer participating on the relevant ***Underlying Policy*** pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii)   the ***Insured*** establishes that the ***Insurers*** would be liable hereunder but for the ***Insolvency***.

(c)   ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any ***Underlying Policy*** whether or not such cover is also provided by this ***Policy***.

(d)   where any ***Underlying Policy*** (other than the ***Primary Policy***) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such ***Underlying Policy*** for some or all of any loss or liability (as applicable), such ***Underlying Policy*** shall, for the purposes of the operation of this ***Policy***, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes ***Loss***.

(e)   ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by the operation of one or more ***Relevant Provisions***.

(f)   Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the ***Underlying Policies*** do not pay loss forming part of the ***Underlying Limit*** and such unpaid loss is paid instead by or on behalf of the ***Insured***, the ***Insurers*** will recognise the erosion of the ***Underlying Limit*** as a consequence of such payment.

2.   Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insolvent***" or "***Insolvency***" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"**Insured**" shall mean those persons and organisations identified at Item 1 of the **Schedule** and all other persons and organisations as are insured or otherwise entitled to indemnity under the **Primary Policy**.

"**Insurers**" shall mean the insurers of this **Policy** identified at Item 2 of the **Schedule**.

"**Limit of Liability**" shall mean the sum(s) shown at Item 4 of the **Schedule** being the maximum sum(s) the **Insurers** are liable to pay under this **Policy** for all **Loss**, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the **Limit of Liability** unless expressly provided for at Item 4, notwithstanding that the **Primary Policy** may provide for one or more reinstatements.

"**Loss**" shall mean all and any amounts for which **Insurers** are liable to the **Insured** pursuant to the terms and conditions of this **Policy** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this **Policy** shall be liable to pay as **Loss** all losses, costs, liabilities or damages and other expenses of the **Insured** as are covered by the **Primary Policy** of whatever nature and howsoever described by the **Primary Policy**. However, and notwithstanding any provision to the contrary in the **Primary Policy**, the liability of the **Insurers** of this **Policy** to the **Insured** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the **Limit of Liability**.

"**Period of Insurance**" shall mean the period set out at Item 3 of the **Schedule**.

"**Policy**" shall mean this insurance contract which includes any endorsements and schedules hereto.

"**Premium**" shall mean the sum shown at Item 6 of the **Schedule**.

"**Primary Limits**" shall mean the limits of liability of the **Primary Policy** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the **Schedule**.

"**Primary Policy**" shall mean the policy identified at Item 5(a) of the **Schedule** or any policy(ies) issued in substitution thereof.

"**Relevant Provision**" shall mean any provision of an **Underlying Policy** which reduces the limit of liability of the **Underlying Policy** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an **Underlying Policy** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the **Insured** to pursue such insurance or indemnification prior to claiming under the **Underlying Policy** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a **Relevant Provision**.

"**_Schedule_**" shall mean the schedule to this **_Policy_**.

"**_Sublimit(s)_**" shall mean any limit or limits of insurers' liability in the **_Primary Policy_** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the **_Primary Policy_**.

"**_Underlying Limit_**" shall mean the cumulative total of the limits of liability of the insurer(s) of the **_Underlying Policy(ies)_** applicable to any loss or liability (as applicable) as set out in Item 5 of the **_Schedule_**.

"**_Underlying Policy(ies)_**" shall mean the policies listed at Item 5 of the **_Schedule_**.

3.   Maintenance of the Underlying Policy(ies)

The **_Primary Policy_**, or any policies issued in substitution thereof, shall be maintained in full force and effect during the **_Period of Insurance_** save to the extent that it is eroded. This obligation shall cease to apply in the event that the **_Primary Policy_** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an **_Underlying Policy_** other than the **_Primary Policy_** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this **_Policy_** to have been maintained. The **_Primary Policy_** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4.   Step-Down of Cover

Subject always to the **_Limit of Liability_**:

4.1   In the event of the reduction of the amount of indemnity available under any **_Underlying Policy_** by reason of partial erosion of the **_Underlying Limit_** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this **_Policy_** shall, subject to the **_Limit of Liability_** and to the other terms, conditions and limitations of this **_Policy_**, continue to be available to pay that proportion of **_Loss_** which exceeds the amount of indemnity remaining under the **_Underlying Policy(ies)_**.

4.2   In the event of there being no indemnity available under the **_Underlying Policy(ies)_** by reason of the complete erosion of the **_Underlying Limit_** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the

remaining limits available under this **Policy** shall, subject to the **Limit of Liability** and to the other terms, conditions and limitations of this **Policy**, continue for subsequent **Loss** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any **Sublimit** specified in the **Primary Policy** shall apply under this **Policy** in respect of **Loss**.

5.   Notification

Any notification to the **Primary Policy** of a **Claim** or **Circumstance** which is required to be given in accordance with the terms and conditions of the **Primary Policy** shall also be given to the **Insurers** in writing by way of the party identified at Item 7 of the **Schedule**. Such notice shall constitute notice to all **Insurers**.

6.   Claims Participation

6.1   The **Insurers** shall have no liability to pay costs and expenses incurred by or on behalf of the **Insured** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2   No settlement of a claim brought by a third party shall be effected by or on behalf of the **Insured** for such a sum as will require payment by **Insurers** under this **Policy** unless the consent of the **Insurers** has first been obtained, such consent not to be unreasonably delayed or withheld.

7.   Cancellation and Termination

This **Policy** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the **Primary Policy**. However, breach by the **Insured** of any obligation to pay premium in respect of the **Primary Policy** or in respect of any other of the **Underlying Policy(ies)** shall not entitle the **Insurers** to terminate or cancel this **Policy**.

8.   Recoveries

Where, following payment of **Loss** by **Insurers**, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i)   to the **Insured** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this **Policy**, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the **Primary Policy**, the **Underlying Limit** and the amount paid hereunder; and,

(ii)   if any balance remains following the application of (i) above, to the **Insurers** to the extent of the amount(s) paid by them hereunder in respect of **Loss**; and,

(iii)   if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the **Underlying Policies** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this **Policy** shall be construed as limiting or delaying the

Insured's right to payment of any *Loss* hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the *Primary Policy* shall apply in respect of this *Policy* unless and until agreed in writing by the *Insurers*.

10. Reporting Period

Where the terms of the *Primary Policy* provide:

(i)   the *Insured* with a period of time immediately following the policy period of the *Primary Policy* during which notice may be given to the insurers of the *Primary Policy* of any *Claims* or *Circumstances*; and/or,

(ii)   the right to purchase such a period,

then the *Insured* shall have the same period and/or right under this *Policy* in the same manner and on the same terms as those provided for in the *Primary Policy* except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the *Schedule*.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

12. Complaints

The *Insurers* aim to provide a high standard at all times but if the *Insured* is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the *Schedule*.

In respect of *Insurers* other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5389

09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1)   war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2)   any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

    (a)   with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

    (b)   resulting from the hazardous properties of nuclear material and with respect to which
    (1)   any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

    (a)   the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

    (b)   the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

    (c)   the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"**hazardous properties**" include radioactive, toxic or explosive properties; "**nuclear material**" means source material, special nuclear material or by-product material; "**source material**", "**special nuclear material**", and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "**spent fuel**" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "**waste**" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "**nuclear facility**" means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "**nuclear reactor**" means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "**injury**" or "**destruction**" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

<u>**U.S.A.**</u>

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause -
Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or
the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or
indirectly caused by or contributed to by or arising from ionising radiations or contamination
by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of
nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

SANCTIONS LIMITATION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100A
5 October 2023

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the (Re)Insured, will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon:

> Lloyd's America, Inc.
> Attention: Legal Department
> 280 Park Avenue, East Tower, 25th Floor
> New York,
> NY 10017
> United States of America

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and Underwriters will abide by the final decision of such Court in respect of that suit, or of any Appellate Court in the event of an appeal.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or their successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the (Re)insured or any beneficiary hereunder arising out of this (re)insurance, and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

This Service of Suit Clause will not be read to conflict with or override the obligations of the parties to arbitrate their disputes, if applicable, as provided for in any arbitration provision within this (re)insurance. Where there is an arbitration provision within this (re)insurance, the provisions of this Clause shall operate as an aid to compelling or enforcing such arbitration or arbitral award only and not as an alternative to any arbitration provision for resolving disputes arising out of this (re)insurance.

LMA5020A

07/04/2025

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2025**.

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2025** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 40,000,000 part of USD 70,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

INFORMATION

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing December 2024
- Fidelity Funds - AUM YoY Comparison

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

<u>Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the United Kingdom):</u>

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability
underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's

syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 40,000,000 part of USD 70,000,000

BASIS OF WRITTEN LINES: Percentage of Whole.
NMA 2419 – Lines Clause as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)   in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b)   the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.


WRITTEN LINES

MODE OF EXECUTION CLAUSE


This contract and any changes to it may be executed by:

   a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

   b. a unique authorisation provided via a secure electronic trading platform

   c. a timed and dated authorisation provided via an electronic message/system;

   d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

   e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113017P25
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written %   Signed and Dated Stamp
Incorporating Underwriting Reference

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	
	Details of variation(s) to the contract applying to the above Insurer only:
Premium: for 100% for the **policy period**	
Brokerage: %	**Premium:** for 100% for the **policy period**
SMB: %	**Brokerage:** %
	SMB: %

Willis Limited

WRITTEN LINES

<u>MODE OF EXECUTION CLAUSE</u>

This contract and any changes to it may be executed by:

    a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

    b. a unique authorisation provided via a secure electronic trading platform

    c. a timed and dated authorisation provided via an electronic message/system;

    d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

    e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113017P25
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written %   **Signed and Dated Stamp**
                           Incorporating Underwriting Reference

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	
Premium: for 100% for the policy period	**Details of variation(s) to the contract applying to the above Insurer only:**
Brokerage: %	**Premium:** for 100% for the policy period
SMB: %	**Brokerage:** %
	SMB: %

Willis Limited

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Chubb Syndicate 2488

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

BASIS OF AGREEMENT TO CONTRACT CHANGES:

GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A.   In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

      i.   Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

      ii.   any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

      iii.   It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B.   In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

      i.   It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

      ii.   Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no

further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

    i.   The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not

applicable, then the following shall apply as appropriate:-

   ii.   The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.
(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

   iii.   IUA claims agreement practices.

   iv.   The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1   Single Claims Agreement Party

1.1   Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2   Exceptions

Where:

   1.2.1   the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

   1.2.2   after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

   1.2.3   issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in

regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4   in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2.   Slip Leader Responsibilities

2.1   Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2   Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1   act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2   act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3   comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP**

Claim and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3. Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1 any new claim or circumstance assigned as a **SCAP Claim**;

3.2 any recommended reserve or reserves for a **SCAP Claim**;

3.3 any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4 any change in the assignment of a **SCAP Claim**;

3.5 the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6 the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7 any receipt of a complaint against (re)insurers;

3.8   any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9   where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4.   **Termination of the SLIP LEADER's Authority**

In the event that the SLIP LEADER:

4.1   becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2   has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3   ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5   **Professional Advisers**

5.1   The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.

5.2   A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be

agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS

Fast Track Arbitration Rules. The seat of arbitration shall be London.

8   Limitation of Liability

8.1   The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2   If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3   A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4   Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5   Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect of which it would be unlawful to exclude or restrict liability.

9   Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the

Subscribing (Re)Insurers submit to the exclusive jurisdiction of the Courts of England and Wales.

10   Exclusions

10.1   The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

   10.1.1   Binding Authorities;

   10.1.2   Proportional & Quota Share Treaties.

10.2   The following forms of settlement are excluded from these Arrangements:

   10.2.1   ex gratia payments of any kind;

   10.2.2   commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:
   • in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

   • in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

   • by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a

single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd's syndicate has the largest signed line and, in the event of there being more than one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION:

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services

performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE: 30 August 2025

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1) the inception date of the risk or

2) the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

BUREAUX ARRANGEMENTS: **Premium Processing Clause**

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this

contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)   the date of receipt by Willis Limited for premiums
b)   the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

•   issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

NON-BUREAUX ARRANGEMENTS: Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)   the date of receipt by Willis Limited for premiums
b)   the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):

None.

As shown under TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT as stated in the RISK DETAILS section of the contract, otherwise it is the responsibility of each subscribing insurer to discharge their relevant tax obligations.

COUNTRY OF ORIGIN:

United States of America

REGULATORY RISK LOCATION:

United States of America

OVERSEAS BROKER:

Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
United States of America

SURPLUS LINES BROKER:

Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199 United States of America
Surplus Lines License Number: 953698

US CLASSIFICATION:

US Surplus Lines

STATE OF FILING:

Massachusetts

ALLOCATION OF PREMIUM TO CODING:

BB (Crime) - 99%

7T- 1%

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

REGULATORY CLIENT CLASSIFICATION:

Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:   Yes

TOTAL BROKERAGE: Nil

OTHER DEDUCTIONS FROM PREMIUM :   Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113017P25

Date contract printed to PDF: 12:20 04 July 2025

SIGNED UNDERWRITERS

Chubb   **Slip Leader**

CHUBB   ⚓ **CGM 2488**

| 25%
Written | A | K | F | H | 6 | O | L | H | 5 | 1 | 3 | 8 | | | BB |

| 25%
Signed | A | K | F | T | 6 | O | L | H | 5 | 1 | 3 | 8 | | | 7T |

11:07 01 July 2025
Lloyd's Underwriter Syndicate No. 2488 CGM, London, England
James Root on behalf of Martin Borgquist
Bound

K2 Insurance International

Written 18.75%

Signed 18.75%



| 16.875%
Written | P | 0 | 0 | 0 | 6 | 9 | 5 | 2 | 2 | 5 | A | A | | |

16.875%
Signed

14:26 03 July 2025
K2 Financial Ltd B1894CONK2MROW25 Non-EEA S1 2025 - Premium/Claims settled directly with K2 Financial with notifications to FI.Premiums@k2insinternational.com / UKFIClaims@k2insinternational.com. https://tiny.one/PPL9000
Ruth Reynolds
Bound

Line Conditions

Agreement Party for all Endorsements



1.875% **Written**	P 0 0 0 6 9 5 2 2 5 A B	
1.875% **Signed**	14:26 03 July 2025 K2 Financial Ltd B1894K2FIWFROW25 2025 Waterfall Non-EEA On behalf of RNR 1458 (25%) DUW 1729 (20%) WBC 5886 (30%) CSL 1084 (25%). Premium/Claim settled w/ K2 Financial w/ notification to FI.Premiums@k2insinternational.com/UKFIClaims@k2insinternational.com Ruth Reynolds **Bound**	

Brit Insurance



BRT 2987

12.5% **Written**	T Q 4 1 1 Q 2 5 A 0 0 0	7T, BB
12.5% **Signed**	14:26 03 July 2025 Lloyd's Underwriter Syndicate No. 2987 BRIT, London, England Lewis Webb **Bound**	

Line Conditions

Brit to be noted as an agreement party under Agreement Parties for Contract Changes, For Their Own Proportion Only under the Subscription Agreement

Arch



AAL 1955/2012

8.125% **Written**	0 6 9 2 8 8 0 1 2 0 2 5	BB
8.125% **Signed**	12:18 04 July 2025 Lloyd's Underwriter Syndicate No. AAL 2012 80% / ASL 1955 20%, London, England Sangeetha Mani on behalf of Nick Allen **Bound**	

Line Conditions

Agreement Party for all Claims

Agreement Party for all Endorsements

QBE European Company Operations



QBE
1886

13.125%
Written

| 2 | 5 | B | A | 2 | 1 | 0 | 5 | 6 | 5 | N | B | | | 7T

13.125%
Signed

| 2 | 5 | B | A | 2 | 1 | 0 | 5 | 6 | 5 | N | A | | | BB

14:27 03 July 2025
Lloyd's Underwriter Syndicate No. 1886 QBE, London, England
Dominic Checketts
Bound

Line Conditions

QBE to be agreement party for contract changes and claims.

Talbot Underwriting Ltd



TAL
1183

10%
Written

| C | F | G | 1 | 0 | 9 | 0 | 8 | 2 | R | 2 | 5 | | | BB
BB

10%
Signed

| C | F | C | 3 | 5 | 2 | 2 | 5 | 6 | B | 2 | 5 | | | 7T
7T

15:29 30 June 2025
Lloyd's Underwriter Syndicate No. 1183 TAL, London, England
Neil Roomes
Bound as Lloyd's Leader

Markel International



MKL
3000

12.5%
Written

| C | M | 8 | 9 | 4 | 6 | A | 2 | 5 | R | A | A | | | BB

12.5%
Signed

| C | M | 8 | 9 | 4 | 6 | B | 2 | 5 | R | A | A | | | 7T

14:35 30 June 2025
Lloyd's Underwriter Syndicate No. 3000 MKL, London, England
Jamie Tomlin
Bound as Lloyd's Second Leader

SETTLEMENT INFORMATION

Allocation of Premium to Coding

BB at 99%
7T at 1%

Allocation of Premium to Year of Account

2025

Terms of Settlement

Settlement Due Date:	30 August 2025
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Chubb

Non-Bureau Leader

Martin Borgquist

Lloyd's 1183

Lloyd's Leader

Neil Roomes

WILLIS TOWERS WATSON NORTHEAST INC
ATTN: Mary Coughlin
PO BOX 210583
DALLAS, TX 75211

INSURED: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

PRODUCT: ***DFIBond***

POLICY NO: 82179281

TRANSACTION: RENL_RW

Insured: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS   Date: January 7, 2026

Producer: WILLIS TOWERS WATSON NORTHEAST INC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
        WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 1, 2025	82179281	Renewal - Excess Bond Form E		$ 21,104.00
To				
July 1, 2026				
0.00% Commission				
			TOTAL	$ 21,104.00

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

Bond Number: 82179281

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

88 BLACK FALCON, FIRST FL, EAST SIDE STE 167
BOSTON, MA 02210

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2025
to 12:01 a.m. on July 1, 2026

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$5,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ Per Primary

ITEM 5. PRIMARY BOND:

Insurer: Berkshire Hathaway Specialty Insurance Company

Bond No. 47-EPF-315881-05

Limit $10,000,000

Deductible: $400,000

Bond Period: 07/01/2025 TO 07/01/2026

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER:
N/A

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$165,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

Endorsement 1

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized
officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

_____
Secretary

_____
President

January 7, 2026		
Date		Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

    a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

    b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

    c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

        (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

        (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

        (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

        (4) any one event not specified above, in c.(1), c.(2) or c.(3).

    d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

    On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

    a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

    b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

    The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

    a. facts which may subsequently result in a loss of a type covered by this bond, or

    b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

    regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery *(continued)*	Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

    a.   submit to examination by the COMPANY and subscribe to the same under oath, and

    b.   produce for the COMPANY'S examination all pertinent records, and

    c.   cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

    a.   sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

    b.   immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

    c.   immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

    d.   immediately on the dissolution of the ASSURED, or

    e.   immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

    f.   immediately on expiration of the BOND PERIOD, or

    g.   immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Effective date of
this endorsement/rider: July 1, 2025

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82179281

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative



Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

 

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

July 23, 2025

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Fixed Income and Asset Allocation Funds
     Excess Bond Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Fixed Income and Asset Allocation Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

rf

Policy Number: **ELU204596-25**
Renewal of Number: ELU197868-24

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Regulatory Office
505 Eagleview Blvd. Suite 100
Dept: Regulatory
Exton, PA 19341-1120
Telephone: 800-688-1840

Executive Offices
677 Washington Blvd.
10th Floor, Suite 1000
Stamford, CT 06901
Telephone: 877-953-2636

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC, 88 Black Falcon
First Floor East Side Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. **Policy Period:** **From:** July 01, 2025 **To:** July 01, 2026

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**

$10,000,000
Part of
$70,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-05	$10,000,000
(b)	Underlying Excess Policy	Federal Insurance Company	82484869	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-581-74-74	$10,000,000
		ICI Mutual Insurance Company	87153125D	$10,000,000
		Allied World Assurance Company, AG	C014840/015	$10,000,000
		QBE Insurance Corporation	130005116	$10,000,000
		Travelers Casualty and Surety Company of America	106547262	$10,000,000
		Continental Casualty Company	287042220	$10,000,000
		Starr Indemnity & Liability Company	1000059071251	$10,000,000
		AXIS Insurance Company	P-001-000158021-06	$5,000,000

Zurich American Insurance Company	FIB-0456717-02	$5,000,000
Ironshore Indemnity Inc	FI4NAB095H006	$5,000,000 p/o $50,000,000
Everest National Insurance Company	FL5FD00135-251	$7,000,000 p/o $50,000,000
Lloyds of London	13012P25	$5,000,000 p/o $50,000,000
US Specialty Insurance Company	24-MGU-25-A60816	$8,000,000 p/o $50,000,000
Twin City Fire Insurance Company	08 FI 0252157-25	$10,000,000 p/o $50,000,000
Freedom Specialty Insurance Company	XJO2508786	$10,000,000 p/o $50,000,000
Allianz Global Risks US Insurance Company	USF05426425	$2,500,000 p/o $25,000,000
Arch Reinsurance Ltd	FIF400445/01/2025	$2,500,000 p/o $25,000,000
Liberty Specialty Markets Agency Limited	LSMAFL494802A	$2,500,000 p/o $25,000,000
National Casualty Company	XJO2508998	$2,500,000 p/o $25,000,000
Old Republic Insurance Company	ORPRO 13 103572	$2,500,000 p/o $25,000,000
Endurance American Insurance Company	FIX30063558901	$2,500,000 p/o $25,000,000
Berkely Insurance Company	BPRO8126544	$5,000,000 p/o $25,000,000
Twin City Fire Insurance Company	08 FI 0664579-25	$5,000,000 p/o $25,000,000
Federal Insurance Company	82179281	$5,000,000 p/o $70,000,000
ICI Mutual Insurance Company	87153125B	$15,000,000 p/o $70,000,000
Lloyd's of London	13011P25	$40,000,000 p/o $70,000,000

Item 5. **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6. **Premium:**

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$42,684.00

Item 7. **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14   XS 80 07 12 14

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

IL MP 9104 0124 XLS

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the United States of America, the European Union or the United Kingdom.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset
Allocation Funds
Policy No.: ELU204596-25

Effective: July 01, 2025
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1)   It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2)   It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy.   The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE
This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the "Insured") **Fidelity Fixed Income and Asset Allocation Funds** (as defined in the Primary Bond)	Bond Number **87153125B**

Principal Office:
    c/o FMR LLC
    88 Black Falcon
    First Floor, East, Suite 167
    Mailzone V7E
    Boston, MA 02210

Mailing Address:
    Willis Towers Watson Northeast, Inc.
    75 Arlington Street, Floor 10
    Boston, MA 02116

Item 2. Bond Period: from 12:01 a.m. on July 1, 2025, to 12:01 a.m. on July 1, 2026, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$175,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$175,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$175,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$175,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$175,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$175,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$175,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$175,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$175,000,000

[1]   Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND — Berkshire Hathaway Specialty Insurance # 47-EPF-315882-05

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: *Swenitha Nalli*
Authorized Representative

By: *Catherine Dalton*
Authorized Representative

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

    a.   Any coverage exceptions specified by riders attached to this bond;

    b.   The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

    c.   The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.   CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.   LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.   **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b.   **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c.   **Single Loss** means:

(1)   all loss resulting from any one actual or attempted theft committed by one person, or

(2)   all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3)   all loss caused by dishonest or fraudulent acts committed by one person, or

(4)   all expenses incurred with respect to any one audit or examination, or

(5)   all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d.   **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)   becomes aware of facts, or

(2)   receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

   a.   submit to examination by the Underwriter and subscribe to the same under oath, and

   b.   produce for the Underwriter's examination all pertinent records, and

   c.   cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED	BOND NUMBER
Fidelity Fixed Income and Asset Allocation Funds	**87153125B**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2025	**July 1, 2025 to July 1, 2026**	*Catherine Dalton*

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). If total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for **"acts of terrorism."** However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



CONTRACT
OF
INSURANCE

UNIQUE MARKET REFERENCE (UMR):	B080113011P25

INSURED: Fidelity Fixed Income and Asset Allocation Funds
and as or more fully defined in the Contract Wording.

PRINCIPAL ADDRESS: c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, MA 02210
United States of America

TYPE: Insurance of:
Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

PERIOD OF INSURANCE: From: 1 July 2025

To: 1 July 2026

Both days at 12:01am local standard time at the principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE: B080113011P25

TYPE: Insurance of:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

INSURED: Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.

PRINCIPAL ADDRESS: c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, MA 02210
United States of America

PERIOD OF INSURANCE: From: 1 July 2025

To: 1 July 2026

Both days at 12:01am local standard time at the principal address of the Insured

INTEREST: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

LIMIT OF LIABILITY: USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period

In excess of underlying contracts for:
USD 175,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

TERRITORIAL LIMITS: Worldwide

CONDITIONS: All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA5389 U.S. Terrorism Risk Insurance Act of 2002 as amended - New & Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

6. LMA3100A Sanctions Limitation Clause

    Losses/Claims to be notified via Willis Towers Watson,
    FINEX - Claims Department,
    51 Lime Street,
    London EC3M 7DQ,
    United Kingdom

    ficlaims@wtwco.com

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION: This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in

the LMA 5020A (07/04/25) Service of Suit Clause (U.S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Lloyd's America, Inc.
Attention Legal Department
280 Park Avenue, East Tower, 25th Floor
New York, NY 10017

PREMIUM:

USD 145,200 for USD 40,000,000 Order Hereon

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

PREMIUM PAYMENT TERMS:

Premium Payment Condition as follows:

LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before 30 August 2025

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:

None

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:

None

RECORDING, TRANSMITTING AND STORING INFORMATION:

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113011P25

Item 1:   ***Insured***:   Fidelity Fixed Income and Asset Allocation Funds

                 Principal Address: FMR LLC
                                     88 Black Falcon,
                                     First Floor, East Side, Suite 167,
                                     Mailzone V7E,
                                     Boston, MA 02210
                                     United States of America

Item 2:   ***Insurer(s)***:   Lloyd's Syndicates:
                                     Chubb Syndicate 2488 and others

Item 3:   ***Period of Insurance***: From: 1 July 2025
                                     To: 1 July 2026
                                     Both days at 12:01am local standard time at the Principal address shown at Item 1 above.

Item 4:   ***Limit of Liability***:   USD 40,000,000 any one loss/claim and in the aggregate
for

in

                                     the period part of USD 70,000,000 any one loss/claim and

                                     the aggregate for the period

Item 5:   ***Underlying Policy(ies)***:   In excess of underlying contracts for USD 175,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

                 Retention: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company.

Item 6:   ***Premium***:   USD 145,200

                 Taxes: None due from London

Item 7:   Notification(s) in accordance with clause 5 required to be addressed to:
                                               Willis Towers Watson,
                                             FINEX - Claims Department,
                                             51 Lime Street,
                                           London EC3M 7DQ,
                                           United Kingdom

Item 8:   Endorsements are as attached at issue of this ***Contract***.

Item 9:   Additional premium required: Nil

Item 10:   Addressees for complaints:

(a)   For **Insurers** who are Lloyd's Insurers:

Complaints,
Fidentia House,
Walter Burke Way,
Chatham Maritime,
Chatham
Kent
ME4 4RN

Telephone: +44 (0)207 327 5693
Facsimile: +44 (0)207 327 5225
Email: Complaints@Lloyds.com

(b)   For all other **Insurers**:

Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the **Insured** having paid or agreed to pay the **Premium** and subject to all of the definitions, terms, conditions and limitations of this **Policy**, **Insurers** and the **Insured** agree as follows:

1.   **Insuring Agreement**

1.1   Except insofar as the express terms of this **Policy**:

     (a)   make specific provision in respect of any matter for which specific provision is also made in the **Primary Policy**, in which case the express terms of this **Policy** shall prevail; or

     (b)   make specific provision in respect of any matter for which no specific provision is made in the **Primary Policy**, in which case the express terms of this **Policy** shall apply;

     this **Policy** shall take effect and operate in accordance with the terms of the **Primary Policy**.

1.2   Subject to the **Limit of Liability**, the **Insurers** shall pay to or on behalf of the **Insured** that proportion of **Loss** which exceeds the **Underlying Limit**.

1.3   Except as provided specifically to the contrary in this **Policy**, the **Insurers** shall have no liability to make payment for any **Loss** under this **Policy** until the **Underlying Limit** has been completely eroded by amounts which the insurers of the **Underlying Policy(ies)**:

     (i)   shall have paid; or,

     (ii)   shall have agreed to pay; or,

     (iii)   shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

     whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

     (a)   where, as part of any agreement to pay loss or liability (as applicable) under an **Underlying Policy**, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the **Insurers** will pay **Loss** under this **Policy** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the **Insurers** shall pay **Loss** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the **Loss** of the **Insured** would have exceeded the **Underlying Limit**.

     (b)   where any insurer of an **Underlying Policy** is or becomes **Insolvent** with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the **Underlying Policy** is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

         (i)   any other insurer participating on the relevant **Underlying Policy** pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii)　the *Insured* establishes that the *Insurers* would be liable hereunder but for the *Insolvency*.

(c)　*Insurers* will recognise the erosion of the *Underlying Limit* by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any *Underlying Policy* whether or not such cover is also provided by this *Policy*.

(d)　where any *Underlying Policy* (other than the *Primary Policy*) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such *Underlying Policy* for some or all of any loss or liability (as applicable), such *Underlying Policy* shall, for the purposes of the operation of this *Policy*, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes *Loss*.

(e)　*Insurers* will recognise the erosion of the *Underlying Limit* by the operation of one or more *Relevant Provisions*.

(f)　Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the *Underlying Policies* do not pay loss forming part of the *Underlying Limit* and such unpaid loss is paid instead by or on behalf of the *Insured*, the *Insurers* will recognise the erosion of the *Underlying Limit* as a consequence of such payment.

2.　Definitions

Wherever the following words and phrases appear in bold and italics in this *Policy* they shall have the meanings given to them below:

"*Claim*" or "*Circumstance*" shall mean "claim", "circumstance" or any other term by which the *Primary Policy* identifies matters potentially giving rise to payments thereunder in respect of *Loss*.

"*Insolvent"* or *"Insolvency*" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"*Insured*" shall mean those persons and organisations identified at Item 1 of the *Schedule* and all other persons and organisations as are insured or otherwise entitled to indemnity under the *Primary Policy*.

"*Insurers*" shall mean the insurers of this *Policy* identified at Item 2 of the *Schedule*.

"*Limit of Liability*" shall mean the sum(s) shown at Item 4 of the *Schedule* being the maximum sum(s) the *Insurers* are liable to pay under this *Policy* for all *Loss*, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the *Limit of Liability* unless expressly provided for at Item 4, notwithstanding that the *Primary Policy* may provide for one or more reinstatements.

"*Loss*" shall mean all and any amounts for which *Insurers* are liable to the *Insured* pursuant to the terms and conditions of this *Policy* and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this *Policy* shall be liable to pay as *Loss* all losses, costs, liabilities or damages and other expenses of the *Insured* as are covered by the *Primary Policy* of whatever nature and howsoever described by the *Primary Policy*. However, and notwithstanding any provision to the contrary in the *Primary*

Policy, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1   In the event of the reduction of the amount of indemnity available under any **Underlying Policy** by reason of partial erosion of the **Underlying Limit** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this **Policy** shall, subject to the **Limit of Liability** and to the other terms, conditions and limitations of this **Policy**, continue to be available to pay that proportion of **Loss** which exceeds the amount of indemnity remaining under the **Underlying Policy(ies)**.

4.2   In the event of there being no indemnity available under the **Underlying Policy(ies)** by reason of the complete erosion of the **Underlying Limit** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this **Policy** shall, subject to the **Limit of Liability** and to the other terms, conditions and limitations of this **Policy**, continue for subsequent **Loss** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any **Sublimit** specified in the **Primary Policy** shall apply under this **Policy** in respect of **Loss**.

5.   Notification

Any notification to the **Primary Policy** of a **Claim** or **Circumstance** which is required to be given in accordance with the terms and conditions of the **Primary Policy** shall also be given to the **Insurers** in writing by way of the party identified at Item 7 of the **Schedule**. Such notice shall constitute notice to all **Insurers**.

6.   Claims Participation

6.1   The **Insurers** shall have no liability to pay costs and expenses incurred by or on behalf of the **Insured** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2   No settlement of a claim brought by a third party shall be effected by or on behalf of the **Insured** for such a sum as will require payment by **Insurers** under this **Policy** unless the consent of the **Insurers** has first been obtained, such consent not to be unreasonably delayed or withheld.

7.   Cancellation and Termination

This **Policy** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the **Primary Policy**. However, breach by the **Insured** of any obligation to pay premium in respect of the **Primary Policy** or in respect of any other of the **Underlying Policy(ies)** shall not entitle the **Insurers** to terminate or cancel this **Policy**.

8.   Recoveries

Where, following payment of **Loss** by **Insurers**, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i)   to the **Insured** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this **Policy**, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the **Primary Policy**, the **Underlying Limit** and the amount paid hereunder; and,

(ii)   if any balance remains following the application of (i) above, to the **Insurers** to the extent of the amount(s) paid by them hereunder in respect of **Loss**; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the **Underlying Policies** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this **Policy** shall be construed as limiting or delaying the **Insured's** right to payment of any **Loss** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the **Primary Policy** shall apply in respect of this **Policy** unless and until agreed in writing by the **Insurers**.

10. Reporting Period

Where the terms of the **Primary Policy** provide:

(i) the **Insured** with a period of time immediately following the policy period of the **Primary Policy** during which notice may be given to the insurers of the **Primary Policy** of any **Claims** or **Circumstances**; and/or,

(ii) the right to purchase such a period,

then the **Insured** shall have the same period and/or right under this **Policy** in the same manner and on the same terms as those provided for in the **Primary Policy** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the **Schedule**.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

12. Complaints

The **Insurers** aim to provide a high standard at all times but if the **Insured** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the **Schedule**.

In respect of **Insurers** other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5389

09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918   (amended)
08/10/2001

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

    (a)   with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

    (b)   resulting from the hazardous properties of nuclear material and with respect to which
    (1)   any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

    (a)   the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

    (b)   the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

    (c)   the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"**hazardous properties**" include radioactive, toxic or explosive properties; "**nuclear material**" means source material, special nuclear material or by-product material; "**source material**", "**special nuclear material**", and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "**spent fuel**" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "**waste**" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "**nuclear facility**" means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "**nuclear reactor**" means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "**injury**" or "**destruction**" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

<u>**U.S.A.**</u>

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause -
Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or
the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or
indirectly caused by or contributed to by or arising from ionising radiations or contamination
by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of
nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited

SANCTIONS LIMITATION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100A
5 October 2023

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2025**.

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2025** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 40,000,000 of USD 70,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the (Re)Insured, will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon:

> Lloyd's America, Inc.
> Attention: Legal Department
> 280 Park Avenue, East Tower, 25th Floor
> New York,
> NY 10017
> United States of America

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and Underwriters will abide by the final decision of such Court in respect of that suit, or of any Appellate Court in the event of an appeal.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or their successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the (Re)insured or any beneficiary hereunder arising out of this (re)insurance, and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

This Service of Suit Clause will not be read to conflict with or override the obligations of the parties to arbitrate their disputes, if applicable, as provided for in any arbitration provision within this (re)insurance. Where there is an arbitration provision within this (re)insurance, the provisions of this Clause shall operate as an aid to compelling or enforcing such arbitration or arbitral award only and not as an alternative to any arbitration provision for resolving disputes arising out of this (re)insurance.

LMA5020A

07/04/2025

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

<u>INFORMATION</u>

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing December 2024
- Fidelity Funds - AUM YoY Comparison

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

<u>Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the United Kingdom):</u>

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's

syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 40,000,000 part of USD 70,000,000

BASIS OF WRITTEN   Percentage of Whole.
LINES: NMA 2419 – Lines Clause as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)   in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b)   the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.


WRITTEN LINES

<u>MODE OF EXECUTION CLAUSE</u>


This contract and any changes to it may be executed by:

    a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

    b. a unique authorisation provided via a secure electronic trading platform

    c. a timed and dated authorisation provided via an electronic message/system;

    d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

    e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113011P25
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written %   Signed and Dated Stamp
**   Incorporating Underwriting Reference**

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	
	Details of variation(s) to the contract applying to the above Insurer only:
Premium: for 100% for the policy period	
Brokerage: % **SMB:** %	**Premium:** for 100% for the policy period **Brokerage:** % **SMB:** %


WRITTEN LINES

MODE OF EXECUTION CLAUSE


This contract and any changes to it may be executed by:

    a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

    b. a unique authorisation provided via a secure electronic trading platform

    c. a timed and dated authorisation provided via an electronic message/system;

    d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

    e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113011P25
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written %   **Signed and Dated Stamp**
                        Incorporating Underwriting Reference

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	
Premium: for 100% for the policy period	**Details of variation(s) to the contract applying to the above Insurer only:**
Brokerage: %	**Premium:** for 100% for the policy period
SMB: %	**Brokerage:** %
	SMB: %

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Chubb Syndicate 2488

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A.   In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

        i.   Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

        ii.   any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

        iii.   It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B.   In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

        i.   It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

        ii.   Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no

further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

    i.   The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not

applicable, then the following shall apply as appropriate:-

ii.   The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.
(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii.   IUA claims agreement practices.

iv.   The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1   Single Claims Agreement Party

1.1   Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2   Exceptions

Where:

1.2.1   the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2   after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3   issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in

regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP**

Claim and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4   Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5   Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3.   Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1   any new claim or circumstance assigned as a **SCAP Claim**;
3.2   any recommended reserve or reserves for a **SCAP Claim**;
3.3   any revision to the recommended reserve or reserves for a **SCAP Claim**;
3.4   any change in the assignment of a **SCAP Claim**;
3.5   the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;
3.6   the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;
3.7   any receipt of a complaint against (re)insurers;

3.8   any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9   where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4.   Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1   becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2   has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3   ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5   Professional Advisers

5.1   The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.

5.2   A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be

agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS

Fast Track Arbitration Rules. The seat of arbitration shall be London.

8   Limitation of Liability

8.1   The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2   If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3   A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4   Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5   Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect of which it would be unlawful to exclude or restrict liability.

9   Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the

Subscribing (Re)Insurers submit to the exclusive jurisdiction of the Courts of England and Wales.

10   Exclusions

10.1   The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

      10.1.1   Binding Authorities;

      10.1.2   Proportional & Quota Share Treaties.

10.2   The following forms of settlement are excluded from these Arrangements:

      10.2.1   ex gratia payments of any kind;

      10.2.2   commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:
- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a

single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd's syndicate has the largest signed line and, in the event of there being more than one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION:

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services

performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE: 30 August 2025

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1) the inception date of the risk or

2) the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT: Not applicable unless detailed here.

BUREAUX ARRANGEMENTS: **Premium Processing Clause**

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this

contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)   the date of receipt by Willis Limited for premiums
b)   the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

•   issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

NON-BUREAUX ARRANGEMENTS:

Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):

None.

As shown under TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT as stated in the RISK DETAILS section of the contract, otherwise it is the responsibility of each subscribing insurer to discharge their relevant tax obligations.

COUNTRY OF ORIGIN:

United States of America

REGULATORY RISK LOCATION:

United States of America

OVERSEAS BROKER:

Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
United States of America

SURPLUS LINES BROKER:

Willis Towers Watson Northeast, Inc.

75 Arlington Street, Floor 10,

Boston, MA 02199

United States of America

Surplus Lines License Number: 953698

US CLASSIFICATION:

US Surplus Lines

STATE OF FILING:

Massachusetts

ALLOCATION OF PREMIUM TO CODING:

BB (Crime) – 99%

7T- 1%

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

REGULATORY CLIENT CLASSIFICATION:

Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:   Yes

TOTAL BROKERAGE: Nil

OTHER DEDUCTIONS FROM PREMIUM :   Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113011P25

Date contract printed to PDF: 14:30 03 July 2025

SIGNED UNDERWRITERS

Chubb

Slip Leader



CHUBB CGM 2488

25%
Written

A	K	F	H	6	O	L	L	5	0	0	4			

BB

25%
Signed

A	K	F	T	6	O	L	L	5	0	0	4			

7T

11:09 01 July 2025
Lloyd's Underwriter Syndicate No. 2488 CGM, London, England
James Root on behalf of Martin Borgquist
Bound

K2 Insurance International

Written 18.75%

Signed 18.75%

K2 INTERNATIONAL

16.875%
Written

P	0	0	0	6	8	8	0	2	5	A	A			

16.875%
Signed

11:53 03 July 2025
K2 Financial Ltd B1894CONK2MROW25 Non-EEA S1 2025 - Premium/Claims settled directly with K2 Financial with notifications to FI.Premiums@k2insinternational.com / UKFIClaims@k2insinternational.com. https://tiny.one/PPL9000
Ruth Reynolds
Bound

<u>Line Conditions</u>

Agreement Party for all Endorsements



K2 INTERNATIONAL

P	0	0	0	6	8	8	0	2	5	A	B			

1.875%
Written

1.875%
Signed

11:53 03 July 2025
K2 Financial Ltd B1894K2FIWFROW25 2025 Waterfall Non-EEA On behalf of RNR 1458 (25%) DUW 1729 (20%) WBC 5886 (30%) CSL 1084 (25%). Premium/Claim settled w/ K2 Financial w/ notification to FI.Premiums@k2insinternational.com/UKFIClaims@k2insinternational.com
Ruth Reynolds
Bound

Brit Insurance



BRIT

BRT 2987

T	Q	4	0	9	Q	2	5	A	0	0	0			

7T, BB

12.5%
Written

12.5%
Signed

11:55 03 July 2025
Lloyd's Underwriter Syndicate No. 2987 BRIT, London, England
Lewis Webb
Bound

<u>Line Conditions</u>

Brit to be noted as an agreement party under Agreement Parties for Contract Changes, For Their Own Proportion Only under the Subscription Agreement

Arch



Arch | Insurance

AAL 2012/1955

0	6	9	2	8	2	0	1	2	0	2	5			

BB

8.125%
Written

8.125%
Signed

11:55 03 July 2025
2023 Lloyd's Underwriter Syndicate No. AAL 2012 (80%) / ASL 1955 (20%), London, England
Sangeetha Mani on behalf of Nick Allen
Bound

<u>Line Conditions</u>

Agreement Party for all Claims
Agreement Party for all Endorsements

QBE European Company Operations



QBE 1886

13.125% **Written**	2 5 B A 2 1 0 5 6 3 K B	7T
13.125% **Signed**	2 5 B A 2 1 0 5 6 3 K A	BB

11:57 03 July 2025
Lloyd's Underwriter Syndicate No. 1886 QBE, London, England
Dominic Checketts
Bound

Line Conditions

QBE to be agreement party for contract changes and claims.

Talbot Underwriting Ltd



TAL 1183

10% **Written**	C F R 1 0 9 0 8 1 R 2 5	BB BB
10% **Signed**	C F L 3 5 2 2 5 5 B 2 5	7T 7T

15:28 30 June 2025
Lloyd's Underwriter Syndicate No. 1183 TAL, London, England
Neil Roomes
Bound as Lloyd's Leader

Markel International



MKL 3000

12.5% **Written**	C M 8 9 4 5 A 2 5 R A A	BB
12.5% **Signed**	C M 8 9 4 5 B 2 5 R A A	7T

14:00 30 June 2025
Lloyd's Underwriter Syndicate No. 3000 MKL, London, England
Jamie Tomlin
Bound as Lloyd's Second Leader

SETTLEMENT INFORMATION

Allocation of Premium to Coding

BB at 99%
7T at 1%

Allocation of Premium to Year of Account

2025

Terms of Settlement

Settlement Due Date:	30 August 2025
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Chubb

Non-Bureau Leader

Martin Borgquist

Lloyd's 1183

Lloyd's Leader

Neil Roomes